     As filed with the Securities and Exchange Commission on July 30, 1999

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                     Pursuant to Section 12(b) or 12(g) of
                      The Securities Exchange Act of 1934

                               ----------------

                         HUGHES ELECTRONICS CORPORATION
             (Exact name of registrant as specified in its charter)

                Delaware                                52-1106564
    (State or other jurisdiction of                  (I.R.S. employer
     incorporation or organization)               identification number)


     200 North Sepulveda Boulevard                         90245
         El Segundo, California                         (Zip Code)
    (Address of principal executive
                offices)

              Registrant's telephone number, including area code:

                                 (310) 662-9985

       Securities to be registered pursuant to Section 12(b) of the Act:

                                     None.

       Securities to be registered pursuant to Section 12(g) of the Act:

                                 Title of Class

                         Common Stock, par value $1.00

   To the extent the items in this Form 10 are identical to items in a Form 10-K, this Registration Statement on Form 10 has been prepared on the reduced disclosure format specified in Instruction I to Form 10-K. Specifically, items 2 and 3 have been prepared in accordance with such Instruction I, and items 4, 5, 6 and 7 have been omitted in accordance with such Instruction I.

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

                         HUGHES ELECTRONICS CORPORATION

Forward-Looking Statements

   This registration statement may contain certain statements that we believe are, or may be considered to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by use of statements that include phrases such as we "believe," "expect," "anticipate," "intend," "plan," "foresee" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. All of these forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those contemplated by the relevant forward-looking statement. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included in this registration statement are made only as of the date of this registration statement and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

General

   We are a wholly-owned subsidiary of General Motors Corporation. General Motors is primarily engaged in the automotive and satellite and wireless communications industries. General Motors also has financing and insurance operations and, to a lesser extent, engages in other industries. General Motors has two classes of common stock, Class H common stock and $1-2/3 common stock. The Class H common stock tracks the performance of our company. Our financial performance determines the earnings per share attributable to the Class H common stock and the amounts available for the payment of dividends on the Class H common stock. This registration statement, however, does not relate to registration of the Class H common stock nor the $1-2/3 common stock. Rather, it relates to the registration of the common stock of Hughes Electronics Corporation, all of which is owned by General Motors.

Item 1. Business

Overview

   We are a leading global provider of digital direct broadcast satellite entertainment services, satellite communications services and satellite-based private business networks. We are also a leading global manufacturer of satellite systems. Since our founding, we have been a pioneer in many aspects of the satellite and wireless communications industry, and our technologies have driven the creation of new services and markets. We believe that our ability to identify, define and develop new markets early has provided us with a significant competitive advantage in building sustainable market leadership positions.(/1/)

   Since our reorganization in 1997, we have focused on providing advanced communications services on a global basis. By leveraging our technological leadership in satellite and wireless communications systems, we have developed a range of entertainment, information, and communications services for the home and business markets, including video, data, voice, multimedia and Internet services. These services provide the potential for higher margins and higher growth than our traditional manufacturing businesses. For the year ended December 31, 1998, direct broadcast, leasing and other services revenues represented approximately $2.6 billion or 44% of our total revenues.

   Our business includes:

  . DIRECTV, which is the world's leading digital direct broadcast satellite service based on number of subscribers. DIRECTV includes businesses in the United States, Latin America and Japan, and constitutes our Direct-to-Home Broadcast segment. As referred to in this registration statement, the

--------
(1) DIRECTV(R), Galaxy(R), Spaceway(TM), AIReach(TM), DirecDuo(TM), Turbo Internet(TM), SPOTbytes(R), PRIMESTAR(R), DirecPC(R) and USSB(R) are trademarks of Hughes Electronics Corporation or its subsidiaries. All other trademarks are properties of their respective owners.

     direct broadcast satellite industry does not include providers and subscriber data for the large satellite receiving dish, C-band direct-to-home services market.

  . PanAmSat, which owns and operates the largest commercial satellite fleet in the world with 19 satellites that can transmit signals to geographic areas covering 99% of the world's population. PanAmSat, a publicly-held company of which we own 81%, constitutes our Satellite Services segment.

  . Broadband Services, which includes Spaceway, a planned satellite-based broadband communications platform that is expected to provide customers with high-speed two-way multimedia transmission on a more cost-efficient basis than current systems. Broadband Services is expected to be launched in North America in 2002 and currently is not a separately reported business segment.

  . Hughes Network Systems, which is a leading provider of satellite and wireless communications ground equipment and services with an estimated 55% to 60% share of the global market for very small aperture terminal or "VSAT" private business networks. Hughes Network Systems is also the second largest producer of DIRECTV receiver equipment. Hughes Network Systems constitutes our Network Systems segment.

  . Hughes Space and Communications, which is a leading satellite manufacturer that has won over 50% of its competitive bids from 1991 through 1998. Hughes Space and Communications is the principal component of our Satellite Systems segment.

Industry Trends and Opportunities

   We seek to capitalize on several key trends that are revolutionizing the communications industry, including:

  . Growing demand for an increased variety of digital broadcast entertainment services. We believe that satellite direct-to-home entertainment will continue to be the fastest growing sector of the multichannel entertainment industry both in the United States and internationally. Since 1994, the total number of direct broadcast satellite subscribers in the United States has grown from 570,000 to
     10.0 million as of June 30, 1999. Direct broadcast satellite is now the largest sector of the satellite communications services industry based on revenues.

  . Increasing demand for digitized data and Internet services for both home and business users. We believe that the next wave of demand for satellite-based communications services will be fueled by the increasing need for digitized data, Internet and broadband services. Drivers of this demand include the need for cost-effective, high-speed data transmission and increasing Internet traffic.

  . Emerging demand for mobile satellite services, including telephony, paging and information systems. Worldwide, approximately 70% of the earth's land mass lacks cellular coverage. Mobile satellite services are increasingly being used to meet wireless telephony and other communications needs of end users in these markets.

   In meeting the demand created by these trends, satellite technology has inherent competitive advantages over ground-based communications technologies for many applications, including:

  . the ability to broadcast hundreds of channels economically to millions of recipients over very wide geographic areas;

  . the potential for low cost two-way communications to areas of low subscriber density;

  . the ability to roll-out new infrastructure to a large number of customers quickly; and

  . the ability to deliver large amounts of information at high transmission speeds.

Competitive Advantages

   We believe that our satellite and wireless communications technological capabilities, together with the inherent advantages of satellite technology over ground-based technology for many applications, provide us with competitive advantages. We believe these competitive advantages should enable us to achieve sustainable market leadership positions and accelerate revenue and operating cash flow growth. These competitive advantages include:

  . DIRECTV Brand and Franchise. The acquisitions of PRIMESTAR Inc. and United States Satellite Broadcasting Company, Inc. solidify DIRECTV's leadership position in the United States direct broadcast satellite market. In the United States, DIRECTV has:

    . the largest subscriber base--about 74% of direct broadcast satellite subscribers, which provides greater opportunity to obtain programming on favorable terms, secure exclusive programming and introduce new services;

    . substantial channel capacity--currently delivers over 210 entertainment channels and, following the successful launch of an additional satellite later in 1999 and with the recently acquired in-orbit satellite and related 11 satellite orbital frequencies of Tempo Satellite, Inc., a wholly-owned subsidiary of TCI Satellite Entertainment Inc., will have capacity for about 370 channels; and

    . the largest distribution network--based on retail points of sale, including national retailers such as Circuit City, Radio Shack and Best Buy, several regional Bell operating companies which provide installation, customer service and billing and the PRIMESTAR dealer network in small urban and rural markets.

    . a strategic alliance with America Online, Inc., the world's leading interactive services company--both companies will launch cross-marketing initiatives designed to package and extend the reach of both DIRECTV and AOL TV (TM) to their collective base of over 24 million subscribers in the United States.

     In addition, there are currently only three licensed United States orbital slots that provide the capability to deliver high-power television signals throughout the contiguous United States. Out of a total of 96 available frequencies at these orbital slots, DIRECTV is authorized to use 46 frequencies, which include the 11 frequencies acquired from Tempo Satellite.

     We believe these factors, together with DIRECTV's brand name, provide us with significant competitive advantages over other U.S. multichannel service providers. We also believe that DIRECTV's high quality digital picture and sound, its increased variety of programming and its high quality customer service provide competitive advantages over traditional cable television. We are utilizing the DIRECTV brand name and U.S. leadership position to accelerate growth in selected international markets.

  . Direct Digital Interactive and Broadband Links to Home and Business. We believe that our established customer relationships in both the business and home segments will become increasingly valuable as key portals to offer expanded services. Consumers and businesses are increasingly demanding the flow of greater amounts of data at higher speeds than can be provided by traditional computer modems and phone lines. In many cases, satellite-based systems are well suited to address this need on a cost-effective basis. In meeting this demand, we intend to capitalize on our existing customer relationships. For example, under a recent agreement with AOL, Hughes and AOL have formed a strategic alliance under which Hughes and AOL intend to introduce two new Internet-based interactive services. The first is a combined DIRECTV/AOL TV receiver which will allow the consumer to not only receive DIRECTV's extensive video programming line-up, but also to access the Internet via their television through AOL's extensive Internet content. DIRECTV and AOL also plan to jointly develop new Internet-based services and content for DIRECTV customers. Separately, Hughes and AOL will introduce a high speed Internet service for the personal computer that will provide AOL Internet content through DirecPC. DirecPC(R) is a satellite-based Internet service which uses a small receiver dish (similar to that of DIRECTV) to provide access speeds up to 400 kilobits-per-second, approximately 14 times faster than the standard 28.8 kilobits-per-second analog modem.

     Hughes and AOL also plan to jointly develop new Internet-based services and content for this AOL/DirecPC service. The DIRECTV/AOL alliance is intended to accelerate subscriber growth and revenue-per-subscriber for DIRECTV and DirecPC, and to expand the subscriber base for AOL's developing AOL TV and AOL-Plus services. Also, we plan to begin upgrading some of our existing corporate data network clients and satellite Internet customers, many of whom are Fortune 500 companies and the AOL/DirecPC subscribers, to Spaceway, which is planned for launch in North America in 2002.

  . Global Spectrum and Orbital Slots. We consider our regulatory authorization to use desirable broadcast spectrum and orbital slots for our current and planned global satellite fleet to be a significant competitive advantage. Operation of an international satellite fleet requires significant international and national regulatory approvals. We and PanAmSat have received regulatory approval for 27 licenses in the C-band, the traditional network and cable television distribution band, the Ku-band, the band used for many telecommunications services and direct-to-home television, or both bands. In addition, we and PanAmSat have obtained United States Federal Communications Commission authorization for 17 licenses in the Ka-band, a high-power spectrum that will enable new broadband, high-speed data and Internet service offerings.

  . Global Market Leader. We believe that our global leadership positions in our target markets--digital direct-to-home entertainment and information, satellite transponder leasing, private business networks, and satellite systems manufacturing--enable us to achieve economies of scale. The satellite and wireless communications business is characterized by high fixed costs with relatively lower variable costs. A market leadership position enables the cost of developing expanded services, such as exclusive programming for DIRECTV or specialized broadcasting services for PanAmSat, to be spread across a larger customer base. Similarly, economies of scale have enabled Hughes Space and Communications to increase standardization of manufacturing processes by developing a family of satellite structures, electronics, and propulsion and power systems which can be replicated at relatively low cost in a variety of commercial and defense configurations. In addition, Hughes Network Systems has benefited from economies of scale in manufacturing VSATs.

  . Comprehensive Portfolio of Global Satellite Businesses. We believe that our presence in several major segments of the satellite communications industry affords significant synergies, vertical integration benefits and the ability to remain at the forefront of the latest industry growth trends. We have leveraged our satellite manufacturing and systems expertise to develop new service businesses such as DIRECTV, satellite transponder leasing and Spaceway. In addition, our vertically integrated structure has enabled us to respond quickly to the growth needs of our services businesses and was an important element in the formation of the Hughes/AOL strategic alliance. For example, Hughes Network Systems' ability to increase production of DIRECTV receiving equipment on short notice enabled DIRECTV to achieve record subscriber growth in 1998. In addition, our complete range of integrated satellite wireless communication services enables us to meet our customers' needs for end-to-end communication solutions.

  . Technology Leadership. We believe our leadership positions in our markets results in large part from our technological capabilities, particularly in satellite design, production and operation. Our technologies have significantly enhanced the transmission capacity, power and efficiency of satellites and improved their cost effectiveness. Because these innovations have improved the economics of the commercial satellite business, we believe that our technological leadership has expanded, and will continue to expand, the market for satellites, satellite equipment and satellite services. We also believe that our technological expertise provides us with an advantage in our other equipment and services businesses. For example, our technologies enabled DIRECTV to be first to market with digital direct broadcast satellite services and these technologies will be critical to the successful development of Spaceway broadband services.

Strategy

   Our business objective is to maximize the creation of shareholder value by leveraging our satellite and wireless communications systems expertise and capitalizing on the competitive advantages discussed above in order to enhance our position as a premier global communications company with an emphasis on higher margin, higher growth services. Our core strategies for achieving our business objective are to:

  . Achieve Sustainable Market Leadership Positions Through Innovation. We have achieved market leadership positions through our core competence in identifying, defining and developing new markets and our ability to develop innovative products and services to serve these markets. For example:

    . early development of satellite transponder leasing has allowed us to capture a significant share of the world's limited supply of both satellite orbital slots and broadcast spectrum;

    . early entry into the digital high-powered direct-to-home broadcast industry has provided us with direct relationships with consumers to whom an expanded array of services can be offered; and

    . based on our commercial satellite systems manufacturing and private business network services expertise, we announced our intention to make a significant investment in an advanced global broadband satellite network. We expect to be an early entrant into the market, allowing Spaceway to attain a leadership position in the high-speed transfer of digitized data through broadband networks.

     In addition, we have pursued and will continue to pursue acquisitions and strategic alliances, such as our acquisitions of PRIMESTAR and U.S. Satellite Broadcasting Company and our alliance with AOL, to extend our leadership in core markets and divest or reposition businesses in those markets where leadership cannot be attained.

  . Lead the Multichannel Entertainment Market. We intend to capitalize on favorable demand trends for multichannel entertainment in the United States and selected international markets. We intend to maintain DIRECTV's leadership in the United States by providing a premier line-up of exclusive entertainment programming, high definition television or "HDTV" programming, unique interactive services and Internet-based services. We are leveraging our United States direct-to-home broadcast satellite expertise and brand name in selected international markets.

  . Exploit Growth Opportunities in the Markets for Digitized Data and Internet Services. We believe that the digitized data and Internet revolution will have a major impact on the satellite and wireless communications industry. We have several initiatives in this area, including:

    . DIRECTV expects to integrate a range of web-based and interactive technologies into its programming in the United States and Latin America. For example, through the AOL strategic alliance, DIRECTV expects to introduce a new DIRECTV/AOL TV receiver capable of accessing the Internet via your television.

    . Hughes Network Systems has developed an array of digitized data, intranet and Internet services for the private business systems and consumer markets. The strategic alliance with AOL will accelerate Hughes Network Systems' Internet strategy of providing high-speed access to both its consumer and business customers.

    . PanAmSat has developed a range of Internet-related services, including SPOTbytes(R), a bundled Internet service that offers links from international locations to the United States Internet backbone via PanAmSat teleports, and a new service that provides the direct broadcast of web content to local servers in the United States and internationally.

    . We expect that, beginning with the anticipated North American launch in 2002, the Spaceway platform will enable service providers, including Hughes Network Systems and PanAmSat, to offer customers a wide range of two-way, high-data-rate applications under their own brands. In addition, AOL has acquired the right to purchase capacity on the Spaceway platform to continue to enhance the AOL service via DirecPC.

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

  . Increase Revenue-Per-User Through Provision of Enhanced Services. A core principle of our consumer and business service strategy is to increase average revenue-per-user. Examples of this include:

    . DIRECTV's monthly revenue per residential U.S. DIRECTV subscriber has increased from about $39 in 1995 to about $47 as of March 1999 and, after implementing the conversion of PRIMESTAR and U.S. Satellite Broadcasting Company subscribers to DIRECTV, is expected to increase by more than $8 per subscriber. With the introduction of AOL TV planned for mid-2000, DIRECTV expects average revenue-per-subscriber to grow even further.

    . PanAmSat has increased its revenue from existing customers by providing unique one-stop shopping for customers' national, regional or global satellite transmissions, network design and systems engineering, transmission of video channels and the management of private business network traffic from PanAmSat teleports.

    . Hughes Network Systems has generated incremental revenue by offering networking and other services to equipment customers. Hughes Network Systems also expects to receive additional revenue-per-subscriber through the AOL service that will be delivered via DirecPC.

  . Focus on Customer Satisfaction and Quality. We emphasize customer satisfaction and quality in all of our manufacturing and services businesses. For example:

    . the cumulative channel availability of in-orbit satellites that we manufacture is above 98%;

    . DIRECTV's surveys show a customer satisfaction rating of over 90% in the United States and Latin America; and

    . Hughes Network Systems has shipped over 1 million DIRECTV receivers with a monthly defect rate of less than two-tenths of one percent.

     We believe that a continued focus on customer satisfaction and quality is key to our ability to expand our customer base and maintain leadership positions in each of our businesses.

  . Focus on Key Performance Measurements. We focus on performance measurements that we believe will best help us achieve our goal of maximizing long-term shareholder value. These include:

    . Performance of Class H common stock. A portion of the compensation of all of our full-time employees, excluding employees of non-100% owned subsidiaries, is linked to the Class H common stock price. In particular, more than half of the compensation of our top executives is based on the Class H common stock price.

    . Long-term EBITDA growth and EBITDA margin improvement. We believe that EBITDA serves as a good proxy for operating cash flow and that improvements in operating cash flow signify the overall strength and value of a business. EBITDA or earnings before interest, taxes, depreciation and amortization is defined as operating profit plus depreciation and amortization.

    . Revenue growth, subscriber growth and growth in average revenue-per-subscriber. We believe that these measurements are especially relevant to DIRECTV, where the initial cost incurred in acquiring a customer is offset by the long-term profit potential of that customer.

     We believe that these measurements are similar to those tracked by other large communications, entertainment and media service providers, such as cable and wireless communications companies, and are consistent with our transformation from an aerospace, defense and automotive electronics company to an entertainment and information communications company.

DIRECTV

 Highlights

  . Over 7.4 million U.S. subscribers of the DIRECTV and PRIMESTAR by DIRECTV services

  . Monthly revenue per residential U.S. DIRECTV subscriber of about $47 as of March 1999, which is expected to increase by more than $8 per subscriber after implementing the conversion of PRIMESTAR and U.S. Satellite Broadcasting Company subscribers to DIRECTV

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  .  Currently delivers more than 210 entertainment channels, and, following successful launch of an additional satellite later in 1999 and with the satellite recently acquired from Tempo Satellite, will have capacity for about 370 entertainment channels in the United States

  . The broadest U.S. distribution network in its market based on retail points of sale

  .A leading multi-channel television provider in Latin America and Japan

 Strategic Goals

  . Expand channel capacity and add new and exclusive programming, including local broadcast network channels in over 20 of the top U.S. markets upon expected passage of federal legislation

  .  Broaden and strengthen distribution channels

  .  Increase average revenue-per-subscriber

  .  Minimize subscriber churn

  .  Introduce new interactive and web-based services

  . Leverage U.S. expertise to accelerate growth in selected international markets

   Introduced in June 1994, DIRECTV was the first digital direct broadcast satellite service in North America. Currently, DIRECTV provides programming in the 48 contiguous United States, 26 countries in Latin America and Japan. We recently acquired PRIMESTAR and U.S. Satellite Broadcasting Company. For a further discussion of these acquisitions and DIRECTV's plans to integrate PRIMESTAR and U.S. Satellite Broadcasting Company, see "--Recent Acquisitions."

   United States. DIRECTV, under the DIRECTV and PRIMESTAR brands, as of June 30, 1999 has about 7.4 million of the 10.0 million direct broadcast satellite subscribers in the U.S. This includes approximately 1.1 million subscribers located primarily in rural areas of the continental United States who receive DIRECTV services under an arrangement with the National Rural Telecommunications Cooperative. Excluding National Rural Telecommunications Cooperative subscribers and related revenues, average revenue per residential U.S. DIRECTV subscriber was about $47 per month as of March 31, 1999. After implementing the conversion of PRIMESTAR and U.S. Satellite Broadcasting Company subscribers to DIRECTV, we expect average revenue per residential U.S. DIRECTV subscriber to increase by more than $8 per month, to the highest in the United States direct broadcast satellite industry.

   Currently, DIRECTV subscribers can receive more than 210 channels of television shows, premium movies, sports and pay-per-view events, including 31 audio channels. DIRECTV also provides premium sports and other premium programming such as THE NFL SUNDAY TICKET(R), which allows subscribers, subject to local restrictions, to view every National Football League game played each Sunday during the regular season. DIRECTV is the exclusive small dish provider of THE NFL SUNDAY TICKET through 2002. We believe that DIRECTV's increased channel offerings, channel capacity and subscriber base resulting from the PRIMESTAR and U.S. Satellite Broadcasting Company acquisitions provides DIRECTV with a competitive advantage in acquiring subscribers, obtaining exclusive programming from leading content providers on favorable terms and generating advertising revenue. Also, we believe we have enhanced ability to provide consumers new and innovative service offerings. For example, DIRECTV expects to introduce:

  . Interactive services--including data-enhanced programming, e-commerce, Internet-based services and interactive advertising. For example, through DIRECTV's new alliance with AOL, DIRECTV will offer subscribers access to a wealth of information through connected interactivity and AOL members will be offered the ability to connect to a new AOL interactive service designed to enhance the television viewing experience.

  . Personal Video Recorder Service--will allow subscribers to control the programming they watch by being able to pause live TV and create their own TV programming line-up based on personal preferences.

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   We believe that the frequencies DIRECTV is authorized to use for delivering digital television signals in the United States are significant assets. There are currently only three licensed United States orbital slots that provide the capability to deliver high-power television signals throughout the contiguous United States. These orbital slots have a total of 96 available frequencies. DIRECTV controls 46 frequencies, including 11 frequencies recently acquired from Tempo Satellite.

   Currently, in the United States, DIRECTV is prohibited from providing local television channels in local markets. DIRECTV believes this inability is a disadvantage with respect to competing with cable television. Currently pending legislation is expected to authorize the delivery of local broadcast channels by satellite. If adopted, this legislation would enhance the competitiveness of DIRECTV as compared to cable television. We cannot assure you if or when this legislation will be adopted. DIRECTV expects to begin immediately providing local broadcast network channels to DIRECTV subscribers in New York and Los Angeles from its existing orbital slot at 101 degrees West Longitude after adoption of enabling legislation. Soon thereafter, DIRECTV expects to roll out similar local television service in a number of additional markets by utilizing the in-orbit satellite and related frequencies at the orbital slot at 119 degrees West Longitude acquired from Tempo Satellite in June 1999. New dual-feed, dual-receive satellite receiving equipment expected to be available later in 1999, will be required in markets other than New York and Los Angeles to receive both the local broadcast network channels for their market and current DIRECTV programming.

   DIRECTV programming service and equipment are currently distributed through consumer electronics stores such as Circuit City, Radio Shack and Best Buy, and satellite television dealers. In addition, we have agreements with several regional Bell operating companies to distribute DIRECTV programming and service by bundling it with local phone services. The regional Bell operating companies provide installation, customer service and billing. In addition, we believe that DIRECTV's ability to reach rural and small urban areas has been enhanced by the addition of PRIMESTAR's dealer network which primarily serves these areas. Finally, AOL will market DIRECTV to its on-line subscriber base, providing a promising new distribution channel.

   DIRECTV's 1998 net subscriber churn rate was approximately 1.1%. For the first half of 1999 it has risen to about 1.5% due to the court-ordered disconnection of distant network signals to many subscribers and the conversion of both U.S. Satellite Broadcasting Company and PRIMESTAR customers to DIRECTV. This compares to an average churn rate of approximately 2.5% for the cable television industry. DIRECTV has implemented aggressive churn management programs designed to reduce subscriber turnover. DIRECTV's net subscriber churn for a given period is calculated by dividing the number of subscribers canceling service during the period by the total number of subscribers at the end of the period.

   DIRECTV's cost of acquiring new subscribers is expected to increase due to, among other things, incentives granted by U.S. Satellite Broadcasting Company to manufacturers of DIRECTV receiving equipment which were assumed by DIRECTV in connection with its merger with U.S. Satellite Broadcasting Company. Subscriber acquisition costs will increase further due to increased incentives to dealers and consumers. In addition, in connection with the AOL alliance, our subscriber acquisition costs will increase with respect to both the DIRECTV system and the new DIRECTV/AOL TV system. We expect to offer additional incentives to dealers to reduce the cost of DIRECTV/AOL TV receiver equipment for the consumer and we intend to offer additional consumer promotions designed to attract more subscribers. In the future, subscriber acquisition costs will continue to be largely determined by the competitive environment.

   DIRECTV is currently broadcast from three Hughes Space and Communications HS 601 satellites directly to 18-inch receiving antennae and set-top boxes located in households and businesses. A fourth satellite under construction and scheduled for launch in the third quarter of 1999 will provide additional channels and allow for additional back-up capability to DIRECTV's satellite fleet, including the satellite which experienced the failure of its primary spacecraft control processor in 1998. See "--Other Business Risks--We Are Vulnerable to Satellite Failure." In addition, DIRECTV has acquired two additional satellites, a ground satellite and an in-orbit satellite, and 11 related satellite orbital frequencies from Tempo Satellite that will provide additional

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

channel capacity. DIRECTV's signal originates from its 55,000 square foot broadcast facility in Castle Rock, Colorado. DIRECTV also currently broadcasts some services from a second broadcast center in Los Angeles. DIRECTV expects to have expanded this facility to full capacity for additional channels as well as backup capacity for the Castle Rock facility by the first quarter of 2000.

   DIRECTV receiving equipment is manufactured by a number of name brand consumer electronics companies. Equipment prices have fallen steadily from the initial $699-$899 range in June 1994 to approximately $99-$249 today. The technology for the DIRECTV service is based, in part, on our satellite and satellite-based services experience and in part, on the expertise of the consumer electronics manufacturers which produce the equipment. DIRECTV has outsourced many of the significant facets of consumer marketing, the operation of the related infrastructure and support services to vendors experienced in the respective fields.

   International. We believe we can leverage the DIRECTV brand name and market leadership position in the United States in selected international markets. We currently provide DIRECTV service in 26 countries in Latin America and in Japan. Our direct-to-home broadcast business in Latin America is conducted under the DIRECTV brand name by Galaxy Latin America, a partnership in which we are the majority owner. The direct-to-home broadcast business in Japan is conducted by DIRECTV Japan Management, Inc., a joint venture in which we hold a 42.2% ownership interest. We evaluate, on an ongoing basis, opportunities to expand DIRECTV to serve other international markets.

   As a result of the competitive environment in its international markets, DIRECTV may have to incur increased subscriber acquisition costs through competitive offers in the future to maintain or improve its market positions.

   Latin America. Introduced in 1996, Galaxy Latin America was the first direct-to-home satellite television service available in Latin America and currently offers over 197 video and 35 audio channels. We hold a 77.8% ownership share in Galaxy Latin America and Cisneros Group of Venezuela holds 22.2%.

   Local operating companies in each country provide marketing, sales, distribution, customer service and other infrastructure services. We believe that having an equity stake, and in some situations a controlling interest, in the local operating companies will help us to pursue a coordinated strategy throughout Latin America. In furtherance of this strategy, we have recently increased our ownership of the local operating company in Mexico and now manage its day-to-day operations. Also, in July 1999, Galaxy Latin America acquired a 77.8% interest in Galaxy Brasil, Ltda., the exclusive distributor of DIRECTV services in Brazil from Tevecap S.A. For further discussion of this acquisition, see "--Recent Acquisitions--Galaxy Brasil, Ltda." Additionally, we have purchased or plan to purchase an interest in each of the local operating companies operating in other large Latin American markets, including Venezuela, Colombia, Argentina and Puerto Rico.

   As of June 30, 1999, there were approximately 601,000 subscribers in Latin America. The local operating companies' average revenue per subscriber is currently about $35 per month. Galaxy Latin America believes that approximately one-half of television households in Latin America, or about 50 million households, earn an income sufficient to afford multichannel pay television services, but only a small fraction currently subscribe to such services.

   Japan. We estimate that there are more than 40 million television households in Japan, with very low cable penetration due to regulatory restrictions. We believe that DIRECTV Japan's competitive strengths include its programming line-up, which contains a number of unique local Japanese programs and major U.S. programming channels, and its interactive services. The DIRECTV Japan service commenced commercial operations in December 1997 with a partial offering of channels. Full service began in April 1998 with 88 channels and capacity was expanded to 190 channels in December 1998. As of June 30, 1999, DIRECTV Japan had approximately 291,000 subscribers and average monthly revenue per subscriber of about $40.

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PanAmSat

 Highlights

  . A leading commercial provider of global satellite communications services, based on sales volume

  . Global network of 19 satellites supported by seven teleport operations facilities in the United States and more than 500 sales, marketing and engineering employees on five continents

  .  A unique one-stop provider of global satellite services

 Strategic Goals

  . Pursue a satellite fleet expansion plan designed to provide unparalleled growth and back-up resources for customers worldwide

  . Continue to offer customers unique one-stop shopping for their national, regional or global satellite transmission needs

  . Expand innovative value-added services and applications such as Internet distribution and HDTV

   Through our 81% interest in PanAmSat Corporation, we offer comprehensive end-to-end satellite services. PanAmSat, a publicly-held corporation traded on the Nasdaq National Market System, was created through the merger of our Galaxy satellite services operations and PanAmSat's satellite services operations in May 1997. Today, the PanAmSat network:

  . Distributes cable and broadcast television programming that reaches more than 125 million households each day for clients including: CNN, CBS, NBC, ABC, Disney, Fox, Sony, TCI, Viacom, Turner Broadcasting, ESPN, the British Broadcasting Corporation, NHK (Japan), Cisneros Group (Venezuela) and the Australian Broadcasting Corporation.

  . Operates platforms for current and planned direct-to-home television services to Latin America, South Africa, Taiwan and India that cumulatively will broadcast more than 500 channels.

  . Provides live transmission services for news, sports and special events coverage, and transmits news coverage for virtually every major news gathering organization in the world.

  . Provides satellite services to more than 35 telecommunications carriers worldwide, including MCI-WorldCom, Sprint, ImpSat, Microspace and Telstra (Australia).

  . Provides access to the U.S. Internet backbone in more than 50 countries to Internet Service Providers or "ISPs" and other telecommunications providers.

  . Relays digitized data via more than 125,000 VSATs to the private networks of clients such as the Associated Press, Citicorp, IBM, Reuters, the University of Southern California and its largest VSAT customer, Hughes Network Systems.

   We believe that PanAmSat's global transmission capability, especially its ability to transmit signals among all of the world's major regions, provides it with a significant advantage over commercial competitors who operate fleets limited to regional coverage. PanAmSat currently operates the largest commercial network of communications satellites capable of remaining directly above a fixed location on the earth, known as geosynchronous satellites, and possesses the ability to transmit signals to a geographic area that includes 99% of the world's population. PanAmSat is the only commercial entity that offers geosynchronous satellite services on a global, one-stop-shopping basis.

   To maintain this advantage, PanAmSat plans to expand its fleet from 19 satellites to 25 by the end of 2001, increasing transponder capacity by about 70%, from about 530 transponders in 1998 to over 900 transponders in 2001. This will involve the launch of seven additional satellites and the retirement of one existing satellite. These additional satellites are intended to meet the expected demand for additional satellite capacity, replace capacity affected by satellite anomalies and provide additional back-up to existing capacity. See "--Other Business Risks--We Are Vulnerable to Satellite Failure." The current schedule reflects manufacturing delays at Hughes Space and Communications. See "Item 2. Financial Information--Management's Discussion and Analysis of Results of Operations and Financial Condition--General." There can be no assurance that the new schedule for PanAmSat's future satellite launches will be met. Further delays in the production or successful launch of these satellites could materially affect the ability of PanAmSat to deliver services and benefit from the opportunities it is currently pursuing. In addition, revenues attributable to satellites affected by anomalies could be at reduced levels.

   We consider PanAmSat's regulatory authorization to use various broadcast spectrums and the desirable orbital locations of its satellite fleet to be a significant competitive advantage. PanAmSat has regulatory approval to operate its satellite fleet in the C-band, the traditional network and cable television distribution band, the Ku-band, the band used for many telecommunications services and direct-to-home television, or both bands. In addition, PanAmSat has obtained Federal Communications Commission authorization for 9 licenses in the Ka-band. The Ka-band is a high-powered frequency that will be used primarily for broadband, high-speed data and Internet service offerings.

   Like our other business units, PanAmSat seeks to obtain market leadership positions by identifying, defining and developing new markets early. In 1983, we revolutionized the television industry by launching Galaxy I, the first cable television satellite for the United States. We pioneered the "cable neighborhood" concept in the satellite services industry by securing key cable programming for Galaxy I. Similar to the "anchor tenant" strategy pursued by shopping mall operators, this strategy prompted a core group of cable operators to focus their ground antennas on Galaxy I's orbital position. Because so many cable head-end antennas were focused on Galaxy I, transmission capacity on the satellite sold at a premium.

   Additionally, in 1988, PanAmSat launched the PAS-1 Atlantic Ocean Region satellite, becoming the first private-sector international satellite service provider. In 1995, with the launch of the PAS-4 Indian Ocean satellite, PanAmSat became the world's first private-sector company to provide global satellite services.

   PanAmSat provides satellite services to its customers primarily through long-term operating lease contracts for the use of full or partial transponder capacity. PanAmSat also offers services to its customers through sales and sales-type lease contracts. PanAmSat currently provides service to hundreds of video distribution and telecommunications customers worldwide. As of June 30, 1999, PanAmSat had long-term arrangements for satellite services representing future payments of approximately $6.3 billion, including amounts due from affiliated companies, as well as approximately $400 million relating to arrangements on satellites that are under construction.

Broadband Services and Spaceway

 Highlights

  . Approval for $1.4 billion investment in Spaceway, a satellite-based broadband communications network for North America

  . Spaceway leverages our satellite industry leadership in manufacturing, business networks, direct-to-home entertainment and services

  . Spaceway is expected to utilize innovative satellite technology such as on-board digital processing, packet switching and spot beams to offer high-speed bandwidth-on-demand broadband services

  . Spaceway is expected to seamlessly integrate and be compatible with land-based systems

 Strategic Goals

  . Become the first satellite-based broadband service in North America serving large businesses, telecommuters, small office/home office users and consumers upon launch in 2002

  . Upgrade a portion of Hughes Network Systems' existing extensive blue-chip business and DirecPC customer base to Spaceway and sell broadband services to DIRECTV subscribers

  . Work with global strategic partners to roll out additional geosynchronous systems in other regions as the markets develop

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

  . Further expand the Spaceway network's global capacity by launching complementary nongeosynchronous satellites

   As part of our broadband strategy, we intend to make an initial investment of $1.4 billion in Spaceway. Spaceway will provide "bandwidth-on-demand," the ability to transmit and receive data, video, audio, and multimedia while offering customers the opportunity to use and pay for only the amount of bandwidth they need for their specific application, from e-mail to high-bandwidth, high-speed corporate networks. In addition, Spaceway is expected to provide an overlay to current ground-based networks, providing network operators with a wireless extension of their existing capabilities.

   Offering satellite-based broadband services will be a key growth opportunity for us in the 21st century, and we believe we will be among the first to a market for which the demand has been forecast to increase dramatically in the future. We expect that upon launch in North America in 2002, the Spaceway platform will supply service providers, including Hughes Network Systems and PanAmSat, with the ability to offer customers a wide range of two-way, high data-rate applications under their own brands. These include desktop video conferencing, distance learning, tele-imaging, corporate intranet and extranet connectivity, and Internet access.

   We are already a market leader in VSAT corporate data networking and satellite broadband Internet businesses, many of which are Fortune 500 companies. In addition, through the new AOL strategic alliance, Hughes Network Systems will deliver the AOL service via DirecPC. AOL also has acquired the right to purchase capacity on the Spaceway platform to continue to enhance the AOL service via DirecPC. See "--Hughes Network Systems." By migrating these existing and planned DirecPC customers to the Spaceway platform, we expect to provide expanded capabilities to these customers while keeping end-user costs low enough to provide competitive advantages over ground-based and other satellite-based offerings.

   Our advanced technologies and networking services expertise will be the key to Spaceway's success. The system will start with the construction and launch of three HS 702 spacecraft to be built by Hughes Space and Communications, and will utilize ground stations and very small satellite dishes designed by Hughes Network Systems. PanAmSat will provide expertise in satellite and network operations, and will resell capacity in certain markets. DIRECTV will cross-sell the services to its extensive customer base.

   We anticipate working with strategic global partners to roll out Spaceway systems in other regions, including Europe, Latin America, Africa and Asia. As these markets and the technology evolve, our strategy contemplates making additional investments to add a fleet of spacecraft in lower earth orbits that will support additional interactive broadband services, including services without a transmission delay, in high-traffic markets.

   Spaceway is still under development and is subject to a number of risks and uncertainties. Thus, there can be no assurance that the introduction of the Spaceway system will not be delayed or that the Spaceway system will ever be implemented, or if implemented, that it will operate properly or be accepted by the marketplace.

Hughes Network Systems

 Highlights

  . World's leading supplier of satellite-based private business networks, based on an estimated worldwide market share of 55% to 60%

  . Has shipped over 300,000 one-way and two-way VSATs to customers in 85 countries

  .  The second largest manufacturer of DIRECTV subscriber equipment

  . Provides satellite-based high-speed access to the Internet through its DirecPC service

 Strategic Goals

  .  Maintain leadership in core markets for private business networks

  .  Significantly expand production of DIRECTV subscriber equipment

  .  Leverage products and technologies into service business opportunities

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

  .  Aggressively market AOL service through DirecPC to consumers

  . Lead our development of the emerging market for broadband communications services

   Hughes Network Systems is the leading supplier, based on market share, of very small aperture terminals or VSATs used in satellite-based private business networks. Hughes Network Systems has delivered or received orders for more than 300,000 of these terminals for use in the private networks of companies, government agencies, universities and research institutions. These include more than 9,000 terminals installed in the GM Pulsar network, currently the world's largest private business network. Since 1987, Hughes Network Systems has sold private business networks to a variety of customers worldwide, including DaimlerChrysler, Ford, Toyota, Chevron, Texaco, Mobil, Amoco, Wal-Mart, Toys "R" Us, Jusco (Japan) and France Telecom.

   Hughes Network Systems developed DirecPC, a satellite-based information delivery service that uses a small antenna and high-speed digital transmission to make Internet access, software, documents, desk-top video, games, news and other information accessible through personal computers. DirecPC allows consumers to download data and video at speeds of up to 400 kilobits-per-second. Through the AOL alliance, Hughes Network Systems plans to reposition DirecPC to the consumer market, particularly to AOL's current customer base and through the broad consumer electronics distribution network of Hughes Network Systems and DIRECTV. This service will provide high-speed access to AOL content and introduce new applications and services to the consumer.

   Utilizing its expertise in private business networks, the AOL alliance and advanced ground-based communications infrastructure, Hughes Network Systems plans to focus on offering new broadband services via the Spaceway platform to a wide range of customers, including its existing blue-chip customer base and planned DirecPC customer base. Because of its early investments in broadband technology and its networking expertise, Hughes Network Systems believes it will be a leader in offering innovative broadband services to businesses, government agencies and individuals.

   Hughes Network Systems began manufacturing subscriber equipment for DIRECTV in 1996 and is now the second leading supplier of this equipment in terms of volume. Hughes Network Systems was able on short notice to increase its production of DIRECTV receivers in 1998 to more than 650,000 units, enabling DIRECTV to achieve record subscriber growth. Hughes Network Systems intends to continue its production of DIRECTV units, including the new dual-feed, dual-receive equipment for receiving local channels discussed above under "-- DIRECTV," and expects its production to continue to grow. Also, Hughes Network Systems will design and build the initial dual purpose DIRECTV/AOL TV set-top receivers for the DIRECTV/AOL interactive television Internet service discussed above under "--DIRECTV." Other manufacturers may eventually build these receivers as well.

   Through Hughes Network Systems' DirecDuo, both the AOL service via DirecPC and DIRECTV will be available, allowing customers to receive both DIRECTV television entertainment and AOL content for the computer through a single satellite dish.

   We believe that significant opportunities exist for fixed wireless telecommunications networks and mobile communications systems in areas with deficient communications infrastructures. For example, in October 1998, Hughes Ispat Limited, a limited liability company in which we have a minority ownership interest, began providing basic telecommunications services within the Indian state of Maharashtra.

   We also believe that significant opportunities exist in utilizing digital ground-based technologies to provide broadband fiber-quality wireless access to businesses worldwide. For example, Hughes Network Systems has entered into agreements to provide competitive local exchange carriers Winstar Communications, Inc. and Teligent, Inc. with its AIReach(TM) Broadband system. The AIReach Broadband system uses wireless technology to provide high-quality, high-speed access to buildings not reached by fiber optic cables.

   Hughes Network Systems believes that its technologies and other capabilities position it to become a leading provider of satellite-based mobile communications equipment and services. Several programs that have been awarded in recent years to provide satellite ground telecommunications networking equipment have established Hughes Network Systems' credentials in this sector.

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Hughes Space and Communications

 Highlights

  . Manufactured the world's first communications satellite capable of remaining directly above a fixed location on the earth, known as a geosynchronous satellite

  .  98% cumulative channel availability on Hughes built in-orbit satellites

  .  Won over 50% of its competitive bids between 1991 and 1998

 Strategic Goals

  . Leverage technology leadership to gain a competitive advantage and create new opportunities in our service businesses

  .  Provide customers with total satellite systems solutions

  .  Focus on quality in design and manufacturing

  . Further improve productivity while decreasing the time it takes to build a satellite

   Hughes Space and Communications designs and builds satellite systems for commercial customers worldwide and for the Department of Defense, NASA and other government agencies. About 75% of Hughes Space and Communications revenues in 1998 were from commercial customers.

   As of June 30, 1999, Hughes Space and Communications had outstanding orders to construct 32 communications satellites for companies and government agencies in several countries, representing over $2.8 billion in backlog. In 1998, 11 satellites built by Hughes Space and Communications were launched and Hughes Space and Communications expects to exceed that number in 1999. Launch schedules are subject to a number of factors, some of which are beyond the control of Hughes Space and Communications, including weather, availability of launch vehicles, launch vehicle problems and governmental and political pressures. Launch difficulties and delays, as well as construction delays, can result in increased costs to Hughes Space and Communications.

   We believe that Hughes Space and Communications' leadership position in the competitive satellite manufacturing industry results from its technological superiority in satellite design, production and operation. Since the launch of Hughes Space and Communications' first satellite in 1963, its satellites have accumulated over 1,000 years of in-orbit experience, with channel availability of 98% on HS 376, HS 601 and other current generation in-orbit commercial satellites. Approximately 95% of Hughes Space and Communications' satellites have remained in service past their originally scheduled retirement dates.

   Hughes Space and Communications' technological capabilities have enhanced the power and capacity of its satellites and improved their cost effectiveness. This enhances our competitiveness as a satellite manufacturer and also results in increases in both revenue-per-satellite and the margin earned on those revenues for satellite owners and operators. These improvements strengthen our leadership position and expand the market for satellites as a whole. For example, Hughes Space and Communications has developed a family of satellite structures, electronics, propulsion and power systems which can be replicated at relatively low cost in a variety of commercial and government configurations. In addition, Hughes Space and Communications has applied signal compression and other methods to enhance the efficiency of transponders. The newest product in this family is the HS 702 satellite, which will offer substantially higher power levels than those previously achieved. Advances in digital electronics, high-power amplifiers, antenna implementations and propulsion systems offer improved performance capabilities of satellites built by Hughes Space and Communications, which we expect will provide us with a competitive advantage both as a manufacturer and as a service provider.

   In order to enhance its competitive position in both the government and commercial satellite manufacturing markets, Hughes Space and Communications continues to work to lower its costs and improve productivity and quality. For example, satellite manufacturing productivity has improved by approximately 64%, measured by satellite sales dollars per employee, since 1992, and order to delivery cycle times have been reduced to as low as 12 to 14 months for new HS 376 and HS 601 spacecraft. In addition, Hughes Space and Communications has secured commitments for 45 launch vehicles over the next several years, which will facilitate its access to space at competitive costs.

Other

   We own equity interests in other businesses in addition to those described above. These businesses are reported as part of the "Other" segment in our financial statements and the revenues of these businesses are not, in the aggregate, material to us. For example, we are the largest stockholder of American Mobile Satellite Corporation, with a current equity interest of approximately 16%. American Mobile's common stock is publicly traded and other stockholders include Motorola, Inc., Singapore Telecommunications, Ltd. and AT&T Wireless Services. In addition, Broadband Services is currently reported as part of the "Other" segment in our financial statements.

Acquisitions, Strategic Alliances and Divestitures

   Due to rapid growth in the telecommunications and space industry, particularly internationally, and increasing competitive pressures, we review our competitive position on an ongoing basis and from time to time consider various acquisitions, strategic alliances and divestitures in order to continue to compete effectively, grow our business and allocate our resources efficiently. It is especially important for us to form strategic partnerships with other firms to bring together the necessary expertise, such as distribution, market knowledge and technology, to address competitive pressures and meet new market demands. We have done this in our DIRECTV businesses, our network systems businesses and through our recent alliance with AOL. We also seek acquisitions which will improve our position in these high growth and increasingly competitive markets. The PRIMESTAR/Tempo Satellite and U.S. Satellite Broadcasting Company transactions and the PanAmSat merger are significant recent examples of this strategy. We continue to evaluate acquisitions, alliances and divestitures, and from time to time engage in discussions regarding possible transactions, which we believe will improve our competitive position and financial results.

Regulation

   Various aspects of our businesses are subject to federal and state regulation. Noncompliance with these regulations may result in the suspension or revocation of our licenses or registrations at issue, the termination or loss of contracts at issue or the imposition of contractual damages, civil fines or criminal penalties. In particular, our ability to sell satellites and other technologies to customers outside the United States is dependent on our obtaining export licenses from the United States government. See "--Other Business Risks."

U.S. Government Contracts

   We act as a prime contractor or major subcontractor with respect to U.S. government programs. Principally, this business is performed by Hughes Space and Communications. Sales to the U.S. government may be affected by:

  .  changes in acquisition policies;

  .  budget considerations;

  .  changing concepts of national defense;

  .  civilian space needs;

  .  spending priorities; and

  .  other factors that are outside our control.

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

   U.S. government spacecraft acquisition programs generally follow a life cycle of three phases. The first is the research and development phase, followed by an engineering development phase which includes the first spacecraft, and finally progressing into a production phase for the remaining spacecraft. The production phase may continue with refinements and improvements for several years. Large programs with significant start-up costs, which are usually incurred in the research and development phase, do not become profitable until the engineering development phase. The U.S. government typically uses multiple sources during the research and development phase to intensify competition and selects one source to perform the later phases of the program. Therefore, we may not be selected for engineering development and production phases even when considerable resources have been expended in the research and development phase of a program.

   We perform our U.S. government business under two general types of contracts:

  . Fixed-Price Contracts. Under fixed-price contracts, we realize all the benefit or detriment caused by decreased or increased costs of performing the contract.

  . Cost Reimbursement Contracts. Under cost reimbursement contracts, we receive reimbursement of our reasonable costs that are allocable to the particular contract and allowable under applicable regulations, plus a fee.

   Approximately 37% of our total sales to the U.S. government in 1998 were under fixed-price contracts, and approximately 63% were under cost reimbursement contracts. Net sales to the U.S. government in 1998 were approximately $700 million.

   Most of our contracts with the U.S. government which are the basis of our backlog are incrementally funded and therefore are subject to appropriations decisions subsequent to award. Once awarded, contracts may be contested by other bidders. In addition, our contracts with the U.S. government are subject to termination by the U.S. government, either for its own convenience or because of our default. In the event of a termination for convenience, we may not receive full reimbursement for our costs, and the profit or fee we receive may be lower than that which we had expected for the portion of the contract performed. In the event of a termination for default, normal contract remedies generally apply.

   The U.S. government has broad discretion to suspend or prohibit contractors from engaging in new government business, and often determines the period of suspension or prohibition. A contractor may be prohibited based on a conviction or civil judgment involving various offenses, including fraud in connection with obtaining or performing a public contract or subcontract, and may be suspended, if indicted for such an offense or if there is other adequate evidence that such an offense has been committed. Like other government contractors, we are subject to civil and criminal audits and investigations of our contracting activity. This liability includes potential contract cost reductions due to the defective pricing claims. See "--Other Business Risks."

Competition

   Although we have certain advantages which we believe help us compete in our markets, each of our markets is highly competitive. Some of our competitors in each of our markets have similar or better financial, technological and personnel resources than us. As described elsewhere in this document, we believe technological capabilities and innovation and the ability to invest in new and developing businesses are critical to obtaining and maintaining leadership in our markets and the communications industry in general. We cannot assure you as to the effect that competition may have on our financial condition or results of operations. See "--Other Business Risks."

  . DIRECTV. DIRECTV faces stiff competition from local cable operators as well as other direct-to-home satellite systems in each of its regional markets. With respect to traditional cable television, DIRECTV believes that it can compete effectively because it provides higher quality picture and sound and greater programming variety and believes it provides higher quality customer service. DIRECTV expects to face increasing competition from digital cable television over time. Digital cable is capable of delivering high quality picture and sound and a broader range of programming than traditional cable. We believe that the current prohibition in the United States on delivering by satellite local television channels into local markets is a disadvantage with respect to competing with cable television. Currently pending legislation would remove this prohibition. See "--DIRECTV--United States."

    With our acquisition of PRIMESTAR and the U.S. Satellite Broadcasting Company merger, Echostar Communications Corporation is the only other direct-broadcast service company currently in operation in the United States. Echostar has recently announced its acquisition of the satellites and orbital slots owned by The News Corporation Limited and MCI WorldCom, Inc. DIRECTV faces competition from other direct broadcast service providers in major regions of Latin America and in Japan. DIRECTV service also competes with telephone companies, broadcast television and other entertainment services, including video rentals. We believe that DIRECTV can compete effectively through a combination of its broad range of programming, including exclusive programming and extensive distribution.

    As a result of this competitive environment, DIRECTV in the United States and internationally may have to incur increased subscriber acquisition costs through competitive offers in the future to maintain or improve its market positions.

  . PanAmSat. PanAmSat primarily competes with companies and organizations that own or utilize satellite or ground-based transmission facilities. Satellite operators include global competitors such as Intelsat, regional operators expanding globally, such as Loral Space and Communications, Ltd., GE Americom, and Lockheed Martin Corporation, and numerous other regional operators and governments. We believe PanAmSat can compete favorably in its markets because of its large satellite fleet, global satellite coverage and the location of its orbital positions.

  . Broadband Services. The Spaceway platform will face competition from companies that offer both ground-based and satellite-based broadband services. Companies offering ground-based broadband services include AT&T Corp., Qwest Communications International, Inc., Time Warner Inc. and Bell Atlantic Corporation. Companies who may offer satellite-based broadband services include Teledesic LLC, Skybridge LP and Loral Space & Communications Ltd.'s Cyberstar. We believe we will compete favorably because of our advanced technology for satellites and the related ground equipment, and because of Hughes Network Systems' and DIRECTV's existing customer bases.

  . Hughes Network Systems. Hughes Network Systems faces global competition in the VSAT market from Gilat Satellite Networks Ltd. and in its wireless communications markets from firms such as Lucent Technologies Inc., Telefonaktiebolaget LM Ericsson, AT&T Corporation, as well as other large telecommunications companies and the various regional Bell operating companies. Hughes Network Systems faces competition from RCA/Thomson Consumer Electronics and Sony Corporation in the manufacturing of DIRECTV subscriber equipment. We believe that Hughes Network Systems' technologies and other capabilities provide us with a competitive advantage in its markets.

  . Hughes Space and Communications. Hughes Space and Communications faces competition in the United States from companies such as Loral Space & Communications Ltd., Lockheed Martin Corporation, and TRW, Inc. and internationally from Matra Marconi, Alcatel Alsthom S.A. and DASA. We believe Hughes Space and Communications can compete favorably because of its family of satellite structures, electronics, propulsion and power systems and its technological capabilities. Hughes Space and Communications' ability to compete with international satellite manufacturers could be adversely impacted by U.S. government action. See "--Other Business Risks--The U.S. Government Could Adversely Impact the Ability of the U.S. Satellite Industry to Compete for Foreign Satellite Commerce."

   In addition, our businesses compete generally with other communications technologies and systems, such as telecommunications systems for fixed and mobile applications, fiber optics networks, cable systems, wireline telephony and radio-based systems and other satellite-based systems.

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Research and Intellectual Property

   The ability to continue to generate technological innovations is critical to ensure our long-term success and the competitiveness of our business. See "-- Other Business Risks." The continued development of new technologies may provide new and improved products which will continue to fuel business opportunities and product improvements which, among other things, will enable the extension of profitable production programs. Research and development is carried on in each of our business units in connection with ongoing product improvement efforts. In addition, HRL Laboratories LLC, a company of which we own 50%, conducts long-range applied research in the specialized fields of physics, chemistry, electronics and information sciences.

   We utilize a large number of patents and trademarks which are held by us or our affiliates. We believe that, in the aggregate, the rights existing under such patents, trademarks and licenses are important. We believe that our competitive position is dependent on research, engineering and production capabilities. We actively pursue patent and trademark protections of our technological and engineering innovations, and actively pursue enforcement of our intellectual property rights.

Recent Developments

   Investment by AOL. On June 21, 1999, we announced an expansion of our strategic alliance with AOL to develop and market digital entertainment and Internet services nationwide. The new alliance is intended to accelerate subscriber growth and revenue-per-subscriber for DIRECTV and DirecPC, as well as expand the subscriber base for AOL's developing AOL TV and AOL-Plus services. As part of the alliance, Hughes and AOL plan to jointly develop new content and interactive services for U.S. and international markets. Additionally, an extensive cross-marketing initiative will be instituted to market each company's products and services through their respective retail outlets and to their respective subscribers. As part of the marketing initiative, we have committed to spend over the next three years for sales and marketing activities more than $500 million for DirecPC/AOL-Plus, up to approximately $500 million for DIRECTV, approximately $400 million for DIRECTV/AOL TV, and approximately $100 million for DirecDuo.

   Also as part of the alliance, AOL invested $1.5 billion in shares of a General Motors preferred equity security. General Motors, in turn, invested the proceeds received from AOL in shares of a Hughes preferred equity security. See "Item 2. Financial Condition--Management's Discussion and Analysis of Results of Operations and Financial Condition" for a further discussion of this investment.

   Issuance of Debt. We have filed a shelf registration statement with the Securities and Exchange Commission with respect to an issuance of up to $2 billion of debt securities from time to time. We expect to issue up to $1 billion of these securities in the third quarter of 1999. We will use these funds principally to repay commercial paper borrowings we incurred in connection with the PRIMESTAR/Tempo Satellite and U.S. Satellite Broadcasting Company transactions and to fund our short-term working capital requirements.

Recent Acquisitions

   We have recently made the following acquisitions:

  PRIMESTAR and Tempo Satellite

   We acquired the direct-broadcast satellite medium-power business of PRIMESTAR and the related high-power satellite assets of Tempo Satellite, a wholly owned subsidiary of TCI Satellite Entertainment, in related transactions. PRIMESTAR operates a 160-channel medium-power direct broadcast service using leased satellite capacity at 85(degrees) west longitude. As of March 31, 1999, PRIMESTAR had 2.3 million subscribers in the United States. DIRECTV intends to operate the medium-power PRIMESTAR business for a period of approximately two years, during which time PRIMESTAR subscribers will be offered the opportunity to transition to the high-power DIRECTV service. During this period, PRIMESTAR's distribution network will continue servicing PRIMESTAR subscribers and begin offering the DIRECTV service to new subscribers.

   The purchase price for the PRIMESTAR medium-power business was approximately $1.1 billion in cash and approximately 4.9 million shares of Class H common stock. The purchase price for the Tempo high-power satellite assets was $500 million in cash. Of this purchase price, $150 million was paid in March 1999 for a satellite that has not yet been launched, and the remaining $350 million was paid in June 1999 for an in-orbit satellite and 11 related satellite orbital frequencies.

   The PRIMESTAR acquisition provides DIRECTV with an immediate increase in revenues from the existing PRIMESTAR subscribers, and ongoing revenues from those subscribers that transition to the DIRECTV service.

   The Tempo Satellite in-orbit satellite and related frequencies acquisition provides DIRECTV with 11 high-power DBS frequencies at 119(degrees) west longitude, from which it can begin delivering programming to the contiguous United States at any time.

  U.S. Satellite Broadcasting Company

   We acquired by merger all of the outstanding capital stock of U.S. Satellite Broadcasting Company in exchange for cash and shares of Class H common stock totaling approximately $1.6 billion. U.S. Satellite Broadcasting Company provided subscription television programming to households throughout the continental United States via the digital satellite broadcasting system that it shared with DIRECTV. U.S. Satellite Broadcasting Company delivered 25 channels of video programming, including premium networks such as HBO(R), Showtime(R), Cinemax(R) and The Movie Channel(R). The programming delivered by U.S. Satellite Broadcasting Company included over 800 movies per month.

   As of March 31, 1999, U.S. Satellite Broadcasting Company had over 2.2 million subscribers. Over 90% of U.S. Satellite Broadcasting Company's subscribers were also DIRECTV subscribers. DIRECTV has begun integrating the U.S. Satellite Broadcasting Company business into its business and offering more diverse programming packages to subscribers, including the premium programming offered by U.S. Satellite Broadcasting Company.

   The acquisition of U.S. Satellite Broadcasting Company provides DIRECTV with:

   .  a simplified offer to the consumer;

  . the opportunity to achieve cost savings through the consolidation of duplicate operations;

  .  the opportunity to increase its average revenue per subscriber; and

  . the ability to expand its channel offering from 185 to more than 210 via the addition of U.S. Satellite Broadcasting Company's premium channels.

  Galaxy Brasil, Ltda.

   On July 28, 1999, Galaxy Latin America, acquired 77.8% of Galaxy Brasil, Ltda., the exclusive distributor of DIRECTV services in Brazil, from Tevecap S.A. for approximately $89.0 million plus the assumption of debt. In connection with the transaction, Tevecap sold its 10% equity interest in Galaxy Latin America to us and Cisneros Group, the remaining Galaxy Latin America partners. Our share of the purchase amounted to approximately $101.1 million and increased our ownership of Galaxy Latin America to 77.8%.

Class H Common Stock Issued in the PRIMESTAR and U.S. Satellite Broadcasting Company Acquisitions

   In connection with the PRIMESTAR acquisition, 4,871,448 shares of Class H common stock were issued to PRIMESTAR. These shares were not registered under the Securities Act of 1933 and may not be transferred prior to April 28, 2000, except for limited transfers from PRIMESTAR to its stockholders and certain related parties. Under an agreement with General Motors, PRIMESTAR and these other holders, at any time after February 28, 2000, may demand on two occasions registration of these shares under the Securities Act of 1933, provided that General Motors is not required to register any shares that can be sold publicly without registration. As a result, shares held by non-affiliates of General Motors will generally not be entitled to registration rights after April 28, 2000. General Motors has the right to delay any required registration if it certifies that registration could materially interfere with the business activities or plans of our company or General Motors. General Motors may not delay any registration for more than an aggregate of 90 days in any 12-month period. In addition, General Motors is not required to register any shares for 30 days prior to the anticipated consummation of a public offering by General Motors of its securities and 90 days after the completion of the public offering where, in the good faith judgment of the managing underwriter(s), registration would have an adverse effect on the offering. General Motors will be required to bear the expenses of all required registrations and provide customary indemnification to the selling holders.

   Of the shares of Class H common stock to be issued in the U.S. Satellite Broadcasting Company acquisition, we currently expect that a substantial portion will not be freely transferable and may only be transferred in accordance with Rule 145 under the Securities Act of 1933. In addition, the holders of these restricted shares have agreed that, in connection with any underwritten offerings of Class H common stock prior to May 20, 2001, they will sign lock-up agreements with similar provisions, including as to the lock-up period, to those entered into by General Motors and/or other stockholders of General Motors.

Other Business Risks

   The following risks are related principally to our business. The risks and uncertainties described below are not the only ones facing our business. You should carefully review the information set forth elsewhere in this registration statement. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

  We Will Be Adversely Affected If We Fail to Maintain Leading Technological Capabilities

   The rapid technological changes and innovation inherent in the satellite and wireless communications industry could cause the products and services offered by our company to become obsolete. If the new technologies on which we are currently focusing our research and development investments fail to achieve acceptance in the marketplace, we would suffer a material adverse effect on our future competitive position and results of operations. For example, our competitors could be the first to obtain proprietary technologies that are perceived by the market as being superior. In addition, after substantial research and development expenditures, one or more of the technologies under development by us could become obsolete even prior to its introduction.

   Our operating results will depend to a significant extent on our ability to continue to introduce new products and services on a timely basis and to reduce costs of existing products and services. We cannot assure you that we will successfully identify new product or service opportunities and develop and market these opportunities in a timely or cost-effective manner. The success of new product development depends on many factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of competitors and market acceptance.

   Technological innovation depends, to a significant degree, on the work of technically skilled employees. Competition for the services of such employees is vigorous. We cannot assure you that we will be able to attract and retain these employees. If we were unable to attract and maintain technically skilled employees, our competitive position could be adversely affected.

  We Could Have Inadequate Access to Capital for Growth

   We may not be able to raise adequate capital to complete some or all of our business strategies or to react rapidly to changes in technology, products, services or the competitive landscape. We believe that key success factors in the satellite and wireless communications industry include superior access to capital and financial flexibility. Industry participants often face high capital requirements in order to take advantage of new market opportunities, respond to rigorous competitive pressures and react quickly to changes in technology. For example, as a result of its competitive environment, DIRECTV may have to incur increased subscriber acquisition costs through competitive offers in the future to maintain its market leadership.

   We expect the global satellite and wireless communications services market to continue to grow due to the high demand for communications infrastructure and the opportunities created by industry deregulation. Many of our competitors are committing substantial capital and, in many instances, are forming alliances to acquire or maintain market leadership. Our strategy is to be a leader in providing satellite and wireless communications products and services by building on our experience in satellite technology and by making acquisitions and establishing, maintaining and restructuring strategic alliances as appropriate. See "--Recent Acquisitions." This strategy will require substantial investments of capital over the next several years. We may be unable to satisfy our capital requirements in the future, whether through lack of competitive access to capital markets, General Motors' overall financial condition or otherwise. General Motors' ability to issue Class H common stock as a means of funding our capital requirements may be limited in the event of the enactment of a proposal to amend the Internal Revenue Code that is included in the Clinton administration's budget proposal for the fiscal year 2000. This amendment, which is proposed to apply to tracking stock, including exercises of existing employee stock options, issued on or after the date of enactment, would require General Motors to recognize gain for federal income tax purposes when it issues Class H common stock. We do not know whether or in what form this legislation will be adopted.

  We could be adversely affected by our customers' inability to obtain financing.

   Certain customers of Hughes Space and Communications and Hughes Network Systems are dependent from time to time upon third party equity or debt financing in order to pay for products and services purchased from us. Our collection of amounts due to us from these customers may be adversely affected by any inability on their part to obtain this financing. If these customers are unable to obtain, or are delayed in obtaining, third party financing, and were therefore unable to pay amounts due to us in the future, we may incur substantial losses related to costs we have incurred in excess of amounts collected to date from such customers. This could also have a negative affect on our future cash flows.

  We are Vulnerable to Satellite Failure

   DIRECTV, including the operations of PRIMESTAR, PanAmSat and other businesses of ours own or utilize satellites in their businesses. Orbiting satellites are subject to the risk of failing prematurely due to, among other things, mechanical failure, a collision with objects in space or an inability to maintain proper orbit. Satellites are subject to the risk of launch delay and failure, destruction and damage while on the ground or during launch and failure to become fully operational once launched. Delays in the production or launch of a satellite or the complete or partial loss of a satellite, in-orbit or during launch, could have a material adverse impact on the operation of these businesses. With respect to both in-orbit and launch problems, insurance carried by PanAmSat and our company does not compensate for business interruption or loss of future revenues or customers. In addition, any future in-orbit failures involving satellites built by our company could adversely impact satellite sales by Hughes Space and Communications.

   These risks were highlighted during 1998, when four Hughes-built satellites, three owned and operated by PanAmSat and the fourth owned by DIRECTV, experienced the failure of a primary spacecraft control processor. With the exception of the Galaxy IV satellite owned and operated by PanAmSat, control of the satellites was automatically switched to the backup spacecraft control processor and the spacecraft are operating normally. The backup spacecraft control processor on the Galaxy IV satellite had previously failed, resulting in the loss of the satellite.

   An extensive investigation by us revealed that electrical shorts involving tin-plated relay switches were the most likely cause of the primary spacecraft control processor failures. The failure of the second spacecraft control processor on Galaxy IV appears to be unrelated and is being treated as an isolated anomaly.

   In total, 14 satellites owned by PanAmSat and three satellites owned by DIRECTV were constructed by Hughes Space and Communications. Of these, five PanAmSat satellites and the three DIRECTV satellites, which include the satellites described above, are the same model spacecraft as the affected satellites and have tin-plated relay switches similar to the switches on the failed spacecraft control processors. We cannot assure you that additional spacecraft control processor failures will not occur on these satellites.

   Battery anomalies have occurred in two other Hughes-built PanAmSat satellites. In both cases, battery cells have failed, resulting in the need to briefly shut-off a number of transponders for a brief time during twice-yearly eclipse periods. It is possible that service to full-time customers could be interrupted for brief periods during future eclipse periods, or that additional battery cell failures could occur in the future. Such future interruptions, depending on their extent, could result in claims by affected customers for termination of their transponder agreements.

   During April 1999, the primary spacecraft control processor failed on a satellite built by our company for an unaffiliated customer. While the investigation into the cause of the failure is still in process, it is likely that the failure was caused by the same factors that caused the spacecraft control processor failures described above.

   In addition, following the launch of a PanAmSat satellite that was not built by Hughes Space and Communications, an error by the satellite's manufacturer was discovered that affected the geographical coverage or flexibility of a number of the transponders on the satellite. PanAmSat is evaluating the impact of the error and currently believes that a portion of those transponders will not be marketable for their intended purpose, although the affected transponders may be capable of generating revenue at a reduced rate.

  Grand Jury Investigation/State Department Review Could Result in Sanctions

   There is a pending grand jury investigation into whether we should be accused of criminal violations of the export control laws arising out of the participation of two of our employees on a committee formed to review the findings of the Chinese engineers regarding the failure of a Long March rocket in China in 1996. We are also subject to the authority of the State Department to impose sanctions for non-criminal violations of the Arms Export Control Act. The possible criminal and/or civil sanctions could include fines as well as debarment from various export privileges and participation in government contracts. We do not expect the grand jury investigation or State Department review to result in a material adverse effect upon our business. However, we cannot assure you as to those conclusions. In addition, a congressional committee chaired by Representative Cox released a report in May 1999 containing negative commentary about the compliance of U.S. satellite manufacturers, including our company, with the export control laws. We are uncertain of the impact that this report will have on the satellite manufacturing and launching industries. Many of our satellite launches, including those of PanAmSat, are scheduled for non-U.S. launch providers. We cannot assure you that future satellite launches by non-U.S. launch providers will not be adversely affected by this investigation and report, including the possibility of significant launch delays.

  The U.S. Government Could Adversely Impact the Ability of the U.S. Satellite Industry to Compete for Foreign Satellite Commerce

   The U.S. government has broad discretion over the issuance of export licenses for the sale to foreign customers and/or overseas launches of commercial communication satellites. We sell a substantial number of satellites to foreign customers and launch a substantial number of satellites overseas. Effective March 1999,

Congress directed that satellites and their components be placed on the munitions list and made subject to the export licensing jurisdiction of the State Department. Prior to March 1999, satellites were classified as dual-use exports under the jurisdiction of the Department of Commerce. It is anticipated that future licenses for satellite exports will not be granted in the same manner and time frame as was previously the case, which could adversely impact the ability of not only our company, but all other domestic satellite manufacturers, to compete on equal footing with international satellite manufacturers for foreign satellite sales.

   In February 1999, the Department of Commerce notified us that it intended to deny the export licenses required by us to fulfill our contractual obligations to Asia-Pacific Mobile Telecommunications Satellite Pte. Ltd., a Singapore-based company with a majority interest held by Chinese entities. As a result, we and Asia-Pacific Mobile Telecommunications terminated the contract, resulting in a pre-tax charge to our earnings of $92.0 million in the first quarter of 1999. See "Item 2. Financial Information--Management's Discussion and Analysis of Results of Operations and Financial Condition."

  Disputes with Raytheon Company Regarding Former Defense Operations Could Result in a Material Payment from Our Company to Raytheon Company

   In connection with the 1997 spin-off of the defense electronics business of our predecessor and the subsequent merger of that business with Raytheon Company, the terms of the merger agreement provided processes for resolving disputes that might arise in connection with post-closing financial adjustments that were also called for by the terms of the merger agreement. These financial adjustments might require a cash payment from Raytheon to our company or vice versa. A dispute currently exists regarding the post-closing adjustments which our company and Raytheon have proposed to one another and related issues regarding the adequacy of disclosures made by us to Raytheon in the period prior to consummation of the merger. Raytheon and our company are proceeding with the dispute resolution process. It is possible that the ultimate resolution of the post-closing financial adjustment and of related disclosure issues may result in our company making a payment to Raytheon that would be material to us. However, the amount of any payment that either party might be required to make to the other cannot be determined at this time. We intend to vigorously pursue resolution of the disputes through the arbitration process, opposing the adjustments proposed by Raytheon, and seeking the payment from Raytheon that we have proposed.

  We Might Fail to Realize the Benefits of Recent Acquisitions

   We cannot assure you that the anticipated benefits of the PRIMESTAR/Tempo Satellite and U.S. Satellite Broadcasting Company acquisitions will be realized. We could experience difficulties integrating the operations of these companies with our own operations, or could find that the anticipated cost savings from such integration do not materialize.

Employees

   As of March 31, 1999, we employed approximately 15,500 persons.

   As of March 31, 1999, approximately 13% of our work force in the United States was represented by unions. We have not experienced any significant labor problems in the past five years, and management considers its employee relations to be good.

Item 2. Financial Information

Management's Discussion and Analysis of Results of Operations and Financial Condition

   As provided in General Motors' restated certificate of incorporation, the earnings attributable to Class H common stock for purposes of determining the amount available for the payment of dividends on Class H common stock excludes purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company, our predecessor, in 1985. Therefore, the following discussion excludes such adjustments.

You should review this section in connection with our summary financial statements, which exclude these adjustments, and our audited financial statements, which reflect these adjustments, both of which are included in this registration statement.

General

   On December 17, 1997, our predecessor, which was also known as Hughes Electronics Corporation, and General Motors completed a series of transactions designed to address strategic challenges facing its then-three principal businesses and unlock stockholder value in General Motors. These transactions included:

  . the tax-free spin-off of its defense electronics business to holders of General Motors $1-2/3 common stock and Class H common stock;

  . the transfer of Delco Electronics Corporation, its automotive electronics business, to General Motors' Delphi Automotive Systems unit, which is now a separate corporation; and

  . the recapitalization of General Motors Class H common stock into a new tracking stock of the same name, that is linked to our telecommunications and space businesses.

These transactions were followed immediately by the merger of the defense electronics business with Raytheon Company. In connection with this recapitalization, the telecommunications and space business, consisting principally of the direct-to-home broadcast, satellite services, network systems and satellite systems businesses, were contributed to the recapitalized Hughes by our predecessor. The following discussion and accompanying financial statements pertain only to our company as it now exists, and do not pertain to balances of our company for the period prior to our recapitalization, the defense electronics business or Delco. For additional information on the basis of presentation, see Note 1 to our financial statements included elsewhere in this registration statement.

   In May 1997, our company and PanAmSat Corporation merged their respective satellite service operations into a new publicly-held company, which retained the name PanAmSat Corporation. As a result of this merger, our 1997 financial information includes PanAmSat's results of operations from the date of merger. For further information regarding this merger, see note 14 to our financial statements included elsewhere in this registration statement.

   During 1998, four satellites built by Hughes Space and Communications experienced the failure of a primary spacecraft control processor. Three of these satellites were owned and operated by PanAmSat and the fourth was owned by DIRECTV. With the exception of the Galaxy IV satellite, operated by PanAmSat, control of the satellites was automatically switched to the spare spacecraft control processor and the spacecraft are operating normally. The spare spacecraft control processor on the Galaxy IV satellite had previously failed, resulting in the loss of the satellite.

   An extensive investigation by us revealed that electrical shorts involving tin-plated relay switches are the most likely cause of the primary spacecraft control processor failures. The failure of the second spacecraft control processor on Galaxy IV appears to be unrelated and is being treated as an isolated anomaly. Although there exists the possibility of failure of other currently operating spacecraft control processors, we believe the probability of a primary and spare spacecraft control processor failing in any one in-orbit HS-601 satellite is low. We believe that the phenomenon will not be repeated on satellites currently being built and those ready for launch, although there can be no assurance in this regard.

   In total, 14 satellites owned by PanAmSat and three satellites owned by DIRECTV were constructed by Hughes Space and Communications. Of these, five PanAmSat satellites and the three DIRECTV satellites, which include the satellites described above, are the same model spacecraft as the affected satellites and have tin-plated relay switches similar to the switches on the failed spacecraft control processors. We cannot assure you that additional spacecraft control processor failures will not occur on these satellites.

   Battery anomalies have occurred on two other PanAmSat satellites that we built. In both cases, battery cells have failed, resulting in the need to shut-off a number of transponders for a brief time during twice-yearly eclipse periods. To date, the impact on customers has been minimal. There can be no assurance, however, that service to all full-time customers will not be interrupted for brief periods during future eclipse periods or that additional battery cell failures will not occur in the future. Such future service interruptions, depending on their extent, could result in a claim by affected customers for termination of their transponder agreements or the displacement of other customers. PanAmSat is developing solutions for its customers that may include transition of the affected services to other PanAmSat satellites or the launch of replacement satellites.

   During April 1999, the primary spacecraft control processor failed on a satellite built by Hughes Space and Communications for an unaffiliated customer. While the investigation into the cause of the failure is still in process, it is likely that the failure was caused by the same factors that caused the spacecraft control processor failures described above.

   In addition, following the launch of a PanAmSat satellite that was not built by Hughes Space and Communications, an error by the satellite's manufacturer was discovered that affected the geographical coverage or flexibility of a number of the transponders on the satellite. PanAmSat is evaluating the impact of the error and currently believes that a portion of those transponders will not be marketable for their intended purpose, although the affected transponders may be capable of generating revenue at a reduced rate.

   In August 1998, Galaxy X, a PanAmSat satellite, was destroyed as a result of the launch failure of a Boeing Delta III rocket. Galaxy X was fully insured.

   In 1998, PanAmSat adopted a comprehensive satellite expansion and restoration plan pursuant to which PanAmSat would expand its fleet of satellites in 1999 and 2000. The additional satellites are intended to meet the expected demand for additional satellite capacity, replace capacity affected by satellite anomalies, and provide added backup to existing capacity. In connection with the plan, seven satellites are under construction by Hughes Space and Communications. As a result of manufacturing delays being experienced by Hughes Space and Communications, however, it is expected that there will be delays in the launch of these satellites. PanAmSat now expects to launch one additional satellite in 1999, followed by five satellites in 2000 and one in 2001. It is expected that these delays will result in 1999 revenues and earnings at PanAmSat that are significantly lower than previously anticipated. A substantial portion of these revenues and earnings previously anticipated in 1999 are expected to be recognized in future years after the satellites commence commercial service.

   On February 24, 1999, the Department of Commerce notified us that it intended to deny a U.S. government export license we were required to obtain in connection with a contract with Asia-Pacific Mobile Telecommunications Satellite Pte. Ltd. for the provision of a satellite-based mobile telecommunications system. As a result, we and Asia-Pacific Mobile Telecommunications terminated the contract on April 9, 1999, resulting in a pre-tax charge to our earnings of $92 million in the first quarter of 1999.

   We have maintained a suit against the U.S. government since September 1973 regarding the U.S. government's infringement and use of one of our satellite technology patents. On April 7, 1998, the U.S. Court of Appeals for the Federal Circuit reaffirmed earlier decisions in this case, including an award of $114.0 million in damages, plus interest. In March 1999, we received and recognized as income a $154.6 million payment from the U.S. government as a final settlement of the suit.

   There is a pending grand jury investigation into whether we should be indicted for criminal violations of the export control laws arising out of the participation of two of our employees on a committee formed to review the findings of the Chinese engineers regarding the failure of a Long March rocket in China in 1996. We are also subject to the authority of the State Department to impose sanctions for non-criminal violations of the Arms Export Control Act. The possible criminal and/or civil sanctions could include fines as well as debarment from various export privileges and participation in government contracts. We do not expect the grand jury investigation or State Department review to result in a material adverse effect upon our business. However, there can be no assurance as to those conclusions. In addition, a congressional committee chaired by Representative Cox released a report in May 1999 containing negative commentary about the compliance of U.S. satellite manufacturers, including our company, with export control laws. We are uncertain of the impact that this report will have on the satellite manufacturing industry.

   On March 17, 1999, we announced our intent to make an initial investment of $1.4 billion in the Spaceway(TM) satellite system. The Spaceway system, when completed, will provide for high speed, two-way communications of video, voice and data direct to companies and individual consumers. We expect that the initial investment will allow us to build three high-powered satellites to provide broadband network services "on demand" for video-conferencing, data transfer and other purposes in North America in 2002. We are currently investigating subsequent phases in which we would provide Spaceway services to most of the world using high-orbit satellites as well as complementary services from a low-orbit system. These subsequent phases would require significant additional investment.

   On May 5, 1999, DIRECTV announced plans for delivering local broadcast network channels by satellite to DIRECTV customers in major metropolitan areas across the United States. The delivery of local network channels into DIRECTV's domestic local markets, also referred to as local-into-local, is contingent upon the passage by Congress of legislation that has been introduced that will allow satellite companies to provide the local-into-local service. DIRECTV plans to utilize its existing satellites to deliver the local-into-local service to the New York and Los Angeles markets, and utilize the frequencies acquired from Tempo Satellite to deliver the local-into-local service to DIRECTV's other major metropolitan markets. To receive local channels, outside the Los Angeles and New York markets, consumers will have to purchase a small elliptical-shaped dish, which is expected to be available later this year. There can be no assurance that the necessary legislation will be passed by Congress.

   On May 11, 1999, it was announced that DIRECTV and Hughes Network Systems will collaborate with AOL on a new service that will combine digital satellite television programming from DIRECTV with AOL's new interactive television Internet service. Hughes Network Systems will design and build the initial dual purpose DIRECTV/AOL receiver equipment. The new service will be suited for both frequent Internet users and the mass market consumer who wants to connect to the Internet.

   On June 21, 1999, we announced an expansion of our strategic alliance with AOL to develop and market digital entertainment and Internet services nationwide. The new alliance is intended to accelerate subscriber growth and revenue-per-subscriber for DIRECTV and DirecPC, as well as expand the subscriber base for AOL's developing AOL TV and AOL-Plus services. As part of the alliance, Hughes and AOL plan to jointly develop new content and interactive services for U.S. and international markets. Additionally, an extensive cross-marketing initiative will be instituted to market each company's products through their respective retail outlets and to their respective subscribers. As part of the marketing initiative, we have committed to spend over the next three years for sales and marketing activities more than $500 million for DirecPC/AOL-Plus, up to approximately $500 million for DIRECTV, approximately $400 million for DIRECTV/AOL TV, and approximately $100 million for DirecDuo.

   As part of the alliance, AOL invested $1.5 billion in shares of General Motors Series H 6.25% Automatically Convertible Preference Stock. The General Motors Series H preference stock will automatically convert into Class H common stock in three years and may be converted earlier in certain circumstances, based upon a variable conversion factor linked to the Class H common stock price at the time of conversion, and accrues quarterly dividends at a rate of 6.25% per year. General Motors immediately invested the $1.5 billion received from AOL in shares of Hughes Series A Preferred Stock designed to correspond to the financial terms of the General Motors Series H preference stock. Dividends on the Hughes Series A preferred stock are payable to General Motors quarterly at an annual rate of 6.25%. These preferred stock dividends payable to General Motors will reduce Hughes' earnings used for computation of the available separate consolidated net income of Hughes attributed to General Motors Class H common stock, which will have an equivalent effect to the payment of dividends on the Series H preferred stock if those dividends were paid by Hughes. Upon conversion of the General Motors Series H preference stock into General Motors Class H common stock, Hughes will redeem the Series A preferred stock through a cash payment to General Motors equal to the fair market value of the Class H common stock issuable upon the conversion. Simultaneous with General Motors' receipt of the cash redemption proceeds, General Motors will make a capital contribution to Hughes of the same amount. In connection with this capital contribution, the denominator of the fraction used in the computation of the available separate consolidated net income of Hughes attributed to General Motors Class H common stock will be increased by the number of shares of General Motors Class H common stock issued. Accordingly, upon conversion of the General Motors Series H preference stock into General Motors Class H common stock, both the numerator and denominator used in the computation of available separate consolidated net income will increase by the amount of the General Motors Class H common stock issued.

   Under an agreement with General Motors, AOL, at any time after the occurrence of certain events related to the conversion of the General Motors Series H preference stock to General Motors Class H common stock, may demand on up to four occasions registration of the Class H common stock issued upon conversion under the Securities Act of 1933, provided that General Motors is not required to register any shares that can be sold publicly without registration. General Motors has the right to delay any required registration if it certifies that registration could materially interfere with the business activities or plans of our company or General Motors and upon certain other instances. General Motors may not delay any registration for more than an aggregate of 90 days in any 12 month period. In addition, General Motors is not required to register any shares for 30 days prior to the anticipated consummation of a public offering by General Motors of its securities and 90 days after the completion of the public offering where, in the good faith judgment of the managing underwriter(s), registration would have an adverse effect on the offering. As between General Motors and AOL, General Motors will be required to bear the expenses of all required registrations and provide customary indemnification to the selling holders.

Results of Operations

 Three Months Ended March 31, 1999 Compared to Three Months Ended March 31,
 1998

   Revenues. First quarter 1999 revenues increased 12.5% to $1,451.8 million compared with $1,291.0 million in the first quarter of 1998. The increase in first quarter 1999 revenues reflects continued growth in the DIRECTV businesses.

   Direct-To-Home Broadcast segment first quarter 1999 revenues increased 43.5% to $556.6 million from $387.9 million in the first quarter of 1998. The increase resulted from continued record subscriber growth, higher average monthly revenue per subscriber and low subscriber churn rates. Domestic DIRECTV contributed significantly to this growth with quarterly revenues of $474 million, a 34% increase over last year's first quarter revenues of $353 million. With its best-ever first quarter of 304,000 net new subscribers in the United States, total DIRECTV subscribers grew to 4,762,000 as of March 31, 1999. Our Latin American DIRECTV subsidiary, Galaxy Latin America, nearly doubled its revenues to $61 million from $31 million in the first quarter of 1998. With the addition of 70,000 net new subscribers in the first quarter, an 84% increase over the 38,000 net new subscribers acquired in the same period last year, total DIRECTV subscribers in Latin America were 554,000 as of March 31, 1999.

   The Satellite Services segment's first quarter 1999 revenues increased to $193.5 million compared with $193.0 million in the prior year. The slight change in revenues resulted primarily from an increase in telecommunication services revenue, primarily due to growth in data and Internet-related service agreements.

   First quarter 1999 revenues for the Network Systems segment were $230.9 million compared with $184.7 million in the same period last year, an increase of 25.0%. This increase in revenues was primarily due to higher sales of DIRECTV receiver equipment and satellite-based mobile telephony systems.

   For the first quarter of 1999, revenues for the Satellite Systems segment increased to $630.3 million from $624.3 million for the same period in 1998. Increased sales to commercial customers of $31 million, including Thuraya Satellite Telecommunications, ICO Global Communications and PanAmSat were largely offset by $25 million of lower sales on government contracts such as UHF Follow-on and Tracking and Data Relay Satellites.

   Costs and Expenses. Selling, general and administrative expenses increased to $404.8 million in the first quarter of 1999 from $302.6 million in the same period of 1998. The increase resulted primarily from higher programming, marketing and subscriber acquisition costs in the Direct-To-Home Broadcast segment. The increase in depreciation and amortization expense to $123.0 million in the first quarter of 1999 from $97.7 million in the same period of 1998 resulted primarily from higher depreciation due to additions to PanAmSat's satellite fleet and increased goodwill amortization related to the May 1998 purchase of an additional 9.5% interest in PanAmSat.

   Operating Profit (Loss). We incurred an operating loss of $36.8 million in the first quarter of 1999 compared with operating profit and operating profit margin, on the same basis, of $83.6 million and 6.5%, respectively, in the first quarter of 1998. The operating loss in the first quarter of 1999 was principally the result of a one-time pre-tax charge of $92.0 million resulting from the termination of the Asia-Pacific Mobile Telecommunications Satellite contract and $25.3 million of higher depreciation and amortization expense discussed above.

   The operating loss in the Direct-To-Home Broadcast segment for the first quarter of 1999 was $23.4 million compared with an operating loss of $31.6 million in the first quarter of 1998. The lower operating loss in 1999 was principally due to increased subscriber revenues that more than offset increased programming, marketing and subscriber acquisition costs. Domestic DIRECTV reported operating profit for the first quarter of 1999 of $5 million compared with an operating loss of $10 million in the first quarter of 1998. Galaxy Latin America's first quarter operating loss for 1999 was $28 million compared with $22 million in the same period of 1998. The higher operating loss for Galaxy Latin America in the first quarter of 1999 was primarily due to the increased cost of its new higher-capacity Galaxy VIII-i satellite and increased advertising expenditures.

   In 1999, domestic DIRECTV's cost of acquiring new subscribers is expected to increase due to, among other things, incentives granted by U.S. Satellite Broadcasting Company to manufacturers of DIRECTV receiving equipment which will be assumed upon the successful completion of the U.S. Satellite Broadcasting Company acquisition. In addition, depending on the competitive environment, subscriber acquisition costs could increase further due to increased incentives to dealers and consumers. Beyond 1999, subscriber acquisition costs will continue to be largely determined by the competitive environment. Additionally, the international DIRECTV businesses, due to competition, may also have to incur increased subscriber acquisition costs through competitive offers in the future to maintain or improve their market positions.

   The Satellite Services segment operating profit in the first quarter of 1999 decreased 7.7% to $79.1 million from $85.7 million in the same period of 1998. The decrease in operating profit was due to increased depreciation related to additions to PanAmSat's satellite fleet. As a result, operating profit margin for the first quarter of 1999 declined to 40.9% from 44.4% in the same period last year.

   The Network Systems segment operating loss in the first quarter of 1999 was $17.8 million compared with an operating loss of $11.9 million in the first quarter of 1998. The higher operating loss in the first quarter of 1999 was primarily due to a one-time pre-tax charge of $11.0 million resulting from the termination of the Asia-Pacific Mobile Telecommunications contract. Excluding the one-time pre-tax charge, the segment's operating loss for the first quarter was $6.8 million. The decrease in operating loss was primarily due to higher sales of DIRECTV receiver equipment and satellite-based mobile telephony systems.

   The Satellite Systems segment reported an operating loss in the first quarter of 1999 of $14.4 million compared to operating profit of $55.1 million and an operating profit margin of 8.8% in the first quarter of

1998. The operating loss in the first quarter of 1999 resulted from the one-time pre-tax charge of $81.0 million resulting from the termination of the Asia-Pacific Mobile Telecommunications contract. Excluding the one-time charge, operating profit increased $11.5 million or 20.9% over 1998, primarily due to earnings adjustments in the first quarter of 1999 on several commercial satellite contracts.

   Earnings Before Interest, Taxes, Depreciation and Amortization
(EBITDA). Prior to 1999, we did not report EBITDA. EBITDA is defined as operating profit (loss), plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. We believe it is a meaningful measure of performance and is commonly used by other large communications, entertainment and media service providers. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment in our business, dividends or other discretionary uses. In addition, EBITDA as presented in this registration statement may not be comparable to similarly titled measures reported by other companies. EBITDA margin is calculated by dividing EBITDA by total revenues.

   For the first quarter of 1999, EBITDA, excluding a one-time pre-tax charge of $92.0 million in 1999 related to the termination of the Asia-Pacific Mobile Telecommunications contract, was $178.2 million versus $181.3 million for the same period in 1998. EBITDA margin on the same basis was 12.3% for the first quarter of 1999 compared to 14.0% in the first quarter of 1998.

   Direct-To-Home Broadcast had positive EBITDA in the first quarter of 1999 of $3.9 million compared with negative EBITDA of $9.1 million in the first quarter of 1998. Domestic DIRECTV contributed significantly to this growth with EBITDA of $25 million in the first quarter of 1999 compared to $8 million in last year's quarter as strong revenue growth outpaced increased programming, marketing and subscriber acquisition costs. As a result, EBITDA margin in the first quarter of 1999 increased to 5.2% from 2.3% in the same period of 1998. This gain was partially offset by Galaxy Latin America's EBITDA in the first quarter of 1999 of negative $20 million compared to negative $13 million in the same period of 1998, primarily due to the increased cost of the new higher-capacity Galaxy VIII-i satellite and increased advertising expenditures.

   For Satellite Services, EBITDA in the first quarter of 1999 was $145.9 million compared with $140.2 million in the same period of last year. EBITDA margin increased to 75.4% versus 72.6% in last year's first quarter. The increases in EBITDA and EBITDA margin were principally due to lower satellite leaseback expenses resulting from the exercise of certain early buy-out options under sale-leaseback agreements during the first quarter of 1999.

   Network Systems' EBITDA, excluding a pre-tax charge of $11.0 million resulting from the termination of the Asia Pacific Mobile Telecommunications contract under which Hughes Network Systems was providing ground network equipment and handsets, grew to $5.1 million in the first quarter of 1999, compared to a negative EBITDA of $3.4 million in the first quarter of 1998. EBITDA margin on the same basis was 2.2% compared to a negative EBITDA margin in the first quarter of 1998. The increase in EBITDA was primarily due to the higher sales discussed above.

   Excluding the 1999 first quarter pre-tax charge of $81.0 million related to the termination of the Asia-Pacific Mobile Telecommunications contract, EBITDA for the Satellite Systems segment increased to $79.6 million from $65.8 million in the first quarter of 1998. The increase included earnings adjustments in the current quarter on several commercial satellite contracts. As a result, EBITDA margin, on the same basis, was 12.6% for the first quarter of 1999 compared to 10.5% for the first quarter of 1998.

   Interest Income and Expense. Interest income decreased to $13.6 million in the first quarter of 1999 compared with $37.5 million in the first quarter of 1998. The decrease in interest income was due to lower cash balances in the first quarter of 1999 compared to the first quarter of 1998 which resulted from the purchase of an additional 9.5% interest in PanAmSat, additional capital expenditures for satellites, payment to General Motors for the Delco post-closing price adjustment, a payment for certain of the Tempo Satellite assets in

March 1999, and the early buy-out of a satellite sale-leaseback at PanAmSat. Interest expense increased $3.9 million in the first quarter of 1999 from the same period in 1998 due to the increase in PanAmSat's borrowings to finance the early buy-out of a satellite sale-leaseback and from an additional $170.1 million of borrowings related to SurFin Ltd.

   Other, net. Other, net in the first quarter of 1999 reflects the $154.6 million pre-tax gain related to the settlement of the patent infringement case discussed under "Item 8. Legal Proceedings," offset by losses from unconsolidated subsidiaries of $30.6 million attributable principally to equity investments in American Mobile Satellite Corporation and DIRECTV Japan. The first quarter 1998 amount includes losses from unconsolidated subsidiaries of $28.9 million, primarily related to American Mobile Satellite Corporation, DIRECTV Japan and SurFin.

   Income Taxes. The effective income tax rate was 33.3% in the first quarter of 1999 and 37.5% in the first quarter of 1998. The decrease in the first quarter 1999 effective tax rate compared to the same period of 1998 reflects the favorable resolution of tax contingencies related to prior years.

   Accounting Change. In 1998, we adopted American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Statement of Position 98-5 requires that all start-up costs previously capitalized be written off and recognized as a cumulative effect of accounting change, net of taxes, as of the beginning of the year of adoption. On a prospective basis, these types of costs are required to be expensed as incurred. The unfavorable cumulative effect of this accounting change was $9.2 million after-tax, or $0.02 per share of General Motors Class H common stock in the first quarter of 1998.

   Earnings. 1999 first quarter earnings increased to $78.3 million from $44.5 million in the first quarter of 1998. Basic earnings per share for the first quarter were $0.20 per share versus earnings per share of $0.11 in the first quarter of 1998.

   Backlog. The 1999 first quarter backlog of $9,673.5 million decreased from the $11,097.8 million in the first quarter of 1998. This decrease in backlog was primarily due to the fact that no new competitive geosynchronous satellite contracts were awarded to any satellite manufacturer during the first quarter of 1999.

 1998 compared to 1997

   Revenues. 1998 revenues increased 16.3% to $5,963.9 million compared with $5,128.3 million in 1997. Each of our four primary business segments contributed to the growth in revenue, including continued strong subscriber growth in the Direct-to-Home Broadcast segment, the effect of the PanAmSat merger and increased operating lease revenues for video, data and Internet-related services in the Satellite Services segment, increased sales of DIRECTV receiver equipment in the Network Systems segment and increased sales of commercial satellites in the Satellite Systems segment.

   Direct-to-Home Broadcast segment revenues for 1998 increased 42.2% to $1,816.1 million from $1,276.9 million in 1997. The large increase in revenues resulted from record U.S. subscriber growth, increased average monthly revenue per subscriber and low subscriber churn rates. Domestic DIRECTV was the biggest contributor to this growth, with revenues of $1,604.1 million for 1998, a 45.4% increase over prior year's revenues of $1,103.3 million. Our Latin American DIRECTV subsidiary, Galaxy Latin America, LLC, had revenues of $141.3 million compared with $70.0 million in 1997. Total DIRECTV subscribers as of December 31, 1998 were 4,458,000 in the United States and 484,000 in Latin America. In addition, our unconsolidated affiliate, DIRECTV Japan, which initiated its service in December 1997, had a total of 231,000 subscribers as of December 31, 1998.

   Revenues for the Satellite Services segment in 1998 increased 21.8% to $767.3 million from $629.9 million in 1997. The increase in revenues was due to the May 1997 PanAmSat merger and increased operating lease revenues from the commencement of service agreements for full-time video distribution, as well as short-term special events and an increase in data and Internet-related service agreements. The increase was partially offset by a decrease in sales and sales-type lease revenues.

   Revenues in 1998 for the Network Systems segment were $1,076.7 million compared with $1,011.3 million in 1997. The increase in revenues resulted from the growth in sales of DIRECTV receiver equipment and the increased sales of private business networks and satellite-based mobile telephony equipment offset by lower international sales of wireless telephone systems and private business networks, primarily in the Asia Pacific region.

   Satellite Systems segment revenues increased 13.6% in 1998 to $2,831.1 million from $2,491.9 million in 1997, primarily due to higher commercial satellite sales to customers such as Thuraya Satellite Telecommunications Company, PanAmSat, ICO Global Communications and Orion Asia Pacific Corporation.

   Operating Profit. Operating profit, excluding amortization of purchase accounting adjustments related to General Motors' acquisition of our company, was $270.1 million in 1998 compared with $306.4 million in 1997. Full-year 1998 operating profit margin on the same basis was 4.5% compared with 6.0% in 1997. The lower 1998 operating profit and operating profit margin resulted principally from lower sales of wireless telephone systems and private business networks in the Asia Pacific region, as well as provisions for estimated losses at Hughes Network Systems associated with uncollectible amounts due from certain wireless customers. Also contributing to the decline was goodwill amortization associated with the May 1997 PanAmSat merger and the additional May 1998 investment in PanAmSat.

   The operating loss in the Direct-to-Home Broadcast segment in 1998 was $228.1 million compared with an operating loss of $254.6 million in 1997. The full-year 1998 operating loss for domestic DIRECTV was $100.0 million compared with $137.0 million in 1997. Galaxy Latin America's operating loss was $125.8 million in 1998 versus $116.0 million in 1997. The lower operating loss for domestic DIRECTV in 1998 was principally due to increased subscriber revenues which more than offset increased sales and marketing expenditures.

   As a result of the increased revenues described above, the Satellite Services segment operating profit increased 8.6% to $321.6 million in 1998, compared with the prior year's operating profit of $296.2 million. Operating profit margin in 1998 declined to 41.9% from 47.0% in the prior year principally due to goodwill amortization associated with the PanAmSat merger, a provision for losses relating to the May 1998 failure of PanAmSat's Galaxy IV satellite and increased depreciation expense resulting from increased capital expenditures by PanAmSat.

   The Network Systems segment operating profit in 1998 was $10.9 million versus $74.1 million in 1997 and operating profit margin declined to 1.0% from 7.3% last year. The decrease in operating profit and operating profit margin was primarily due to a $26 million provision for estimated losses associated with the bankruptcy filing by a customer, provision for uncollectible amounts due from certain wireless customers and lower international sales of wireless telephone systems and private business networks, primarily in the Asia Pacific region.

   Operating profit for the Satellite Systems segment in 1998 was $246.3 million, an increase of 8.8% over $226.3 million in 1997. The increase was primarily due to the higher commercial satellite sales noted above. The operating profit margin for the year was 8.7% compared with the 9.1% margin earned in the prior year.

   Costs and Expenses. Selling, general and administrative expenses increased to $1,457.0 million in 1998 from $1,119.9 million in 1997. The increase in these expenses resulted primarily from increased marketing and subscriber acquisition costs in the Direct-to-Home Broadcast segment and increased expenditures to support the growth in the remaining business segments. The increase in depreciation and amortization expense to $433.8 million in 1998 from $296.4 million in 1997 resulted from increased goodwill amortization related to the May

1997 PanAmSat merger and the purchase of an additional 9.5% interest in PanAmSat in May 1998, and increased capital expenditures in the Direct-to-Home Broadcast and Satellite Services segments.

   Interest Income and Expense. Interest income increased to $112.3 million in 1998 compared to $33.1 million in 1997, due primarily to higher cash balances resulting from the recapitalization of our company. Interest expense decreased $73.5 million to $17.5 million in 1998 versus $91.0 million in 1997, resulting from the repayment at the end of 1997 of debt arising from the PanAmSat merger.

   Other, net. Other, net for 1998 relates primarily to losses from unconsolidated subsidiaries of $128.3 million, attributable principally to equity investments, including American Mobile Satellite Corporation and DIRECTV Japan, and a provision for estimated losses associated with bankruptcy filings by two customers. The amount for 1997 includes the $489.7 million pre-tax gain recognized in connection with the May 1997 PanAmSat merger offset by losses from unconsolidated subsidiaries of $72.2 million.

   Income Taxes. The effective income tax rate was (21.1)% in 1998 and 37.0% in 1997. The effective income tax rate in 1998 benefited from the favorable adjustment relating to an agreement with the Internal Revenue Service regarding the treatment of research and experimentation costs for the years 1983 through 1995.

   Discontinued Operations and Extraordinary Item. On December 15, 1997, Hughes Avicom International, Inc. was sold to Rockwell Collins, Inc., resulting in an after-tax gain of $62.8 million. We recorded an extraordinary after-tax charge of $20.6 million in 1997 related to the refinancing of PanAmSat's debt. For additional information see Note 6 to our financial statements included elsewhere in this registration statement.

   Accounting Changes. In 1998, we adopted American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Statement of Position 98-5 requires that all start-up costs previously capitalized be written off and recognized as a cumulative effect of accounting change, net of taxes, as of the beginning of the year of adoption. On a prospective basis, these types of costs are required to be expensed as incurred. The unfavorable cumulative effect of this accounting change at January 1, 1998 was $9.2 million after-tax, or $0.02 per share of Class H common stock.

   Earnings. 1998 earnings were $271.7 million, or $0.68 per share of Class H common stock, compared with 1997 earnings of $470.7 million, $1.18 per share of Class H common stock on a pro forma basis. 1997 earnings per share are presented on a pro forma basis assuming the recapitalized General Motors Class H common stock was outstanding for all of 1997. For further discussion see Note 13 to our financial statements included elsewhere in this registration statement.

   Backlog. The 1998 year-end backlog of $10,064.9 million decreased from the $10,337.6 million reported at the end of 1997, primarily due to a decrease in the Satellite Services segment.

 1997 compared to 1996

   Revenues. 1997 revenues increased 27.9% to $5,128.3 million compared with $4,008.7 million in 1996. The increase reflects strong subscriber growth in the Direct-to-Home Broadcast segment, increased revenues in the Satellite Services segment resulting primarily from the PanAmSat merger and increased sales on commercial satellite programs in the Satellite Systems segment.

   Direct-to-Home Broadcast segment revenues more than doubled to $1,276.9 million from $621.0 million in 1996. This increase resulted from strong subscriber growth and continued low subscriber churn rates. Domestic DIRECTV fueled this growth with revenues of $1,103.3 million, a 78.5% increase over 1996 revenues of $618.2 million. Galaxy Latin America, LLC had revenues of $70.0 million compared with $2.7 million in 1996. Total DIRECTV subscribers as of December 31, 1997 were 3,301,000 in the United States and 300,000 in Latin America. DIRECTV Japan initiated its service in December 1997.

   Revenues for the Satellite Services segment in 1997 increased 30.5% to $629.9 million from $482.8 million in 1996. The increased revenues were due to the PanAmSat merger and increased operating lease revenues for both video distribution and business communications services. PanAmSat's services were expanded in 1997 with the successful launch of two dedicated direct-to-home satellites and a new cable TV distribution satellite in Latin America, leading to an increase in total transmission capability since the May merger.

   Revenues in 1997 for the Network Systems segment were $1,011.3 million compared with $1,070.0 million in 1996. The decline was primarily due to lower domestic mobile cellular telephone equipment sales, which were partially offset by higher satellite-based mobile telephony equipment sales.

   Satellite Systems segment revenues increased 21.2% in 1997 to $2,491.9 million from $2,056.4 million in 1996, primarily due to higher commercial satellite sales within the high-powered product line of satellites and on the ICO Global Communications satellite contracts.

   Operating Profit. Operating profit for our company increased to $306.4 million in 1997 from $210.1 million in 1996. The 45.8% increase reflects reduced losses in the Direct-to-Home Broadcast segment, higher commercial satellite sales and the completion of the PanAmSat merger.

   The operating loss in the Direct-to-Home Broadcast segment in 1997 was $254.6 million compared with an operating loss of $319.8 million in 1996. The full-year 1997 operating loss for domestic DIRECTV was $137.0 million compared with $192.0 million in 1996. Galaxy Latin America's operating loss was $116.0 million in 1997 versus $131.0 million in 1996. The lower operating losses in 1997 were principally due to increased subscriber revenues which more than offset higher marketing and subscriber related expenditures.

   The Satellite Services segment operating profit was $296.2 million in 1997, an increase of 22.2% over the prior year's operating profit of $242.4 million. The increase resulted primarily from the PanAmSat merger and increased operating lease revenues for both video distribution and business communications services. Operating profit margin in 1997 declined to 47.0% from 50.2% in 1996, principally due to goodwill amortization associated with the PanAmSat merger.

   The Network Systems segment operating profit in 1997 was $74.1 million versus $107.7 million in 1996 and operating profit margin declined to 7.3% from 10.1% in 1996. These decreases were primarily the result of lower domestic mobile cellular telephone equipment sales, increased research and development expenditures and higher marketing expenditures associated with the launch of the DirecPC(R)/DirecDuo(TM) products.

   Operating profit for the Satellite Systems segment in 1997 was $226.3 million, an increase of 23.5% over $183.3 million in 1996. The increase was primarily due to the higher commercial program sales noted above. The operating profit margin for the year was 9.1% compared with 8.9% in the prior year.

   Costs and Expenses. Selling, general and administrative expenses increased to $1,119.9 million in 1997 from $788.5 million in 1996. The increase resulted principally from the PanAmSat merger, increased programming and subscriber acquisition costs in the Direct-to-Home Broadcast segment and increased research and development and marketing expenditures in the Network Systems segment. The increase in depreciation and amortization expense to $296.4 million in 1997 from $194.6 million in 1996 resulted from increased goodwill amortization related to the PanAmSat merger and additional satellite depreciation in 1997.

   Interest Income and Expense. Interest income increased $26.3 million in 1997 compared to 1996 due primarily to higher cash balances resulting from the PanAmSat merger as well as increased cash resulting from the recapitalization of our company. Interest expense increased $48.1 million in 1997 versus 1996 due to the increased borrowings resulting from the PanAmSat merger.

   Other, net. The 1997 amount included a $489.7 million pre-tax gain related to the PanAmSat merger, partially offset by losses from unconsolidated subsidiaries of $72.2 million attributable principally to equity investments in American Mobile Satellite Corporation, DIRECTV Japan and SurFin Ltd. The 1996 amount included a $120.3 million pre-tax gain recognized from the sale of 2.5% of DIRECTV to AT&T, partially offset by losses from unconsolidated subsidiaries of $42.2 million, primarily related to American Mobile Satellite Corporation.

   Income Taxes. The effective income tax rate was 37.0% in 1997 and 43.1% in 1996. The decrease in the effective income tax rate in 1997 was due primarily to an increase in research and development credits and favorable resolution of certain tax contingencies in 1997.

   Discontinued Operations and Extraordinary Item. On December 15, 1997, Hughes Avicom was sold to Rockwell Collins, Inc., resulting in an after-tax gain of $62.8 million. We recorded an extraordinary after-tax charge of $20.6 million in 1997 related to premiums paid for the refinancing of PanAmSat's debt. For additional information see Note 6 to our financial statements included elsewhere in this registration statement.

   Earnings. 1997 earnings were $470.7 million, or $1.18 per share of Class H common stock on a pro forma basis, compared with 1996 earnings of $183.5 million, or $0.46 per share of Class H common stock on a pro forma basis. Earnings per share are presented on a pro forma basis assuming the recapitalized Class H common stock was outstanding during all periods presented. For further discussion in Note 13 to our financial statements included elsewhere in this registration statement.

   Backlog. The 1997 year-end backlog of $10,337.6 million increased from the $6,780.5 million reported at the end of 1996, primarily due to the PanAmSat merger.

Liquidity and Capital Resources

 Cash and Cash Equivalents

   Cash and cash equivalents were $780.0 million at March 31, 1999 compared to $1,342.1 million at December 31, 1998. The $562.1 million decline during the quarter was due to additional capital expenditures for satellites, a payment for certain of the Tempo Satellite assets, the early buy-out of a satellite sale-leaseback at PanAmSat and general working capital requirements. Cash and cash equivalents were $1,342.1 million at December 31, 1998 compared to $2,783.8 million at December 31, 1997. This decrease in cash resulted primarily from the purchase of an additional 9.5% interest in PanAmSat, expenditures for PanAmSat and DIRECTV satellites, other equity investments and cash paid to General Motors for a post-closing price adjustment related to the transfer of Delco Electronics Corporation as part of the 1997 restructuring transactions, offset in part by proceeds from insurance claims related to the loss of the Galaxy IV and Galaxy X satellites.

   Cash provided by operating activities for the first quarter of 1999 was $6.5 million, compared to cash used by operating activities of $38.7 million in the first quarter of 1998. This change was due primarily to the increase in net income during the 1999 first quarter versus the same period in 1998. Cash provided by continuing operations was $875.2 million in 1998, compared to $10.5 million in 1997 and $367.4 million in 1996. The change in 1998 from 1997 resulted primarily from increased revenues and a decrease in working capital, while the change in 1997 from 1996 resulted primarily from an increase in working capital.

   Net cash used in investing activities was $660.7 million for the three months ended March 31, 1999 and $395.6 million for the same period in 1998. The substantial increase in the first quarter of 1999 compared to the first quarter of 1998 resulted from increased investments in companies, net of cash acquired, which included the acquisition of the Tempo Satellite assets (see "-- Acquisitions and Divestitures") and the early buy-out of a satellite sale-leaseback at PanAmSat. Net cash used in investing activities was $2,253.3 million in 1998, $2,231.5 million in 1997 and $80.5 million in 1996. The increase in 1998 investing activities reflects the purchase of an additional 9.5% interest in PanAmSat, the early buy-out of satellite sale-leasebacks at PanAmSat and an increase in expenditures for satellites compared to 1997, offset in part by proceeds from insurance claims related to the loss of the Galaxy IV and Galaxy X satellites. The increase in 1997 investing activities reflects the repurchase of AT&T's 2.5% equity interest in DIRECTV, the PanAmSat merger, and an increase in satellites and equity investments compared to 1996, offset by proceeds received from the sale of Hughes Avicom and the sale of investments.

   Net cash provided by financing activities was $92.1 million for the first quarter of 1999, compared with $150.0 million for the first quarter of 1998. The 1999 first quarter financing activities reflect lower net borrowings compared to the first quarter of 1998. Net cash used in financing activities was $63.6 million in 1998, compared with net cash provided by financing activities of $5,014.0 million in 1997 and net cash used in financing activities of $279.8 million in 1996. 1998 financing activities include the payment to General Motors for the Delco post-closing price adjustment, offset in part by net long-term borrowings. 1997 financing activities reflect the impact of the PanAmSat merger, the recapitalization of Hughes and cash contributions from former Hughes, while the 1996 amount consisted of cash distributions to former Hughes.

 Liquidity Measurement

   As a measure of liquidity, the current ratio, which is the ratio of current assets to current liabilities, at March 31, 1999 and December 31, 1998 was 1.69 and 1.91, respectively. Working capital decreased by $518.4 million to $1,318.5 million at March 31, 1999 from $1,836.9 million at December 31, 1998. The current ratio at December 31, 1998 and 1997 was 1.91 and 3.29, respectively. Working capital decreased by $1,486.4 million to $1,836.9 million at December 31, 1998 from $3,323.3 million at December 31, 1997. The change in working capital resulted principally from the decrease in cash discussed above.

 Property and Satellites

   Property, net of accumulated depreciation, increased $169.5 million to $1,059.2 million in 1998 from $889.7 million in 1997. Satellites, net of accumulated depreciation, increased $554.1 million to $3,197.5 million in 1998 from $2,643.4 million in 1997. The increase in property and satellites resulted primarily from the construction of an additional broadcast center and increased capital expenditures for satellites. Capital expenditures, including expenditures related to satellites, increased to $1,428.5 million in 1998 from $826.6 million in 1997. The increase reflects additions to property and equipment to support revenue growth at our various businesses, as well as additional satellites to support future operations, the replacement of certain satellites, including Galaxy X, and to provide spare satellites as part of our satellite sparing strategy.

 Dividend Policy and Use of Cash

   As discussed in Note 13 to our financial statements included elsewhere in this registration statement, since the completion of the recapitalization of our company in late 1997, the General Motors board has not paid, and does not currently intend to pay in the foreseeable future, cash dividends on its Class H common stock. Similarly, since such time, we have not paid dividends to General Motors and do not currently intend to do so in the foreseeable future. Future Hughes earnings, if any, are expected to be retained for the development of our businesses. Expected cash requirements for the second half of 1999 relate to capital expenditures for property and equipment and expenditures for additional satellites of approximately $1.0 billion, the early buy-out of satellite sale-leasebacks, the funding of business acquisitions, including the acquisitions discussed below, and additional equity investments. These cash requirements are expected to be funded from the $1.5 billion investment by AOL in June and a combination of existing cash balances, amounts available under existing credit facilities, additional borrowings and equity offerings, as needed. Also, although we may be required to make a cash payment to or receive a cash payment from Raytheon Company, the amount of a cash payment to or from Raytheon, if any, is not determinable at this time. See further discussion in
Note 18 to our financial statements included elsewhere in this registration statement and in "Item 1. Business--Other Business Risks--Disputes With Raytheon Company Regarding Former Defense Operations Could Result in a Material Payment from Us to Raytheon Company."

 Debt and Credit Facilities

   At March 31, 1999 and December 31, 1998, our 59.1% owned subsidiary, SurFin, had a total of $170.1 million and $155.9 million, respectively, outstanding under two separate $150.0 million unsecured revolving credit facilities. Borrowings under these credit facilities bear interest at the Eurodollar rate plus 0.15%, and are subject to a facility fee of 0.10% per annum. These facilities were replaced in June 1999 with a single $400.0 million unsecured revolving credit facility.

   In January 1998, PanAmSat issued five, seven, ten and thirty-year notes totaling $750.0 million. The proceeds received were used by PanAmSat to repay a revolving credit facility of $500.0 million and bridge loan of $100.0 million. The outstanding principal balances and interest rates for the five, seven, ten and thirty-year notes as of March 31, 1999 and December 31, 1998 were $200.0 million at 6.00%, $275.0 million at 6.13%, $150.0 million at 6.38% and $125.0 million at 6.88%, respectively. Principal on the notes is payable at maturity, while interest is payable semiannually.

   PanAmSat maintains a $500.0 million multi-year revolving credit facility and a $500.0 million commercial paper program. The multi-year revolving credit facility provides for a commitment through December 24, 2002, subject to a facility fee of 0.10% per annum. Borrowings bear interest at a rate which approximates LIBOR plus 0.30%. Borrowings under the credit facility and commercial paper program are limited to $500.0 million in the aggregate and are expected to be used to fund PanAmSat's satellite expansion program. No amounts were outstanding under the credit facility at March 31, 1999. At March 31, 1999, $85.0 million was outstanding under the commercial paper program. No amounts were outstanding under either agreement at December 31, 1998.

   At March 31, 1999 and December 31, 1998, other long-term debt of $21.6 million and $28.9 million, respectively, was outstanding. Other long-term debt consisted of notes bearing fixed rates of interest of 9.61% to 11.11%. Principal is payable at maturity in April 2007 while interest is payable semi-annually.

   We have $1.0 billion of unused credit available under two unsecured revolving credit facilities, consisting of a $750.0 million multi-year facility and a $250.0 million 364-day facility. The multi-year credit facility provides for a commitment of $750.0 million through December 5, 2002, subject to a facility fee of 0.07% per annum. Borrowings bear interest at a rate which approximates the London Interbank Offered Rate, or LIBOR, plus 0.155%. The 364-day credit facility provides for a commitment of $250.0 million through December 1, 1999, subject to a facility fee of 0.05% per annum. Borrowings bear interest at a rate which approximates LIBOR plus 0.25%, with an additional 0.125% utilization fee when borrowings exceed 50% of the commitment. No amounts were outstanding under either facility at March 31, 1999 and December 31, 1998. These facilities provide back-up capacity for our $1.0 billion commercial paper program. No amounts were outstanding under the commercial paper program at March 31, 1999 and December 31, 1998.

   In order to fund the purchase price of PRIMESTAR, on April 28, 1999, we borrowed $500.0 million under loans maturing on April 17, 2000. The loans were repaid in June 1999 with a portion of the proceeds received from General Motors as part of the AOL transaction.

   We have filed a shelf registration statement with the Securities and Exchange Commission with respect to the issuance of up to $2 billion of debt securities from time to time. We expect to issue up to $1 billion of these securities in the third quarter of 1999. The proceeds from the debt issuances will be used to repay commercial paper borrowings incurred for the purchase of the Tempo Satellite assets, the acquisition of U.S. Satellite Broadcasting Company and to fund our short-term working capital requirements.

Acquisitions and Divestitures

   On May 20, 1999, we acquired by merger all of the outstanding capital stock of U.S. Satellite Broadcasting Company, a provider of subscription television via the digital broadcasting system that it shares with DIRECTV. The total consideration of approximately $1.6 billion paid in July 1999, consisted of approximately $0.4 billion in cash and 22,596,859 shares of Class H common stock. We will account for the U.S. Satellite Broadcasting Company acquisition using the purchase method of accounting.

   On July 28, 1999, Galaxy Latin America, our 70% owned subsidiary, acquired 77.8% of Galaxy Brasil, Ltda., the exclusive distributor of DIRECTV services in Brazil, from Tevecap S.A. for approximately $89.0 million plus the assumption of debt. In connection with the transaction, Tevecap sold its 10% equity interest in Galaxy Latin America to our company and Cisneros Group, the remaining Galaxy Latin America partners. Our share of the purchase amounted to approximately $101.1 million and increased our ownership of Galaxy Latin America to 77.8%.

   On January 22, 1999, we agreed to acquire PRIMESTAR's 2.3 million subscriber medium-power direct-to-home satellite business and the high-power satellite assets and direct-broadcast satellite orbital frequencies of Tempo Satellite, a wholly-owned subsidiary of TCI Satellite Entertainment, Inc. The transactions will be accounted for using the purchase method of accounting. On April 28, 1999, we completed the acquisition of PRIMESTAR's direct-to-home broadcast satellite business. The purchase price consisted of $1.1 billion in cash and 4,871,448 shares of Class H common stock, for a total purchase price of $1.33 billion, based on the average market price of $47.87 per share of Class H common stock at the time the acquisition agreement was signed. On June 3, 1999, we completed the acquisition of the high-power satellite assets and direct-broadcast satellite orbital frequencies of Tempo Satellite. The purchase price for the Tempo Satellite assets consisted of $500.0 million in cash, $150.0 million of which was paid on March 10, 1999 for a satellite that has not yet been launched, and the remaining $350.0 million of which was paid on June 3, 1999 for an in-orbit satellite and 11 related satellite orbital frequencies.

   In February 1999, we acquired an additional ownership interest in Grupo Galaxy Mexicana, S.A. de C.V., a Galaxy Latin American local operating company which is the exclusive distributor of DIRECTV service in Mexico, from Grupo MVS, S.A. de C.V. Our equity ownership represents 49.0% of the voting equity and all of the non-voting equity of Grupo Galaxy Mexicana. The Grupo Galaxy Mexicana transaction was accounted for using the purchase method of accounting. The increased ownership resulted in Grupo Galaxy Mexicana's consolidation since the date of acquisition. As part of the transaction, in October 1998 we acquired from Grupo MVS an additional 10.0% interest in Galaxy Latin America, increasing our ownership interest to 70.0%, as well as an additional 19.8% interest in SurFin, a company providing financing of subscriber receiver equipment for certain local operating companies located in Latin America and Mexico, increasing our ownership percentage from 39.3% to 59.1%. The Galaxy Latin America and SurFin transactions were accounted for using the purchase method of accounting. The increased ownership in SurFin resulted in its consolidation since the date of acquisition. The aggregate purchase price for the transactions was $197.0 million in cash.

   In May 1998, we purchased an additional 9.5% interest in PanAmSat for $851.4 million in cash, increasing our ownership interest in PanAmSat from 71.5% to 81.0%.

   In May 1997, Hughes and PanAmSat completed the merger of their respective satellite service operations into a new publicly-held company, which retained the name PanAmSat Corporation. We contributed our Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. Existing PanAmSat stockholders received a 28.5% interest in the new company and $1.5 billion in cash. Such cash consideration and other funds required to consummate the merger were funded by new debt financing totaling $1,725.0 million borrowed from General Motors, which was subsequently repaid in December 1997.

   On December 15, 1997, we sold substantially all of the assets and liabilities of the Hughes Avicom business to Rockwell Collins, Inc. for cash, which resulted in an after-tax gain of $62.8 million. Hughes Avicom is treated as a discontinued operation for all periods presented.

   In March 1996, we sold a 2.5% equity interest in DIRECTV to AT&T for $137.5 million, with options to increase AT&T's ownership interest under certain conditions. The sale resulted in a $120.3 million pre-tax gain, which was included in other income. In December 1997, we repurchased from AT&T the 2.5% equity interest in DIRECTV for $161.8 million, ending AT&T's marketing agreement to distribute the DIRECTV(R) direct-broadcast satellite television service and DIRECTV(TM) receiver equipment and its options to increase its ownership in DIRECTV.

Accounting Standards

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires all derivatives to be recorded as either assets or liabilities and the instruments to be measured at fair value. Gains or losses resulting from changes in the values of those derivatives are to be recognized immediately or deferred depending on the use of the derivative and whether or not it qualifies as a hedge. We plan to adopt this statement by January 1, 2001, as required. We are currently assessing the impact of this statement on our results of operations and financial position.

Year 2000

   Many computer technologies made or used by us throughout our business have the potential for operational problems if they lack the ability to handle the transition to the Year 2000. Computer technologies include both information technology in the form of hardware and software, as well as non-information technology which includes embedded technology such as microprocessors.

   Because of the potential disruption that this issue could cause to our business operations and our customers, we initiated a comprehensive, company-wide, Year 2000 program in 1996 to identify and remediate potential Year 2000 problems. The Year 2000 program addresses both information technology and non-information technology systems related to internal systems and our products and services.

   Our Year 2000 program is being implemented in seven phases, some of which are being conducted concurrently:

     (1) Awareness--establish project teams made up of project leaders from each of our operating companies, assign responsibilities and establish awareness of Year 2000 issues. The awareness phase has been completed.

     (2) Inventory--identify all systems within our company, determine if they are critical and identify responsible personnel for compliance. The inventory phase has been completed. Many of our systems are already Year 2000 compliant, or had already been scheduled for replacement as part of our ongoing systems plans.

     (3) Assessment--categorize all systems and determine activities that are required to achieve compliance, including contacting and assessing the Year 2000 readiness of material third party vendors and suppliers of hardware and software. The assessment phase is substantially complete. All critical systems have been identified in this phase and are the primary focus of the project teams. Critical systems identified requiring remediation include satellite control and communication software, broadcast systems, systems utilized in customer service/billing, engineering and manufacturing operations. We have also identified the need to upgrade network control software for customers who have maintenance agreements with us. Our in-orbit satellites do not have date-dependent processing.

     (4) Remediation--modify, repair or replace categorized systems. Remediation has begun on many systems and is targeted for completion by the end of the second quarter of 1999, with the exception of satellite control software, which is expected to be completed early in the fourth quarter of 1999. The remediation tasks for the satellite control software and ground stations delivered by us are being coordinated with Raytheon, the supplier.

     (5) Testing--test remediated systems to assure normal function when placed in their original operating environment and further test for Year 2000 compliance. Overall testing is completed at approximately the same time as remediation due to the overlap of the remediation and testing phases. Testing is currently underway and is expected to be a primary focus of the project teams over the next several quarters. We expect to complete this phase shortly after the remediation phase, with ongoing review and follow-up.

     (6) Implementation--once a remediated system and its interfaces have been successfully tested, the system will be put into its operating environment. A number of remediated systems have already been put back into operations. The remaining remediated systems will be put into operations during 1999.

     (7) Contingency Planning--development and execution of plans that narrow the focus on specific areas of significant concern and concentrate resources to address them. All Year 2000 critical systems are expected to be Year 2000 compliant by the end of 1999. However, we are in the process of developing contingency plans to address the risk of any system not being Year 2000 compliant and expect to complete such plans in the third quarter of 1999. We currently believe that the most reasonably likely worst case scenario is a temporary loss of functionality in satellite control and communication software. The loss of real-time satellite control software functionality would be addressed through the use of back-dated processors or through manual procedures but could result in slightly higher operating costs until the Year 2000 problems are corrected.

   We are utilizing both internal and external resources for the remediation and testing of our systems that are undergoing Year 2000 modification. Our Year 2000 program is generally on schedule with the exception of the satellite control software which is expected to be completed early in the fourth quarter of 1999. We have incurred and expensed approximately $4.0 million during the first quarter of 1999 and approximately $7.0 million during 1998 related to the assessment of, and ongoing efforts in connection with, our Year 2000 program. Future spending for system remediation and testing is currently estimated to be from $13 million to $17 million, with the majority of the expense expected to be incurred by mid-1999. Each of our operating companies is funding its respective Year 2000 efforts with current and future operating cash flows.

   We have mailed Year 2000 verification request letters to our suppliers and other third parties and are coordinating efforts to assess and reduce the risk that our operations could be adversely affected by the failure of these third parties to adequately address the Year 2000 issue. A high percentage of the third parties have replied and a large number of our third parties' systems are Year 2000 compliant or are expected to be Year 2000 compliant in a timely manner. For those third party systems that are not yet Year 2000 compliant, we will continue to identify action plans or alternatives to meet our requirements.

   In view of the foregoing, we do not currently anticipate that we will experience a significant disruption of our business as a result of the Year 2000 issue. However, there is still uncertainty about the broader scope of the Year 2000 issue as it may affect us and third parties that are critical to our operations. For example, lack of readiness by electrical and water utilities, financial institutions, governmental agencies or other providers of general infrastructure could pose significant impediments to our ability to carry on our normal operations. If the modifications and conversions required to make us Year 2000 ready are not made or are not completed on a timely basis and in the event that we are unable to implement adequate contingency plans in the event that problems are encountered internally or externally by third parties, the resulting problems could have a material adverse effect on our results of operations and financial condition.

Security Ratings

   In March 1999, Standard and Poor's Rating Services lowered the long-term debt rating of our company from A- to BBB. The Standard and Poor's BBB credit rating indicates the issuer has adequate capacity to pay interest and repay principal. Additionally, Standard and Poor's affirmed its A-2 rating on Hughes' commercial paper. The A-2 commercial paper rating is the third highest category available and indicates a strong degree of safety regarding timely payment. Standard and Poor's ratings outlook for our company remains developing.

   In April 1999, Moody's Investors Service lowered the long-term credit rating of our company from Baa1 to Baa2. The Baa2 rating for senior debt indicates medium-grade obligations with adequate likelihood of interest and principal payment and principal security. Moody's ratings for our commercial paper remained unchanged at P-2. The rating is the second highest rating available and indicates that the issuer has a strong ability for repayment relative to other issuers. Moody's ratings outlook for our long-term and short-term debt is stable.

   Debt ratings by the various rating agencies reflect each agency's opinion of the ability of issuers to repay debt obligations punctually. The lowered ratings reflect increased financial leverage at our company resulting from a significant acceleration of our growth initiatives, including the recent PRIMESTAR/Tempo and U.S. Satellite Broadcasting Company transactions, PanAmSat's satellite deployment and restoration plan, and the investment in Spaceway. Lower ratings generally result in higher borrowing costs. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Market Risk Disclosure

   The following discussion and the estimated amounts generated from the sensitivity analyses referred to below include forward-looking statements of market risk which assume for analytical purposes that certain adverse market conditions may occur. Actual future market conditions may differ materially from such assumptions because the amounts noted below are the result of analyses used for the purpose of assessing possible risks and the mitigation thereof. Accordingly, the forward-looking statements should not be considered projections by us of future events or losses.

 General

   Our cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates, interest rates and changes in the market value of our equity investments. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives.

 Foreign Currency Risk

   We generally conduct our business in U.S. dollars with a small amount of business conducted in a variety of foreign currencies and therefore are exposed to fluctuations in foreign currency exchange rates. Our objective in managing the exposure to foreign currency changes is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations to allow us to focus our attention on our core business issues and challenges. Accordingly, we primarily enter into foreign exchange-forward contracts to protect the value of our existing assets, liabilities and firm commitments. Foreign exchange-forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1998, the impact of a hypothetical 10% adverse change in exchange rates on the fair values of foreign exchange-forward contracts and foreign currency denominated assets and liabilities would not be significant.

 Investments

   We maintain investments in publicly-traded common stock of unaffiliated companies and are therefore subject to equity price risk. These investments are classified as available-for-sale and, consequently, are reflected in the balance sheet at fair value with unrealized gains or losses, net of tax, recorded as part of accumulated other comprehensive income (loss), a separate component of owner's equity. At December 31,

1998, the fair value of the investments in such common stock was $8.0 million. The investments were valued at the market closing price at December 31, 1998. We have not taken any actions to hedge this market risk exposure. A 20% decline in the market price of both investments would cause the fair value of the investments in common stock to decrease by $1.6 million.

 Interest Rate Risk

   We are subject to interest rate risk related to our $934.8 million of debt outstanding at December 31, 1998. Debt, which is classified as held-to-maturity, consisted of PanAmSat's fixed-rate borrowings of $750.0 million, SurFin's variable rate borrowings of $155.9 million and Hughes' fixed-rate borrowings of $28.9 million. We are subject to fluctuating interest rates which may adversely impact our results of operations and cash flows for our variable rate bank borrowings. Fluctuations in interest rates may also adversely affect the market value of our fixed-rate borrowings. At December 31, 1998, outstanding borrowings bore interest at rates ranging from 5.55% to 11.11%. The potential fair value loss resulting from a hypothetical 10% decrease in interest rates related to our outstanding debt would be approximately $32.5 million.

   In connection with debt refinancing activities by PanAmSat in 1997, PanAmSat entered into certain U.S. Treasury rate lock contracts to reduce its exposure to fluctuations in interest rates. The aggregate notional value of these contracts was $375.0 million and these contracts were accounted for as hedges. The cost to settle these instruments in 1998 was $9.1 million and is being amortized to interest expense over the term of the related debt securities.

 Credit Risk

   We are exposed to credit risk in the event of non-performance by the counterparties to our foreign exchange-forward contracts. While we believe this risk is remote, credit risk is managed through the periodic monitoring and approval of financially sound counterparties.

          UNAUDITED PRO FORMA COMBINED CONDENSEDFINANCIAL INFORMATION

   The following unaudited pro forma combined condensed financial statements have been derived from the historical consolidated financial statements of Hughes Electronics Corporation, U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment, the parent company of Tempo Satellite, to give effect to:

     .  the merger of our company with U.S. Satellite Broadcasting
        Company;

     . our acquisition of PRIMESTAR's direct broadcast satellite medium-power business and related high-power satellite assets of Tempo Satellite; and

     .  the proceeds from the issuance of Hughes Series A Preferred Stock.

   The unaudited pro forma combined condensed statements of income (loss) from continuing operations reflect adjustments as if these transactions had each taken place on January 1, 1998 and 1999. The unaudited pro forma combined condensed balance sheet reflects adjustments as if these transactions had each occurred on March 31, 1999. The pro forma adjustments described in the accompanying notes are based on preliminary estimates and various assumptions that we believe are reasonable in the circumstances.

   The unaudited pro forma combined condensed statements of income (loss) from continuing operations do not give effect to any cost savings that may be realized from the PRIMESTAR/Tempo Satellite acquisition and the merger with U.S. Satellite Broadcasting Company, which savings relate primarily to the reduction of duplicative operating, general and administrative expenses.

   The U.S. Satellite Broadcasting Company Merger and the PRIMESTAR/Tempo Acquisition have been accounted for as purchases. Under the purchase method of accounting, the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values. The adjustments included in the unaudited pro forma combined condensed financial statements reflect a preliminary allocation of the purchase price for those transactions based upon information currently available. Adjustments relating to tangible assets (i.e. satellites, equipment located on customer premises, etc.), intangible assets (i.e. licenses granted by the Federal Communications Commission, customer lists, dealer network, etc.), and accrued liabilities for programming contracts and leases with above-market rates are estimates pending the completion of independent appraisals currently in process. Additionally, the adjustment to recognize the benefit of net operating loss carryforwards of U.S. Satellite Broadcasting Company represents a preliminary estimate pending further review and analysis by the management of Hughes. These appraisals, valuations and studies are expected to be completed by December 31, 1999. Accordingly, the final purchase price allocations may be different from the amounts reflected herein.

   The unaudited pro forma combined condensed financial statements should be read in conjunction with the financial statements of Hughes Electronics Corporation, U.S. Satellite Broadcasting Company, PRIMESTAR, which, following our acquisition of its direct broadcast satellite medium-power business, changed its name to Phoenixstar, Inc., and TCI Satellite Entertainment, including the respective notes thereto, which are located in this registration statement, each as of and for the periods ended March 31, 1999 and December 31, 1998.

                                     HUGHES

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                              As of March 31, 1999

                                               U.S.
                                            Satellite                             Primestar/
                               Historical  Broadcasting                              Tempo
                                  U.S.      Merger Pro     Pro                    Acquisition      Pro    Series A        Pro
                   Historical  Satellite      Forma       Forma     Historical     Pro Forma      Forma   Preferred      Forma
                     Hughes   Broadcasting Adjustments   Combined Primestar/Tempo Adjustments    Combined   Stock       Combined
                   ---------- ------------ ------------  -------- --------------- -----------    -------- ---------     --------
                                                           (Dollars in millions)
ASSETS
Current Assets
 Cash and cash
  equivalents....   $   780       $ 68        $ (358)(a) $   490      $  171        $ 1,063 (l)  $   147   $(1,063)(aa) $   569
                                                                                     (1,577)(m)              1,485 (bb)
 Accounts and
  notes
  receivable,
  net............       849         58            (1)(a)     888          93                         981                    981
                                                 (18)(b)
 Contracts in
  process (less
  advances and
  progress
  payments)......       713                                  713                                     713                    713
 Other current
  assets.........       875          7            38 (a)     920           5             48 (m)      973                    973
                    -------       ----        ------     -------      ------        -------      -------   -------      -------
Total Current
 Assets..........     3,217        133          (339)      3,011         269           (466)       2,814       422        3,236
Satellites, net..     3,581                       35 (c)   3,616         239             (7)(m)    3,848                  3,848
Property, net....     1,061         55           (17)(a)   1,064       1,150         (1,032)(m)    1,182                  1,182
                                                 (35)(c)
Intangible
 assets, net.....     3,733                    2,007 (a)   5,740         375          1,400 (m)    7,515                  7,515
Investments and
 other assets....     1,820          3           (3) (a)   1,786          32            (27) (m)   1,791                  1,791
                                                 (34)(b)
                    -------       ----        ------     -------      ------        -------      -------   -------      -------
Total Assets.....   $13,412       $191        $1,614     $15,217      $2,065        $  (132)     $17,150   $   422      $17,572
                    =======       ====        ======     =======      ======        =======      =======   =======      =======
LIABILITIES AND
 STOCKHOLDER'S
 EQUITY
Current
 Liabilities
 Accounts
  payable........   $   710       $ 75        $   (6)(a) $   779      $  231                     $ 1,010                $ 1,010
 Current portion
  of long-term
  debt...........       170                                  170         575        $  (575)(m)    1,233   $(1,063)(aa)     170
                                                                                      1,063 (l)
 Other current
  liabilities....     1,018         92            98 (a)   1,190         237            110 (m)    1,537                  1,537
                                                 (18)(b)
                    -------       ----        ------     -------      ------        -------      -------   -------      -------
Total Current
 Liabilities.....     1,898        167            74       2,139       1,043            598        3,780    (1,063)       2,717
Long-term debt...       857                                  857       1,286         (1,286)(m)      857                    857
Other liabilities
 and deferred
 credits.........     1,068         87           502 (a)   1,623          38             66(m)     1,727                  1,727
                                                (34) (b)
Deferred income
 taxes...........       652                    (250) (a)     402          67           (112)(m)      357                    357
Minority
 interests.......       486                                  486                                     486                    486
Stockholder's
 Equity..........     8,451        (63)        1,322 (a)   9,710        (369)           602 (m)    9,943     1,485 (bb)  11,428
                    -------       ----        ------     -------      ------        -------      -------   -------      -------
Total Liabilities
 and
 Stockholder's
 Equity..........   $13,412       $191        $1,614     $15,217      $2,065        $  (132)     $17,150   $   422      $17,572
                    =======       ====        ======     =======      ======        =======      =======   =======      =======

The accompanying notes are an integral part of the unaudited pro forma combined condensed financial statements.

                                     HUGHES

                     UNAUDITED PRO FORMA COMBINED CONDENSED

             STATEMENT OF INCOME (LOSS) FROM CONTINUING OPERATIONS

                      For the Quarter Ended March 31, 1999

                                                     U.S.
                                                  Satellite                       Primestar/
                                     Historical  Broadcasting                        Tempo
                                        U.S.      Merger Pro    Pro    Historical Acquisition    Pro    Series A       Pro
                         Historical  Satellite      Forma      Forma   Primestar/  Pro Forma    Forma   Preferred     Forma
                           Hughes   Broadcasting Adjustments  Combined   Tempo    Adjustments  Combined   Stock      Combined
                         ---------- ------------ ------------ -------- ---------- -----------  -------- ---------    --------
                                                 (Dollars in millions, except per share amounts)
Revenues
 Product sales.........    $  716                              $  716                           $  716                $  716
 Direct broadcast,
  leasing and other
  services.............       736       $164         $ (4)(b)     896    $ 394                   1,290                 1,290
                           ------       ----         ----      ------    -----                  ------                ------
 Total Revenues........     1,452        164           (4)      1,612      394                   2,006                 2,006
                           ------       ----         ----      ------    -----                  ------                ------
Operating Costs and
 Expenses
 Cost of products
  sold.................       669                                 669                              669                   669
 Broadcast programming
  and other costs......       292         97           22 (c)     386      203        $24 (n)      605                   605
                                                      (25)(e)                          (8)(p)
 Selling, general, and
  administrative
  expenses.............       405         72           (4)(b)     451      105        (24)(n)      532                   532
                                                      (22)(c)
 Depreciation and
  amortization.........       128          5           13 (g)     145      139         (6)(q)      178                   178
                                                       (1)(h)                           5 (r)
                                                                                     (105)(s)
                           ------       ----         ----      ------    -----       ----       ------                ------
 Total operating costs
  and expenses.........     1,494        174          (17)      1,651      447       (114)       1,984                 1,984
                           ------       ----         ----      ------    -----       ----       ------                ------
Operating (Loss)
 Profit................       (42)       (10)          13         (39)     (53)       114           22                    22
Interest income
 (expense), net........         7          1          (19)(e)     (15)     (42)       (14)(t)      (33)   $ 14 (cc)      (19)
                                                       (4)(i)                          42 (u)
                                                                                       (4)(v)
Other net..............       137                                 137      (84)        84 (w)      137                   137
                           ------       ----         ----      ------    -----       ----       ------    ----        ------
Income (Loss) from
 Continuing Operations
 Before Income Taxes
 and Minority
 Interests.............       102         (9)         (10)         83     (179)       222          126      14           140
Income tax (expense)
 benefit...............       (36)                      3 (j)     (33)       8         (8)(x)      (50)     (6)(dd)      (56)
                                                                                      (17)(y)
Minority interests in
 net losses of
 subsidiaries..........         7                                   7                                7                     7
                           ------       ----         ----      ------    -----       ----       ------    ----        ------
Income (Loss) from
 Continuing
 Operations............        73         (9)          (7)         57     (171)       197           83       8            91
Adjustments to exclude
 the effect of GM
 purchase accounting
 related to Hughes
 Aircraft Company......         5                                   5                                5                     5
Preferred Dividends....                                                                                    (23)(ee)      (23)
                           ------       ----         ----      ------    -----       ----       ------    ----        ------
 Earnings (Loss) Used
  for Computation of
  Available Separate
  Consolidated Income
  from Continuing
  Operations...........    $   78       $ (9)        $ (7)     $   62    $(171)      $197       $   88    $(15)       $   73
                           ======       ====         ====      ======    =====       ====       ======    ====        ======
Available Separate
 Consolidated Income
 from Continuing
 Operations
 Average number of
  shares of GM Class H
  Common Stock
  outstanding (in
  millions)
  (numerator)..........     106.3                    22.6 (k)   128.9                 4.9 (z)    133.8                 133.8
 Class H dividend base
  (in millions)
  (denominator)(1).....     400.2                    22.6 (k)   422.8                 4.9 (z)    427.7                 427.7
 Available Separate
  Consolidated Income
  from Continuing
  Operations...........    $   21                              $   19                           $   28                $   23
Basic Earnings Per
 Share from Continuing
 Operations............    $ 0.20                              $ 0.15                           $ 0.21                $ 0.17
                           ======                              ======                           ======                ======
Diluted Earnings Per
 Share from Continuing
 Operations............    $ 0.19                              $ 0.15                           $ 0.21                $ 0.17
                           ======                              ======                           ======                ======

-------
(1) See discussion of Class H Dividend Base in the Notes to the Hughes Electronics Corporation Financial Statements.

The accompanying notes are an integral part of the unaudited pro forma combined condensed financial statements.

                                     HUGHES

                     UNAUDITED PRO FORMA COMBINED CONDENSED

             STATEMENT OF INCOME (LOSS) FROM CONTINUING OPERATIONS

                      For the Year Ended December 31, 1998

                                                     U.S.
                                                  Satellite                       Primestar/
                                     Historical  Broadcasting                        Tempo
                                        U.S.      Merger Pro    Pro    Historical Acquisition      Pro    Series A       Pro
                         Historical  Satellite      Forma      Forma   Primestar/  Pro Forma      Forma   Preferred     Forma
                           Hughes   Broadcasting Adjustments  Combined   Tempo    Adjustments    Combined   Stock      Combined
                         ---------- ------------ ------------ -------- ---------- -----------    -------- ---------    --------
                                                 (Dollars in millions, except per share amounts)
Revenues
 Product sales.........    $3,360                              $3,360                             $3,360                $3,360
 Direct broadcast,
  leasing and other
  services.............     2,604       $551         $ (3)(b)   3,152   $ 1,290                    4,442                 4,442
                           ------       ----         ----      ------   -------                   ------                ------
 Total Revenues........     5,964        551           (3)      6,512     1,290                    7,802                 7,802
                           ------       ----         ----      ------   -------                   ------                ------
Operating Costs and
 Expenses
 Cost of products
  sold.................     2,627                               2,627                              2,627                 2,627
 Broadcast programming
  and other costs......     1,176        328           75 (c)   1,491       655     $   85 (n)     2,204                 2,204
                                                      (88)(e)                          (27)(p)
 Selling, general, and
  administrative
  expenses.............     1,457        267           (3)(b)   1,623       486        (85)(n)     2,024                 2,024
                                                      (75)(c)
                                                       (1)(d)
                                                      (22)(f)
 Impairment of long-
  lived assets.........                                                     950       (950)(o)
 Depreciation and
  amortization.........       455         17           52 (g)     522       543        (28) (q)      649                   649
                                                       (2)(h)                           19 (r)
                                                                                      (407)(s)
                           ------       ----         ----      ------   -------     ------        ------                ------
 Total operating costs
  and expenses.........     5,715        612         (64)       6,263     2,634     (1,393)        7,504                 7,504
                           ------       ----         ----      ------   -------     ------        ------                ------
Operating Profit
 (Loss)................       249        (61)          61         249    (1,344)     1,393           298                   298
Interest income
 (expense), net........        95          4          (62)(e)      19      (146)       (57)(t)       (57)   $ 57 (cc)
                                                      (18)(i)                          146 (u)
                                                                                       (17)(v)
                                                                                        (2)(p)
Other, net.............      (153)                               (153)       (8)                    (161)                 (161)
                           ------       ----         ----      ------   -------     ------        ------    ----        ------
Income (Loss) from
 Continuing Operations
 Before Income Taxes
 and Minority
 Interests.............       191        (57)         (19)        115    (1,498)     1,463            80      57           137
Income tax benefit
 (expense).............        45                      10 (j)      55       148       (148)(x)        69     (23)(dd)       46
                                                                                        14 (y)
Minority interests in
 net losses of
 subsidiaries..........        24                                  24                                 24                    24
                           ------       ----         ----      ------   -------     ------        ------    ----        ------
Income (Loss) from
 Continuing Operations
 Before Cumulative
 Effect of Accounting
 Change................       260        (57)          (9)        194    (1,350)     1,329           173      34           207
Adjustments to exclude
 the effect of GM
 purchase accounting
 related to Hughes
 Aircraft Company......        21                                  21                                 21                    21
Preferred Dividends....                                                                                      (94)(ee)      (94)
                           ------       ----         ----      ------   -------     ------        ------    ----        ------
Earnings (Loss) Used
 for Computation of
 Available Separate
 Consolidated Income
 from Continuing
 Operations Before
 Cumulative Effect of
 Accounting Change.....    $  281       $(57)        $ (9)     $  215   $(1,350)    $1,329        $  194    $(60)       $  134
                           ======       ====         ====      ======   =======     ======        ======    ====        ======
Available Separate
 Consolidated Income
 from Continuing
 Operations Before
 Cumulative Effect of
 Accounting Change:
 Average number of
  shares of GM Class H
  Common Stock
  outstanding (in
  millions)
  (numerator)..........     105.3                    22.6 (k)   127.9                  4.9 (z)     132.8                 132.8
 Class H dividend base
  (in millions)
  (denominator)(1).....     399.9                    22.6 (k)   422.5                  4.9 (z)     427.4                 427.4
 Available Separate
  Consolidated Income
  from Continuing
  Operations Before
  Cumulative Effect of
  Accounting Change....    $   74                              $   65                             $   60                $   42
Basic Earnings Per
 Share from Continuing
 Operations Before
 Cumulative Effect of
 Accounting Change.....    $ 0.70                              $ 0.51                             $ 0.45                $ 0.31
                           ======                              ======                             ======                ======
Diluted Earnings Per
 Share From Continuing
 Operations Before
 Cumulative Effect of
 Accounting Change.....    $ 0.70                              $ 0.51                             $ 0.45                $ 0.31
                           ======                              ======                             ======                ======

-------
(1) See discussion of Class H Dividend Base in the Notes to the Hughes Electronics Corporation Financial Statements.

The accompanying notes are an integral part of the unaudited pro forma combined condensed financial statements.

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

   The accompanying unaudited pro forma combined condensed financial statements have been derived from the historical consolidated financial statements of Hughes Electronics Corporation, U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment, the parent of Tempo Satellite, to give effect to:

    .  the merger of our company with U.S. Satellite Broadcasting Company;

    . our acquisition of PRIMESTAR's direct broadcast satellite medium-power business and related high-power satellite assets of Tempo Satellite, Inc.; and

    .  the proceeds from the issuance of Hughes Series A Preferred Stock.

   The unaudited pro forma combined condensed statements of income (loss) from continuing operations present the historical results of operations of Hughes, U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment for the periods ended March 31, 1999 and December 31, 1998, as if the above-mentioned transactions had each occurred on January 1, 1998 and 1999. The unaudited pro forma combined condensed balance sheet presents the historical balance sheets of Hughes, U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment as of March 31, 1999, as if the above- mentioned transactions had each been consummated as of March 31, 1999. The pro forma adjustments reflected in the accompanying unaudited pro forma combined condensed financial statements were prepared using the purchase method of accounting.

   The unaudited pro forma combined condensed financial statements do not purport to present the financial position or results of operations of Hughes had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma combined condensed statements of income (loss) from continuing operations do not give effect to any cost savings that may be realized from the PRIMESTAR/Tempo Satellite acquisition and the merger with U.S. Satellite Broadcasting Company, which savings relate primarily to the reduction of duplicative operating, general and administrative expenses.

   The U.S. Satellite Broadcasting Company Merger and the PRIMESTAR/Tempo Acquisition have been accounted for as purchases. Under the purchase method of accounting, the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values. The adjustments included in the unaudited pro forma combined condensed financial statements reflect a preliminary allocation of the purchase price for those transactions based upon information currently available. Adjustments relating to tangible assets (i.e. satellites, equipment located on customer premises, etc.), intangible assets (i.e. licenses granted by the Federal Communications Commission, customer lists, dealer network, etc.), and accrued liabilities for programming contracts and leases with above-market rates are estimates pending the completion of independent appraisals currently in process. Additionally, the adjustment to recognize the benefit of net operating loss carryforwards of U.S. Satellite Broadcasting Company represents a preliminary estimate pending further review and analysis by the management of Hughes. These appraisals, valuations and studies are expected to be completed by December 31, 1999. Accordingly, the final purchase price allocations may be different from the amounts reflected herein.

   The unaudited pro forma combined condensed financial statements should be read in conjunction with the audited financial statements of Hughes Electronics Corporation, U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment, including the respective notes thereto, which are included in this registration statement, each as of and for the periods ended March 31, 1999 and December 31, 1998.

   Various reclassifications have been made to the historical financial statements of U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment to conform to the unaudited pro forma combined condensed financial statement presentation. As more fully described in Note 3 to PRIMESTAR's 1998 consolidated financial statements, the historical operating results of PRIMESTAR reflect the operations of its predecessor, TCI Satellite Entertainment, prior to the restructuring transaction on April 5, 1998.

U.S. Satellite Broadcasting Company Merger Pro Forma Adjustments

   The following adjustments, which are set forth in millions, except per share amounts, give pro forma effect to the U.S. Satellite Broadcasting Company merger.

a. To record the exchange consideration at closing and to adjust the carrying values of the assets acquired and the liabilities assumed to reflect their estimated fair values.

    The total purchase price was based on the average price of Class H common stock for the 20 consecutive trading days ending on and including the second trading day before the U.S. Satellite Broadcasting Company merger was consummated. Based on this price, U.S. Satellite Broadcasting Company shareholders received $18.00 of consideration for each share of U.S. Satellite Broadcasting Company stock owned.

    The accompanying pro forma combined condensed financial statements reflect the actual consideration paid to holders of U.S. Satellite Broadcasting Company stock in the form of Class H common stock ($1,259) and cash ($358).

    For purposes of the accompanying pro forma combined condensed financial statements, the preliminary purchase price allocation was determined as follows (in millions except per share amounts):

       Outstanding shares of U.S. Satellite Broadcasting
       Company stock...................................................  89.86
       Consideration per share......................................... $18.00
                                                                        ------
         Purchase Price................................................ $1,617
                                                                        ======
       U.S. Satellite Broadcasting Company net book value at 3/31/99    $  (63)
       Adjustments to fair value net assets acquired:
       Accounts and notes receivables, net.............................     (1)
       Other current assets............................................     38
       Property, net...................................................    (17)
       Intangible assets, net..........................................  2,007
       Investments and other assets....................................     (3)
       Accounts payable................................................      6
       Other current liabilities.......................................    (98)
       Other liabilities and deferred credits..........................   (502)
       Deferred income taxes...........................................    250
                                                                        ------
         Preliminary allocation of purchase price...................... $1,617
                                                                        ======

    The adjustments included in the unaudited pro forma combined condensed financial statements reflect a preliminary allocation of the purchase price for the merger based upon information currently available. Adjustments relating to intangible assets (i.e. licenses granted by the Federal Communications Commission and customer lists) and accrued liabilities for programming contracts with above-market rates are estimates pending the completion of independent appraisals currently in process. Additionally, the adjustment to recognize the benefit of net operating loss carryforwards of U.S. Satellite Broadcasting Company represents a preliminary estimate pending further review and analysis by the management of Hughes. These appraisals, valuations and studies are expected to be completed by December 31, 1999. Accordingly, the final purchase price allocations may be different from the amounts reflected herein.

b. To eliminate intercompany transactions between our company and U.S. Satellite Broadcasting Company.

c. To reclassify certain amounts in the historical financial statements of U.S. Satellite Broadcasting Company to conform to our presentation.

d     To eliminate non-recurring operating expenses.

e. To reflect the amortization of the accrued liability for programming contracts with above-market rates. The effective interest method was used to amortize the liability and to impute interest expense thereon.

f. To eliminate a non-recurring loss recorded by U.S. Satellite Broadcasting Company during 1998 and to provide for the termination of various contracts as specified in the U.S. Satellite Broadcasting Company merger agreement.

g. To reflect amortization of the intangible assets consisting of customer lists, licenses granted by the Federal Communications Commission and enterprise level goodwill. Amortization of the customer lists was calculated based on a 5-year useful life, and the amortization of licenses granted by the Federal Communications Commission and enterprise level goodwill was calculated based on useful lives of 40 years. The purchase price adjustments relating to the customer list and licenses granted by the Federal Communications Commission are preliminary estimates pending the finalization of independent appraisals currently in process. These appraisals are expected to be completed by December 31, 1999. Accordingly, the final purchase price allocations and the related amortization of the intangible assets may be different from the amounts reflected herein.

h. To reflect reduced depreciation expense resulting from the write down of fixed assets to fair values.

i. To reduce interest income on cash required for the U.S. Satellite Broadcasting Company merger assuming our historical interest income rate of 5.0%.

j. Income taxes associated with the pro forma adjustments discussed above have been calculated at an assumed combined federal and state rate of 40%, excluding amortization of estimated goodwill which is not deductible for tax purposes.

    The unaudited pro forma combined condensed statements of income (loss) from continuing operations have also been adjusted to recognize a tax benefit, at an assumed combined federal and state rate of 40%, for U.S. Satellite Broadcasting Company's historical losses from continuing operations for the periods ended March 31, 1999 and December 31, 1998. This adjustment recognizes that, if the U.S. Satellite Broadcasting Company merger had taken place on January 1, 1998 and 1999, the tax benefit of U.S. Satellite Broadcasting Company's losses would have been realized in the consolidated federal tax return of General Motors.

k. In connection with the U.S. Satellite Broadcasting Company merger, General Motors contributed to the capital of Hughes sufficient to enable us to purchase from General Motors, for fair value as determined by the General Motors board, 22.6 million shares of Class H common stock delivered to U.S. Satellite Broadcasting Company shareholders in the merger. In connection therewith, the General Motors board also increased the Class H dividend base by 22.6 million.

PRIMESTAR/Tempo Satellite Acquisition Pro Forma Adjustments

   The following adjustments, which are set forth in millions, except per share amounts, give pro forma effect to the PRIMESTAR/Tempo Satellite acquisition:

l. To record incremental debt incurred by us to finance the PRIMESTAR/Tempo Satellite acquisition. For purposes of the accompanying pro forma combined condensed financial statements, it is assumed that $343 of the cash consideration was funded through our available cash and $1,063 was financed through our commercial paper program and a short-term bridge loan. The remaining consideration was settled through the issuance of 4.9 million shares of Class H common stock.

m. To record the exchange consideration at closing and to adjust the carrying values of the assets acquired and the liabilities assumed to reflect the preliminary estimate of their respective fair values.

      The total purchase price of $1,833 will be adjusted based upon the final net working capital of PRIMESTAR (as defined in the PRIMESTAR asset purchase agreement) at closing. For purposes of this pro forma calculation, the March 31, 1999 net working capital of PRIMESTAR, a liability of $194, was used to calculate the exchange consideration of the PRIMESTAR/Tempo Satellite acquisition ($1,639).

    For purposes of the accompanying pro forma combined condensed financial statements, the preliminary purchase price allocation was determined as follows (in millions except per share amounts):

      Cash Consideration.......................................        $ 1,406
      Stock Consideration......................................            233
                                                                       -------
        Purchase Price.........................................        $ 1,639
                                                                       =======
      PRIMESTAR/Tempo net book value at 3/31/99                        $  (369)
      Adjustments to fair value net assets acquired and to give
       effect to historical PRIMESTAR assets and liabilities
       excluded from this transaction:
      Cash and cash equivalents................................           (171)
      Other current assets.....................................             48
      Satellites, net..........................................             (7)
      Property, net............................................         (1,032)
      Intangible assets, net...................................          1,400
      Investments and other assets.............................            (27)
      Current portion of long-term debt........................            575
      Other current liabilities................................           (110)
      Long-term debt...........................................          1,286
      Other liabilities and deferred credits...................            (66)
      Deferred income taxes....................................            112
                                                                       -------
        Preliminary allocation of purchase price...............        $ 1,639
                                                                       =======

    As defined in the PRIMESTAR asset purchase agreement, excluded assets include high-power direct broadcast satellite inventory and deferred loan costs. Excluded liabilities include debt and related interest payable, deferred income tax liabilities, restructuring accruals and employee-related liabilities.

       The adjustments included in the unaudited pro forma combined condensed financial statements reflect a preliminary allocation of the purchase price for the Acquisition based upon information currently available. Adjustments relating to tangible assets (i.e. satellites, equipment located on customer premises, etc.), intangible assets (i.e. licenses granted by the Federal Communications Commission, customer lists, dealer network, etc.), and accrued liabilities for programming contracts and leases with above-market rates are estimates pending the completion of independent appraisals currently in process. These appraisals are expected to be completed by December 31, 1999. Accordingly, the final purchase price allocations may be different from the amounts reflected herein.

n. To reclassify certain amounts in the historical financial statements of PRIMESTAR to conform to the our presentation.

o. To eliminate a non-recurring impairment loss and related income tax benefit recorded by PRIMESTAR during 1998 to reduce the carrying amount of certain assets to their net realizable values.

p. To reflect the amortization of the accrued liability for programming contracts and leases with above-market rates. The effective interest method was used to amortize the liability and to calculate the accretion of interest expense.

q. To reflect amortization of the intangible assets consisting of customer lists, licenses granted by the Federal Communications Commission, dealer/install network, and enterprise level goodwill. Amortization of the customer lists was calculated based on a 5-year useful life, and the amortization of the dealer/install network was calculated based upon a 15-year useful life. Amortization of licenses granted by the Federal Communications Commission and enterprise level goodwill was calculated based on useful lives of 40 years. The purchase price adjustments relating to the customer list, dealer network, and licenses granted by the Federal Communications Commission are preliminary estimates pending the finalization of independent appraisals currently in process. These appraisals are expected to be completed by December 31, 1999. Accordingly, the final purchase price allocations and the related amortization of the intangible assets may be different from the amounts reflected herein.

r. To record depreciation on the in-orbit satellite acquired by us in connection with the PRIMESTAR/Tempo Satellite acquisition over the estimated remaining useful life of 12 years.

s. To reflect reduced depreciation expense resulting from the write down of fixed assets to fair values.

t. To reflect interest expense associated with the incremental debt incurred by us to finance the PRIMESTAR/Tempo Satellite acquisition. For purposes of pro forma calculation, our current interest rate of LIBOR + 0.25% (5.3% in total) was used to compute interest on the incremental debt discussed in pro forma adjustment (l) above.

u. To reduce interest expense associated with PRIMESTAR debt not assumed by us.

v. To reduce interest income on cash required for the Primestar Acquisition assuming our historical interest income rate of 5%.

w. To eliminate a non-recurring loss recorded by PRIMESTAR during the first quarter of 1999, in connection with the sale of certain Tempo high power assets to us.

x. To eliminate PRIMESTAR's historical income tax benefit recorded in connection with PRIMESTAR's restructuring consummated during 1998.

y. Income taxes associated with the pro forma adjustments discussed above have been calculated at an assumed combined federal and state rate of 40%. Since the PRIMESTAR/Tempo Satellite acquisition is a taxable transaction, amortization of goodwill is expected to be deductible over 15 years for income tax purposes.

    The unaudited pro forma combined condensed statements of income (loss) from continuing operations have also been adjusted to recognize a tax benefit, at an assumed combined federal and state rate of 40%, for PRIMESTAR's historical losses from continuing operations for the periods ended March 31, 1999 and December 31, 1998. This adjustment recognizes that, if the PRIMESTAR/Tempo Satellite acquisition had taken place on January 1, 1998 and 1999, the tax benefit of PRIMESTAR's and Tempo Satellite's losses would have been realized in the consolidated federal tax return of General Motors.

z. Based on the PRIMESTAR asset purchase agreement, 4.9 million shares of Class H common stock were issued to effect the PRIMESTAR acquisition. We acquired these shares from General Motors for a cash payment, which was funded by us with a capital contribution from General Motors. In connection therewith, the General Motors board also increased the Class H dividend base by 4.9 million.

Preferred Stock Issuance Adjustments

   The following adjustments, which are set forth in millions, give pro forma effect to the issuance of Hughes Series A Preferred Stock.

aa. To reflect the pay down of short-term debt with proceeds from the issuance of Hughes Series A preferred stock.

bb. To reflect the net proceeds from the issuance of Hughes Series A Preferred Stock, in connection with a strategic alliance between Hughes and AOL.

    Under terms of the agreement, AOL invested $1.5 billion in return for shares of a General Motors convertible, preferred equity security (General Motors Series H 6.25% Automatically Convertible Preference Stock). The preferred security will automatically convert to General Motors Series H common stock in three years, based upon a variable conversion factor linked to the General Motors Series H common stock price at the time of conversion, and accrue dividends at a rate of 6.25% per year payable quarterly. General Motors immediately invested the $1.5 billion into Hughes in consideration for a newly issued Hughes preferred equity security (Hughes Series A Preferred Stock) with terms designed to correspond to the financial terms of the General Motors Series H preference stock.

cc. To reduce interest expense for the result of the pay down of short-term debt assuming our current interest rate of 5.3%.

dd. To reflect the income tax effects of a reduction in interest expense that resulted from the pay down of short-term debt at an assumed combined federal and state tax rate of 40%.

ee.   To record dividends on the Hughes Series A Preferred Stock.

Item 3. Properties

   As of March 31, 1999, we had approximately 152 locations operating in 20 states and 51 cities in the United States and approximately 28 additional locations in 19 cities in approximately 17 countries outside the United States. At such date, we owned approximately 2.8 million square feet of space and leased an additional 2.8 million square feet of space.

Item 4. Security Ownership of Certain Beneficial Owners and Management

   Omitted.

Item 5. Directors and Executive Officers

   Omitted.

Item 6. Executive Compensation

   Omitted.

Item 7. Certain Relationships and Related Transactions

   Omitted.

Item 8. Legal Proceedings

   Satellite Contract Dispute. On or about October 25, 1996, an action was commenced by Comsat Corporation against PanAmSat, News Corporation Limited and Grupo Televisa, S.A., in the United States District Court for the Central District of California. The complaint alleges that News Corporation wrongfully terminated an agreement with Comsat for the lease of transponders on an Intelsat satellite over the term of a five-year lease, breached certain alleged promises related to such agreement, and breached its alleged obligations under a tariff filed by Comsat with the Federal Communications Commission. As to PanAmSat, the complaint alleges that PanAmSat, alone and in conspiracy with Grupo Televisa, intentionally interfered with the alleged agreement and with Comsat's economic relationship with News Corporation. Comsat had previously filed a similar action in the United States District Court for the District of Maryland. By order dated October 10, 1996, the Maryland District Court dismissed without prejudice the complaint in that action on the ground that the court lacked personal jurisdiction over all of the defendants. The complaint in the present action seeks actual and consequential damages, and punitive or exemplary damages in an amount to be determined at trial. PanAmSat believes this action is without merit. It intends to vigorously contest this matter, although there can be no assurance that PanAmSat will prevail. Following the completion of pretrial discovery, all defendants moved for summary judgment dismissing the case. These motions are awaiting action by the court. If PanAmSat were not to prevail, the amounts involved could be material to PanAmSat.

   Financing Contract Dispute. General Electric Capital Corporation and DIRECTV, Inc., a wholly owned subsidiary of Hughes, entered into a contract on July 31, 1995, in which General Electric Capital Corporation agreed to provide financing for consumer purchases of DIRECTV programming and related hardware. Under the contract, General Electric Capital Corporation also agreed to provide certain related services to DIRECTV, including credit risk scoring, billing and collections services. DIRECTV agreed to act as a surety for loans complying with the terms of the contract. We guaranteed DIRECTV's performance under the contract. A complaint and counterclaim have been filed by the parties in the U.S. District Court for the District of Connecticut concerning General Electric Capital Corporation's performance and DIRECTV's obligation to act as a surety. General Electric Capital Corporation claims damages from DIRECTV in excess of $140 million. DIRECTV is seeking damages from General Electric Capital Corporation in excess of $70 million. We intend to vigorously contest General Electric Capital Corporation's allegations and pursue our own contractual rights and remedies. We do not believe that the litigation will have a material adverse impact on our results of operations or financial position. Pretrial discovery is not yet completed in the case and no trial date has been set.

   Raytheon Purchase Price Adjustment Dispute. In connection with the 1997 spin-off of the defense electronics business of our predecessor and the subsequent merger of that business with Raytheon Company, the terms of the merger agreement provided processes for resolving disputes that might arise in connection with post-closing financial adjustments that were also called for by the terms of the merger agreement. Such financial adjustments might require a cash payment from Raytheon to our company or vice versa. A dispute currently exists regarding the post-closing adjustments which we and Raytheon have proposed to one another and related issues regarding the adequacy of disclosures made by us to Raytheon in the period prior to consummation of the merger. We and Raytheon are proceeding with the dispute resolution process. It is possible that the ultimate resolution of the post-closing financial adjustment and of related disclosure issues may result in our company making a payment to Raytheon that would be material to us. However, the amount of any payment that either party might be required to make to the other cannot be determined at this time. We intend to vigorously pursue resolution of the disputes through the arbitration processes, opposing the adjustments proposed by Raytheon, and seeking the payment from Raytheon that we have proposed.

   Personalized Media Patent Dispute. In November 1996, Personalized Media Communications, Inc. brought an International Trade Commission proceeding against DIRECTV, U.S. Satellite Broadcasting Company, Hughes Network Systems and other manufacturers of receivers for the DIRECTV system. Personalized Media sought to prevent importation of certain receivers manufactured in Mexico, alleging infringement of one of its patents. During 1997, the International Trade Commission held for DIRECTV and other respondents on all claims at issue, finding each to be invalid. Personalized Media appealed these adverse rulings to the Court of Appeals for the Federal Circuit. During 1998, the Court of Appeals affirmed the lower holdings as to three of the claims, and remanded to the International Trade Commission for further deliberation on a remaining claim. Personalized Media then moved for dismissal of the proceeding, which was granted, terminating the action. Also in 1996, Personalized Media filed a related action in the U.S. District Court for the Northern District of California. This case has been stayed pending outcome of the International Trade Commission proceeding. The complaint alleges infringement and willful infringement of three Personalized Media patents, and seeks unspecified damages, trebling of damages, an injunction and attorneys' fees. We deny that we engaged in acts of infringement of the asserted patents and intend to vigorously contest these claims.

   Afro-Asian Satellite Communications Contract Dispute. On June 11, 1998, Afro-Asian Satellite Communications (Gibraltar) Ltd. requested formal arbitration with the London Court of International Arbitration regarding a contractual dispute with Hughes Space and Communications International, Inc. We entered into a contract with Afro-Asian Satellite Communications on May 22, 1995 whereby Hughes Space and Communications International was to design and provide a geomobile telecommunications system, known as the Agrani System, consisting of two satellites, associated ground stations and other related hardware and software. The value of the contract was $671,145,000. In its request to the London Court, Afro-Asian Satellite Communications is claiming that Hughes Space and Communications International failed to perform its obligations under the contract and that Afro-Asian Satellite Communications was therefore entitled to terminate the contract, which it purported to do by letter dated January 25, 1996. Afro-Asian Satellite Communications is now seeking from Hughes Space and Communications International approximately $45,000,000, which represents repayment of monies paid to us, interest, and limited reprocurement costs. Our position is that we performed our obligations under the contract and that we were not fully paid by Afro-Asian Satellite Communications. As a result, Hughes Space and Communications International terminated its contract with Afro-Asian Satellite Communications in January 1996, and is seeking to recover its additional costs of $38,774,400 through the arbitration which is now underway.

   National Rural Telecommunications Cooperative. On June 3, 1999, the National Rural Telecommunications Cooperative filed a lawsuit against DIRECTV, Inc. and Hughes Communications Galaxy, Inc. (together, "DIRECTV") in the United States District Court for the Central District of California. The complaint alleges that DIRECTV breached the DBS Distribution Agreement which the NRTC alleges provides the NRTC with certain exclusive distribution rights. The NRTC claims that DIRECTV has wrongfully deprived it of the exclusive, or, in the alternative, the non-exclusive, right to distribute programming formerly provided by U.S. Satellite Broadcasting Company to DIRECTV subscribers in the NRTC territories. DIRECTV denies that the NRTC has exclusive rights under the DBS Distribution Agreement and intends to vigorously defend the lawsuit. DIRECTV has filed a motion to dismiss the claim for non-exclusive rights on the ground that the parties have agreed to binding arbitration of the matter. DIRECTV has also filed a counterclaim against the NRTC, seeking a declaratory judgment regarding certain of the terms in the DBS Distribution Agreement between DIRECTV and the NRTC.

   Grand Jury Investigation. There is a pending grand jury investigation into whether we should be accused of criminal violations of the export control laws arising out of the participation of two of our employees on a committee formed to review the findings of Chinese engineers regarding the crash of a Long March rocket in China in 1996. We are also subject to the authority of the State Department to impose sanctions for non-criminal violations of the Arms Export Control Act. The possible criminal and/or civil sanctions could include fines as well as debarment from various export privileges and participating in government contracts. We do not expect the grand jury investigation or State Department review to result in a material adverse effect upon our business. However, there can be no assurance as to those conclusions.

   Lane and Villalpando. In October 1994, a California jury awarded a total of $89.5 million in damages against Hughes, which include $9.5 million of actual damages and punitive damages of $40 million to each of two former Hughes employees, Lane (race discrimination/retaliation) and Villalpando (retaliation), based on claims of mistreatment and denials of promotions. The trial court granted Hughes' motion to set aside the verdicts because of insufficient evidence. On January 6, 1997, the Court of Appeals reversed the trial court's decision to set aside the verdicts and reinstated the jury verdicts, but reduced the two $40 million punitive damage awards to $5 million and $2.83 million, resulting in an aggregate judgment of $17.33 million. Hughes' petition for review by the California Supreme Court was granted in November, 1997. Hughes filed its opening brief in January, 1998. This matter is now fully briefed, including amicus briefs on behalf of Hughes. The Supreme Court has not yet established a date for oral argument.

   Environmental. We are subject to the requirements of federal, state, local and foreign environmental and occupational safety and health laws and regulations. These include laws regulating air emissions, water discharge and waste management. We have an environmental management structure designed to facilitate and support our compliance with these requirements. We cannot assure you, however, that we are at all times in complete compliance with all such requirements. Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, we do not expect capital or other expenditures for environmental compliance to be material in 1999. Environmental requirements are complex, change frequently and have become more stringent over time. Accordingly, there can be no assurance that these requirements will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

   We are also subject to environmental laws requiring the investigation and cleanup of environmental contamination. We believe our reserve is adequate to cover environmental investigation and cleanup, although there can be no assurance that our environmental cleanup costs and liabilities will not exceed the current amount of our reserve.

   In addition, we are involved in routine litigation incidental to the conduct of our business. We do not believe that any of such litigation will have a material adverse effect on our business. See also "Other Business Risks--Grand Jury Investigation/State Department Review Could Result in Sanctions."

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

   All of our common stock, our sole class of common equity, is owned by General Motors. Accordingly, there is no public trading market for our common equity. Dividends on the common stock will be paid when and if declared by our Board of Directors. At present, we have no plans to pay a dividend on our common stock.

   None of our common stock is subject to outstanding options or warrants to purchase common stock. There are no securities convertible into our common stock. None of our common stock currently can be sold under Rule 144. We are not currently publicly offering any of our common stock.

Item 10. Recent Sales of Unregistered Securities

   None.

Item 11. Description of Registrant's Securities to be Registered

   We are authorized to issue 11,000,000 shares of capital stock of which (1) 1,000,000 shares shall be common stock, $0.01 par value per share and (2) 10,000,000 shares shall be preferred stock, $0.10 par value per share. This registration statement relates to the registration of our common stock, all of the outstanding shares of which are owned by General Motors.

Item 12. Indemnification of Directors and Officers

   We are a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the "DGCL") enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or
(iv) for any transaction from which a director derived an improper personal benefit. Article Seventh of our Amended and Restated Certificate of Incorporation and Article V of our Amended and Restated Bylaws provides that our directors and officers shall not be personally liable to the corporation or its stockholders for monetary damages if a director or officer acts in good faith and in a manner he reasonably believes to be in or not opposed to our best interests and provides for indemnification of our officers and directors to the full extent permitted by applicable law.

   Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with that action, suit or proceeding provided that the director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that the director or officer has no reasonable cause to believe his conduct was unlawful.

   Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of that action or suit provided that the director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which the action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the Court of Chancery or other court shall deem proper.

   Section 145 further provides that (i) to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; and (ii) indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. In addition, Section 145 empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any of those capacities, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against those liabilities under Section 145.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against those liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of that issue.

Item 13. Financial Statements and Supplementary Data

   This registration statement includes the financial statements described in
Item 15(a).

Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

   None.

Item 15. Financial Statements and Exhibits

(a)Financial Information

Index

Hughes Unaudited Supplemental Pro Forma Financial Data as of March 31, 1999
 and for the three months ended March 31, 1999 and 1998:
  Introduction
  Condensed Statement of Income
  Condensed Balance Sheet
  Selected Segment Data
  Selected Financial Data

Hughes Unaudited Financial Statements as of March 31, 1999 and for the three months ended March 31, 1999 and 1998:
  Statement of Income and Available Separate Consolidated Net Income
  Balance Sheet
  Condensed Statement of Cash Flows
  Notes to Financial Statements

Hughes Unaudited Supplemental Pro Forma Financial Data as of December 31, 1998
 and 1997 and for the years ended December 31, 1998, 1997 and 1996:
  Condensed Statement of Income
  Condensed Balance Sheet
  Selected Segment Data
  Selected Financial Data

Hughes Financial Statements and Financial Statement Schedule as of December
 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996:
  Independent Auditors' Report
  Statement of Income and Available Separate Consolidated Net Income
  Balance Sheet
  Statement of Changes in Owner's Equity
  Statement of Cash Flows
  Notes to Financial Statements
  Schedule II--Valuation and Qualifying Accounts


Phoenixstar, Inc. (formerly known as PRIMESTAR, Inc.) Financial Statements as of March 31, 1999 and for the three months ended March 31, 1999 and 1998:
   Consolidated Balance Sheets
   Consolidated Statements of Operations
   Consolidated Statement of Stockholders' Deficit
   Consolidated Statements of Cash Flows
   Notes to Consolidated Financial Statements

PRIMESTAR, Inc. Financial Statements as of December 31, 1998 and for the years ended December 31, 1998, 1997 and 1996 and Financial Statement Schedule:
   Independent Auditors' Report
   Consolidated Balance Sheet
   Consolidated Statements of Operations
   Consolidated Statements of Stockholders' Equity
   Consolidated Statement of Cash Flows
   Notes to Consolidated Financial Statements
   Financial Statement Schedule

TCI Satellite Entertainment Inc. Financial Statements as of March 31, 1999 and for the three months ended March 31, 1999 and 1998:
   Consolidated Balance Sheets
   Consolidated Statements of Operations
   Consolidated Statement of Stockholders' Deficit
   Consolidated Statements of Cash Flows
   Notes to Consolidated Financial Statements

TCI Satellite Entertainment, Inc. Financial Statements as of December 31, 1998 and for the years ended December 31, 1998, 1997 and 1996 and Financial Statement Schedule:
   Independent Auditors' Report
   Consolidated Balance Sheet
   Consolidated Statements of Operations
   Consolidated Statements of Stockholders' Equity
   Consolidated Statement of Cash Flows
   Notes to Consolidated Financial Statements
   Financial Statement Schedule

United States Satellite Broadcasting Company, Inc. Financial Statements as of March 31, 1999 and for the three months ended March 31, 1999 and 1998:
   Consolidated Statements of Operations
   Consolidated Balance Sheets
   Consolidated Statements of Cash Flows
   Notes to Consolidated Interim Financial Statements

United States Satellite Broadcasting, Inc., Financial Statements as of December 31, 1998 and for the years ended December 31, 1998, 1997 and 1996
   Report of Independent Public Accountants
   Consolidated Balance Sheets as of December 31, 1998
   Consolidated Statements of Operations for the years ended December 31, 1998, 1997 and 1996
   Consolidated Statements of Shareholders' Equity
   Consolidated Statement of Cash Flows for the years ended December 31, 1998, 1997 and 1996
   Notes to Consolidated Financial Statements

(b)Exhibits

    *2.1  Agreement and Plan of Merger among General Motors Corporation, Hughes
          Electronics Corporation and United States Satellite Broadcasting
          Company, Inc. dated December 11, 1998 (incorporated by reference to
          Exhibit 2(a) to the Current Report on Form 8-K of General Motors
          Corporation filed December 17, 1998 (the "December 8-K")).

    *2.2  Shareholders Agreement dated December 11, 1998 among General Motors
          Corporation, Hughes Electronics Corporation, Hubbard Broadcasting,
          Inc., Stanley S. Hubbard, Stanley E. Hubbard and Robert W. Hubbard
          (incorporated by reference to Exhibit 2(b) to the December 8-K).

    *2.3  Asset Purchase Agreement among PRIMESTAR, Inc., PRIMESTAR Partners
          L.P., PRIMESTAR MDU, Inc., the stockholders of PRIMESTAR, Inc. and
          Hughes Electronics Corporation, dated as of January 22, 1999
          (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of General Motors Corporation filed February 2, 1999 (the
          "February 8-K")).

    *2.4  Asset Purchase Agreement among PRIMESTAR, Inc., PRIMESTAR Partners
          L.P., Tempo Satellite, Inc., the stockholders of PRIMESTAR, Inc. and
          Hughes Electronics Corporation, dated as of January 22, 1999
          (incorporated by reference to Exhibit 99.2 to the February 8-K).

   **3.1  Amended and Restated Certificate of Incorporation of Hughes
          Electronics Corporation.

   **3.2  Bylaws of Hughes Electronics Corporation.

   **4.1  Specimen form of certificate representing Common Stock of Hughes
          Electronics Corporation.

   **10.1 Revolving Credit Agreement (364-day Facility), dated as of December
          5, 1997 among Hughes Network Systems, Inc. to be renamed Hughes
          Electronics Corporation, the Banks named therein and Bank of America
          National Trust and Savings Association as Administrative Agent,
          Morgan Guaranty Trust Company of New York, as Syndication Agent,
          Citicorp USA, Inc. and The Chase Manhattan Bank as Documentation
          Agents (the "364-day Facility").

   **10.2 First Amendment to the 364-day Facility, dated as of December 3,
          1998.

   **10.3 Revolving Credit Agreement (Multi-Year Facility), dated as of
          December 5, 1997 among Hughes Network Systems, Inc. to be renamed
          Hughes Electronics Corporation, the Banks named therein and Bank of America National Trust and Savings Association as Administrative
          Agent, Morgan Guaranty Trust Company of New York, as Syndication
          Agent, Citicorp USA, Inc. and The Chase Manhattan Bank as
          Documentation Agents (the "Multi-Year Facility").

   **10.4 First Amendment to the Multi-Year Facility, dated as of December 15,
          1998.

   **10.5 DBS Distribution Agreement between Hughes Communications Galaxy, Inc.
          and National Rural Telecommunications Cooperative, dated April 10,
          1992 (the "DBS Agreement").+

   **10.6 Addendum I to the DBS Agreement.

   **10.7 Amendment No. 1 to the DBS Agreement, dated May 11, 1992.


   **10.8  Amendment No. 2 to the DBS Agreement, dated May 26, 1992.

   **10.9  Amendment No. 3 to the DBS Agreement, Letter of Agreement, dated May
           29, 1992.

   **10.10 Amendment No. 4 to the DBS Agreement, dated December 1, 1992.

   **10.11 Amendment No. 5 to the DBS Agreement, dated December 11, 1992.

   **10.12 Amendment No. 6 to the DBS Agreement, dated December 23, 1992.

   **10.13 Amendment No. 7 to the DBS Agreement, Letter of Agreement, dated
           July 9, 1993.

   **10.14 Amendment No. 8 to the DBS Agreement, Letter of Agreement, dated
           February 14, 1994.+

   **10.15 Amendment No. 9 to the DBS Agreement, Letter of Agreement, dated
           June 22, 1994.

    *10.16 Loan Agreement, dated May 15, 1997, between Hughes Network Systems,
           Inc. and PanAmSat (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1997 of PanAmSat
           Corporation (PanAmSat's "Form 10-K").

    *10.17 First Amendment to Loan Agreement, dated December 23, 1997
           (incorporated by reference to PanAmSat's Form 10-K).

    *10.18 Subordination and Amendment Agreement, dated as of February 20,
           1998, among Hughes Electronics Corporation, PanAmSat and Citicorp
           USA Inc. (incorporated by reference to PanAmSat's Form 10-K).

    *10.19 Subordination Agreement, dated as of January 16, 1998, between
           Hughes Electronics and PanAmSat (incorporated by reference to PanAmSat's Form 10-K).

    *10.20 Credit Agreement, dated February 20, 1998, among PanAmSat, certain lenders and Citicorp USA (incorporated by reference to PanAmSat's
           Form 10-K).

--------
  * Incorporated by reference.
 ** Filed herewith.
  + Confidential treatment requested for certain portions of this exhibit pursuant to Rule 406 promulgated under the Securities Act.

                                   SIGNATURE

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Hughes Electronics Corporation

                                          By: /s/ Jan L. Williamson
                                             ----------------------------------
                                             Name: Jan L. Williamson
                                             Title: Secretary

July 30, 1999

                         INDEX TO FINANCIAL INFORMATION

                                                                           Page
                                                                           ----
Hughes Unaudited Supplemental Pro Forma Financial Data as of March 31,
 1999 and for the three months ended March 31, 1999 and 1998:
 Introduction............................................................  F-3
 Condensed Statement of Income...........................................  F-4
 Condensed Balance Sheet.................................................  F-4
 Selected Segment Data...................................................  F-5
 Selected Financial Data.................................................  F-7
Hughes Unaudited Financial Statements as of March 31, 1999 and for the
 three months ended March 31, 1999 and 1998:
 Statement of Income and Available Separate Consolidated Net Income......  F-8
 Balance Sheet...........................................................  F-9
 Condensed Statement of Cash Flows.......................................  F-10
 Notes to Financial Statements...........................................  F-11
Hughes Unaudited Supplemental Pro Forma Financial Data as of December 31,
 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996:
 Condensed Statement of Income...........................................  F-16
 Condensed Balance Sheet.................................................  F-16
 Selected Segment Data...................................................  F-17
 Selected Financial Data.................................................  F-18
Hughes Financial Statements and Financial Statement Schedule as of
 December 31, 1998 and 1997 and for the years ended December 31, 1998,
 1997 and 1996:
 Independent Auditors' Report............................................  F-19
 Statement of Income and Available Separate Consolidated Net Income......  F-20
 Balance Sheet...........................................................  F-21
 Statement of Changes in Owner's Equity..................................  F-22
 Statement of Cash Flows ................................................  F-23
 Notes to Financial Statements...........................................  F-24
 Schedule II--Valuation and Qualifying Accounts..........................  F-48
Phoenixstar, Inc. (formerly known as PRIMESTAR, Inc.) Financial
 Statements as of March 31, 1999 and for the three months ended March 31,
 1999 and 1998:
 Consolidated Balance Sheets.............................................  F-49
 Consolidated Statements of Operations ..................................  F-51
 Consolidated Statement of Stockholders' Deficit ........................  F-52
 Consolidated Statements of Cash Flows...................................  F-53
 Notes to Consolidated Financial Statements..............................  F-54
PRIMESTAR, Inc. Financial Statements as of December 31, 1998 and 1997 and
 for the years ended December 31, 1998, 1997 and 1996 and Financial
 Statement Schedule:
 Independent Auditors' Report............................................  F-61
 Consolidated Balance Sheet as of December 31, 1998 and 1997 ............  F-62
 Consolidated Statements of Operations for the years ended December 31,
  1998, 1997 and 1996 ...................................................  F-64
 Consolidated Statements of Stockholders' Equity for the years ended
  December 31, 1998, 1997 and 1996 ......................................  F-65
 Consolidated Statement of Cash Flows for the years ended December 31,
  1998, 1997 and 1996 ...................................................  F-66
 Notes to Consolidated Financial Statements..............................  F-67
 Financial Statement Schedule............................................  F-88
TCI Satellite Entertainment Inc. Financial Statements as of March 31,
 1999 and for the three months ended March 31, 1999 and 1998:
 Consolidated Balance Sheets ............................................  F-89
 Consolidated Statements of Operations ..................................  F-90
 Consolidated Statement of Stockholders' Deficit ........................  F-91
 Consolidated Statements of Cash Flows ..................................  F-92
 Notes to Consolidated Financial Statements..............................  F-93

TCI Satellite Entertainment, Inc. Financial Statements as of December 31,
 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996 and Financial Statement Schedule:
 Independent Auditors' Report............................................   F-99
 Consolidated Balance Sheet as of December 31, 1998 and 1997 ............  F-100
 Consolidated Statements of Operations for the years ended December 31,
  1998, 1997 and 1996....................................................  F-101
 Consolidated Statements of Stockholders' Equity for the years ended
  December 31, 1998, 1997 and 1996.......................................  F-102
 Consolidated Statement of Cash Flows for the years ended December 31,
  1998, 1997 and 1996....................................................  F-103
 Notes to Consolidated Financial Statements..............................  F-104
 Financial Statement Schedule............................................  F-120
United States Satellite Broadcasting Company, Inc. Financial Statements
 as of March 31, 1999 and for the three months ended March 31, 1999 and
 1998:
 Consolidated Statements of Operations ..................................  F-121
 Consolidated Balance Sheets ............................................  F-122
 Consolidated Statements of Cash Flows ..................................  F-124
 Notes to Consolidated Interim Financial Statements......................  F-125
United States Satellite Broadcasting, Inc. Financial Statements as of
 December 31, 1998 and 1997 and for the years ended December 31, 1998,
 1997 and 1996:
 Report of Independent Public Accountants................................  F-129
 Consolidated Balance Sheets as of December 31, 1998 and 1997............  F-130
 Consolidated Statements of Operations for the years ended December 31,
  1998, 1997 and 1996....................................................  F-131
 Consolidated Statements of Shareholders' Equity.........................  F-132
 Consolidated Statement of Cash Flows for the years ended December 31,
  1998, 1997 and 1996....................................................  F-133
 Notes to Consolidated Financial Statements..............................  F-134

             HUGHES UNAUDITED SUPPLEMENTAL PRO FORMA FINANCIAL DATA

   Hughes' financial statements reflect the application of purchase accounting adjustments as described in Note 1 to the financial statements, which follow the unaudited supplemental pro forma financial data. However, as provided in GM's restated certificate of incorporation, the earnings attributable to Class H common stock for purposes of determining the amount available for the payment of dividends on Class H common stock specifically excludes such adjustments. More specifically, amortization of the intangible assets associated with GM's 1985 purchase of Hughes amounted to $5.3 million in the three months ended March 31, 1999 and 1998 and $21.0 million in 1998, 1997 and 1996. Such amounts are excluded from the earnings available for the payment of dividends on Class H common stock and are charged against earnings available for the payment of dividends on GM's $1 2/3 par value common stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes were $421.3 million and $442.3 million at March 31, 1999 and 1998, respectively and $426.6 million, $447.6 million and $468.6 million at December 31, 1998, 1997 and 1996, respectively.

   In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to General Motors' acquisition of Hughes. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

                         HUGHES ELECTRONICS CORPORATION

                  UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA*

                    PRO FORMA CONDENSED STATEMENT OF INCOME

                                                    Three Months Ended March
                                                               31,
                                                    --------------------------
                                                        1999          1998
                                                    ------------  ------------
                                                      (Dollars in Millions
                                                    Except per Share Amounts)
Total revenues....................................      $1,451.8      $1,291.0
Total operating costs and expenses................       1,488.6       1,207.4
                                                    ------------  ------------
Operating (loss) profit...........................         (36.8)         83.6
Non-operating income..............................         144.4           0.2
Income taxes......................................          35.8          31.4
Minority interests in net losses of subsidiaries..           6.5           1.3
Cumulative effect of accounting change............                        (9.2)
                                                    ------------  ------------
Earnings Used for Computation of Available
 Separate Consolidated Net Income.................  $       78.3  $       44.5
                                                    ============  ============
Earnings Attributable to General Motors Class H
 Common Stock on a Per Share Basis:
  Basic...........................................  $       0.20  $       0.11
                                                    ============  ============
  Diluted.........................................  $       0.19  $       0.11
                                                    ============  ============

                       PRO FORMA CONDENSED BALANCE SHEET

                                                        March 31, December 31,
                                                          1999        1998
                                                        --------- ------------
                                                        (Dollars in Millions)
                        ASSETS
Total Current Assets...................................  $3,216.7   $3,846.4
Satellites, net........................................   3,580.5    3,197.5
Property, net..........................................   1,061.2    1,059.2
Net Investment in Sales-type Leases....................     167.9      173.4
Intangible Assets, Investments and Other Assets, net...   4,964.1    4,731.9
                                                        ---------  ---------
    Total Assets....................................... $12,990.4  $13,008.4
                                                        =========  =========
         LIABILITIES AND STOCKHOLDER'S EQUITY
Total Current Liabilities.............................. $ 1,898.2  $ 2,009.5
Long-Term Debt.........................................     856.6      778.7
Postretirement Benefits Other Than Pensions, Other
 Liabilities and Deferred Credits......................   1,720.2    1,783.2
Minority Interests.....................................     485.6      481.7
    Total Stockholder's Equity (1).....................   8,029.8    7,955.3
                                                        ---------  ---------
    Total Liabilities and Stockholder's Equity (1)..... $12,990.4  $13,008.4
                                                        =========  =========

--------
* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes.
(1) General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                         HUGHES ELECTRONICS CORPORATION

                        PRO FORMA SELECTED SEGMENT DATA

                                                              Three Months
                                                             Ended March 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
                                                               (Dollars in
                                                                Millions)
Direct-To-Home Broadcast
Total Revenues............................................. $  556.6  $  387.9
Operating (Loss) (3).......................................    (23.4)    (31.6)
EBITDA (3)(4) .............................................      3.9      (9.1)
EBITDA Margin (4) .........................................      0.7%      --
Depreciation and Amortization..............................     27.3      22.5
Segment Assets.............................................  2,247.5   1,452.6
Capital Expenditures (1)...................................     77.6      13.7

Satellite Services
Total Revenues............................................. $  193.5  $  193.0
Operating Profit (3).......................................     79.1      85.7
Operating Profit Margin....................................     40.9%     44.4%
EBITDA (3)(4)..............................................    145.9     140.2
EBITDA Margin (4)..........................................     75.4%     72.6%
Depreciation and Amortization..............................     66.8      54.5
Segment Assets.............................................  5,830.1   5,806.8
Capital Expenditures (2)...................................    339.8     249.6

Network Systems
Total Revenues............................................. $  230.9  $  184.7
Operating (Loss) (3).......................................    (17.8)    (11.9)
EBITDA (3)(4)..............................................     (5.9)     (3.4)
Depreciation and Amortization..............................     11.9       8.5
Segment Assets.............................................  1,283.0   1,168.9
Capital Expenditures.......................................      2.2       4.8

Satellite Systems
Total Revenues............................................. $  630.3  $  624.3
Operating (Loss) Profit (3)................................    (14.4)     55.1
Operating Profit Margin....................................                8.8%
EBITDA (3)(4)..............................................     (1.4)     65.8
EBITDA Margin (4)..........................................               10.5%
Depreciation and Amortization..............................     13.0      10.7
Segment Assets.............................................  1,593.4   1,415.3
Capital Expenditures.......................................     12.3      10.7

Eliminations and Other
Total Revenues............................................. $ (159.5) $  (98.9)
Operating (Loss) (3).......................................    (60.3)    (13.7)
EBITDA (3)(4)..............................................    (56.3)    (12.2)
Depreciation and Amortization..............................      4.0       1.5
Segment Assets.............................................  2,036.4   2,617.7
Capital Expenditures.......................................    (32.2)    125.9

Total
Total Revenues............................................. $1,451.8  $1,291.0
Operating (Loss) Profit (3)................................    (36.8)     83.6
Operating Profit Margin....................................                6.5%
EBITDA (3)(4)..............................................     86.2     181.3
EBITDA Margin (4)..........................................      5.9%     14.0%
Depreciation and Amortization..............................    123.0      97.7
Segment Assets............................................. 12,990.4  12,461.3
Capital Expenditures.......................................    399.7     404.7

See notes on next page.

--------
  *The Financial Statements reflect the application of purchase accounting adjustments related to GM's acquisition of Hughes. However, as provided in the General Motors' Restated Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. In order to provide additional analytical data, the above unaudited pro forma selected segment data, which exclude the purchase accounting adjustments related to GM's acquisition of Hughes, are presented.

(1) Includes expenditures related to satellites amounting to $53.0 million in the first quarter of 1999.
(2) Includes expenditures related to satellites amounting to $189.7 million and $145.6 million in 1999 and 1998, respectively. Also included in the 1999 and 1998 amounts are $141.3 million and $96.6 million, respectively, related to the early buy-out of satellite sale-leasebacks.
(3) First quarter 1999 includes a charge of $81.0 million and $11.0 million at Satellite Systems and Network Systems, respectively, for the termination of the Asia-Pacific Mobile Telecommunications satellite systems contract due to export licenses not being issued.
(4) EBITDA is defined as operating profit (loss), plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. See discussion in "Item 2. Financial Information--Management's Discussion and Analysis."

                         HUGHES ELECTRONICS CORPORATION

             UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA*--Concluded

                       PRO FORMA SELECTED FINANCIAL DATA

                                                                 Three Months
                                                                  Ended March
                                                                      31,
                                                                 --------------
                                                                  1999    1998
                                                                 ------  ------
                                                                  (Dollars in
                                                                   Millions)
Operating (loss) profit........................................  $  (37) $   84
EBITDA (1).....................................................  $   86  $  181
EBITDA margin (2)..............................................     5.9%   14.0%
Income before income taxes, minority interests and cumulative
 effect of accounting change...................................  $  108  $   84
Earnings used for computation of available separate
 consolidated net income.......................................  $   78  $   45
Average Number of GM Class H dividend base shares (3)..........   400.2   399.9
Stockholder's equity...........................................  $8,030  $7,911
Working capital................................................  $1,319  $3,258
Operating profit as a percent of revenues......................             6.5%
Income from continuing operations before income taxes, minority interests and cumulative effect of accounting change as a
 percent of revenues...........................................     7.4%    6.5%
Net income as a percent of revenues............................     5.4%    3.4%

--------
 * The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes.
(1) EBITDA is defined as operating profit (loss), plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. See discussion in "Item 2. Financial Information--Management's Discussion and Analysis."
(2) EBITDA margin is calculated by dividing EBITDA by total revenues.
(3) Class H dividend base is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 106.3 million for the first quarter of 1999 and 104.1 million for the first quarter of 1998.

                         HUGHES ELECTRONICS CORPORATION

                            STATEMENT OF INCOME AND
                   AVAILABLE SEPARATE CONSOLIDATED NET INCOME
                                  (Unaudited)

                                                   Three Months Ended March
                                                              31,
                                                  ----------------------------
                                                      1999           1998
                                                  -------------  -------------
                                                  (Dollars in Millions Except
                                                      Per Share Amounts)
Revenues
  Product sales.................................  $       716.1  $       692.1
  Direct broadcast, leasing and other services..          735.7          598.9
                                                  -------------  -------------
Total Revenues..................................        1,451.8        1,291.0
                                                  -------------  -------------
Operating Costs and Expenses
  Cost of products sold.........................          669.2          542.3
  Broadcast programming and other costs.........          291.6          264.8
  Selling, general and administrative expenses..          404.8          302.6
  Depreciation and amortization.................          123.0           97.7
  Amortization of GM purchase accounting
   adjustments..................................            5.3            5.3
                                                  -------------  -------------
Total Operating Costs and Expenses..............        1,493.9        1,212.7
                                                  -------------  -------------
Operating (Loss) Profit.........................          (42.1)          78.3
Interest income.................................           13.6           37.5
Interest expense................................           (6.9)          (3.0)
Other, net......................................          137.7          (34.3)
                                                  -------------  -------------
Income Before Income Taxes, Minority Interests
 and Cumulative Effect of Accounting Change.....          102.3           78.5
Income taxes....................................           35.8           31.4
Minority interests in net losses of
 subsidiaries...................................            6.5            1.3
                                                  -------------  -------------
Income before cumulative effect of accounting
 change.........................................           73.0           48.4
Cumulative effect of accounting change, net of
 taxes..........................................             --           (9.2)
                                                  -------------  -------------
Net Income......................................           73.0           39.2
Adjustments to exclude the effect of GM purchase
 accounting adjustments.........................            5.3            5.3
                                                  -------------  -------------
Earnings Used for Computation of Available
 Separate Consolidated Net Income...............  $        78.3  $        44.5
                                                  =============  =============
Available Separate Consolidated Net Income
Average number of shares of General Motors Class
 H Common Stock outstanding (in millions)
 (Numerator)....................................          106.3          104.1
Class H dividend base (in millions)
 (Denominator)..................................          400.2          399.9
Available Separate Consolidated Net Income......  $        20.8  $        11.5
                                                  =============  =============
Earnings Attributable to General Motors Class H
 Common Stock on a Per Share Basis
Basic...........................................  $        0.20  $        0.11
                                                  =============  =============
Diluted.........................................  $        0.19  $        0.11
                                                  =============  =============

--------
Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION

                                 BALANCE SHEET

                                                        March 31,  December 31,
                        ASSETS                            1999         1998
                        ------                          ---------  ------------
                                                             (Unaudited)
                                                        (Dollars in Millions)
Current Assets
  Cash and cash equivalents............................ $   780.0   $ 1,342.1
  Accounts and notes receivable (less allowances)......     849.3       922.4
  Contracts in process, less advances and progress
   payments of $25.2 and $27.0.........................     713.2       783.5
  Inventories..........................................     578.8       471.5
  Prepaid expenses and other, including deferred income
   taxes of $17.3 and $33.6............................     295.4       326.9
                                                        ---------   ---------
Total Current Assets...................................   3,216.7     3,846.4
Satellites, net........................................   3,580.5     3,197.5
Property, net..........................................   1,061.2     1,059.2
Net Investment in Sales-type Leases....................     167.9       173.4
Intangible Assets, net of accumulated amortization of
 $441.6 and $413.2.....................................   3,732.9     3,552.2
Investments and Other Assets...........................   1,652.5     1,606.3
                                                        ---------   ---------
    Total Assets....................................... $13,411.7   $13,435.0
                                                        =========   =========
         LIABILITIES AND STOCKHOLDER'S EQUITY
         ------------------------------------
Current Liabilities
  Accounts payable..................................... $   710.2   $   764.1
  Advances on contracts................................     302.0       291.8
  Deferred revenues....................................      51.7        43.8
  Current portion of long-term debt....................     170.3       156.1
  Accrued liabilities..................................     664.0       753.7
                                                        ---------   ---------
Total Current Liabilities..............................   1,898.2     2,009.5
                                                        ---------   ---------
Long-Term Debt.........................................     856.6       778.7
Deferred Gains on Sales and Leasebacks.................      65.0       121.5
Accrued Operating Leaseback Expense....................       6.1        56.0
Postretirement Benefits Other Than Pensions............     151.2       150.7
Other Liabilities and Deferred Credits.................     846.0       811.1
Deferred Income Taxes..................................     651.9       643.9
Commitments and Contingencies..........................
Minority Interests.....................................     485.6       481.7
Stockholder's Equity
  Capital stock and additional paid-in capital.........   8,150.4     8,146.1
  Net income retained for use in the business..........     330.8       257.8
                                                        ---------   ---------
Subtotal Stockholder's Equity..........................   8,481.2     8,403.9
                                                        ---------   ---------
  Accumulated Other Comprehensive Income (Loss)
   Minimum pension liability adjustment................     (37.1)      (37.1)
   Accumulated unrealized gains on securities..........      11.5        16.1
   Accumulated foreign currency translation
    adjustments........................................      (4.5)       (1.0)
                                                        ---------   ---------
  Accumulated other comprehensive loss.................     (30.1)      (22.0)
                                                        ---------   ---------
Total Stockholder's Equity.............................   8,451.1     8,381.9
                                                        ---------   ---------
Total Liabilities and Stockholder's Equity............. $13,411.7   $13,435.0
                                                        =========   =========

--------
Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (Unaudited)

                                                               Three Months
                                                              Ended March 31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
                                                                (Dollars in
                                                                 Millions)
Cash Flows from Operating Activities
    Net Cash Provided by (Used in) Operating Activities..... $    6.5  $  (38.7)
                                                             --------  --------
Cash Flows from Investing Activities
Investment in companies, net of cash acquired...............   (242.1)     (8.4)
Expenditures for property...................................    (47.1)    (38.1)
Increase in satellites......................................   (230.2)   (270.1)
Early buy-out of satellite under sale and leaseback.........   (141.3)    (96.6)
Proceeds from disposal of property..........................      --       17.6
                                                             --------  --------
    Net Cash Used in Investing Activities...................   (660.7)   (395.6)
                                                             --------  --------
Cash Flows from Financing Activities
Net increase in notes and loans payable.....................     14.2       --
Long-term debt borrowings...................................    405.0     875.0
Repayment of long-term debt.................................   (327.1)   (725.0)
                                                             --------  --------
    Net Cash Provided by Financing Activities...............     92.1     150.0
                                                             --------  --------
Net decrease in cash and cash equivalents...................   (562.1)   (284.3)
Cash and cash equivalents at beginning of the period........  1,342.1   2,783.8
                                                             --------  --------
Cash and cash equivalents at end of the period.............. $  780.0  $2,499.5
                                                             ========  ========

--------
Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)

Note 1. Basis of Presentation

   The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, all adjustments (consisting only of normal recurring items) which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. For further information, refer to the financial statements and notes thereto included in the General Motors ("GM") 1998 Annual Report on Form 10-K.

   The financial statements include the applicable portion of intangible assets, including goodwill, and related amortization resulting from purchase accounting adjustments associated with GM's purchase of Hughes in 1985.

   In 1998, Hughes adopted American Institute of Certified Public Accountants Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires that all start-up costs previously capitalized be written off and recognized as a cumulative effect of accounting change, net of taxes, as of the beginning of the year of adoption. On a prospective basis, these types of costs are required to be expensed as incurred. The unfavorable cumulative effect of this accounting change was $9.2 million after-tax, or $0.02 per share of GM Class H common stock in the first quarter of 1998.

Note 2. Inventories

                                                          March 31, December 31,
                                                            1999        1998
                                                          --------- ------------
                                                          (Dollars in Millions)
      Major Classes of Inventories
      Productive material and supplies...................  $ 72.2      $ 73.4
      Work in process....................................   390.0       285.1
      Finished goods.....................................   116.6       113.0
                                                           ------      ------
          Total..........................................  $578.8      $471.5
                                                           ======      ======

Note 3. Comprehensive Income

   Hughes' total comprehensive income was as follows:

                                                          Three Months Ended
                                                               March 31,
                                                          ------------------
                                                            1999        1998
                                                         ----------  ----------
                                                         (Dollars in Millions)
      Net income........................................ $     73.0  $     39.2
      Other comprehensive loss:
        Foreign currency translation adjustments........       (3.5)       (0.3)
        Unrealized loss on securities...................       (4.6)       (0.6)
                                                         ----------  ----------
         Other comprehensive loss.......................       (8.1)       (0.9)
                                                         ----------  ----------
          Total comprehensive income.................... $     64.9  $     38.3
                                                         ==========  ==========

Note 4. Earnings Per Share Attributable to GM Class H Common Stock and Available Separate Consolidated Net Income

   Earnings per share attributable to GM Class H common stock is determined based on the relative amounts available for the payment of dividends to holders of GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                         HUGHES ELECTRONICS CORPORATION

                                  (Unaudited)

Note 4. Earnings Per Share Attributable to GM Class H Common Stock and Available Separate Consolidated Net Income--Concluded

   Amounts available for the payment of dividends on GM Class H common stock are based on the Available Separate Consolidated Net Income ("ASCNI") of Hughes. The ASCNI of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from GM's acquisition of Hughes (earnings used for computation of ASCNI), multiplied by a fraction, the numerator of which is a number equal to the weighted-average number of shares of GM Class H common stock outstanding during the period (106.3 million and 104.1 million during the first quarters of 1999 and 1998, respectively) and the denominator of which was 400.2 and 399.9 million during the first quarters of 1999 and 1998, respectively. The denominator used in determining the ASCNI of Hughes may be adjusted from time-to-time as deemed appropriate by the GM Board of Directors ("GM Board") to reflect subdivisions or combinations of the GM Class H common stock, certain transfers of capital to or from Hughes, the contribution of shares of capital stock of GM to or for the benefit of Hughes employees and the retirement of GM Class H common stock purchased by Hughes. The GM Board's discretion to make such adjustments is limited by criteria set forth in GM's Restated Certificate of Incorporation.

   Effective January 1, 1999, shares of Class H common stock delivered by GM in connection with the award of such shares to and the exercise of stock options by employees of Hughes will increase the denominator of the fraction referred to above. Prior to January 1, 1999, there was no dilutive effect resulting from the assumed exercise of stock options, because the exercise of stock options did not affect the GM Class H dividend base (denominator). The basic and diluted earnings per share for Class H common stock for the period ended March 31, 1999 (in millions except per share amounts) is as follows:

                                                                       Per Share
                                                        ASCNI   Shares  Amount
                                                        ------  ------ ---------
      Basic EPS........................................ $ 20.8  106.3    $0.20
      Effect of Dilutive Securities....................    0.8    5.9     0.01
                                                        ------  -----    -----
      Diluted EPS......................................  $21.6  112.2    $0.19
                                                        ======  =====    =====

   Basic and diluted earnings attributable to Class H common stock on a per share basis were $0.11 at March 31, 1998.

Note 5. Other Postretirement Benefits

   Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities" or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

Note 6. Acquisitions

   On January 22, 1999, Hughes agreed to acquire PRIMESTAR's 2.3 million subscriber medium-power direct-to-home satellite business and the high-power satellite assets and direct-broadcast satellite orbital frequencies of Tempo Satellite, a wholly-owned subsidiary of TCI Satellite Entertainment, Inc. The transactions will be accounted for using the purchase method of accounting. On April 28, 1999, the acquisition of

                         HUGHES ELECTRONICS CORPORATION

                                  (Unaudited)
PRIMESTAR's direct-to-home business was completed. The purchase price consisted of $1.1 billion in cash and 4,871,448 shares of GM Class H common stock, for a total purchase price of $1.33 billion, based on the average market price of $47.87 per share of Class H common stock at the time the acquisition agreement was signed. The purchase price for the Tempo Satellite assets consists of $500.0 million in cash. Of this purchase price, $150.0 million was paid on March 10, 1999 for a satellite that has not yet been launched. The remaining $350.0 million is for an in-orbit satellite and related satellite orbital frequencies. Such amount is payable upon Federal Communications Commission approval of the transfer of the 11 frequencies, which is expected in mid-1999. There can be no assurance that the Federal Communications Commission will approve this transfer or that this portion of the Tempo Satellite transaction will be consummated.

   In December 1998, Hughes agreed to acquire all of the outstanding capital stock of United States Satellite Broadcasting Company, Inc. ("USSB"). USSB provides direct-to-home premium satellite programming in conjunction with DIRECTV's basic programming service. USSB launched its service in June 1994 and, as of March 31, 1999, had more than 2.2 million subscribers nationwide, over 90% of whom are also DIRECTV subscribers. The acquisition will be accounted for using the purchase method of accounting. The purchase price, consisting of cash and GM Class H common stock, will be determined at closing based upon an agreed-upon formula and will not exceed $1.62 billion in the aggregate. Subject to certain limitations in the merger agreement, USSB shareholders will be entitled to elect to receive cash or shares of GM Class H common stock. The amount of cash to be paid in the merger cannot be less than 30% or greater than 50% of the aggregate purchase price with the remaining consideration consisting of GM Class H common stock. The merger, which is subject to USSB shareholder approval, is expected to close in the second quarter of 1999.

   In October 1998, Hughes agreed to acquire, pending regulatory approval in Mexico, an additional ownership interest in Grupo Galaxy Mexicana, S.A. de C.V. ("GGM"), a Galaxy Latin America, LLC local operating company located in Mexico, from Grupo MVS, S.A. de C.V. The GGM transaction was completed in February 1999 upon receipt of government regulatory approval in Mexico. Hughes' equity ownership represents 49.0% of the voting equity and all of the non-voting equity of GGM. The GGM transaction was accounted for using the purchase method of accounting. The increased ownership resulted in GGM's consolidation since the date of acquisition.

Note 7. Segment Reporting

   Hughes' segments, which are differentiated by their products and services, include Direct-To-Home Broadcast, Satellite Services, Satellite Systems and Network Systems. Direct-To-Home Broadcast is engaged in acquiring, promoting, selling and/or distributing digital programming via satellite to residential and commercial customers. Satellite Services is engaged in the selling, leasing and operating of satellite transponders and providing services for cable television systems, news companies, Internet service providers and private business networks. Satellite Systems designs, manufactures and markets satellites and satellite components. Network Systems products include satellite-based business networks and Internet access service, cellular-based fixed wireless telephony systems, mobile cellular digital packet data systems and DIRECTV(TM) receiver equipment. Other includes the corporate office and other entities.

                         HUGHES ELECTRONICS CORPORATION

                                  (Unaudited)
Operating Segments:

                          Direct-
                          To-Home  Satellite Satellite Network
                         Broadcast Services   Systems  Systems  Other   Eliminations  Total
                         --------- --------- --------- -------  ------  ------------ --------
                                               (Dollars in Millions)
For the Three Months
 Ended:
March 31, 1999
External Revenues.......  $556.0    $159.7    $535.6   $200.5       --         --    $1,451.8
Intersegment Revenues...     0.6      33.8      94.7     30.4   $  0.2    $(159.7)         --
                          ------    ------    ------   ------   ------    -------    --------
Total Revenues..........  $556.6    $193.5    $630.3   $230.9   $  0.2    $(159.7)   $1,451.8
                          ------    ------    ------   ------   ------    -------    --------
Operating (Loss)
 Profit(1)..............  $(23.4)   $ 78.3    $(14.4)  $(17.8)  $(13.4)   $ (51.4)   $  (42.1)
                          ------    ------    ------   ------   ------    -------    --------
March 31, 1998
External Revenues.......  $387.9    $167.1    $553.7   $179.1   $  3.2         --    $1,291.0
Intersegment Revenues...      --      25.9      70.6      5.6      0.3    $(102.4)         --
                          ------    ------    ------   ------   ------    -------    --------
Total Revenues..........  $387.9    $193.0    $624.3   $184.7   $  3.5    $(102.4)   $1,291.0
                          ------    ------    ------   ------   ------    -------    --------
Operating (Loss)
 Profit(1)..............  $(31.6)   $ 84.9    $ 55.1   $(11.9)  $(10.8)   $  (7.4)   $   78.3
                          ------    ------    ------   ------   ------    -------    --------

--------
(1) Includes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes amounting to $0.8 million in each of the three-month periods for the Satellite Services segment and $4.5 million in each of the three-month periods for Other.

Note 8. Contingencies

   In connection with the 1997 spin-off of the defense electronics business of Hughes' predecessor and the subsequent merger of that business with Raytheon Company, the terms of the merger agreement provided a process for resolving disputes that might arise in connection with post-closing financial adjustments that were also called for by the terms of the merger agreement. Such financial adjustments might require a cash payment from Raytheon to Hughes or vice versa. A dispute currently exists regarding the post-closing adjustments which Hughes and Raytheon have proposed to one another and related issues regarding the adequacy of disclosures made by Hughes to Raytheon in the period prior to consummation of the merger. In an attempt to resolve the dispute, Hughes gave notice to Raytheon to commence an arbitration process pursuant to the procedures under the merger agreement. Raytheon responded by filing an action in Delaware Chancery Court which seeks to enjoin the arbitration as premature. That litigation is now inactive and Raytheon and Hughes are now proceeding with the dispute resolution process. It is possible that the ultimate resolution of the post-closing financial adjustment and of related disclosure issues may result in Hughes making a payment to Raytheon that would be material to Hughes. However, the amount of any payment that either party might be required to make to the other cannot be determined at this time. Hughes intends to vigorously pursue resolution of the disputes through the arbitration processes, opposing the adjustments proposed by Raytheon, and seeking the payment from Raytheon that it has proposed.

   On February 24, 1999, the Department of Commerce notified Hughes that it intended to deny a U.S. government export license Hughes was required to obtain in connection with a contract with Asia-Pacific Mobile Telecommunications Satellite Pte. Ltd. ("APMT") for the provision of a satellite-based mobile telecommunications system. As a result, APMT and Hughes terminated the contract on April 9, 1999, resulting in a pre-tax charge to Hughes' earnings of $92 million in the first quarter of 1999.

   Hughes had maintained a suit against the U.S. government since September 1973 regarding the U.S. government's infringement and use of a Hughes patent covering "Velocity Control and Orientation of a Spin

                         HUGHES ELECTRONICS CORPORATION

                   NOTES TO FINANCIAL STATEMENTS--(Concluded)
                                  (Unaudited)
Stabilized Body," principally satellites (the "Williams Patent"). In April 1998, the U.S. Court of Appeals for the Federal Circuit reaffirmed earlier decisions in the Williams Patent case including the award of $114.0 million in damages, plus interest. In March 1999, Hughes received and recognized as income a $154.6 million payment from the U.S. government as a final settlement of the suit.

                         HUGHES ELECTRONICS CORPORATION

                  UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA*
                    PRO FORMA CONDENSED STATEMENT OF INCOME

                                                Years Ended December 31,
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
                                            (Dollars in Millions Except Per
                                                     Share Amounts)
Total revenues............................. $  5,963.9  $  5,128.3  $  4,008.7
Total costs and expenses...................    5,693.8     4,821.9     3,798.6
                                            ----------  ----------  ----------
Operating profit...........................      270.1       306.4       210.1
Non-operating (expense) income.............      (58.3)      332.8        33.0
Income taxes...............................      (44.7)      236.7       104.8
Minority interests in net losses of
 subsidiaries..............................       24.4        24.8        52.6
Income (loss) from discontinued
 operations................................                   64.0        (7.4)
Extraordinary item.........................                  (20.6)
Cumulative effect of accounting change.....       (9.2)
                                            ----------  ----------  ----------
Earnings Used for Computation of Available
 Separate Consolidated Net Income.......... $    271.7  $    470.7  $    183.5
                                            ==========  ==========  ==========
Earnings Attributable to General Motors
  Class H Common Stock on a Per Share
   Basis:
  Income from continuing operations before
   extraordinary item and cumulative effect
   of accounting change.................... $     0.70  $     1.07  $     0.48
  Discontinued operations..................                   0.16       (0.02)
  Extraordinary item.......................                  (0.05)
  Cumulative effect of accounting change...      (0.02)
                                            ----------  ----------  ----------
Earnings Attributable to General Motors
  Class H Common Stock..................... $     0.68  $     1.18  $     0.46
                                            ==========  ==========  ==========

                         HUGHES ELECTRONICS CORPORATION

                  UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA*
                       PRO FORMA CONDENSED BALANCE SHEET

                                                             December 31,
                                                         ---------------------
                                                            1998       1997
                                                         ---------- ----------
                                                         (Dollars in Millions)
                         ASSETS
Total Current Assets.................................... $  3,846.4 $  4,773.1
Satellites, net.........................................    3,197.5    2,643.4
Property, net...........................................    1,059.2      889.7
Net Investment in Sales-type Leases.....................      173.4      337.6
Intangible Assets, Investments and Other Assets, net....    4,731.9    3,639.6
                                                         ---------- ----------
    Total Assets........................................ $ 13,008.4 $ 12,283.4
                                                         ========== ==========
             LIABILITIES AND OWNER'S EQUITY
Total Current Liabilities............................... $  2,009.5 $  1,449.8
Long-Term Debt..........................................      778.7      637.6
Postretirement Benefits Other Than Pensions, Other
 Liabilities and Deferred Credits.......................    1,783.2    1,724.1
Minority Interests......................................      481.7      607.8
Total Owner's Equity (1)................................    7,955.3    7,864.1
                                                         ---------- ----------
Total Liabilities and Owner's Equity (1)................ $ 13,008.4 $ 12,283.4
                                                         ========== ==========

   Certain 1997 amounts have been reclassified to conform with the 1998 presentation.
--------
* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes.
(1) General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                         HUGHES ELECTRONICS CORPORATION

                        PRO FORMA SELECTED SEGMENT DATA

                                                   Years Ended December 31,
                                                  ----------------------------
                                                    1998      1997      1996
                                                  --------  --------  --------
                                                    (Dollars in Millions)
Direct-To-Home Broadcast
Total Revenues................................... $1,816.1  $1,276.9  $  621.0
Operating Loss...................................   (228.1)   (254.6)   (319.8)
Depreciation and Amortization....................    102.3      86.1      67.3
Segment Assets...................................  2,190.4   1,408.7   1,023.4
Capital Expenditures(1)..........................    230.8     105.6      63.5
Satellite Services
Total Revenues................................... $  767.3  $  629.9  $  482.8
Operating Profit.................................    321.6     296.2     242.4
Operating Profit Margin..........................     41.9%     47.0%     50.2%
Depreciation and Amortization....................    231.7     141.9      55.2
Segment Assets...................................  5,824.2   5,612.8   1,202.6
Capital Expenditures(2)..........................    921.7     625.7     308.7
Satellite Systems
Total Revenues................................... $2,831.1  $2,491.9  $2,056.4
Operating Profit.................................    246.3     226.3     183.3
Operating Profit Margin..........................      8.7%      9.1%      8.9%
Depreciation and Amortization....................     49.2      39.4      34.4
Segment Assets...................................  1,491.2   1,312.6     757.8
Capital Expenditures.............................     99.7     113.9      87.8
Network Systems
Total Revenues................................... $1,076.7  $1,011.3  $1,070.0
Operating Profit.................................     10.9      74.1     107.7
Operating Profit Margin..........................      1.0%      7.3%     10.1%
Depreciation and Amortization....................     41.7      32.0      28.3
Segment Assets...................................  1,299.0   1,215.6     964.0
Capital Expenditures.............................     40.0      43.1      45.3
Eliminations and Other
Total Revenues................................... $ (527.3) $ (281.7) $ (221.5)
Operating (Loss).................................    (80.6)    (35.6)     (3.5)
Depreciation and Amortization....................      8.9      (3.0)      9.4
Segment Assets...................................  2,203.6   2,733.7     (43.8)
Capital Expenditures.............................    136.3     (61.7)    (55.9)
Total
Total Revenues................................... $5,963.9  $5,128.3  $4,008.7
Operating Profit.................................    270.1     306.4     210.1
Operating Profit Margin..........................      4.5%      6.0%      5.2%
Depreciation and Amortization....................    433.8     296.4     194.6
Segment Assets................................... 13,008.4  12,283.4   3,904.0
Capital Expenditures.............................  1,428.5     826.6     449.4

   Certain 1997 and 1996 amounts have been reclassified to conform with 1998 classifications.
--------
* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes.
(1) Includes expenditures related to satellites amounting to $70.2 million in 1998.
(2) Includes expenditures related to satellites amounting to $726.3 million, $606.1 million and $259.2 million, respectively. Also included in the 1998 amount is $155.5 million related to the early buy-out of satellite sale-leasebacks.

                         HUGHES ELECTRONICS CORPORATION

             UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA*--Concluded
                       PRO FORMA SELECTED FINANCIAL DATA

                                            Years Ended December 31,
                                       --------------------------------------
                                        1998    1997    1996    1995    1994
                                       ------  ------  ------  ------  ------
                                             (Dollars in Millions)
Operating profit...................... $  270  $  306  $  210  $  172  $  235
Income from continuing operations
 before income taxes, minority
 interests, extraordinary item and
 cumulative effect of accounting
 change............................... $  212  $  639  $  243  $  119  $  174
Earnings used for computation of
 available separate consolidated net
 income............................... $  272  $  471  $  184  $   27  $   62
Average number of GM Class H dividend
 base shares
 (in millions)(1).....................  399.9   399.9   399.9   399.9   399.9
Owner's equity........................ $7,955  $7,864  $2,023  $2,119  $1,790
Working capital....................... $1,837  $3,323  $  278  $  312  $  274
Operating profit as a percent of
 revenues.............................    4.5%    6.0%    5.2%    5.4%    8.7%
Income from continuing operations
 before income taxes, minority
 interests, extraordinary item and
 cumulative effect of accounting
 change as a percent of revenues......    3.6%   12.5%    6.1%    3.8%    6.5%
Net income as a percent of revenues...    4.6%    9.2%    4.6%    0.9%    2.3%
Return on equity(2)...................    3.4%    9.5%    8.9%    1.4%    3.8%
Income before interest expense and
 income taxes as a percent of
 capitalization(3)....................    3.2%   14.3%   16.3%    9.4%   14.0%
Pre-tax return on total assets(4).....    1.9%    8.2%    8.0%    3.8%    6.0%

--------
* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes.
(1) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 105.3 million in 1998.
(2) Earnings used for computation of available separate consolidated net income divided by average owner's equity (General Motors' equity in its wholly-owned subsidiary, Hughes). Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).
(3) Income from continuing operations before interest expense, income taxes, extraordinary item and cumulative effect of accounting change divided by average owner's equity plus average total debt.
(4) Income from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change divided by average total assets.

                         HUGHES ELECTRONICS CORPORATION

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Hughes Electronics Corporation:

   We have audited the accompanying Balance Sheet of Hughes Electronics Corporation (as more fully described in Note 1 to the financial statements) as of December 31, 1998 and 1997 and the related Statement of Income and Available Separate Consolidated Net Income, Statement of Changes in Owner's Equity and Statement of Cash Flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the index on Page F-1. These financial statements and the financial statement schedule are the responsibility of Hughes Electronics Corporation's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Hughes Electronics Corporation at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material reports, the information set forth therein.

   As discussed in Note 2 to the accompanying financial statements, effective January 1, 1998, Hughes Electronics Corporation changed its method of accounting for costs of start-up activities by adopting American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities.

                                                 /s/ Deloitte & Touche LLP
                                          _____________________________________
                                                   Deloitte & Touche LLP

Los Angeles, California
January 20, 1999
(March 1, 1999 as to Note 19)

                         HUGHES ELECTRONICS CORPORATION

                            STATEMENT OF INCOME AND
                   AVAILABLE SEPARATE CONSOLIDATED NET INCOME

                                                  Years Ended December 31,
                                                -------------------------------
                                                  1998       1997       1996
                                                ---------  ---------  ---------
                                                 (Dollars in Millions Except
                                                     Per Share Amounts)
Revenues
 Product sales................................  $ 3,360.3  $ 3,143.6  $ 3,009.0
 Direct broadcast, leasing and other
  services....................................    2,603.6    1,984.7      999.7
                                                ---------  ---------  ---------
Total Revenues................................    5,963.9    5,128.3    4,008.7
                                                ---------  ---------  ---------
Operating Costs and Expenses
 Cost of products sold........................    2,627.3    2,493.3    2,183.7
 Broadcast programming and other costs........    1,175.7      912.3      631.8
 Selling, general and administrative
  expenses....................................    1,457.0    1,119.9      788.5
 Depreciation and amortization................      433.8      296.4      194.6
 Amortization of GM purchase accounting
  adjustments.................................       21.0       21.0       21.0
                                                ---------  ---------  ---------
Total Operating Costs and Expenses............    5,714.8    4,842.9    3,819.6
                                                ---------  ---------  ---------
Operating Profit..............................      249.1      285.4      189.1
Interest income...............................      112.3       33.1        6.8
Interest expense..............................      (17.5)     (91.0)     (42.9)
Other, net....................................     (153.1)     390.7       69.1
                                                ---------  ---------  ---------
Income From Continuing Operations Before
 Income Taxes, Minority Interests,
 Extraordinary Item and Cumulative Effect of
 Accounting Change............................      190.8      618.2      222.1
Income taxes..................................      (44.7)     236.7      104.8
Minority interests in net losses of
 subsidiaries.................................       24.4       24.8       52.6
                                                ---------  ---------  ---------
Income from continuing operations before
 extraordinary item and cumulative effect of
 accounting change............................      259.9      406.3      169.9
Income (Loss) from discontinued operations,
 net of taxes.................................        --         1.2       (7.4)
Gain on sale of discontinued operations, net
 of taxes.....................................        --        62.8        --
                                                ---------  ---------  ---------
Income before extraordinary item and
 cumulative effect of accounting change.......      259.9      470.3      162.5
Extraordinary item, net of taxes..............        --       (20.6)       --
Cumulative effect of accounting change, net of
 taxes........................................       (9.2)       --         --
                                                ---------  ---------  ---------
Net Income....................................      250.7      449.7      162.5
Adjustments to exclude the effect of GM
 purchase accounting adjustments..............       21.0       21.0       21.0
                                                ---------  ---------  ---------
Earnings Used for Computation of Available
 Separate Consolidated Net Income.............  $   271.7  $   470.7  $   183.5
                                                =========  =========  =========
Available Separate Consolidated Net Income
Average number of shares of General Motors
 Class H Common Stock outstanding (in
 millions) (Numerator)........................      105.3      101.5       98.4
Class H dividend base (in millions)
 (Denominator)................................      399.9      399.9      399.9
Available Separate Consolidated Net Income....  $    71.5  $   119.4  $    45.2
                                                =========  =========  =========
Earnings Attributable to General Motors Class
 H Common Stock on a Per Share Basis
Income from continuing operations before
 extraordinary item and cumulative effect of
 accounting change............................  $    0.70  $    1.07  $    0.48
 Discontinued operations......................        --        0.16      (0.02)
 Extraordinary item...........................        --       (0.05)       --
 Cumulative effect of accounting change.......      (0.02)       --         --
                                                ---------  ---------  ---------
Earnings Attributable to General Motors Class
 H Common Stock...............................  $    0.68  $    1.18  $    0.46
                                                =========  =========  =========

         Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION

                                 BALANCE SHEET

                                                            December 31,
                                                        ----------------------
                                                           1998        1997
                                                        ----------  ----------
                                                        (Dollars in Millions)
                        ASSETS
Current Assets
 Cash and cash equivalents............................. $  1,342.1  $  2,783.8
 Accounts and notes receivable, net of allowances of
  $23.9 and $15.2......................................      922.4       630.0
 Contracts in process, less advances and progress
  payments of $27.0 and $50.2..........................      783.5       575.6
 Inventories...........................................      471.5       486.4
 Prepaid expenses and other, including deferred income
  taxes of $33.6 and $93.2.............................      326.9       297.3
                                                        ----------  ----------
Total Current Assets...................................    3,846.4     4,773.1
Satellites, net........................................    3,197.5     2,643.4
Property, net..........................................    1,059.2       889.7
Net Investment in Sales-type Leases....................      173.4       337.6
Intangible Assets, net of accumulated amortization of
 $413.2 and $318.3.....................................    3,552.2     2,954.8
Investments and Other Assets...........................    1,606.3     1,132.4
                                                        ----------  ----------
Total Assets........................................... $ 13,435.0  $ 12,731.0
                                                        ==========  ==========
            LIABILITIES AND OWNER'S EQUITY
Current Liabilities
 Accounts payable...................................... $    764.1  $    472.8
 Advances on contracts.................................      291.8       209.8
 Deferred revenues.....................................       43.8        77.8
 Current portion of long-term debt.....................      156.1         --
 Accrued liabilities...................................      753.7       689.4
                                                        ----------  ----------
Total Current Liabilities..............................    2,009.5     1,449.8
                                                        ----------  ----------
Long-Term Debt.........................................      778.7       637.6
Deferred Gains on Sales and Leasebacks.................      121.5       191.9
Accrued Operating Leaseback Expense....................       56.0       100.2
Postretirement Benefits Other Than Pensions............      150.7       154.8
Other Liabilities and Deferred Credits.................      811.1       706.4
Deferred Income Taxes..................................      643.9       570.8
Commitments and Contingencies
Minority Interests.....................................      481.7       607.8
Owner's Equity
 Capital stock and additional paid-in capital..........    8,146.1     8,322.8
 Net income retained for use in the business...........      257.8         7.1
                                                        ----------  ----------
Subtotal Owner's Equity................................    8,403.9     8,329.9
                                                        ----------  ----------
 Accumulated Other Comprehensive Income (Loss)
   Minimum pension liability adjustment................      (37.1)      (34.8)
   Accumulated unrealized gains on securities..........       16.1        21.4
   Accumulated foreign currency translation
    adjustments........................................       (1.0)       (4.8)
                                                        ----------  ----------
 Accumulated other comprehensive loss..................      (22.0)      (18.2)
                                                        ----------  ----------
Total Owner's Equity...................................    8,381.9     8,311.7
                                                        ----------  ----------
Total Liabilities and Owner's Equity................... $ 13,435.0  $ 12,731.0
                                                        ==========  ==========

   Certain 1997 amounts have been reclassified to conform with the 1998 presentation.

   Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION

                     STATEMENT OF CHANGES IN OWNER'S EQUITY

                             (Dollars in Millions)

                                                   Net    Accumulated
                                       Capital    Income     Other
                            Parent    Stock and  Retained   Compre-
                          Company's   Additional for Use    hensive    Total    Compre-
                             Net       Paid-In    in the    Income    Owner's   hensive
                          Investment   Capital   Business   (loss)     Equity   Income
                          ----------  ---------- -------- ----------- --------  -------
Balance at January 1,
 1996...................  $ 2,615.1                         $ (6.2)   $2,608.9
Net distribution to
 Parent Company.........     (280.6)                                    (280.6)
Net income..............      162.5                                      162.5  $162.5
Foreign currency
 translation
 adjustments............                                       0.8         0.8     0.8
                                                                                ------
Comprehensive income....                                                        $163.3
                          ---------                         ------    --------  ======
Balance at December 31,
 1996...................    2,497.0                           (5.4)    2,491.6
Net contribution from
 Parent Company.........    1,124.2                                    1,124.2
Transfer of capital from
 Parent Company's net
 investment.............   (4,063.8)   $4,063.8                            --
Capital contribution
 resulting from the
 Hughes Transactions....                4,259.0                        4,259.0
Minimum pension
 liability adjustment
 resulting from the
 Hughes Transactions....                                     (34.8)      (34.8)
Unrealized gains on
 securities resulting
 from the Hughes
 Transactions...........                                      21.4        21.4
Net income..............      442.6               $  7.1                 449.7  $449.7
Foreign currency
 translation
 adjustments............                                       0.6         0.6     0.6
                                                                                ------
Comprehensive income....                                                        $450.3
                          ---------    --------   ------    ------    --------  ======
Balance at December 31,
 1997...................        --      8,322.8      7.1     (18.2)    8,311.7
Net income..............                           250.7                 250.7  $250.7
Delco post-closing price
 adjustment.............                 (199.7)                        (199.7)
Tax benefit from
 exercise of GM Class H
 common stock options...                   23.0                           23.0
Minimum pension
 liability adjustment...                                      (2.3)       (2.3)   (2.3)
Foreign currency
 translation
 adjustments............                                       3.8         3.8     3.8
Unrealized gains on
 securities:
  Unrealized holding
   gains................                                       1.8         1.8     1.8
  Less: reclassification
   adjustment for gains
   included in net
   income...............                                      (7.1)       (7.1)   (7.1)
                                                                                ------
Comprehensive income....                                                        $246.9
                          ---------    --------   ------    ------    --------  ======
Balance at December 31,
 1998...................  $            $8,146.1   $257.8    $(22.0)   $8,381.9
                          =========    ========   ======    ======    ========

         Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION

                            STATEMENT OF CASH FLOWS

                                                  Years Ended December 31,
                                                 -----------------------------
                                                   1998       1997      1996
                                                 ---------  ---------  -------
                                                    (Dollars in Millions)
Cash Flows from Operating Activities
Net Income.....................................  $   250.7  $   449.7  $ 162.5
Adjustments to reconcile net income to net cash
 provided by continuing operations
 (Income) Loss from discontinued operations,
  net of taxes.................................        --        (1.2)     7.4
 Gain on sale of discontinued operations, net
  of taxes.....................................        --       (62.8)     --
 Extraordinary item, net of taxes..............        --        20.6      --
 Cumulative effect of accounting change, net of
  taxes........................................        9.2        --       --
 Depreciation and amortization.................      433.8      296.4    194.6
 Amortization of GM purchase accounting
  adjustments..................................       21.0       21.0     21.0
 Net gain on sale of investments and businesses
  sold.........................................      (13.7)    (489.7)  (120.3)
 Gross profit on sales-type leases.............        --       (33.6)   (51.8)
 Deferred income taxes and other...............      153.2      285.5     91.9
 Change in other operating assets and
  liabilities
 Accounts and notes receivable.................      (97.5)    (239.0)   (87.0)
 Contracts in process..........................     (230.9)    (174.2)    54.1
 Inventories...................................       20.2      (60.7)  (121.5)
 Collections of principal on net investment in
  sales-type leases............................       40.6       22.0     31.2
 Accounts payable..............................      277.3     (184.1)   116.8
 Advances on contracts.........................       82.0      (95.6)    97.6
 Deferred revenues.............................      (34.0)     (21.2)    80.6
 Accrued liabilities...........................       66.8      217.8     22.4
 Deferred gains on sales and leasebacks........      (36.2)     (42.9)   (41.6)
 Other.........................................      (67.3)     102.5    (90.5)
                                                 ---------  ---------  -------
 Net Cash Provided by Continuing Operations....      875.2       10.5    367.4
 Net cash used by discontinued operations......        --       (15.9)    (8.0)
                                                 ---------  ---------  -------
 Net Cash Provided by (Used in) Operating
  Activities...................................      875.2       (5.4)   359.4
                                                 ---------  ---------  -------
Cash Flows from Investing Activities
Investment in companies, net of cash acquired..   (1,240.3)  (1,798.8)   (32.2)
Expenditures for property......................     (343.6)    (251.3)  (261.5)
Increase in satellites.........................     (945.2)    (633.5)  (191.6)
Proceeds from sale of investments..............       12.4      242.0      --
Proceeds from the sale and leaseback of
 satellite transponders with General Motors
 Acceptance Corporation........................        --         --     252.0
Proceeds from the sale of minority interest in
 subsidiary....................................        --         --     137.5
Early buy-out of satellite under sale and
 leaseback.....................................     (155.5)       --       --
Proceeds from sale of discontinued operations..        --       155.0      --
Proceeds from disposal of property.............       20.0       55.1     15.3
Proceeds from insurance claims.................      398.9        --       --
                                                 ---------  ---------  -------
 Net Cash Used in Investing Activities.........   (2,253.3)  (2,231.5)   (80.5)
                                                 ---------  ---------  -------
Cash Flows from Financing Activities
Long-term debt borrowings......................    1,165.2    2,383.3      --
Repayment of long-term debt....................   (1,024.1)  (2,851.9)     --
Premium paid to retire debt....................        --       (34.4)     --
Contributions from (distributions to) Parent
 Company.......................................        --     1,124.2   (279.8)
Payment to General Motors for Delco post-
 closing price adjustment......................     (204.7)       --       --
Capital infusion resulting from Hughes
 Transactions..................................        --     4,392.8      --
                                                 ---------  ---------  -------
 Net Cash (Used in) Provided by Financing
  Activities...................................      (63.6)   5,014.0   (279.8)
                                                 ---------  ---------  -------
Net (decrease) increase in cash and cash
 equivalents...................................   (1,441.7)   2,777.1     (0.9)
Cash and cash equivalents at beginning of the
 year..........................................    2,783.8        6.7      7.6
                                                 ---------  ---------  -------
Cash and cash equivalents at end of the year...  $ 1,342.1  $ 2,783.8  $   6.7
                                                 =========  =========  =======

 Certain 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation.

         Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

Note 1: Basis of Presentation and Description of Business

   On December 17, 1997, Hughes Electronics Corporation ("Hughes Electronics") and General Motors Corporation ("GM"), the parent of Hughes Electronics, completed a series of transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes Electronics and unlock stockholder value in GM. The Hughes Transactions included the tax-free spin-off of the defense electronics business ("Hughes Defense") to holders of GM $1 2/3 par value and Class H common stocks, the transfer of Delco Electronics Corporation ("Delco"), the automotive electronics business, to GM's Delphi Automotive Systems unit and the recapitalization of GM Class H common stock into a new tracking stock, GM Class H common stock, that is linked to the remaining telecommunications and space business. The Hughes Transactions were followed immediately by the merger of Hughes Defense with Raytheon Company ("Raytheon"). For the periods prior to the consummation of the Hughes Transactions on December 17, 1997, Hughes Electronics, consisting of its defense electronics, automotive electronics and telecommunications and space businesses, is hereinafter referred to as former Hughes or Parent Company.

   In connection with the recapitalization of Hughes Electronics on December 17, 1997, the telecommunications and space business of former Hughes, consisting principally of its direct-to-home broadcast, satellite services, satellite systems and network systems businesses, was contributed to the recapitalized Hughes Electronics. Such telecommunications and space business, both before and after the recapitalization, is hereinafter referred to as Hughes. The accompanying financial statements and footnotes pertain only to Hughes and do not include balances of former Hughes related to Hughes Defense or Delco.

   Prior to the Hughes Transactions, the Hughes businesses were effectively operated as divisions of former Hughes. For the period prior to December 18, 1997, these financial statements include allocations of corporate expenses from former Hughes, including research and development, general management, human resources, financial, legal, tax, quality, communications, marketing, international, employee benefits and other miscellaneous services. These costs and expenses have been charged to Hughes based either on usage or using allocation methodologies primarily based upon total revenues, certain tangible assets and payroll expenses. Management believes the allocations were made on a reasonable basis; however, they may not necessarily reflect the financial position, results of operations or cash flows of Hughes on a stand-alone basis in the future. Also, prior to December 18, 1997, interest expense in the Statement of Income and Available Separate Consolidated Net Income included an allocated share of total former Hughes' interest expense.

   The Hughes Transactions had a significant impact on the Hughes balance sheet. Prior to the consummation of the Hughes Transactions, Hughes participated in the centralized cash management system of former Hughes, wherein cash receipts were transferred to and cash disbursements were funded by former Hughes on a daily basis. Accordingly, Hughes' balance sheet included only cash and cash equivalents held directly by the telecommunications and space business. In conjunction with the completion of the Hughes Transactions, certain assets and liabilities were contributed by former Hughes to Hughes. The contributed assets and liabilities consisted principally of cash, pension assets and liabilities, liabilities for other postretirement benefits, deferred taxes, property and equipment, and other miscellaneous items. In addition, Hughes received $4.0 billion of cash proceeds from the borrowings incurred by Hughes Defense prior to its spin-off to GM.

   The accompanying financial statements include the applicable portion of intangible assets, including goodwill, and related amortization resulting from purchase accounting adjustments associated with GM's purchase of Hughes in 1985.

   Hughes is a leading manufacturer of communications satellites and provider of satellite-based services. It owns and operates one of the world's largest private fleets of geostationary communications satellites and is the world's leading supplier of satellite-based private business networks. Hughes is also a leader in the direct

                         HUGHES ELECTRONICS CORPORATION
broadcast satellite market with its programming distribution service known as DIRECTV(R), which was introduced in the U.S. in 1994 and was the first high-powered, all digital, Direct-To-Home ("DTH") television distribution service in North America. DIRECTV began service in Latin America in 1996 and Japan in 1997. Hughes also provides communications equipment and services in the mobile communications and packet switching markets. Its equipment and services are applied in, among other things, data, video and audio transmission, cable and network television distribution, private business networks, digital cellular communications and DTH satellite broadcast distribution of television programming.

Note 2: Summary of Significant Accounting Policies

 Principles of Combination and Consolidation

   Prior to December 18, 1997, the financial statements present the financial position, results of operations and cash flows of the telecommunications and space business owned and operated by former Hughes on a combined basis. Subsequent to the Hughes Transactions, the accompanying financial statements are presented on a consolidated basis. The financial statements include the accounts of Hughes and its domestic and foreign subsidiaries that are more than 50% owned or controlled by Hughes, with investments in associated companies in which Hughes owns at least 20% of the voting securities or has significant influence accounted for under the equity method of accounting.

 Use of Estimates in the Preparation of the Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

 Revenue Recognition

   Revenues are generated from sales of satellites and telecommunications equipment, DTH broadcast subscriptions, and the sale of transponder capacity and related services through outright sales, sales-type leases and operating lease contracts.

   Sales under long-term contracts are recognized primarily using the percentage-of-completion (cost-to-cost) method of accounting. Under this method, sales are recorded equivalent to costs incurred plus a portion of the profit expected to be realized, determined based on the ratio of costs incurred to estimated total costs at completion. Profits expected to be realized on long-term contracts are based on estimates of total sales value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on contracts are recorded in the period in which they are identified.

   Certain contracts contain cost or performance incentives which provide for increases in profits for surpassing stated objectives and decreases in profits for failure to achieve such objectives. Amounts associated with incentives are included in estimates of total sales values when there is sufficient information to relate actual performance to the objectives.

   Sales which are not pursuant to long-term contracts are generally recognized as products are shipped or services are rendered. DTH subscription revenues are recognized when programming is viewed by subscribers. Programming payments received from subscribers in advance of viewing are recorded as deferred revenue until earned.

                        HUGHES ELECTRONICS CORPORATION

   Satellite transponder lease contracts qualifying for capital lease treatment (typically based on the term of the lease) are accounted for as sales-type leases, with revenues recognized equal to the net present value of the future minimum lease payments. Upon entering into a sales-type lease, the cost basis of the transponder is removed and charged to cost of products sold. The portion of each periodic lease payment deemed to be attributable to interest income is recognized in each respective period. Contracts for sales of transponders typically include telemetry, tracking and control ("TT&C") service agreements. Revenues related to TT&C service agreements are recognized as the services are performed.

   Transponder and other lease contracts that do not qualify as sales-type leases are accounted for as operating leases. Operating lease revenues are recognized on a straight-line basis over the respective lease term. Differences between operating lease payments received and revenues recognized are deferred and included in accounts and notes receivable or investments and other assets.

   Hughes has entered into agreements for the sale and leaseback of certain of its satellite transponders. The leaseback transactions have been classified as operating leases and, therefore, the capitalized cost and associated depreciation related to satellite transponders sold are not included in the accompanying financial statements. Gains resulting from such transactions are deferred and amortized over the leaseback period. Leaseback expense is recorded using the straight-line method over the term of the lease, net of amortization of the deferred gains. Differences between operating leaseback payments made and expense recognized are deferred and included in accrued operating leaseback expense.

 Cash Flows

   Cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less.

   Net cash from operating activities includes cash payments made for interest of $53.2 million, $156.8 million and $55.8 million in 1998, 1997 and 1996, respectively. Net cash refunds received by Hughes for prior year income taxes amounted to $59.9 million in 1998. Cash payments for income taxes amounted to $24.0 million and $36.5 million in 1997 and 1996, respectively.

   Certain non-cash transactions occurred in connection with the consummation of the Hughes Transactions on December 17, 1997, resulting in a contribution of a net liability of $133.8 million.

   In 1997, in a separate non-cash transaction, Hughes' subsidiary, PanAmSat Corporation ("PanAmSat"), converted its outstanding preferred stock into debt amounting to $438.5 million.

 Contracts in Process

   Contracts in process are stated at costs incurred plus estimated profit, less amounts billed to customers and advances and progress payments applied. Engineering, tooling, manufacturing, and applicable overhead costs, including administrative, research and development and selling expenses, are charged to costs and expenses when incurred. Contracts in process include amounts relating to contracts with long production cycles, with $151.0 million of the 1998 amount expected to be billed after one year. Amounts billed under retainage provisions of contracts are not significant, and substantially all amounts are collectible within one year. Under certain contracts with the U.S. Government, progress payments are received based on costs incurred on the respective contracts. Title to the inventories related to such contracts (included in contracts in process) vests with the U.S. Government.

                         HUGHES ELECTRONICS CORPORATION

 Inventories

   Inventories are stated at the lower of cost or market principally using the average cost method.

                                                                   1998   1997
                                                                  ------ ------
                                                                   (Dollars in
                                                                    Millions)
   Major Classes of Inventories
   Productive material and supplies.............................. $ 73.4 $ 57.5
   Work in process...............................................  285.1  328.5
   Finished goods................................................  113.0  100.4
                                                                  ------ ------
     Total....................................................... $471.5 $486.4
                                                                  ====== ======

 Property, Satellites and Depreciation

   Property and satellites are carried at cost. Satellite costs include construction costs, launch costs, launch insurance and capitalized interest. Capitalized satellite costs represent the costs of successful satellite launches. Satellite costs related to unsuccessful launches, net of insurance proceeds, are recognized in the period of failure. Depreciation is computed generally using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the life of the asset or term of the lease.

 Intangible Assets

   Intangible assets, a majority of which is goodwill, are amortized using the straight-line method over periods not exceeding 40 years.

 Software Development Costs

   Other assets include certain software development costs capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Capitalized software development costs at December 31, 1998 and 1997, net of accumulated amortization of $70.6 million and $107.7 million, respectively, totaled $104.1 million and $99.0 million. The software is amortized using the greater of the units of revenue method or the straight-line method over its useful life, not in excess of five years. Software program reviews are conducted to ensure that capitalized software development costs are properly treated and costs associated with programs that are not generating revenues are appropriately written off.

 Valuation of Long-Lived Assets

   Hughes periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost of disposal.

 Research and Development

   Expenditures for research and development are charged to costs and expenses as incurred and amounted to $121.4 million in 1998, $120.4 million in 1997 and $94.6 million in 1996.

                         HUGHES ELECTRONICS CORPORATION

 Foreign Currency

   Substantially all of Hughes' foreign operations have determined the local currency to be their functional currency. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as part of accumulated other comprehensive income
(loss), a separate component of owner's equity. Gains and losses resulting from remeasurement into the functional currency of transactions denominated in non-functional currencies are recognized in earnings. Net foreign currency transaction gains and losses included in the operating results were not material for all years presented.

 Financial Instruments and Investments

   Hughes maintains investments in equity securities of unaffiliated companies. These investments are considered available-for-sale and carried at current fair value with unrealized gains or losses, net of taxes, reported as part of accumulated other comprehensive income (loss), a separate component of owner's equity. Fair value is determined by market quotes, when available, or by management estimate.

   Market values of financial instruments, other than debt and derivative instruments, are based upon management estimates. Market values of debt and derivative instruments are determined by quotes from financial institutions.

   The carrying value of cash and cash equivalents, accounts and notes receivable, investments and other assets, accounts payable, amounts included in accrued liabilities meeting the definition of a financial instrument and debt approximated fair value at December 31, 1998.

   Hughes' derivative contracts primarily consist of foreign exchange-forward contracts. Hughes enters into these contracts to reduce its exposure to fluctuations in foreign exchange rates. Foreign exchange-forward contracts are accounted for as hedges to the extent they are designated as, and are effective as, hedges of firm foreign currency commitments. Gains and losses on foreign exchange-forward contracts designated as hedges of firm foreign currency commitments are recognized in income in the same period as gains and losses on the underlying transactions are recognized.

 Stock Compensation

   Hughes issues stock options to employees with grant prices equal to the fair value of the underlying security at the date of grant. No compensation cost has been recognized for options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. See Note 10 for information regarding the pro forma effect on earnings of recognizing compensation cost based on the estimated fair value of the stock options granted, as required by SFAS No. 123, Accounting for Stock-Based Compensation.

   Compensation related to stock awards is recognized ratably over the vesting period and, where required, periodically adjusted to reflect changes in the stock price of the underlying security.

 Market Concentrations and Credit Risk

   Sales under U.S. Government contracts were 12.4%, 15.3% and 22.5% of total revenues in 1998, 1997 and 1996, respectively. Hughes provides services and extends credit to a large number of customers in the

                         HUGHES ELECTRONICS CORPORATION
commercial satellite communications market and to a large number of residential consumers. Management monitors its exposure to credit losses and maintains allowances for anticipated losses.

 Accounting Change

   In 1998, Hughes adopted American Institute of Certified Pubic Accountants Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires that all start-up costs previously capitalized be written off and recognized as a cumulative effect of accounting change, net of taxes, as of the beginning of the year of adoption. On a prospective basis, these types of costs are required to be expensed as incurred. The unfavorable cumulative effect of this accounting change at January 1, 1998 was $9.2 million after-tax, or $0.02 per share of GM Class H common stock.

 New Accounting Standard

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires all derivatives to be recorded as either assets or liabilities and the instruments to be measured at fair value. Gains or losses resulting from changes in the values of those derivatives are to be recognized immediately or deferred depending on the use of the derivative and whether or not it qualifies as a hedge. Hughes plans to adopt SFAS No. 133 by January 1, 2000, as required. Management is currently assessing the impact of this statement on Hughes' results of operations and financial position.

Note 3: Property and Satellites, Net

                                             Estimated
                                            Useful Lives
                                              (years)       1998       1997
                                            ------------ ---------- ----------
                                                         (Dollars in Millions)
   Land and improvements...................     5-25     $     51.7 $     51.2
   Buildings and unamortized leasehold
    improvements...........................     2-45          321.8      305.8
   Machinery and equipment.................     3-12        1,163.1    1,015.4
   Furniture, fixtures and office
    machines...............................     3-10           80.2       83.2
   Construction in progress................      --           285.3      169.9
                                                         ---------- ----------
   Total...................................                 1,902.1    1,625.5
   Less accumulated depreciation...........                   842.9      735.8
                                                         ---------- ----------
   Property, net...........................              $  1,059.2 $    889.7
                                                         ========== ==========
   Satellites..............................     9-16     $  3,783.2 $  3,051.9
   Less accumulated depreciation...........                   585.7      408.5
                                                         ---------- ----------
   Satellites, net.........................              $  3,197.5 $  2,643.4
                                                         ========== ==========

   Hughes capitalized interest of $55.3 million, $64.5 million and $12.9 million for 1998, 1997 and 1996, respectively, as part of the cost of its satellites under construction.

Note 4: Leasing Activities

   Future minimum lease payments due from customers under noncancelable satellite transponder operating leases, exclusive of amounts due from subleases reported below, are $550.5 million in 1999, $498.9 million in 2000, $477.6 million in 2001, $462.5 million in 2002, $440.7 million in 2003 and $2,031.7 million thereafter.

                         HUGHES ELECTRONICS CORPORATION

   The components of the net investment in sales-type leases are as follows:

                                                                  1998   1997
                                                                 ------ ------
                                                                  (Dollars in
                                                                   Millions)
   Total minimum lease payments................................. $301.9 $662.5
   Less unearned interest income and allowance for doubtful
    accounts....................................................  106.0  297.1
                                                                 ------ ------
   Total net investment in sales-type leases....................  195.9  365.4
   Less current portion.........................................   22.5   27.8
                                                                 ------ ------
     Total...................................................... $173.4 $337.6
                                                                 ====== ======

   Future minimum payments due from customers under sales-type leases and related service agreements as of December 31, 1998 are as follows:

                                                        Minimum       Service
                                                         Lease       Agreement
                                                        Payments     Payments
                                                       -----------  -----------
                                                       (Dollars in Millions)
   1999...............................................  $      46.1   $      4.5
   2000...............................................         44.7          5.7
   2001...............................................         45.8          5.7
   2002...............................................         44.9          5.7
   2003...............................................         43.4          5.7
   Thereafter.........................................         77.0         10.4
                                                        -----------   ----------
     Total............................................  $     301.9   $     37.7
                                                        ===========   ==========

   In February 1996, Hughes entered into a sale-leaseback agreement for certain satellite transponders on Galaxy III-R with General Motors Acceptance Corporation ("GMAC"), a subsidiary of GM. Proceeds from the sale were $252.0 million, and the sale resulted in a deferred gain of $108.8 million. In 1992 and 1991, Hughes entered into sale-leaseback agreements for certain transponders on Galaxy VII and SBS-6, respectively, resulting in deferred gains of $180.0 million in 1992 and $96.1 million in 1991. Deferred gains from sale-leaseback agreements are amortized over the expected term of leaseback period. In 1998, PanAmSat exercised certain early buy-out options on the SBS-6 transaction and repurchased the transponders for a total payment of $155.5 million. In January 1999, PanAmSat exercised early buy-out options for $141.3 million related to certain transponders on Galaxy VII, and has remaining early buy-out options of approximately $227.0 million on Galaxy III-R and Galaxy VII that can be exercised later in 1999.

   As of December 31, 1998, the future minimum leaseback amounts payable to lessors under the operating leasebacks and the future minimum sublease amounts due from subleases under noncancelable subleases are as follows:

                                              Minimum Leaseback
                                                   Payments     Sublease Amounts
                                              ----------------- ----------------
   1999......................................      $ 90.9            $ 57.5
   2000......................................       120.3              58.2
   2001......................................        71.9              53.2
   2002......................................       110.9              49.5
   2003......................................        26.6              34.2
                                                   ------            ------
     Total...................................      $420.6            $252.6
                                                   ======            ======

                         HUGHES ELECTRONICS CORPORATION

Note 5: Accrued Liabilities

                                                             1998       1997
                                                          ---------- ----------
                                                          (Dollars in Millions)
   Payroll and other compensation........................ $    196.5 $    200.2
   Contract-related provisions...........................      138.0       76.0
   Reserve for consumer finance and rebate programs......       93.0       86.9
   Other.................................................      326.2      326.3
                                                          ---------- ----------
     Total............................................... $    753.7 $    689.4
                                                          ========== ==========

Note 6: Long-Term Debt

                                                             1998       1997
                                                          ---------- ----------
                                                          (Dollars in Millions)
   Notes payable......................................... $    750.0 $      --
   Revolving credit facilities...........................      155.9      500.0
   Bridge loan...........................................        --       100.0
   Other.................................................       28.9       37.6
                                                          ---------- ----------
   Total debt............................................      934.8      637.6
   Less current portion..................................      156.1        --
                                                          ---------- ----------
     Total long-term debt................................ $    778.7 $    637.6
                                                          ========== ==========

   Notes payable consisted of five, seven, ten and thirty-year notes totaling $750.0 million issued by PanAmSat in January 1998. The proceeds received were used by PanAmSat to repay the revolving credit facility of $500.0 million and bridge loan of $100.0 million outstanding at December 31, 1997. The outstanding principal balances and interest rates for the five, seven, ten and thirty-year notes as of December 31, 1998 were $200.0 million at 6.00%, $275.0 million at 6.13%, $150.0 million at 6.38% and $125.0 million at 6.88%, respectively. Principal on the notes is payable at maturity, while interest is payable semi-annually.

   At December 31, 1998, Hughes' 59.1% owned subsidiary, SurFin Ltd. ("SurFin"), had a total of $155.9 million outstanding under two separate $150.0 million unsecured revolving credit facilities. The first matures on April 30, 1999 and the second matures on July 31, 1999. Both credit facilities, which are expected to be renewed, are subject to a facility fee of 0.10% per annum. Borrowings under these credit facilities bear interest at the Eurodollar Rate plus 0.15% and were included in current portion of long-term debt.

   Other long-term debt at December 31, 1998 and 1997 consisted primarily of notes bearing fixed rates of interest of 9.61% to 11.11%. Principal is payable at maturity in April 2007 while interest is payable semi-annually. Also included in other long-term debt at December 31, 1997 was $9.1 million of PanAmSat Senior Notes which were repaid in 1998.

   As part of a debt refinancing program undertaken by PanAmSat in 1997, an extraordinary charge of $20.6 million ($34.4 million before taxes) was recorded, related to the excess of the price paid for the debt over its carrying value, net of deferred financing costs.

   The aggregate maturities of long-term debt for the five years subsequent to December 31, 1998 are $156.1 million in 1999, $200.0 million in 2003 and $578.7 million thereafter.

   Hughes has $1.0 billion of unused credit available under two unsecured revolving credit facilities, consisting of a $750.0 million multi-year facility and a $250.0 million 364-day facility. The multi-year credit

                         HUGHES ELECTRONICS CORPORATION
facility provides for a commitment of $750.0 million through December 5, 2002, subject to a facility fee of 0.07% per annum. Borrowings bear interest at a rate which approximates the London Interbank Offered Rate ("LIBOR") plus 0.155%. The 364-day credit facility provides for a commitment of $250.0 million through December 1, 1999, subject to a facility fee of 0.05% per annum. Borrowings bear interest at a rate which approximates LIBOR plus 0.25%, with an additional 0.125% utilization fee when borrowings exceed 50% of the commitment. No amounts were outstanding under either facility at December 31, 1998. These facilities provide backup capacity for Hughes' $1.0 billion commercial paper program. No amounts were outstanding under the commercial paper program at December 31, 1998.

   PanAmSat maintains a $500.0 million multi-year revolving credit facility that provides for short-term and long-term borrowings and a $500.0 million commercial paper program that provides for short-term borrowings. The multi-year revolving credit facility provides for a commitment through December 24, 2002, subject to a facility fee of 0.10% per annum. Borrowings bear interest at a rate which approximates LIBOR plus 0.30%. Borrowings under the credit facility and commercial paper program are limited to $500.0 million in the aggregate. No amounts were outstanding under either agreement at December 31, 1998.

Note 7: Income Taxes

   The provision for income taxes is based on reported income from continuing operations before income taxes, minority interests, extraordinary item and cumulative effect of accounting change. Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as measured by applying currently enacted tax laws.

   Hughes and former Hughes (prior to December 18, 1997), and their domestic subsidiaries join with General Motors in filing a consolidated U.S. Federal income tax return. The portion of the consolidated income tax liability recorded by Hughes is generally equivalent to the liability it would have incurred on a separate return basis.

   Prior to December 18, 1997, certain income tax assets and liabilities were maintained by former Hughes. Income tax expense was allocated to Hughes as if Hughes filed a separate income tax return. In connection with the Hughes Transactions, certain income tax assets and liabilities were contributed to and assumed by Hughes on December 17, 1997 and are included in the accompanying balance sheet.

   The income tax provision consisted of the following:

                                                        1998     1997   1996
                                                       -------  ------ ------
                                                       (Dollars in Millions)
   U.S. Federal, state and foreign taxes currently
    (refundable) payable.............................. $(177.3) $ 24.0 $ 36.5
   U.S. Federal, state and foreign deferred tax
    liabilities, net..................................   132.6   212.7   68.3
                                                       -------  ------ ------
     Total income tax (benefit) provision............. $ (44.7) $236.7 $104.8
                                                       =======  ====== ======

   Income from continuing operations before income taxes, minority interests, extraordinary item and cumulative effect of accounting change included the following components:

                                                        1998     1997     1996
                                                       -------  -------  -------
                                                        (Dollars in Millions)
   U.S. income........................................ $ 283.8  $ 659.4  $ 218.4
   Foreign (loss) income..............................   (93.0)   (41.2)     3.7
                                                       -------  -------  -------
     Total............................................ $ 190.8  $ 618.2  $ 222.1
                                                       =======  =======  =======

                         HUGHES ELECTRONICS CORPORATION

   The combined income tax provision was different than the amount computed using the U.S. Federal statutory income tax rate for the reasons set forth in the following table:

                                                       1998     1997    1996
                                                      -------  ------  ------
                                                      (Dollars in Millions)
   Expected tax at U.S. Federal statutory income tax
    rate............................................  $  66.8  $216.4  $ 77.7
   Research and experimentation tax benefits........   (183.6)  (39.3)    --
   Foreign sales corporation tax benefit............    (30.1)  (25.5)  (24.0)
   U.S. state and local income taxes................     13.7    24.8     9.4
   Purchase accounting adjustments..................      7.3     7.3     7.3
   Losses of equity method investees................     36.7    18.7    14.8
   Minority interests in losses of partnership......     19.3    17.5    17.7
   Non-deductible goodwill amortization.............     20.1     9.7     --
   Other............................................      5.1     7.1     1.9
                                                      -------  ------  ------
     Total income tax (benefit) provision...........  $ (44.7) $236.7  $104.8
                                                      =======  ======  ======

   Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31 were as follows:

                                              1998                 1997
                                      -------------------- --------------------
                                      Deferred  Deferred   Deferred  Deferred
                                        Tax        Tax       Tax        Tax
                                       Assets  Liabilities  Assets  Liabilities
                                      -------- ----------- -------- -----------
                                                (Dollars in Millions)
   Profits on long-term contracts...   $145.5   $  155.5    $156.0   $  142.8
   Sales and leasebacks.............     65.4        --       85.8        --
   Employee benefit programs........     68.3      101.3      64.3      114.0
   Postretirement benefits other
    than pensions...................     72.3        --       72.9        --
   Customer deposits and rebates....     52.9        --       61.9        --
   State taxes......................     38.8        --       50.0        --
   Gain on PanAmSat merger..........      --       191.1       --       195.0
   Satellite launch insurance
    costs...........................      --       103.1       --        43.7
   Depreciation.....................      --       470.9       --       438.6
   Net operating loss and tax credit
    carryforwards...................     77.8        --        --         --
   Sale of equity interest in
    DIRECTV.........................      --        47.5       --        48.7
   Other............................     32.8       30.5      63.9       35.4
                                       ------   --------    ------   --------
     Subtotal.......................    553.8    1,099.9     554.8    1,018.2
   Valuation allowance..............    (64.2)       --      (14.2)       --
                                       ------   --------    ------   --------
     Total deferred taxes...........   $489.6   $1,099.9    $540.6   $1,018.2
                                       ======   ========    ======   ========

   No income tax provision has been made for the portion of undistributed earnings of foreign subsidiaries deemed permanently reinvested that amounted to approximately $18.5 million and $18.2 million at December 31, 1998 and 1997, respectively. Repatriation of all accumulated earnings would have resulted in tax liabilities of $6.4 million in 1998 and $5.4 million in 1997.

   At December 31, 1998, Hughes has $63.9 million of foreign operating loss carryforwards expiring in varying amounts between 1999 and 2003. A valuation allowance was provided for all of the foreign operating loss carryforwards.

                         HUGHES ELECTRONICS CORPORATION

   Hughes has an agreement with Raytheon which governs Hughes' rights and obligations with respect to U.S. Federal and state income taxes for all periods prior to the merger of Hughes Defense with Raytheon. Hughes is responsible for any income taxes pertaining to those periods prior to the merger, including any additional income taxes resulting from U.S. Federal and state tax audits. Hughes is also entitled to any U.S. Federal and state income tax refunds relating to those years.

   The U.S. Federal income tax returns of former Hughes have been examined through 1990. All years prior to 1983 are closed. Issues relating to the years 1983 through 1990 are being contested through various stages of administrative appeal. The Internal Revenue Service ("IRS") is currently examining former Hughes' U.S. Federal tax returns for years 1991 through 1994. Management believes that adequate provision has been made for any adjustment which might be assessed for open years.

   Hughes reached an agreement with the IRS regarding a claim for refund of U.S. Federal income taxes related to the treatment of research and experimentation costs for the years 1983 through 1995. Hughes recorded a total of $183.6 million of research and experimentation tax benefits during 1998, a substantial portion of which related to the above noted agreement with the IRS and covered prior years.

Note 8: Retirement Programs and Other Postretirement Benefits

   Hughes adopted SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 required changes in disclosure of certain information about pensions and other postretirement benefits.

   Substantially all of Hughes' employees participate in Hughes' contributory and non-contributory defined benefit retirement plans. Benefits are based on years of service and compensation earned during a specified period of time before retirement. Additionally, an unfunded, nonqualified pension plan covers certain employees. Hughes also maintains a program for eligible retirees to participate in health care and life insurance benefits generally until they reach age 65. Qualified employees who elected to participate in the Hughes contributory defined benefit pension plans may become eligible for these health care and life insurance benefits if they retire from Hughes between the ages of 55 and 65.

   Prior to December 18, 1997, the pension-related assets and liabilities and the postretirement benefit plans were maintained by former Hughes for its non-automotive businesses and were not included in the Hughes balance sheet. A portion of former Hughes' net pension expense or income and postretirement benefit cost was allocated to Hughes and is included in the Statement of Income and Available Separate Consolidated Net Income. The net pension expense allocation was $12.3 million and $12.2 million for 1997 and 1996, respectively. For 1997 and 1996, the pension expense components including benefits earned during the year, interest accrued on benefits earned in prior years, actual return on assets and net amortization and deferral, were not determined separately for the Hughes participants. The postretirement benefit cost allocated to Hughes was $11.2 million and $10.4 million for 1997 and 1996, respectively. For 1997 and 1996, the postretirement benefit cost components, including benefits earned during the year, interest accrued on benefits earned in prior years and net amortization, were not determined separately for the Hughes employees. The 1997 information presented below is based on pro rata allocations from former Hughes for each pension and postretirement benefit component.

                         HUGHES ELECTRONICS CORPORATION

   The components of the pension benefit obligation and the other postretirement benefit obligation, as well as the net benefit obligation recognized in the balance sheet, are shown below:

                                                                     Other
                                                                Postretirement
                                            Pension Benefits       Benefits
                                            ------------------  ----------------
                                              1998      1997     1998     1997
                                            --------  --------  -------  -------
                                                  (Dollars in Millions)
Change in Benefit Obligation
Net benefit obligation at beginning of
 year...................................... $1,556.4  $1,490.5  $ 135.6  $ 132.3
Service cost...............................     57.5      47.9      3.6      3.6
Interest cost..............................    110.8     110.3      9.3      9.1
Plan participants' contributions...........     14.1      13.7      --       --
Actuarial loss.............................     66.6      32.4     35.1      4.1
Acquisitions/divestitures..................      --      (17.6)     --       --
Benefits paid..............................   (151.3)   (120.8)   (12.0)   (13.5)
                                            --------  --------  -------  -------
Net benefit obligation at end of year...... $1,654.1  $1,556.4  $ 171.6  $ 135.6
                                            --------  --------  -------  -------
Change in Plan Assets
Fair value of plan assets at beginning of
 year...................................... $1,906.1  $1,716.4  $    --  $    --
Actual return on plan assets...............    165.0     302.4      --       --
Employer contributions.....................     20.3      12.0     12.0     13.5
Plan participants' contributions...........     14.1      13.7      --       --
Acquisitions/divestitures..................      --      (17.6)     --       --
Benefits paid..............................   (151.3)   (120.8)   (12.0)   (13.5)
Transfers..................................      4.7       --       --       --
                                            --------  --------  -------  -------
Fair value of plan assets at end of year...  1,958.9   1,906.1      --       --
                                            --------  --------  -------  -------
  Funded status at end of year.............    304.8     349.7   (171.6)  (135.6)
  Unamortized asset at date of adoption....      --      (12.8)     --       --
  Unamortized amount resulting from changes
   in plan provision.......................      4.4       5.1      --       --
  Unamortized net amount resulting from
   changes in plan experience and actuarial
   assumptions.............................    (80.8)   (122.3)     4.9    (31.0)
                                            --------  --------  -------  -------
Net amount recognized at end of year....... $  228.4  $  219.7  $(166.7) $(166.6)
                                            ========  ========  =======  =======
Amounts recognized in the balance sheet
 consist of:
  Prepaid benefit cost..................... $  248.1  $  227.0
  Accrued benefit cost.....................    (89.3)    (83.8) $(166.7) $(166.6)
  Intangible asset.........................      7.4      18.0      N/A      N/A
  Deferred tax assets......................     25.1      23.7      N/A      N/A
  Accumulated other comprehensive loss.....     37.1      34.8      N/A      N/A
                                            --------  --------  -------  -------
Net amount recognized at end of year....... $  228.4  $  219.7  $(166.7) $(166.6)
                                            ========  ========  =======  =======

   Included in the pension plan assets at December 31, 1998 are GM Class H common stock of $2.3 million, GM $1 2/3 common stock of $7.1 million and GMAC bonds of $3.3 million.

                         HUGHES ELECTRONICS CORPORATION

                                                                 Other
                                                            Postretirement
                                          Pension Benefits     Benefits
                                          ----------------- ----------------
                                            1998     1997    1998     1997
                                          -------- -------- -------  -------
   Weighted-average assumptions as of
    December 31
   Discount rate.........................    6.75%    7.25%    6.50%    6.75%
   Expected return on plan assets........    9.50%    9.50%     N/A      N/A
   Rate of compensation increase.........    5.00%    5.00%     N/A      N/A

   For measurement purposes, a 9.5% annual rate of increase per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually 0.5% per year to 6.0% in 2006.

                                                                    Other
                                                               Postretirement
                                           Pension Benefits       Benefits
                                           ------------------  ----------------
                                             1998      1997     1998     1997
                                           --------  --------  -------  -------
                                                 (Dollars in Millions)
   Components of net periodic benefit
    cost
   Benefits earned during the year.......  $   57.5  $   47.9  $   3.6  $   3.6
   Interest accrued on benefits earned in
    prior years..........................     110.8     110.3      9.3      9.1
   Expected return on assets.............    (144.5)   (135.7)     --       --
   Amortization components
     Unamortized asset at date of
      adoption...........................     (12.8)    (14.2)     --       --
     Unamortized amount resulting from
      changes in plan provisions.........       0.7       0.7      --       --
     Unamortized net amount resulting
      from changes in plan experience and
      actuarial assumptions..............       4.6       3.3     (0.8)    (1.5)
                                           --------  --------  -------  -------
   Net periodic benefit cost.............  $   16.3  $   12.3  $  12.1  $  11.2
                                           ========  ========  =======  =======

   The projected benefit obligation and accumulated benefit obligation for the pension plans with accumulated benefit obligations in excess of plan assets were $114.3 and $89.3, respectively, as of December 31, 1998, and $93.5 and $83.8, respectively, as of December 31, 1997. The pension plans with accumulated benefit obligations in excess of plan assets do not have any underlying assets.

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                 1-Percentage   1-Percentage
                                                Point Increase Point Decrease
                                                -------------- --------------
                                                    (Dollars in Millions)
     Effect on total of service and interest
      cost components..........................     $ 1.5          $ (1.2)
     Effect on postretirement benefit
      obligation...............................      14.0           (12.2)

   Hughes maintains 401(k) plans for qualified employees. A portion of employee contributions are matched by Hughes and amounted to $30.6 million, $26.3 million and $16.7 million in 1998, 1997 and 1996, respectively.

   Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "other postretirement benefit obligation." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

                         HUGHES ELECTRONICS CORPORATION

Note 9: Owner's Equity

   In connection with the Hughes Transactions, Hughes was recapitalized on December 17, 1997 at which time 1,000 shares of $1.00 par value common stock, representing all of the authorized and outstanding common stock of Hughes, were issued to GM. Prior to December 17, 1997, the equity of Hughes was comprised of Parent Company's net investment in its telecommunications and space business.

   The following represents changes in the components of accumulated other comprehensive income (loss), net of income taxes, as of December 31:

                                   1998                    1997                  1996
                          -----------------------  --------------------- ---------------------
                           Pre-     Tax             Pre-                  Pre-
                           tax    (Credit)  Net     tax     Tax    Net    tax     Tax    Net
                          Amount  Expense  Amount  Amount Expense Amount Amount Expense Amount
                          ------  -------- ------  ------ ------- ------ ------ ------- ------
                                                (Dollars in Millions)
Minimum pension
 liability adjustments..  $ (3.9)  $(1.6)  $(2.3)    --     --      --     --     --      --
Foreign currency
 translation
 adjustments............  $  6.4   $ 2.6   $ 3.8    $1.0   $0.4    $0.6   $1.3   $0.5    $0.8
Unrealized holding
 losses.................  $  3.0   $ 1.2   $ 1.8     --     --      --     --     --      --
Reclassification
 adjustment for gains
 included in net
 income.................  $(11.8)  $(4.7)  $(7.1)    --     --      --     --     --      --

Note 10: Incentive Plans

   Under the Hughes Electronics Corporation Incentive Plan ("the Plan"), as approved by the GM Board of Directors in 1998, shares, rights or options to acquire up to 35.6 million shares of GM Class H common stock on a cumulative basis were available for grant through December 31, 1998.

   The GM Executive Compensation Committee may grant options and other rights to acquire shares of GM Class H common stock under the provisions of the Plan. The option price is equal to 100% of the fair market value of GM Class H common stock on the date the options are granted. These nonqualified options generally vest over two to four years, expire ten years from date of grant and are subject to earlier termination under certain conditions.

   As part of the Hughes Transactions, the outstanding options of former Hughes employees who continued as Hughes employees were converted on December 18, 1997 into options to purchase recapitalized GM Class H common stock. Recognition of compensation expense was not required in connection with the conversion.

   Changes in the status of outstanding options were as follows:

                                                                    Weighted-
                                                     Shares Under    Average
                                                        Option    Exercise Price
                                                     ------------ --------------
       GM Class H Common Stock
       Outstanding at December 31, 1997.............  13,961,615      $29.08
       Granted......................................   4,180,525       51.02
       Exercised....................................  (1,506,241)      23.22
       Terminated...................................    (937,179)      31.79
                                                      ----------      ------
       Outstanding at December 31, 1998.............  15,698,720      $35.32
                                                      ==========      ======

                        HUGHES ELECTRONICS CORPORATION

   The following table summarizes information about the Plan stock options outstanding at December 31, 1998:

                                Options Outstanding         Options Exercisable
                         --------------------------------- ---------------------
                                      Weighted-
                                       Average    Weighted             Weighted-
                                      Remaining   Average               Average
     Range of Exercise     Number    Contractual  Exercise   Number    Exercise
     Prices              Outstanding Life (years)  Price   Exercisable   Price
     -----------------   ----------- ------------ -------- ----------- ---------
     $9.86 to $20.00        833,203      3.7       $14.70     833,203   $14.70
      20.01 to 30.00      1,056,354      5.9        22.18   1,056,354    22.18
      30.01 to 40.00      9,800,388      8.2        32.08   3,344,007    32.64
      40.01 to 50.00      1,372,700      9.6        43.71         --       --
      50.01 to 54.79      2,636,075      9.3        54.79         --       --
                         ----------      ---       ------   ---------   ------
     $9.86 to $54.79     15,698,720      8.1       $35.32   5,233,564   $27.67
                         ==========      ===       ======   =========   ======

   At December 31, 1998, 5,373,522 shares were available for grant under the Plan subject to GM Executive Compensation Committee approval.

   On May 5, 1997, PanAmSat adopted a stock option incentive plan with terms similar to the Plan. As of December 31, 1998, PanAmSat had issued 1,493,319 options to purchase its common stock with exercise prices ranging from $29.00 per share to $59.75 per share. The options vest ratably over three years and have a remaining life of approximately nine years on the 1998 options and eight and one-half years on the 1997 options. At December 31, 1998, 113,590 options were exercisable. The PanAmSat options have been considered in the following pro forma analysis.

   The following table presents pro forma information as if Hughes recorded compensation cost using the fair value of issued options on their grant date:

                                                  1998      1997      1996
                                                --------- --------- ---------
                                                 (Dollars in Millions Except
                                                     Per Share Amounts)
   Reported earnings used for computation of
    available separate consolidated net
    income..................................... $   271.7 $   470.7 $   183.5
   Assumed stock compensation cost, net of
    tax........................................      85.0      43.5       8.8
                                                --------- --------- ---------
   Adjusted earnings used for computation of
    available separate consolidated net
    income..................................... $   186.7 $   427.2 $   174.7
                                                ========= ========= =========
   Reported earnings per share attributable to
    GM Class H common stock.................... $    0.68 $    1.18 $    0.46
   Adjusted earnings per share attributable to
    GM Class H common stock.................... $    0.47 $    1.07 $    0.44
                                                ========= ========= =========

   For stock options granted prior to the Hughes Transactions, the estimated compensation cost was based upon an allocation from former Hughes which was calculated using the Black-Scholes valuation model for estimation of the fair value of its options. The following table presents the estimated weighted-average fair value of options granted and the assumptions used for the 1998 and 1997 calculations (stock volatility has been estimated based upon a three-year average derived from a study of a Hughes determined peer group and may not be indicative of actual volatility for future periods):

                                                                  1998    1997
                                                                 ------  ------
   Estimated fair value per option granted...................... $22.78  $26.90
   Average exercise price per option granted....................  51.02   31.71
   Stock volatility.............................................   32.8%   32.5%
   Average risk-free interest rate..............................   5.63%   5.87%
   Average option life in years.................................    6.2     7.0

                         HUGHES ELECTRONICS CORPORATION

Note 11: Other Income and Expenses

                                                         1998     1997    1996
                                                        -------  ------  ------
                                                        (Dollars in Millions)
   Gain on PanAmSat merger.............................          $489.7
   Gain on sale of DIRECTV interest to AT&T............             --   $120.3
   Equity losses from unconsolidated affiliates........ $(128.3)  (72.2)  (42.2)
   Other...............................................   (24.8)  (26.8)   (9.0)
                                                        -------  ------  ------
     Total other, net.................................. $(153.1) $390.7  $ 69.1
                                                        =======  ======  ======

   Equity losses from unconsolidated affiliates at December 31, 1998, are primarily comprised of losses at DIRECTV Japan, of which Hughes owns 31.6%, and American Mobile Satellite Corporation, of which Hughes owns 20.7%.

Note 12: Related-Party Transactions

   In the ordinary course of its operations, Hughes provides telecommunications services and sells electronic components to, and purchases sub-components from, related parties. In addition, prior to December 18, 1997, Hughes received allocations of corporate expenses and interest costs from former Hughes and GM.

   The following table summarizes significant related-party transactions:

                                                          1998   1997    1996
                                                         -------------- -------
                                                         (Dollars in Millions)
   Revenues............................................. $ 40.5 $  45.2 $  50.8
   Costs and expenses
     Purchases..........................................   29.0   275.4   241.5
     Allocation of corporate expenses...................    --     77.5    75.6
     Allocated interest.................................    --     55.6    53.2

Note 13: Earnings Per Share Attributable to GM Class H Common Stock and Available Separate Consolidated Net Income

   Earnings per share attributable to GM Class H common stock is determined based on the relative amounts available for the payment of dividends to holders of GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

   Amounts available for the payment of dividends on GM Class H common stock are based on the Available Separate Consolidated Net Income ("ASCNI") of Hughes. The ASCNI of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from GM's acquisition of Hughes (earnings used for computation of ASCNI), multiplied by a fraction, the numerator of which is a number equal to the weighted-average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during 1998, 1997 and 1996. The denominator used in determining the ASCNI of Hughes may be adjusted from time-to-time as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from Hughes. The GM Board's discretion to make such adjustments is limited by criteria set forth in GM's Restated Certificate of Incorporation.

   For 1997 and 1996, ASCNI and earnings attributable to GM Class H common stock are presented on a pro forma basis. Prior to the Hughes Transactions, such amounts were calculated based on the financial

                         HUGHES ELECTRONICS CORPORATION
performance of former Hughes. Since the 1997 and 1996 financial statements relate only to the telecommunications and space business of former Hughes prior to the consummation of the Hughes Transactions, they do not reflect the earnings attributable to the GM Class H common stock on a historical basis. The pro forma presentation is used, therefore, to present the financial results which would have been achieved for 1997 and 1996 relative to the GM Class H common stock had they been calculated based on the performance of the telecommunication and space business of former Hughes.

   Earnings per share represent basic earnings per share. The assumed exercise of stock options does not have a dilutive effect since such exercises do not currently result in a change to the GM Class H dividend base (denominator) used in calculating earnings per share. As Hughes has no other common stock equivalents that may impact the calculation, diluted earnings per share are not presented.

   Dividends may be paid on the GM Class H common stock only when, as, and if declared by GM's Board of Directors in its sole discretion. Dividends may be paid on GM Class H common stock to the extent of the amount initially determined to be available for the payment of dividends on Class H common stock, plus the portion of earnings of GM after the closing of the Hughes Transactions attributed to GM Class H common stock. The GM Board determined that the amount initially available for the payment of dividends on shares of the recapitalized GM Class H common stock was the cumulative amount available for the payment of dividends on GM Class H common stock immediately prior to the closing of the Hughes Transactions, reduced by a pro rata portion of the net reduction in GM's total stockholders' equity resulting from the Hughes Transactions. As of December 31, 1998, the amount available for the payment of dividends on GM Class H common stock was $3.8 billion. The GM Board does not currently intend to pay cash dividends on the recapitalized GM Class H common stock.

Note 14: Acquisitions

   In December 1998, Hughes agreed to acquire all of the outstanding capital stock of United States Satellite Broadcasting Company, Inc. ("USSB"). USSB provides DTH premium satellite programming in conjunction with DIRECTV's basic programming service. USSB launched its service in June 1994 and, as of December 31, 1998, had more than two million subscribers nationwide. The acquisition will be accounted for using the purchase method of accounting. The purchase price, consisting of cash and GM Class H common stock, will be determined at closing based upon an agreed-upon formula and will not exceed $1.6 billion in the aggregate. Subject to certain limitations in the merger agreement, USSB shareholders will be entitled to elect to receive cash or shares of GM Class H common stock. The amount of cash to be paid in the merger cannot be less than 30% or greater than 50% of the aggregate purchase price with the remaining consideration consisting of GM Class H common stock. The merger, which is subject to USSB shareholder approval and the receipt of appropriate regulatory approval, is expected to close in early to mid-1999.

   In October 1998, Hughes agreed to acquire, pending regulatory approval in Mexico, an additional ownership interest in Grupo Galaxy Mexicana, S.A. de C.V. ("GGM"), a Galaxy Latin America, LLC ("GLA") local operating company located in Mexico, from Grupo MVS, S.A. de C.V. ("MVS"). Hughes' equity ownership will represent 49.0% of the voting equity and all of the non-voting equity of GGM. The GGM transaction will be accounted for using the purchase method of accounting. As part of the GGM transaction, in October 1998 Hughes acquired from MVS an additional 10.0% interest in GLA, increasing its ownership interest to 70.0%, as well as an additional 19.8% interest in SurFin, a company providing financing of subscriber receiver equipment for certain GLA local operating companies located in Latin America and Mexico, increasing its ownership percentage from 39.3% to 59.1%. The GLA and SurFin transactions were accounted for using the purchase method of accounting. The increased ownership in SurFin resulted in its consolidation since the date of acquisition. The aggregate purchase price for the transactions was $197.0 million in cash.

                         HUGHES ELECTRONICS CORPORATION

   In May 1998, Hughes purchased an additional 9.5% interest in PanAmSat for $851.4 million in cash, increasing Hughes' ownership interest in PanAmSat from 71.5% to 81.0%.

   In December 1997, Hughes repurchased from AT&T, a 2.5% equity interest in DIRECTV, ending AT&T's marketing agreement to distribute the DIRECTV direct broadcast satellite television service and DIRECTV(TM) receiver equipment. The $161.8 million repurchase resulted in goodwill of approximately $156.1 million.

   In May 1997, Hughes and PanAmSat, a leading provider of international satellite services, merged their respective satellite service operations into a new publicly-held company, which retained the name PanAmSat Corporation. Hughes contributed its Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. PanAmSat stockholders received a 28.5% interest in the new company and $1.5 billion in cash. Such cash consideration and other funds required to consummate the merger were funded by new debt financing totaling $1,725.0 million provided by Hughes, which borrowed such funds from GM.

   For accounting purposes, the merger was treated by Hughes as an acquisition of 71.5% of PanAmSat and was accounted for using the purchase method. Accordingly, the purchase price was allocated to the net assets acquired, including intangible assets, based on estimated fair values at the date of acquisition. The purchase price exceeded the fair value of net assets acquired by $2.4 billion. In addition, the merger was treated as a partial sale of the Galaxy business by Hughes and resulted in a one-time pre-tax gain of $489.7 million ($318.3 million after-tax).

   As the Hughes 1997 financial statements include only PanAmSat's results of operations since the date of acquisition, the following selected unaudited pro forma information is being provided to present a summary of the combined results of Hughes and PanAmSat as if the acquisition had occurred as of the beginning of the respective periods, giving effect to purchase accounting adjustments. The pro forma data is presented for informational purposes only and may not necessarily reflect the results of operations of Hughes had PanAmSat operated as part of Hughes for the years ended December 31, 1997 and 1996, nor are they necessarily indicative of the results of future operations. The pro forma information excludes the effect of non-recurring charges.

                                                             1997       1996
                                                          ---------- ----------
                                                          (Dollars in Millions
                                                            Except Per Share
                                                                Amounts)
   Total Revenues.......................................  $  5,247.9 $  4,189.8
   Income before extraordinary item.....................       164.1       42.1
   Net income...........................................       143.5       42.1
   Pro forma available separate consolidated net
    income..............................................        41.8       15.5
   Pro forma earnings per share attributable to GM Class
    H common stock......................................  $     0.41 $     0.16

Note 15: Derivative Financial Instruments and Risk Management

   In the normal course of business, Hughes enters into transactions that expose it to risks associated with foreign exchange rates. Hughes utilizes derivative instruments in an effort to mitigate these risks. Hughes' policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments are highly correlated with changes in market values of the underlying transactions, both at the inception of the hedge and over the life of the hedge contract.

                         HUGHES ELECTRONICS CORPORATION

   Hughes primarily uses foreign exchange-forward contracts to hedge firm commitments denominated in foreign currencies. Foreign exchange-forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. The total notional amounts of contracts afforded hedge accounting treatment at December 31, 1998 and 1997 were not significant.

   Hughes is exposed to credit risk in the event of non-performance by the counterparties to its foreign exchange-forward contracts. While Hughes believes this risk is remote, credit risk is managed through the periodic monitoring and approval of financially sound counterparties.

   In connection with debt refinancing activities by PanAmSat in 1997, PanAmSat entered into certain U.S. Treasury rate lock contracts to reduce its exposure to fluctuations in interest rates. The aggregate notional value of these contracts was $375.0 million and these contracts were accounted for as hedges. The cost to settle these instruments in 1998 was $9.1 million and is being amortized to interest expense over the term of the related debt securities.

Note 16: Discontinued Operations

   On December 15, 1997, Hughes sold substantially all of the assets and liabilities of Hughes Avicom International, Inc. ("Hughes Avicom") to Rockwell Collins, Inc. for cash. Hughes Avicom is a supplier of products and services to the commercial airline market. Hughes recorded an after-tax gain of $62.8 million on the sale. The net operating results of Hughes Avicom have been reported, net of applicable income taxes, as "Income (Loss) from discontinued operations, net of taxes" and the net cash flows as "Net cash used by discontinued operations."

   Summarized financial information for Hughes Avicom follows:

                                                            1997        1996
                                                         ----------- ----------
                                                         (Dollars in Millions)
   Revenues............................................. $     102.5 $     89.9
   Net income (loss)....................................         1.2       (7.4)

--------
*  Includes the results of Hughes Avicom through December 15, 1997.

Note 17: Segment Reporting

   Hughes' segments, which are differentiated by their products and services, include Direct-To-Home Broadcast, Satellite Services, Satellite Systems and Network Systems. Direct-To-Home Broadcast is engaged in acquiring, promoting, selling and/or distributing digital programming via satellite to residential and commercial customers. Satellite Services is engaged in the selling, leasing and operating of satellite transponders and providing services for cable television systems, news companies, Internet service providers and private business networks. Satellite Systems designs, manufactures and markets satellites and satellite components. Network Systems products include satellite-based business networks and Internet access service, cellular-based fixed wireless telephone systems and mobile cellular digital packet data systems. Other includes the corporate office and other entities.

                         HUGHES ELECTRONICS CORPORATION

                          Direct-
                          To-Home   Satellite Satellite Network
                         Broadcast  Services   Systems  Systems   Other    Eliminations   Total
                         ---------  --------- --------- -------- --------  ------------ ---------
                                                 (Dollars in Millions)
1998
External Revenues....... $1,813.7   $  643.8  $2,493.4  $1,000.6 $   12.4               $ 5,963.9
Intersegment Revenues...      2.4      123.5     337.7      76.1      0.8    $(540.5)         --
                         --------   --------  --------  -------- --------    -------    ---------
Total Revenues.......... $1,816.1   $  767.3  $2,831.1  $1,076.7 $   13.2    $(540.5)   $ 5,963.9
                         --------   --------  --------  -------- --------    -------    ---------
Operating Profit (1).... $ (228.1)  $  318.3  $  246.3  $   10.9 $  (68.2)   $ (30.1)   $   249.1
Depreciation and
 Amortization (1).......    102.3      235.0      49.2      41.7     31.6       (5.0)       454.8
Intangibles, net........      --     2,433.5       --       53.6  1,065.1        --       3,552.2
Segment Assets (2)......  2,190.4    5,890.5   1,491.2   1,299.0  2,856.8     (292.9)    13,435.0
Capital Expenditures
 (3)....................    230.8      921.7      99.7      40.0      3.3      133.0      1,428.5
                         --------   --------  --------  -------- --------    -------    ---------
1997
External Revenues....... $1,276.9   $  537.3  $2,290.0  $  998.3 $   25.8               $ 5,128.3
Intersegment Revenues...      --        92.6     201.9      13.0      2.7    $(310.2)         --
                         --------   --------  --------  -------- --------    -------    ---------
Total Revenues.......... $1,276.9   $  629.9  $2,491.9  $1,011.3 $   28.5    $(310.2)   $ 5,128.3
                         --------   --------  --------  -------- --------    -------    ---------
Operating Profit (1).... $ (254.6)  $  292.9  $  226.3  $   74.1 $  (47.9)   $  (5.4)   $   285.4
Depreciation and
 Amortization (1).......     86.1      145.2      39.4      32.0     14.7        --         317.4
Intangibles, net........      --     2,498.5       --        --     456.3        --       2,954.8
Segment Assets (2)......  1,408.7    5,682.4   1,312.6   1,215.6  3,298.1     (186.4)    12,731.0
Capital Expenditures
 (3)....................    105.6      625.7     113.9      43.1      0.4      (62.1)       826.6
                         --------   --------  --------  -------- --------    -------    ---------
1996
External Revenues....... $  621.0   $  381.7  $1,950.4  $1,049.6 $    6.0               $ 4,008.7
Intersegment Revenues...      --       101.1     106.0      20.4      1.7    $(229.2)         --
                         --------   --------  --------  -------- --------    -------    ---------
Total Revenues.......... $  621.0   $  482.8  $2,056.4  $1,070.0 $    7.7    $(229.2)   $ 4,008.7
                         --------   --------  --------  -------- --------    -------    ---------
Operating Profit (1).... $ (319.8)  $  239.1  $  183.3  $  107.7 $  (13.5)   $  (7.7)   $   189.1
Depreciation and
 Amortization (1).......     67.3       58.5      34.4      28.3     27.1        --         215.6
Intangibles, net........      --        72.9       --        --     395.1        --         468.0
Segment Assets (2)......  1,023.4    1,275.5     757.8     964.0    457.1     (105.2)     4,372.6
Capital Expenditures
 (3)....................     63.5      308.7      87.8      45.3      --       (55.9)       449.4
                         --------   --------  --------  -------- --------    -------    ---------

   Certain 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation.

(1) Includes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes amounting to $3.3 million in each of the years for the Satellite Services segment and $17.7 million in each of the years in Other.

(2) Assets of the Satellite Services segment and Other include the unamortized purchase accounting adjustments associated with GM's acquisition of Hughes. Satellite Services includes unamortized purchase accounting adjustments of $66.3 million in 1998, $69.6 million in 1997 and $72.9 million in 1996. Other includes unamortized purchase accounting adjustments of $360.3 million in 1998, $378.0 million in 1997 and $395.7 million in 1996.

(3) Includes expenditures related to satellites in segments as follows: $70.2 million in 1998 for Direct-To-Home Broadcast segment and $726.3 million, $606.1 million and $259.2 million in 1998, 1997 and 1996, respectively, for Satellite Services segment. Satellite Services segment also includes $155.5 million in 1998 related to the early buy-out of satellite sale-leasebacks.

                         HUGHES ELECTRONICS CORPORATION

   A reconciliation of operating profit to income from continuing operations before income taxes, minority interests, extraordinary item and cumulative effect of accounting change, as shown in the Statement of Income and Available Separate Consolidated Net Income, follows:

                                                        1998     1997    1996
                                                       -------  ------  ------
                                                       (Dollars in Millions)
   Operating profit................................... $ 249.1  $285.4  $189.1
   Interest income....................................   112.3    33.1     6.8
   Interest expense...................................   (17.5)  (91.0)  (42.9)
   Other, net.........................................  (153.1)  390.7    69.1
                                                       -------  ------  ------
   Income from continuing operations before income
    taxes, minority interests, extraordinary item and
    cumulative effect of accounting change............ $ 190.8  $618.2  $222.1
                                                       =======  ======  ======

   The following table presents revenues earned from customers located in different geographic areas. Property and satellites are grouped by their physical location. All satellites are reported as United States assets.

                                   1998                1997                1996
                            ------------------- ------------------- -------------------
                                        Net                 Net                 Net
                             Total   Property &  Total   Property &  Total   Property &
                            Revenues Satellites Revenues Satellites Revenues Satellites
                            -------- ---------- -------- ---------- -------- ----------
                                               (Dollars in Millions)
   North America
     United States......... $3,534.3  $4,206.3  $2,851.1  $3,507.1  $2,613.1  $1,725.1
     Canada and Mexico.....    136.7       2.0     101.3       --       27.4       --
                            --------  --------  --------  --------  --------  --------
   Total North America.....  3,671.0   4,208.3   2,952.4   3,507.1   2,640.5   1,725.1
                            --------  --------  --------  --------  --------  --------
   Europe
     United Kingdom........    842.4      14.1     583.3      10.4     336.2       8.0
     Other.................    275.5       0.6     419.0       0.4     290.0       0.3
                            --------  --------  --------  --------  --------  --------
   Total Europe............  1,117.9      14.7   1,002.3      10.8     626.2       8.3
                            --------  --------  --------  --------  --------  --------
   Latin America
     Brazil................    184.9       4.6     131.2       --       48.6       --
     Other.................    104.2      11.2      90.4       --       23.1       --
                            --------  --------  --------  --------  --------  --------
   Total Latin America.....    289.1      15.8     221.6       --       71.7       --
                            --------  --------  --------  --------  --------  --------
   Asia
     Japan.................    185.9       0.6     147.9       0.5     119.7       0.4
     India.................     83.4      14.7      46.5      12.7       8.0      11.7
     China.................     63.4       1.7     154.5       1.5     125.2       1.4
     Other.................    214.7       0.6     477.8       0.5     387.3       0.5
                            --------  --------  --------  --------  --------  --------
   Total Asia..............    547.4      17.6     826.7      15.2     640.2      14.0
                            --------  --------  --------  --------  --------  --------
   Total Middle East.......    284.3       --       77.7       --        1.2       --
   Total Africa............     54.2       0.3      47.6       --       28.9       --
                            --------  --------  --------  --------  --------  --------
   Total................... $5,963.9  $4,256.7  $5,128.3  $3,533.1  $4,008.7  $1,747.4
                            ========  ========  ========  ========  ========  ========

                         HUGHES ELECTRONICS CORPORATION

Note 18: Commitments and Contingencies

   In connection with the 1997 spin-off of Hughes Defense and its subsequent merger with Raytheon, a process was agreed to among GM, Hughes and Raytheon for resolving disputes that might arise in connection with post-closing adjustments called for by the terms of the merger agreement. Such adjustments might call for a cash payment between Hughes and Raytheon. A dispute currently exists regarding the post-closing adjustments which Hughes and Raytheon have proposed to one another. In an attempt to resolve the dispute, Hughes gave notice to Raytheon to commence the arbitration process. Raytheon responded by filing an action in Delaware Chancery Court which seeks to enjoin the arbitration as premature. It is possible that the ultimate resolution of the post-closing financial adjustment provision of the merger agreement may result in Hughes making a payment to Raytheon that could be material to Hughes. However, the amount of any payment that either party might be required to make to the other is not determinable at this time. Hughes intends to vigorously pursue resolution of the dispute through the arbitration process, opposing the adjustments Raytheon seeks and seeking the payment from Raytheon that it has proposed.

   Hughes has entered into agreements to procure commercial satellite launches, a significant number of which are expected to be used in connection with satellites ordered by outside customers. The agreements provide for launches beginning in 1999 and also contain options for additional launch vehicles. The total amount of the commitments, which is dependent upon the number of options exercised, market conditions and other factors, could exceed $2.0 billion.

   Hughes has a long-term agreement for multiple launch services aboard expendable launch vehicles using the Sea Launch ocean-based commercial launch system. Hughes plans to use options under this agreement to deliver communications satellites in-orbit. Sea Launch is scheduled to demonstrate the capabilities of its ocean-based commercial launch system with its first launch in March 1999. The first launch will carry a demonstration payload having the same mission and physical characteristics (weight, size, etc.) as an HS 702 commercial communications satellite. If the first launch is not successful or delayed, Hughes could be required by customers to procure other launch vehicles to satisfy its contractual obligations, which may lead to higher operating costs.

   DIRECTV has an agreement with General Electric Capital Corporation ("GECC") under which GECC agreed to provide an open-end revolving credit program for consumer purchases of DIRECTV receiver equipment, installations and ancillary items at selected retail establishments. Funding under this program was discontinued effective September 10, 1996. The aggregate outstanding balance under this agreement at December 31, 1998 was approximately $190.0 million. Hughes has certain rights regarding the administration of the program, and the losses from qualifying accounts under this program accrue to Hughes, subject to certain indemnity obligations of GECC. Hughes has established allowances to provide for expected losses under the program. The allowances are subject to periodic review based on information regarding the status of the program. A complaint and counterclaim have been filed by the parties in the U.S. District Court for the District of Connecticut concerning GECC's performance and DIRECTV's obligation to act as a surety. GECC claims damages from DIRECTV in excess of $140.0 million. DIRECTV seeks damages from GECC in excess of $70.0 million. Hughes intends to vigorously contest GECC's allegations and pursue its own contractual rights and remedies. Hughes does not believe that the litigation will have a material adverse impact on Hughes' results of operations or financial position. Discovery is not yet completed in the case and no trial date has been set.

   In December 1994, former Hughes entered into an agreement with Computer Sciences Corporation ("CSC") whereby CSC provides a significant amount of data processing services required by the non-automotive businesses of former Hughes. Baseline service payments to CSC are expected to aggregate approximately $1.5 billion over the term of the eight-year agreement for former Hughes. Based on historical

                         HUGHES ELECTRONICS CORPORATION
usage, approximately 17% of the costs incurred under the agreement are attributable to Hughes. The contract is cancelable by Hughes with early termination penalties.

   At December 31, 1998, minimum future commitments under noncancelable operating leases having lease terms in excess of one year, exclusive of satellite transponders leaseback payments disclosed in Note 4, are primarily for real property and aggregated $323.8 million, payable as follows: $56.6 million in 1999, $53.3 million in 2000, $52.3 million in 2001, $50.3 million in 2002, $29.4 million in 2003 and $81.9 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options. Rental expenses under operating leases were $62.0 million in 1998, $72.2 million in 1997 and $52.7 million in 1996.

   In conjunction with its performance on long-term contracts, Hughes is contingently liable under standby letters of credit and bonds in the amount of $294.3 million at December 31, 1998. In Hughes' past experience, no material claims have been made against these financial instruments. In addition, Hughes has guaranteed up to $204.6 million of bank debt, including $150.0 million related to American Mobile Satellite Corporation, and up to $22.1 million of capital lease obligations. $150.0 million of bank debt matures in March 2003; the remaining $54.6 million of bank debt matures in September 2007. The capital lease obligations are due in variable amounts over the next five years.

   In connection with the DTH broadcast businesses, Hughes has commitments related to certain programming agreements which are variable based upon the number of underlying subscribers and market penetration rates. Minimum payments over the terms of applicable contracts are anticipated to be approximately $700.0 million to $800.0 million.

   Hughes is subject to potential liability under government regulations and various claims and legal actions which are pending or may be asserted against it. The aggregate ultimate liability of Hughes under these claims and actions was not determinable at December 31, 1998. In the opinion of Hughes management, such liability is not expected to have a material adverse effect on Hughes' results of operations or financial position.

Note 19: Subsequent Events

   Hughes entered into a contract with Asia-Pacific Mobile Telecommunications Satellite Pte. Ltd. ("APMT") effective May 15, 1998, whereby Hughes was to provide to APMT a satellite-based mobile telecommunications system consisting of two satellites, a ground segment, user terminals and associated equipment and software. As part of the contract, Hughes was required to obtain all necessary U.S. Government export licenses for the APMT system by February 15, 1999. On February 24, 1999, the Department of Commerce notified Hughes that it intends to deny the export licenses required by Hughes to fulfill its contractual obligation to APMT. Hughes has until March 16, 1999 to request reconsideration of the decision. As a result of Hughes failing to obtain the export licenses, APMT has the right to terminate the contract. At this time, there are ongoing discussions between Hughes and APMT regarding the contract, and between Hughes and the U.S. Government regarding the export licenses. If the U.S. Government ultimately denies the required export licenses or APMT terminates the contract, Hughes could be required to refund $45.0 million to APMT and record a pre-tax charge to earnings of approximately $100 million in 1999.

   On January 22, 1999, Hughes agreed to acquire Primestar, Inc.'s ("Primestar") 2.3 million-subscriber medium-power DTH business. In a related transaction, Hughes also agreed to acquire the high-power satellite assets and direct broadcast satellite ("DBS") orbital frequencies of Tempo, a wholly-owned subsidiary of TCI Satellite Entertainment, Inc. The acquisitions will be accounted for using the purchase method of accounting. The purchase price for the DTH business will be comprised of $1.1 billion in cash and 4,871,448 shares of GM Class H common stock, for a total purchase price of $1,325.0 million. The DTH transaction, pending regulatory and Primestar lender approval, is expected to close in early to mid-1999. The purchase price for the Tempo

                         HUGHES ELECTRONICS CORPORATION
assets consists of $500.0 million in cash, $150.0 million of which is expected to be paid in early to mid-1999 and $350.0 million of which is payable upon Federal Communications Commission approval of the transfer of the DBS orbital frequencies, which is expected in mid to late-1999.

   Hughes has maintained a suit against the U.S. Government since September 1973 regarding the Government's infringement and use of a Hughes patent (the "Williams Patent") covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites. On April 7, 1998, the U.S. Court of Appeals for the Federal Circuit ("CAFC") reaffirmed earlier decisions in the Williams case including the award of $114.0 million in damages. The CAFC ruled that the conclusions previously reached in the Williams case were consistent with the U.S. Supreme Court's findings in the Warner-Jenkinson case. The U.S. Government petitioned the CAFC for a rehearing, was denied the request, and thereafter applied for certiorari to the U.S. Supreme Court.

   On March 1, 1999, the U.S. Supreme Court denied the U.S. Government's petition for certiorari. The case will be remanded back to the trial court (Court of Claims) for entry of the final judgment. While no amount has been recorded in the financial statements of Hughes to reflect the $114.0 million award or the interest accumulating thereon as of December 31, 1998, it is expected that resolution of this matter will result in the recognition of a pre-tax gain of approximately $150 million during 1999.

   The GGM transaction (discussed in Note 14) received regulatory approval and closed in February 1999.

                         HUGHES ELECTRONICS CORPORATION

                  SCHEDULE II--VALUATION & QUALIFYING ACCOUNTS

                                     Additions
                         Balance at  charged to    Additions
                        beginning of costs and     charged to                  Balance at end
Description                 year      expenses   other accounts   Deductions      of year
-----------             ------------ ----------  --------------   ----------   --------------
(Dollars in Thousands)
For the Year Ended
 December 31, 1998
Allowances Deducted
 from Assets
 Accounts and notes
  receivable (for
  doubtful
  receivables).........  $(15,160.3) $(37,523.6)   $(22,142.1)a   $50,929.8 b    $(23,896.2)
 Net investment in
  sales-type leases
  (for doubtful
  receivables).........   (12,896.7)        --            --        2,335.1 a     (10,561.6)
 Inventories
  (principally for
  obsolescence of
  service parts).......    (4,933.0)   (6,584.6)          --        2,284.4 c      (9,233.2)
                         ----------  ----------    ----------     ---------      ----------
   Total Allowances
    Deducted from
    Assets.............  $(32,990.0) $(44,108.2)   $(22,142.1)    $55,549.3      $(43,691.0)
                         ==========  ==========    ==========     =========      ==========
For the Year Ended
 December 31, 1997
Allowances Deducted
 from Assets
 Accounts and notes
  receivable (for
  doubtful
  receivables).........  $ (7,704.2) $(19,405.9)   $(24,218.1)a,d $36,167.9 b    $(15,160.3)
 Net investment in
  sales-type leases
  (for doubtful
  receivables).........         --          --      (13,434.1)d       537.4 a     (12,896.7)
 Inventories
  (principally for
  obsolescence of
  service parts).......    (3,501.4)   (1,694.0)          --          262.4 c      (4,933.0)
                         ----------  ----------    ----------     ---------      ----------
   Total Allowances
    Deducted from
    Assets.............  $(11,205.6) $(21,099.9)   $(37,652.2)    $36,967.7      $(32,990.0)
                         ==========  ==========    ==========     =========      ==========
For the Year Ended
 December 31, 1996
Allowances Deducted
 from Assets
 Accounts and notes
  receivable (for
  doubtful
  receivables).........  $ (1,621.1) $(20,317.6)   $(11,440.7)a   $25,675.2 b    $ (7,704.2)
 Inventories
  (principally for
  obsolescence of
  service parts).......    (2,768.8)   (3,237.1)          --        2,504.5 c      (3,501.4)
                         ----------  ----------    ----------     ---------      ----------
   Total Allowances
    Deducted from
    Assets.............  $ (4,389.9) $(23,554.7)   $(11,440.7)    $28,179.7      $(11,205.6)
                         ==========  ==========    ==========     =========      ==========

--------
a Primarily reflects the recovery of accounts previously written-off or reserved.
b Relates to accounts written-off.
c Relates to obsolete parts written-off.
d Resulting from the PanAmSat merger in May 1997, $1,023.7 for allowance for doubtful accounts and notes receivable and $13,434.1 for allowance for doubtful sales-type lease receivables were added.

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

                          CONSOLIDATED BALANCE SHEETS
                                  (unaudited)

                                                       March 31,  December 31,
                                                          1999        1998
                                                       ---------- ------------
                                                        amounts in thousands
ASSETS
Cash and cash equivalents............................. $  170,380         --
  Accounts receivable.................................     94,738     117,655
  Other receivables...................................      6,836      29,387
                                                       ----------  ----------
                                                          101,574     147,042
  Less allowance for doubtful accounts................      8,804       7,442
                                                       ----------  ----------
                                                           92,770     139,600
                                                       ----------  ----------
Prepaid expenses......................................      4,855       3,967
Property and equipment, at cost:
  Satellite reception equipment.......................  1,228,718   1,198,376
  Subscriber installation costs.......................    284,134     270,384
  Support equipment...................................     93,660      93,698
                                                       ----------  ----------
                                                        1,606,512   1,562,458
  Less accumulated depreciation.......................    456,915     413,868
                                                       ----------  ----------
                                                        1,149,597   1,148,590
                                                       ----------  ----------
Intangible assets, net of accumulated amortization....    615,568     786,373
Deferred financing costs and other assets, net of
 accumulated amortization.............................     32,307      33,557
                                                       ----------  ----------
                                                       $2,065,477  $2,112,087
                                                       ==========  ==========


                                                                     (continued)

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

                     CONSOLIDATED BALANCE SHEETS, CONTINUED
                                  (unaudited)

                                                       March 31,   December 31,
                                                         1999          1998
                                                      -----------  ------------
                                                        amounts in thousands
        LIABILITIES AND STOCKHOLDERS' DEFICIT
Accounts payable..................................... $   230,822      195,873
Accrued expenses.....................................     108,713      136,901
Accrued charges from related parties.................      22,172       14,792
Deferred revenue.....................................     106,364      100,948
Debt (note 7)........................................   1,860,717    1,833,195
Deferred income taxes................................      66,786       75,057
Other liabilities....................................      38,402       40,095
                                                      -----------   ----------
    Total liabilities................................   2,433,976    2,396,861
                                                      -----------   ----------
Stockholders' Deficit:
  Preferred stock, $.01 par value; authorized
   350,000,000 shares; none issued ..................         --           --
  Class A common stock, $.01 par value; authorized
   850,000,000 shares; issued 179,143,934 in 1999 and
   1998 .............................................       1,791        1,791
  Class B common stock, $.01 par value; authorized
   50,000,000 shares; issued 8,465,324 in 1999 and
   1998 .............................................          85           85
  Class C common stock, $.01 par value; authorized
   30,000,000 shares; issued 13,332,365 in 1999 and
   1998 .............................................         133          133
  Class D common stock, $.01 par value; authorized
   150,000,000 shares; none issued ..................         --           --
Additional paid-in capital ..........................   1,511,041    1,511,041
Accumulated deficit .................................  (1,881,549)  (1,797,824)
                                                      -----------   ----------
    Total stockholders' deficit......................    (368,499)    (284,774)
                                                      -----------   ----------
Commitments and contingencies (notes 2 and 9)........ $ 2,065,477    2,112,087
                                                      ===========   ==========

          See accompanying notes to consolidated financial statements.

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (unaudited)

                                                               Three months
                                                             ended March 31,
                                                             -----------------
                                                               1999     1998
                                                             --------  -------
                                                                amounts in
                                                                thousands,
                                                             except per share
                                                                 amounts
Revenue:
  Programming and equipment rental.......................... $385,266  154,257
  Installation..............................................    8,598   14,243
                                                             --------  -------
                                                              393,864  168,500
                                                             --------  -------
Operating costs and expenses:
  Charges from PRIMESTAR Partners L.P. (the "Partnership")
   (note 8) ................................................      --    82,235
  Operating (note 8)........................................  199,664    9,847
  Selling, general and administrative (note 8)..............  104,934   55,341
  Stock compensation (note 8)...............................      271    4,869
  Depreciation..............................................  114,461   65,105
  Amortization..............................................   24,375      --
                                                             --------  -------
                                                              443,705  217,397
                                                             --------  -------
    Operating loss..........................................  (49,841) (48,897)
Other income (expense):
  Interest expense..........................................  (42,428) (14,177)
  Share of losses of the Partnership........................      --    (5,822)
  Other, net................................................      273     (621)
                                                             --------  -------
                                                              (42,155) (20,620)
                                                             --------  -------
    Loss before income taxes................................  (91,996) (69,517)
Income tax benefit..........................................    8,271      --
                                                             --------  -------
    Net loss................................................  (83,725) (69,517)
                                                             ========  =======
Basic and diluted loss per common share (note 5)............ $   (.42) $ (1.03)
                                                             ========  =======

          See accompanying notes to consolidated financial statements.

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                       Three months ended March 31, 1999
                                  (unaudited)

                                  Common stock
                         ------------------------------ Additional                  Total
                         Class                           paid-in   Accumulated  stockholders'
                           A    Class B Class C Class D  capital     deficit       deficit
                         ------ ------- ------- ------- ---------- -----------  -------------
                                                amounts in thousands
Balance at January 1,
 1999................... $1,791    85     133     --    1,511,041  (1,797,824)    (284,774)
  Net loss .............    --    --      --      --          --      (83,725)     (83,725)
                         ------   ---     ---    ----   ---------  ----------     --------
Balance at March 31,
 1999................... $1,791    85     133     --    1,511,041  (1,881,549)    (368,499)
                         ======   ===     ===    ====   =========  ==========     ========



          See accompanying notes to consolidated financial statements.

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)

                                                              Three months
                                                             ended March 31,
                                                            ------------------
                                                              1999      1998
                                                            ---------  -------
                                                               amounts in
                                                                thousands
                                                              (see note 6)
Cash flows from operating activities:
  Net loss................................................. $ (83,725) (69,517)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation and amortization..........................   138,836   65,105
    Share of losses of the Partnership.....................       --     5,822
    Accretion of debt discount.............................     5,644    4,682
    Stock compensation.....................................       271    4,869
    Payments related to stock appreciation rights..........    (1,625)     --
    Payments related to restructuring charges..............   (10,231)     --
    Deferred tax benefit...................................    (8,271)     --
    Other non-cash charges.................................       421    7,956
    Changes in operating assets and liabilities:
      Change in receivables................................    46,830   10,845
      Change in prepaid expenses and other assets..........      (888)    (736)
      Change in accruals and payables......................    27,653  (10,209)
      Change in deferred revenue...........................     5,416   (3,114)
                                                            ---------  -------
        Net cash provided by operating activities..........   120,331   15,703
                                                            ---------  -------
Cash flows from investing activities:
  Capital expended for property and equipment..............  (118,221) (73,966)
  Proceeds from First Closing of Hughes High Power
   Transaction.............................................   149,250      --
  Other investing activities...............................    (2,820)     (75)
                                                            ---------  -------
        Net cash provided (used) by investing activities...    28,209  (74,041)
                                                            ---------  -------
Cash flows from financing activities:
  Borrowings of debt.......................................    22,000  113,000
  Repayments of debt.......................................      (160) (61,735)
  Proceeds from issuance of common stock...................       --       989
                                                            ---------  -------
        Net cash provided by financing activities..........    21,840   52,254
                                                            ---------  -------
        Net increase (decrease) in cash and cash
         equivalents.......................................   170,380   (6,084)
Cash and cash equivalents:
  Beginning of period......................................       --     6,084
                                                            ---------  -------
  End of period............................................ $ 170,380      --
                                                            =========  =======

          See accompanying notes to consolidated financial statements.

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1999
                                  (Unaudited)

(1) Organization and Basis of Presentation

   The accompanying consolidated financial statements of Phoenixstar, Inc. (formerly PRIMESTAR, Inc.) ("Phoenixstar" or the "Company") include the historical financial information of TCI Satellite Entertainment, Inc. ("TSAT") and its consolidated subsidiaries for the period prior to March 31, 1998 and Phoenixstar and its consolidated subsidiaries for the period subsequent to March 31, 1998. All significant intercompany transactions have been eliminated.

   Phoenixstar was incorporated on August 27, 1997. Through the Hughes Closing Date, as defined below, the Company owned and operated the PRIMESTAR (R) direct to home satellite service throughout the continental U.S. The PRIMESTAR (R) service is transmitted via a satellite ("GE-2") owned and operated by GE American Communications ("GE Americom") at the 85 West Longitude ("W.L.") orbital position. As a result of the consummation of the Hughes Medium Power Transaction, as defined below, the Company is no longer engaged in the digital satellite-based television services industry. The Company is in the process of satisfying its remaining liabilities, terminating any remaining contracts and winding up its business affairs.

(2) The Hughes Transactions

   Effective April 28, 1999 (the "Hughes Closing Date") and pursuant to an asset purchase agreement dated January 22, 1999 (the "Hughes Medium Power Agreement"), the Company sold its medium-power direct broadcast satellite business to Hughes Electronics Corporation ("Hughes"), a subsidiary of General Motors Corporation, for aggregate consideration of $1,358.2 million (the "Hughes Medium Power Transaction"). Such consideration was comprised of $1,100 million in cash (before working capital adjustments and transaction costs) and
4.871 million shares of General Motors Class H common stock ("GMH Stock") valued at $258.2 million on the Hughes Closing Date. The Company recognized a gain of approximately $97 million, before income tax effects, upon consummation of the Hughes Medium Power Transaction. The purchase price is subject to working capital adjustments to be settled within 90 days after the Hughes Closing Date.

   Concurrently with the Hughes Medium Power Transaction, Phoenixstar reached an agreement (the "Lock-up Agreement") with holders of approximately 84% of the aggregate principal amount of its 10 7/8% Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes"), 12 1/4% Senior Subordinated Discount Notes due 2007 (the "Senior Subordinated Discount Notes" and, together with the Senior Subordinated Notes, the "Notes"), and notes issued under its Senior Subordinated Credit Facility dated as of April 1, 1998 (the "Bridge Loans"). Holders participating in the privately negotiated transaction agreed to sell their Notes and Bridge Loans to the Company for cash equal to 85.6% of the aggregate principal amount thereof, plus stock appreciation rights ("SARs") on the shares of GMH Stock received by Phoenixstar in the Hughes Medium Power Transaction. Each SAR issued in the transaction entitles the holder to receive a payment from Phoenixstar at the end of one year from the date of issuance in the amount, if any, by which the market price per share of GMH Stock at such time exceeds $47.00 per share. Participating Note holders and bridge lenders received approximately 7.8 SARs per $1,000 principal amount of debt sold to Phoenixstar pursuant to the Lock-up Agreement. Participating Note holders and bridge lenders also agreed to (i) consent to the transaction with Hughes and
(ii) amend the indentures and credit agreement governing such debt obligations to remove substantially all covenants, other than covenants to pay interest on and principal of the Notes and Bridge Loan when due and covenants relating to certain required purchase offerings.

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Under the terms of the indentures and credit agreement governing Phoenixstar's subordinated debt, Phoenixstar is required to make an offer to purchase the remainder of the outstanding publicly traded Notes at a purchase price equal to 101% of par. In that connection, the Company has commenced an offer to purchase the remaining Notes (the "Offer to Purchase").

   In connection with the Hughes Medium Power Transaction and pursuant to a funding agreement, dated as of March 31, 1999 (the "Funding Agreement"), affiliates of the stockholders of the Company, other than TSAT, and an affiliate of Tele-Communications, Inc. (collectively, the "Stockholder Affiliates") committed to make funds available to the Company, either in the form of capital contributions or loans, up to an aggregate of $1,013 million, subject to certain conditions and triggering events set forth in the Funding Agreement (the "Stockholder Commitment"). Pursuant to such commitment, the Stockholder Affiliates contributed to the Company $307.7 million on the Hughes Closing Date (the "Initial Funding Amount"). On the Hughes Closing Date, the Company used a portion of the cash proceeds from the Hughes Medium Power Transaction and the Initial Funding Amount to (i) repay principal, interest and fees due under the Company's senior bank credit facility ($537.5 million) and
(ii) fund amounts due pursuant to the Lock-up Agreement ($543.5 million) and
(iii) fund amounts to holders of Bridge Loans who were not party to the Lock-up Agreement ($10.1 million).

   Pursuant to the indentures governing the notes (the "Indentures"), on May 13, 1999, the Company commenced a tender offer to purchase all Notes not purchased pursuant to the Lock-up Agreement (the "Remaining Notes"), on the terms required by the Indentures. The terms and conditions of such tender offer are set forth in the Offer to Purchase, dated May 13, 1999, sent by the Company to the holders of the Remaining Notes. In connection with therewith, the Company also sent to the holders of the Remaining Notes notice informing them that a "change of control" had occurred and informing them of the effectiveness of the Supplemental Indentures, as required by the Indentures.

   In connection with their approval of the Hughes Medium Power Transaction, the stockholders of Phoenixstar also approved the payment to TSAT of consideration in the form of 1.407 million shares of GMH Stock (the "Phoenixstar Payment"), subject to the terms and conditions set forth in an agreement dated as of January 22, 1999 (the "Phoenixstar Payment Agreement"). In consideration of the Phoenixstar Payment, TSAT agreed to approve the Hughes Medium Power Transaction and Hughes High Power Transaction (as defined below) as a stockholder of Phoenixstar, to modify certain agreements to facilitate the Hughes High Power Transaction, and to issue the Company a share appreciation right with respect to the shares of GMH Stock received as the Phoenixstar Payment, granting the Company the right to any market price appreciation in such GMH Stock over the one year period following the date of issuance, over an agreed strike price of $47.00. Pursuant to the Phoenixstar Payment Agreement, TSAT has also agreed to forego any liquidating distribution or other payment that may be made in respect of the outstanding shares of Phoenixstar upon any dissolution and winding-up of Phoenixstar, or otherwise in respect of Phoenixstar's existing equity. On the Hughes Closing Date, the Company issued to TSAT 1.407 million shares of GMH Stock in satisfaction of the Phoenixstar Payment.

   Subsequent to the Hughes Closing Date, the Company is responsible for (i) the payment of certain obligations not assumed by Hughes, (ii) the payment of costs, currently estimated to range from $270 million to $340 million, associated with the termination of certain vendor and service contracts and lease agreements not assumed by Hughes, (iii) the payment to all Note holders who accept the Offer to Purchase, the purchase price for each Note tendered, and the repayment of principal and interest due pursuant to the Notes not paid as part of the Lock-up Agreement or the Offer to Purchase and (iv) the repayment of amounts due under the Company's Partnership Credit Facility. The Company currently expects to fund such obligations with available cash, additional advances and/or contributions from the Stockholder Affiliates pursuant to the Stockholder Commitment and additional proceeds from the Hughes High Power Transaction, if any.

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   In a separate transaction, the Company announced that TSAT and the Company had reached an agreement with Hughes to sell (i) TSAT's authorizations granted by the Federal Communications Commission (the "FCC") and other assets and liabilities relating to a proposed DBS system being constructed by Tempo Satellite, Inc. ("Tempo"), a subsidiary of TSAT, at 119 degrees W.L. (collectively, the "Tempo DBS Assets") and (ii) Phoenixstar's rights relating to the Tempo DBS Assets ("Tempo Rights") to Hughes, for aggregate consideration valued at $500 million (the "Hughes High Power Transaction"). Pursuant to the agreement, Hughes would assume $465 million of TSAT's liability to the Partnership, pay TSAT $2.5 million in cash and pay Phoenixstar and the Partnership $32.5 million in cash. In addition, the Partnership and Phoenixstar have agreed to forgive amounts due from TSAT in excess of the $465 million to be assumed by Hughes. To facilitate such transaction, the Partnership would terminate and relinquish the Tempo Rights. Due to the fact that regulatory approval is required to transfer certain of the Tempo DBS Assets to Hughes, the Hughes High Power Transaction will be completed in two steps.

   Effective March 10, 1999, the first closing of the Hughes High Power Transaction (the "First Closing") was consummated whereby Hughes acquired one of Tempo's high power satellites ("Tempo DBS-2") and Phoenixstar's option to acquire Tempo DBS-2 (the "Tempo DBS-2 Option") for aggregate consideration of $150 million. Such consideration was comprised of the following: (i) $9,750,000 paid to Phoenixstar and the Partnership for the Tempo DBS-2 Option and the termination of the Partnership's rights under the Tempo Capacity Option, (ii) $750,000 paid to TSAT to exercise the Tempo DBS-2 Option and (iii) the assumption by Hughes of $139,500,000 due to the Partnership from TSAT in exchange for Tempo DBS-2. Simultaneously with the First Closing, Hughes repaid the liability to the Partnership that Hughes assumed.

   The sale of the remaining assets contemplated by the Hughes High Power Agreement (the "Second Closing") is subject to the receipt of appropriate regulatory approvals and other customary closing conditions and is expected to be consummated in mid-1999. In the event the Second Closing is not consummated and the Hughes High Power Agreement is abandoned, there can be no assurance that the Company will be able to recover the carrying amount of its satellite rights. Tempo has been notified that its in-orbit satellite ("Tempo DBS-1") experienced power reductions which occurred on March 29, 1999 and April 2, 1999. Although the Company does not believe the extent of such power reductions is significant, a definitive assessment of the impact on Tempo DBS-1 is not yet complete.

(3) The Restructuring

   Effective April 1, 1998 (the "Restructuring Closing Date") and pursuant to
(i) a Merger and Contribution Agreement dated as of February 6, 1998 (the "Restructuring Agreement"), among TSAT, the Company, Time Warner Entertainment Company, L.P. ("TWE"), Advance/Newhouse Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne"), and GE Americom, and (ii) an Asset Transfer Agreement dated as of February 6, 1998, between TSAT and the Company, a business combination (the "Restructuring") was consummated. In connection with the Restructuring, TSAT contributed and transferred to the Company (the "TSAT Asset Transfer") all of TSAT's assets and liabilities except (i) the capital stock of Tempo, (ii) the consideration received by TSAT in the Restructuring and (iii) the rights and obligations of TSAT under agreements with the Company and others. In addition, (i) the business of the Partnership, (ii) the business of distributing the PRIMESTAR(R) programming service ("PRIMESTAR(R)"), including certain related assets and liabilities of each of TWE, Newhouse, Comcast, Cox and affiliates of MediaOne, and (iii) the interest in the Partnership of each of TWE, Newhouse, Comcast, Cox, affiliates of MediaOne and GE Americom (collectively, the "Non-TSAT Parties") were consolidated into the Company.

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   In connection with the Restructuring, each of TSAT, Comcast, Cox, MediaOne, Newhouse, TWE and GE Americom received from the Company (i) cash or an assumption of indebtedness, (ii) shares of Class A Common Stock, $.01 par value per share, of the Company, (iii) in the case of TSAT only, shares of Class B Common Stock, $.01 par value per share, of the Company, and (iv) except in the case of TSAT and GE Americom, shares of Class C Common Stock, $.01 par value per share, of the Company, in each case in an amount determined pursuant to the Restructuring Agreement. The total consideration paid by Phoenixstar to the Non-TSAT Parties (including assumed liabilities) aggregated approximately $2.2 billion comprising $1.3 billion of cash and assumed liabilities and $900 million of common stock.

   As of March 31, 1999, the approximate ownership of Phoenixstar's common stock was as follows:

                                                                      Ownership
Name of Beneficial Owner                                              Percentage
------------------------                                              ----------
TSAT.................................................................   37.23%
TWE and Newhouse (collectively)......................................   30.02%
Comcast..............................................................    9.50%
MediaOne.............................................................    9.69%
Cox..................................................................    9.43%
GE Americom..........................................................    4.13%

   The TSAT Asset Transfer was recorded at TSAT's historical cost, and the remaining elements of the Restructuring, as set forth above, were accounted for using the purchase method of accounting. The fair value of the consideration issued to the Non-TSAT Parties was allocated to the assets and liabilities acquired based upon the estimated fair values of such assets and liabilities.

   TSAT was identified as the acquirer for accounting purposes and the predecessor for financial reporting purposes due to the fact that TSAT owned the largest interest in the Company immediately following consummation of the Restructuring.

   On a pro forma basis, the Company's revenue, net loss and loss per common share for the three months ended March 31, 1998 would have been $372,563,000, $154,206,000 and $.77 assuming the Restructuring had been consummated on January 1, 1998. Such unaudited pro forma financial information is based upon historical results of operations adjusted for acquisition costs and, in the opinion of management, is not necessarily indicative of the results had the Restructuring been consummated on January 1, 1998.

 Interim Financial Statements

   The accompanying interim consolidated financial statements of the Company are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring accruals) have been made which are necessary to present fairly the financial position of the Company as of March 31, 1999 and the results of its operations for the periods ended March 31, 1999 and 1998. The results of operations for any interim period are not necessarily indicative of the results for the entire year. These financial statements should be read in conjunction with the financial statements and related notes thereto included in the Company's December 31, 1998 Annual Report on Form 10-K.

 Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

   Certain amounts have been reclassified for comparability with the 1999 presentation.

(4) Comprehensive Loss

   The Company's total comprehensive loss for all periods presented herein did not differ from those amounts reported as net loss in the consolidated statements of operations.

(5) Loss Per Common Share

   The loss per common share for the three months ended March 31, 1999 and 1998 is based on the weighted average number of shares outstanding during the period (200,942,000 and 67,633,000 for the three months ended March 31, 1999 and 1998, respectively).

(6) Supplemental Disclosures to Consolidated Statements of Cash Flows

   Cash paid for interest was $41,514,000 and $13,844,000 during the three months ended March 31, 1999 and 1998, respectively. Cash paid for income taxes was not material during such periods.

(7) Debt

   The components of debt are as follows:

                                                         March 31,  December 31,
                                                            1999        1998
                                                         ---------- ------------
                                                          amounts in thousands
Bank Credit Facility.................................... $  535,200    513,200
Bridge Loan Agreement (a)...............................    350,000    350,000
Partnership Credit Facility.............................    575,000    575,000
Senior Subordinated Notes...............................    200,000    200,000
Senior Subordinated Discount Notes......................    195,366    189,722
Other...................................................      5,151      5,273
                                                         ----------  ---------
                                                         $1,860,717  1,833,195
                                                         ==========  =========

--------
(a) On the Restructuring Closing Date, the Company entered into a senior subordinated credit agreement (the "Bridge Loan Agreement") with certain financial institutions (the "Lenders") with respect to a $350 million unsecured senior subordinated interim loan. The Bridge Loan Agreement provided for commitments of $350 million. The commitments were fully funded to the Company on the Restructuring Closing Date.

  The obligations under the Bridge Loan Agreement were due in full one year from the Restructuring Closing Date. However, the Company had the option to convert any outstanding principal amount of the Bridge Loan on such date (the "Conversion Date") into a term loan maturing on April 1, 2008. The Company gave notice of such conversion on March 29, 1999, in accordance with the terms of the Bridge Loan Agreement. However, the Bridge Loan was repaid and all commitments were terminated on the Hughes Closing Date.

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  In addition, on the Conversion Date, the Company became obligated to enter into a stock warrant agreement with the Lenders providing for the issuance of warrants to purchase common stock of the Company equal to 2% of the Company's outstanding common stock on the Conversion Date. The warrants are to be exercisable over a ten-year period at a nominal exercise price.

   The fair value of the Company's debt is estimated based upon the quoted market prices for the same or similar issuances or on the current rates offered to the Company for debt of the same remaining maturities. With the exception of the Notes, which had an aggregate fair value of $253,250,000 at March 31, 1999, Phoenixstar believes that the fair value and the carrying value of its debt were approximately equal at March 31, 1999.

(8) Transactions With Related Parties

   The Company is a party to a satellite transponder service agreement, as amended (the "GE-2 Agreement") with an affiliate of GE Americom for satellite service on GE-2. Charges to the Company for the use of GE-2 and other services provided by GE Americom aggregated $21,585,000 for the three months ended March 31, 1999 and are included in operating expenses in the accompanying consolidated statements of operations.

   TCI and the Non-TSAT Parties, other than GE Americom, have arranged for letters of credit (the "GE-2 Letters of Credit") to support the Company's obligations under the GE-2 Agreement. Pursuant to the Restructuring Agreement, the Company reimburses TCI and the Non-TSAT Parties for fees related to the Partnership Letters of Credit and the GE-2 Letters of Credit. Such reimbursements aggregated $2,265,000 during the three months ended March 31, 1999 and are included in interest expense in the accompanying consolidated statement of operations.

   Since April 1, 1998, a subsidiary of TCI has provided satellite uplink services to the Company. Charges for such services aggregated $3,550,000 for the three months ended March 31, 1999 and are included in operating expenses in the accompanying consolidated statements of operations.

   TCI also provided the Company with customer support services from TCI's Boise, Idaho call center. Amounts charged by TCI to the Company for such services aggregated $9,614,000 and $5,026,000 during the three months ended March 31, 1999 and 1998, respectively and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

   Certain key employees of the Company hold stock options in tandem with stock appreciation rights with respect to certain common stock of TCI. Estimates of the compensation related to the options and/or stock appreciation rights granted to employees of the Company have been recorded in the accompanying consolidated financial statements, but are subject to future adjustment based upon the market value of the underlying common stock of TCI and, ultimately, on the final determination of market value when the rights are exercised. Compensation expense recognized by the Company related to such options aggregated $271,000 and $3,814,000 during the three months ended March 31, 1999 and 1998, respectively.

   Prior to the Restructuring, the Partnership provided programming services to TSAT and other authorized distributors in exchange for a fee based upon the number of subscribers receiving programming services. In addition, the Partnership arranged for satellite capacity and uplink services, and provided national marketing and administrative support services in exchange for a separate authorization fee.

                       PHOENIXSTAR, INC. AND SUBSIDIARIES
                           (formerly PRIMESTAR, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


(9) Commitments and Contingencies

   The Company has contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
PRIMESTAR, Inc.:

   We have audited the accompanying consolidated balance sheets of PRIMESTAR, Inc. and subsidiaries (as defined in note 1) as of December 31, 1998 and 1997 and the related consolidated statements of operations, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule included herein. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PRIMESTAR, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG LLP

  Denver, Colorado
  April 15, 1999

                        PRIMESTAR, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997

                                                              1998      1997
                                                           ---------- ---------
                                                           amounts in thousands
Assets
Cash and cash equivalents................................  $      --      6,084
Trade accounts receivable................................     117,655    40,386
Other receivables........................................      29,387       --
                                                           ---------- ---------
                                                              147,042    40,386
Less allowance for doubtful accounts.....................       7,442     5,307
                                                           ---------- ---------
                                                              139,600    35,079
                                                           ---------- ---------
Prepaid expenses.........................................       3,967     1,262
Investment in PRIMESTAR Partners L.P. (the "Partnership")
 (note 3)................................................         --     11,093
Property and equipment, at cost:
  Satellites.............................................         --    463,133
  Satellite reception equipment..........................   1,198,376   674,387
  Subscriber installation costs..........................     270,384   227,131
  Support equipment......................................      93,698    34,389
                                                           ---------- ---------
                                                            1,562,458 1,399,040
    Less accumulated depreciation........................     413,868   277,103
                                                           ---------- ---------
                                                            1,148,590 1,121,937
                                                           ---------- ---------
Intangible assets, net of accumulated amortization (note
 6)......................................................     786,373       --
Deferred financing costs and other assets, net of
 accumulated amortization................................      33,557    29,401
                                                           ---------- ---------
                                                           $2,112,087 1,204,856
                                                           ========== =========

                                                                     (continued)

                        PRIMESTAR, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1997

                                                           1998        1997
                                                        -----------  ---------
                                                        amounts in thousands
Liabilities and Stockholders' Equity (Deficit):
  Accounts payable..................................... $   195,873  $  50,755
  Accrued charges from related parties (note 12).......      14,792     62,816
  Accrued commissions..................................      16,296     10,435
  Accrued interest payable.............................      16,142      8,658
  Other accrued expenses...............................     104,463     17,712
  Deferred revenue.....................................     100,948     29,675
  Due to the Partnership (note 13).....................         --     463,133
  Debt (note 8)........................................   1,833,195    418,729
  Deferred income taxes (note 11)......................      75,057        --
  Other liabilities....................................      40,095      6,674
                                                        -----------  ---------
    Total liabilities..................................   2,396,861  1,068,587
                                                        ===========  =========
Stockholders' Equity (Deficit) (note 9):
  PRIMESTAR, Inc. ("PRIMESTAR") preferred stock, $.01
   par value; authorized 350,000,000 shares; none
   issued..............................................         --         --
  PRIMESTAR Class A common stock, $.01 par value;
   authorized 850,000,000 shares; issued 179,143,934 in
   1998................................................       1,791        --
  PRIMESTAR Class B common stock, $.01 par value;
   authorized 50,000,000 shares; issued 8,465,324 in
   1998................................................          85        --
  PRIMESTAR Class C common stock, $.01 par value;
   authorized 30,000,000 shares; issued 13,332,365 in
   1998................................................         133        --
  PRIMESTAR Class D common stock, $.01 par value;
   authorized 150,000,000 shares; none issued..........         --         --
  TCI Satellite Entertainment, Inc. ("TSAT") preferred
   stock, $.01 par value; authorized 5,000,000 shares;
   none issued.........................................         --         --
  TSAT Series A common stock; $1 par value; authorized
   185,000,000 shares; issued 58,239,136 shares in
   1997................................................         --      58,239
  TSAT Series B common stock, $1 par value; authorized
   10,000,000 shares; issued 8,465,324 shares in 1997..         --       8,465
  Additional paid-in capital...........................   1,511,041    523,685
  Accumulated deficit..................................  (1,797,824)  (454,120)
                                                        -----------  ---------
    Total stockholders' equity (deficit)...............    (284,774)   136,269
                                                        -----------  ---------
Commitments and contingencies (note 13)................ $ 2,112,087  1,204,856
                                                        ===========  =========

          See accompanying notes to consolidated financial statements.

                        PRIMESTAR, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 1998, 1997 and 1996

                                               1998        1997       1996
                                            -----------  ---------  ---------
                                                 amounts in thousands,
                                               except per share amounts
Revenue:
  Programming and equipment rental......... $ 1,227,270  $ 512,894  $ 351,548
  Installation.............................      62,396     49,096     65,913
                                            -----------  ---------  ---------
                                              1,289,666    561,990    417,461
                                            -----------  ---------  ---------
Operating costs and expenses:
  Charges from the Partnership (note 12)...      82,235    259,600    188,724
  Operating (note 12)......................     565,510     23,992     28,546
  Selling, general and administrative (note
   12).....................................     438,795    198,263    193,566
  Transition (note 12).....................      20,855        --         --
  Restructuring charges (note 10)..........      26,025        --         --
  Impairment of long-lived assets (note
   2)......................................     950,289        --         --
  Stock compensation.......................         414      8,092       (446)
  Depreciation (note 5)....................     445,911    243,642    191,355
  Amortization.............................      97,176        --         --
                                            -----------  ---------  ---------
                                              2,627,210    733,589    601,745
                                            -----------  ---------  ---------
    Operating loss.........................  (1,337,544)  (171,599)  (184,284)
                                            -----------  ---------  ---------
Other income (expense):
  Interest expense.........................    (145,939)   (47,992)    (2,023)
  Share of losses of the Partnership.......      (5,822)   (20,473)    (3,275)
  Other, net...............................      (1,927)     1,723      3,641
                                            -----------  ---------  ---------
                                               (153,688)   (66,742)    (1,657)
                                            -----------  ---------  ---------
    Loss before income taxes...............  (1,491,232)  (238,341)  (185,941)
Income tax benefit (note 11)...............     147,528        --      45,937
                                            -----------  ---------  ---------
  Net loss................................. $(1,343,704)  (238,341)  (140,004)
                                            ===========  =========  =========
Basic and diluted loss per common share
 (note 6).................................. $     (8.02) $   (3.58) $   (2.11)
                                            ===========  =========  =========

          See accompanying notes to consolidated financial statements.

                        PRIMESTAR, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  Years ended December 31, 1998, 1997 and 1996

                              PRIMESTAR              TSAT                                    Due to TCI
                             Common Stock        Common Stock     Additional               Communications,      Total
                       ----------------------- ------------------  paid-in    Accumulated       Inc.        stockholders'
                       Class A Class B Class C Series A  Series B  capital      deficit       ("TCIC")     equity (deficit)
                       ------- ------- ------- --------  -------- ----------  -----------  --------------- ----------------
                                                             amounts in thousands
Balance at January 1,
 1996................. $  --     --      --        --        --         --       (75,775)      559,359           483,584
 Net loss.............    --     --      --        --        --         --      (140,004)          --           (140,004)
 TCIC intercompany
  allocations.........    --     --      --        --        --         --           --         21,009            21,009
 Net cash transfers
  from TCIC...........    --     --      --        --        --         --           --        228,622           228,622
 Recognition of
  deferred tax assets
  upon transfer of
  PRIMESTAR Partners
  investment in
  connection with
  Distribution (note
  4)..................    --     --      --        --        --         --           --         29,142            29,142
 Adjustment to reflect
  consummation of
  Distribution (note
  4)..................    --     --      --     57,941     8,467    521,724          --       (838,132)         (250,000)
 Issuance of TSAT
  Series A Common
  Stock upon
  conversion of notes
  of Tele-
  Communications,
  Inc.................    --     --      --          5       --         --           --            --                  5
                       ------    ---     ---   -------    ------  ---------   ----------      --------        ----------
Balance at December
 31, 1996.............    --     --      --     57,946     8,467    521,724     (215,779)          --            372,358
 Net loss.............    --     --      --        --        --         --      (238,341)          --           (238,341)
 Recognition of stock
  compensation related
  to stock options and
  restricted stock
  awards..............    --     --      --        --        --       1,781          --            --              1,781
 Issuance of TSAT
  Series A Common
  Stock related to
  restricted stock
  awards..............    --     --      --         33       --         180          --            --                213
 Issuance of TSAT
  Series A Common
  Stock upon
  conversion of
  convertible
  securities of Tele-
  Communications,
  Inc.................    --     --      --        258       --         --           --            --                258
 Conversion of TSAT
  Series B to TSAT
  Series A............    --     --      --          2        (2)       --           --            --                --
                       ------    ---     ---   -------    ------  ---------   ----------      --------        ----------
Balance at December
 31, 1997.............    --     --      --     58,239     8,465    523,685     (454,120)          --            136,269
 Net loss.............    --     --      --        --        --         --    (1,343,704)          --         (1,343,704)
 Recognition of stock
  compensation related
  to stock options and
  restricted stock
  awards..............    --     --      --        --        --       2,596          --            --              2,596
 Issuance of TSAT
  Series A Common
  Stock related to
  restricted stock
  awards..............    --     --      --         50       --         (50)         --            --                --
 Issuance of TSAT
  Series A Common
  Stock upon
  conversion of
  convertible
  securities of Tele-
  Communications,
  Inc.................    --     --      --        989       --         --           --            --                989
 Issuance of PRIMESTAR
  common stock in
  Restructuring (note
  3)..................  1,791     85     133   (59,278)   (8,465)   984,962          --            --            919,228
Reimbursement of TSAT
 expenses (note 12)...    --     --      --        --        --        (152)         --            --               (152)
                       ------    ---     ---   -------    ------  ---------   ----------      --------        ----------
Balance at December
 31, 1998............. $1,791     85     133       --        --   1,511,041   (1,797,824)          --           (284,774)
                       ======    ===     ===   =======    ======  =========   ==========      ========        ==========

          See accompanying notes to consolidated financial statements.

                        PRIMESTAR, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1998, 1997 and 1996

                                                  1998        1997      1996
                                               -----------  --------  --------
                                                   amounts in thousands
                                                       (see note 7)
Cash flows from operating activities:
 Net loss..................................... $(1,343,704) (238,341) (140,004)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
 Depreciation and amortization................     543,087   243,642   191,355
 Share of losses of the Partnership...........       5,822    20,473     3,275
 Accretion of debt discount...................      20,941    16,719       --
 Restructuring charges........................      26,025       --        --
 Payments related to restructuring charges....      (6,388)      --        --
 Impairment of long-lived assets..............     950,289       --        --
 Stock compensation...........................         414     8,092      (446)
 Payments related to stock appreciation
  rights......................................      (2,479)      --        --
 Deferred income tax expense (benefit)........    (147,528)      --     24,708
 Other non-cash charges (credits).............       3,940     6,919      (311)
 Changes in operating assets and liabilities,
  net of the effect of the Restructuring:
   Change in receivables......................     (79,838)  (15,014)    4,364
   Change in prepaids.........................       3,417      (335)     (841)
   Change in accruals, payables and other
    liabilities...............................     132,375    42,056    24,096
   Change in deferred revenue.................      30,802     7,426     9,005
                                               -----------  --------  --------
     Net cash provided by operating
      activities..............................     137,175    91,637   115,201
                                               -----------  --------  --------
Cash flows from investing activities:
 Cash paid in Restructuring...................     (54,894)      --        --
 Capital expended for property and
  equipment...................................    (563,334) (227,327) (326,621)
 Capital expended for construction of
  satellites..................................         --     (5,448)  (74,785)
 Additional investments in, and related
  advances to, the Partnership................         (75)   (7,073)  (17,552)
 Repayments of advances to the Partnership....         --      7,815       --
 Other investing activities...................      (6,365)   (1,581)   (5,458)
                                               -----------  --------  --------
   Net cash used in investing activities......    (624,668) (233,614) (424,416)
                                               -----------  --------  --------
Cash flows from financing activities:
 Borrowings of debt...........................     959,761   498,061   259,000
 Repayments of debt...........................    (469,858) (344,699) (263,000)
 Payment of deferred financing costs..........      (9,483)  (17,780)   (7,000)
 Proceeds from issuance of common stock.......         989       471       --
 Increase in due to the Partnership...........         --      5,448    74,785
 Increase in due to TCIC......................         --        --    250,189
                                               -----------  --------  --------
     Net cash provided by financing
      activities..............................     481,409   141,501   313,974
                                               -----------  --------  --------
     Net increase (decrease) in cash and cash
      equivalents.............................      (6,084)     (476)    4,759
Cash and cash equivalents:
 Beginning of year............................       6,084     6,560     1,801
                                               -----------  --------  --------
 End of year.................................. $       --      6,084     6,560
                                               ===========  ========  ========

                See accompanying notes to financial statements.

                        PRIMESTAR, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996

(1)Organization and Basis of Presentation

   The accompanying consolidated financial statements of PRIMESTAR, Inc. ("PRIMESTAR" or the "Company") include the historical financial information of
(i) certain satellite television assets (collectively, "TCI SATCO") of TCIC, a subsidiary of Tele-Communications, Inc. ("TCI") for periods prior to the December 4, 1996 consummation of the distribution transaction described in note 4, (ii) TSAT and its consolidated subsidiaries for the period from December 5, 1996 through March 31, 1998 and (iii) PRIMESTAR and its consolidated subsidiaries for the period subsequent to March 31, 1998. PRIMESTAR was incorporated on August 27, 1997, and subsequently, ten shares of the Company's common stock were issued to TSAT for a capital contribution of $10. All significant inter-entity and intercompany transactions have been eliminated.

   The Company owns and operates the PRIMESTAR(R) direct to home satellite service throughout the continental U.S. The PRIMESTAR(R) service is transmitted via a satellite ("GE-2") owned and operated by GE American Communications ("GE Americom") at the 85(degrees) West Longitude ("W.L.") orbital position.

(2)The Hughes Transactions

   On January 22, 1999, PRIMESTAR announced that it had reached an agreement with Hughes Electronics Corporation ("Hughes"), a subsidiary of General Motors Corporation, to sell its medium-power direct broadcast satellite ("DBS") business and assets to Hughes for $1.1 billion in cash and 4.871 million shares of General Motors Class H common stock ("GMH Stock") valued at approximately $225 million, based on the closing price of GMH Stock on the date of the purchase agreement (the "Hughes Medium Power Transaction"). The foregoing purchase price is subject to adjustments for working capital at the date of closing. The Company is responsible for the payment of certain obligations not assumed by Hughes, satisfaction of its funded indebtedness and the payment of costs, currently estimated to range from $270 million to $340 million, associated with the termination of certain vendor and service contracts and lease agreements related to the Company's medium power business and proposed high power business strategy. The consummation of the Hughes Medium Power Transaction is subject to various consents from PRIMESTAR's lenders; restructuring of certain of the Company's indebtedness, as described below; and other customary conditions.

   On February 1, 1999 and in connection with the Hughes Medium Power Transaction, the Company commenced tender offers (the "Tender Offers") to purchase 100% of the outstanding principal amount of the Company's 10 7/8% Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes") at a price of $670 per $1,000 principal amount and 100% of the outstanding principal amount of the Company's 12 1/4% Senior Subordinated Discount Notes due 2007 (the "Senior Subordinated Discount Notes", and together with the Senior Subordinated Notes, the "Notes") at a price of 67% of the accreted value of the Senior Subordinated Discount Notes as of February 15, 1999.

   In addition, PRIMESTAR made a separate offer to lenders under the Company's Senior Subordinated Credit Agreement, dated as of April 1, 1998 (the "Interim Loan Agreement"), to purchase 100% of the outstanding principal amount due thereunder at a price of $670 per $1,000 principal amount (the "Offer to Purchase"). Each of the Tender Offers and the Offer to Purchase was subject to a minimum tender condition of 90% of the outstanding principal amount of such issue. In conjunction with the Tender Offers, PRIMESTAR solicited consents to certain proposed amendments to the indentures governing the Notes and the Interim Loan that would eliminate substantially all of the restrictive covenants thereunder and would amend certain other provisions. Consummation of both the Tender Offers and the Offer to Purchase was conditioned upon the closing of the Hughes Medium Power Transaction and other conditions.

                        PRIMESTAR, INC. AND SUBSIDIARIES

   Following several extensions, the Tender Offer and the Offer to Purchase expired on March 25, 1999. The minimum tender conditions were not satisfied under the Tender Offer and Offer to Purchase, and no securities or loans were purchased thereunder.

   Since the announcement of the Hughes Medium Power Agreement and of the proposed restructuring of the Company's senior subordinated indebtedness relating thereto (the "Proposed Debt Restructuring"), the Company has been engaged in negotiations with the representatives of an informal committee (the "Bondholders' Committee") of holders of Notes and with representatives of an informal committee (the "Bridge Lenders' Committee" and, together with the Bondholders' Committee, the "Committees") of holders of loans under the Interim Loan Agreement, with respect to the possible terms and conditions of the Proposed Debt Restructuring. In that connection, the Company has entered into confidentiality agreements with certain representatives of the Committees and has agreed to pay certain expenses of the Committees, including certain fees and expenses of their legal counsel and financial advisor. Based on the progress of such negotiations to date, the Company believes that the Proposed Debt Restructuring will be consummated on terms satisfactory to the Company and such Committees, by means of privately negotiated transactions. However, the Company has not entered into any agreements to date with respect to the terms and conditions of any such restructuring, and there can be no assurance that the Proposed Debt Restructuring will be consummated. In the event the Company is unable to negotiate certain minimum tender conditions in connection with the Proposed Debt Restructuring, the Company does not intend to consummate the Hughes Medium Power Transaction.

   In connection with their approval of the Hughes Medium Power Transaction, the stockholders of PRIMESTAR also approved the payment to TSAT of consideration (the "PRIMESTAR Payment") in the amount of $65 million, payable in shares of GMH Stock, valued at $46.1875 (the closing price of such stock on the date of the purchase agreements with Hughes), subject to the terms and conditions set forth in an agreement dated as of January 22, 1999 (the "PRIMESTAR Payment Agreement"). In consideration of the PRIMESTAR Payment, TSAT agreed to approve the Hughes Medium Power Transaction and Hughes High Power Transaction as a stockholder of PRIMESTAR, to modify certain agreements to facilitate the Hughes High Power Transaction, and to issue the Company a share appreciation right with respect to the shares of GMH Stock received as the PRIMESTAR Payment, granting the Company the right to any appreciation in such GMH Stock over the one year period following the date of issuance, over an agreed strike price of $47.00. Pursuant to the PRIMESTAR Payment Agreement, TSAT has also agreed to forego any liquidating distribution or other payment that may be made in respect of the outstanding shares of PRIMESTAR upon any dissolution and winding-up of PRIMESTAR, or otherwise in respect of PRIMESTAR's existing equity Such payment is conditioned upon the closing of the Hughes Medium Power Transaction.

   In connection with the Hughes Medium Power Transaction, the Company concluded that it would be unable to recover the carrying value of its assets over their expected remaining useful life. Accordingly, the Company has recorded an impairment loss of $950,289,000 (the "Impairment Loss"), which represents the difference between the carrying value of the Company's assets and their estimated fair value. Such fair value was based upon the estimated consideration to be received by the Company in the Hughes Medium Power Transaction.

                        PRIMESTAR, INC. AND SUBSIDIARIES

   The reduction in carrying amount of assets included in the Impairment Loss is as follows (amounts in thousands):

   Property and equipment:
     Satellite reception equipment.................................... $103,898
     Subscriber installation costs....................................  223,541
   Intangible assets:
     Excess purchase price over acquired net assets...................  401,475
     Tradename........................................................  221,375
                                                                       --------
                                                                       $950,289
                                                                       ========

   In a separate transaction, the Company announced that TSAT and the Company had reached an agreement with Hughes to sell (i) TSAT's authorizations granted by the Federal Communications Commission (the "FCC") and other assets and liabilities relating to a proposed DBS system being constructed by Tempo Satellite, Inc. ("Tempo"), a subsidiary of TSAT, at 119(degrees) W.L. (collectively, the "Tempo DBS Assets") and (ii) PRIMESTAR's rights relating to the Tempo DBS Assets (see note 13) to Hughes, for aggregate consideration valued at $500 million (the "Hughes High Power Transaction"). Pursuant to the agreement, Hughes would assume $465 million of TSAT's liability to the Partnership, pay TSAT $2.5 million in cash and pay PRIMESTAR and the Partnership $32.5 million in cash. In addition, the Partnership has agreed to forgive amounts due from TSAT in excess of the $465 million to be assumed by Hughes ($4,498,000 at December 31, 1998). To facilitate such transaction, the Partnership would terminate and relinquish the Tempo Capacity Option, as defined in note 13.

   Due to the fact that regulatory approval is required to transfer certain of the Tempo DBS Assets to Hughes, the Hughes High Power Transaction will be completed in two steps. Effective March 10, 1999, the first closing of the Hughes High Power Transaction (the "First Closing") was consummated whereby Hughes acquired one of Tempo's high power satellites ("Tempo DBS-2") and PRIMESTAR's option to acquire Tempo DBS-2 (the "Tempo DBS-2 Option") for aggregate consideration of $150 million. Such consideration was comprised of the following: (i) $9,750,000 paid to PRIMESTAR and the Partnerships for the Tempo DBS-2 Option and the termination of the Partnership's rights under the Tempo Capacity Option, (ii) $750,000 paid to TSAT to exercise the Tempo DBS-2 Option and (iii) the assumption by Hughes of $139,500,000 due to the Partnership from TSAT in exchange for Tempo DBS-2. Simultaneously with the First Closing, Hughes repaid the liability to the Partnership that Hughes assumed.

   With regard to the sale of the remaining assets contemplated by the Hughes High Power Agreement (the "Second Closing"), Tempo has been notified that its in-orbit satellite ("Tempo DBS-1") experienced power reductions which occurred on March 29, 1999 and April 2, 1999. Although the Company does not believe the extent of such power reductions is significant, a definitive assessment of the impact on Tempo DBS-1 is not yet complete. Notwithstanding the foregoing, the Second Closing, which is subject to the receipt of appropriate regulatory approvals and other customary closing conditions, is expected to be consummated in the second quarter of 1999. In the event the Second Closing is not consummated and the Hughes High Power Agreement is abandoned, there can be no assurance that the Company will be able to recover the carrying amount of its satellite rights.

   In addition, consummation of the Hughes Medium Power Transaction is not dependent on completion of the Hughes High Power Transaction, and completion of the Hughes High Power Transaction is not dependent on consummation of the Hughes Medium Power Transaction.

                        PRIMESTAR, INC. AND SUBSIDIARIES

   The Company has a history of operating losses and reported an accumulated deficit at December 31 1998. In connection with the Hughes Medium Power Transaction, affiliates of the stockholders of the Company, other than TSAT, and an affiliate of TCI have committed to make funds available to the Company, either in the form of capital contributions or loans, up to an aggregate of $1,013 million. Management of the Company believes, but cannot assure, that when such funds are combined with the proceeds from the Hughes Medium Power and High Power Transactions and the Company's existing sources of liquidity, that the Company will be able to meet its obligations as they become due and payable.

   In the event the Hughes Medium Power Transaction is not consummated and is abandoned, the Company currently intends to continue operating its medium power business. Under such scenario, the Company anticipates that it would curtail marketing and sales activities, reduce the number of new installations and otherwise reduce expenditures to the extent possible. The Company believes, but cannot assure, that in such event, the Company's cash flow from continuing operations, commitments from the Company's stockholders to make certain funds available to the Company and proceeds from the Hughes High Power Transaction would provide the necessary funds for the Company to meet its obligations as they become due and payable through December 31, 1999. In the event the Company is unable to meet its obligations as they become due and payable, the Company may be required to restructure or refinance certain of its liabilities. There can be no assurance that such restructuring or refinancing, if necessary, would be accomplished on terms acceptable to the Company.

(3)The Restructuring and the TSAT Merger

 The Restructuring

   Effective April 1, 1998 (the "Closing Date") and pursuant to (i) a Merger and Contribution Agreement dated as of February 6, 1998 (the "Restructuring Agreement"), among the Company, TSAT, Time Warner Entertainment Company, L.P. ("TWE"), Advance/Newhouse Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne"), and GE Americom, and (ii) an Asset Transfer Agreement dated as of February 6, 1998 (the "TSAT Asset Transfer Agreement"), between the Company and TSAT, a business combination (the "Restructuring") was consummated. In connection with the Restructuring, TSAT contributed and transferred to the Company (the "TSAT Asset Transfer") all of TSAT's assets and liabilities except
(i) the capital stock of Tempo, (ii) the consideration received by TSAT in the Restructuring and (iii) the rights and obligations of TSAT under agreements with the Company and others. In addition, (i) the business of the Partnership,
(ii) the business of distributing the PRIMESTAR(R) programming service ("PRIMESTAR(R)"), including certain related assets and liabilities of each of TWE, Newhouse, Comcast, Cox and affiliates of MediaOne, and (iii) the interest in the Partnership of each of TWE, Newhouse, Comcast, Cox, affiliates of MediaOne and GE Americom (collectively, the "Non-TSAT Parties") were consolidated into the Company.

   In connection with the Restructuring, each of TSAT, Comcast, Cox, MediaOne, Newhouse, TWE and GE Americom received from the Company (i) cash or an assumption of indebtedness, (ii) shares of Class A Common Stock, $.01 par value per share, of the Company, ("Class A Common Stock"), (iii) in the case of TSAT only, shares of Class B Common Stock, $.01 par value per share, of the Company ("Class B Common Stock"), and (iv) except in the case of TSAT and GE Americom, shares of Class C Common Stock, $.01 par value per share, of the Company ("Class C Common Stock"), in each case in an amount determined pursuant to the Restructuring Agreement. The total consideration paid by PRIMESTAR to the Non-TSAT Parties (including assumed liabilities) aggregated approximately $2.2 billion comprising $1.3 billion of cash and assumed liabilities and $900 million of common stock.

                       PRIMESTAR, INC. AND SUBSIDIARIES

   As of December 31, 1998, the approximate ownership of PRIMESTAR's common stock was as follows:

                                                                      Ownership
      Name of Beneficial Owner                                        Percentage
      ------------------------                                        ----------
      TSAT...........................................................   37.23%
      TWE and Newhouse (collectively)................................   30.02%
      Comcast........................................................    9.50%
      MediaOne.......................................................    9.69%
      Cox............................................................    9.43%
      GE Americom....................................................    4.13%

   The TSAT Asset Transfer has been recorded at TSAT's historical cost, and the remaining elements of the Restructuring, as set forth above, have been accounted for using the purchase method of accounting. The fair value of the consideration issued to the Non-TSAT Parties has been allocated to the assets and liabilities acquired based upon the estimated fair values of such assets and liabilities.

   TSAT has been identified as the acquirer for accounting purposes and the predecessor for financial reporting purposes due to the fact that TSAT owns the largest interest in the Company immediately following consummation of the Restructuring.

   The following pro forma operating results for the Company assume the Restructuring had been consummated on January 1, 1997. Such unaudited pro forma financial information is based upon historical results of operations adjusted for acquisition costs and, in the opinion of management, is not necessarily indicative of the results had the Restructuring been consummated on January 1, 1997.

                                                          Year ended December
                                                                  31,
                                                         ----------------------
                                                            1998        1997
                                                         -----------  ---------
   Revenue.............................................. $ 1,493,729  1,272,274
   Net loss............................................. $(1,434,214)  (509,620)
   Loss per common share................................ $     (7.14)     (2.54)

 The TSAT Merger

   Effective February 6, 1998, PRIMESTAR and TSAT entered into an Agreement and Plan of Merger (the "TSAT Merger Agreement"), providing for the merger of TSAT with and into PRIMESTAR, with PRIMESTAR as the surviving corporation (the "TSAT Merger"). In connection with the First Closing, the Company and TSAT terminated the TSAT Merger Agreement.

(4)Distribution Transaction

   On December 4, 1996 (the "Distribution Date"), TCI distributed (the "Distribution") all the capital stock of the Company to the holders of Tele-Communications, Inc. Series A TCI Group Common Stock (the "Series A TCI Group Stock") and Tele-Communications, Inc. Series B TCI Group Common Stock (the "Series B TCI Group Stock" and, together with the Series A TCI Group Stock, the "TCI Group Stock"). Holders of TCI Group Stock received one share of TSAT Series A Common Stock for each ten shares of Series A TCI Group Stock owned and one share of TSAT Series B Common Stock for each ten shares of Series B TCI Group Stock owned.

   In connection with the Distribution, the Company and TCI entered into various agreements, including the "Reorganization Agreement" (see below), the "Fulfillment Agreement" and the "Transition Services Agreement" (see note 12), and an amendment to TCI's existing "Tax Sharing Agreement" (see note 11).

                        PRIMESTAR, INC. AND SUBSIDIARIES

   Pursuant to the Reorganization Agreement, on the Distribution Date, the Company issued to TCIC a promissory note (the "Company Note"), in the principal amount of $250,000,000, representing a portion of the Company's intercompany balance owed to TCIC on such date. The remainder of the Company's intercompany balance owed to TCIC on the Distribution Date (other than certain advances made to the Company by TCIC in 1996 to fund certain construction and related costs associated with the Tempo Satellites, as described in note 13) was assumed by TCI in the form of a capital contribution to the Company. On December 31, 1996, the Company entered into a bank credit agreement (the "Bank Credit Facility") and used a portion of the borrowing availability thereunder to repay in full all principal and interest due to TCIC pursuant to the Company Note.

(5)Changes in Accounting

   During the fourth quarter of 1996, the Company changed its depreciation policy for subscriber installation costs. Such change was adopted effective October 1, 1996 and was treated as a change in accounting policy that was inseparable from a change in estimate. Accordingly, the cumulative effect of such change for periods prior to October 1, 1996, together with the fourth quarter 1996 effect of such change, was included in the Company's depreciation expense for the fourth quarter of 1996. Consequently, this change in policy resulted in increases to the Company's depreciation expense, net loss and net loss per share for the year ended December 31, 1996 of $55,304,000 ($8,754,000 of which relates to periods prior to January 1, 1996), $41,478,000 ($6,566,000 of which relates to periods prior to January 1, 1996) and $.62 ($.10 of which relates to periods prior to January 1, 1996), respectively.

   The Company also revised the estimated useful life of certain satellite reception equipment on a prospective basis as of October 1, 1996. Such change in estimate resulted in increases to the Company's depreciation expense, net loss and net loss per share for the year ended December 31, 1996 of $7,796,000, $5,847,000 and $.09, respectively.

(6)Summary of Significant Accounting Policies

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

 Investment in PRIMESTAR Partners L.P.

   Prior to the Restructuring, the Company used the equity method to account for its investment in the Partnership. Under this method, the investment, originally recorded at cost, was adjusted to recognize the Company's share of the net earnings or losses of the Partnership as they occurred, rather than as dividends or other distributions were received, limited to the extent of the Company's investment in, and advances and commitments to, the Partnership. The Company's share of net earnings or losses of the Partnership included the amortization of the difference between the Company's investment and its share of the net assets of the Partnership. As part of the Restructuring, the Partnership became a wholly-owned subsidiary of the Company.

 Property and Equipment

   Property and equipment is stated at cost. Depreciation is computed on a straight-line basis using estimated useful lives of 4 to 6 years (4 to 8 years through September 30, 1996) for satellite reception equipment and 3 to 10 years for support equipment. Subscriber installation costs are depreciated over the estimated average life of

                        PRIMESTAR, INC. AND SUBSIDIARIES
a subscriber (4 years). Any subscriber installation costs that have not been fully depreciated at the time service to a subscriber is terminated are charged to depreciation expense during the period in which such termination occurs.

   Repairs and maintenance are charged to operations, and betterments and additions are capitalized. At the time of ordinary retirements of satellite reception equipment, sales or other dispositions of property, the original cost and cost of removal of such property are charged to accumulated depreciation, and salvage, if any, is credited thereto.

   The Company periodically reviews the carrying amount of its long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. The Company considers historical and expected future net operating losses to be its primary indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets ("Assets"). The Company deems Assets to be impaired if the Company is unable to recover the carrying value of its Assets over their expected remaining useful life through a forecast of undiscounted future operating cash flows directly related to the Assets. If Assets are deemed to be impaired, the loss is measured as the amount by which the carrying amount of the Assets exceeds their fair values. PRIMESTAR generally measures fair value by considering sales prices for similar assets or by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

 Intangible Assets

   Intangible assets at December 31, 1998 are comprised of the following (amounts in thousands):

     Customer relationships........................................... $390,000
     Satellite rights.................................................  469,498
                                                                        859,498
     Accumulated amortization.........................................  (73,125)
                                                                       --------
                                                                       $786,373
                                                                       ========

   Customer relationships are amortized using the straight-line method over their estimated useful life of 4 years. Satellite rights represent PRIMESTAR's right to use Tempo's two high power communications satellites (the "Tempo Satellites") as described in note 13. The Company is not amortizing such rights as the Company has not launched a high power service utilizing the Tempo Satellites.

   In connection with the Restructuring, the Company recorded tradenames of $230,000,000 and excess cost over acquired net assets of $416,901,000. Such intangible assets were amortized using the straight-line method over 20 years. As of December 31, 1998, such intangible assets were written down to their estimated fair value of zero. Such writedown has been included in the Impairment Loss described in note 2.

 Deferred Financing Costs

   Deferred financing costs are amortized over the term of the related loan facility.

 Revenue Recognition

   Programming and equipment rental revenue is recognized in the period that services are delivered. Installation revenue is recognized in the period the installation services are provided to the extent of direct

                        PRIMESTAR, INC. AND SUBSIDIARIES
selling costs. To date, direct selling costs have exceeded installation revenue. Payments received from customers at the time of installation to reduce future monthly rental fees are deferred and recognized as revenue over the average life of a customer.

 Programming Carriage Fees

   Payments received from programmers at the time of launch for which future carriage by the Company is required are deferred and recognized as a reduction of programming expense over the term of the programming contract.

 Advertising Costs

   Advertising costs are generally expensed as incurred. Amounts expensed for advertising aggregated $51,859,000, $23,062,000 and $25,622,000 during 1998,
1997 and 1996, respectively.

 Marketing and Direct Selling Costs

   Marketing and direct selling costs are expensed as incurred. The excess cost of customer premises equipment over proceeds received upon sale of such equipment is recognized at the time of sale and is included in selling expense.

 Residual Sales Commissions

   Residual sales commissions, which become payable upon the collection of programming revenue from certain subscribers, are expensed during the period in which such commissions become payable.

 Stock Based Compensation

   The Company accounts for stock-based employee compensation using the intrinsic value method pursuant to Accounting Principles Board Opinion No. 25.

 Income Taxes

   The Company accounts for its income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Loss Per Common Share

   The loss per common share for the years ended December 31, 1998 and 1997 is based on 167,615,000 and 66,658,000 weighted average shares outstanding respectively. TSAT issued 66,408,000 shares of TSAT common stock pursuant to the Distribution. The loss per share amounts set forth in the accompanying consolidated statements of operations assume that the shares issued pursuant to the Distribution were issued and outstanding since January 1, 1996. Accordingly, the calculation of the loss per share assumes weighted average shares outstanding of 66,408,000 for the year ended December 31, 1996. Excluded from the computation of diluted EPS for the years ended December 31, 1998, 1997 and 1996 are options to acquire

                        PRIMESTAR, INC. AND SUBSIDIARIES

5,395,000, 7,894,000 and 591,000 weighted average shares of common stock, respectively, because inclusion of such options would be anti-dilutive.

 Comprehensive Income (Loss)

   The Company's total comprehensive loss for all periods presented herein did not differ from those amounts reported as net loss.

 Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(7)Supplemental Disclosures to Statements of Cash Flows

   Cash paid for interest was $116,193,000, $20,224,000 and $1,946,000 during the years ended December 31, 1998, 1997 and 1996, respectively. Cash paid for income taxes was not material during the years ended December 31, 1998, 1997, and 1996.

   Significant non-cash investing and financing activities for the year ended December 31, 1998 are reflected in the following table (amounts in thousands):

Cash paid in Restructuring:
  Property and equipment acquired................................... $  716,821
  Intangible assets.................................................  1,500,034
  Current liabilities assumed, net of current assets................   (116,849)
  Debt assumed......................................................   (903,299)
  Deferred tax liability............................................   (222,585)
  Common stock issued...............................................   (919,228)
                                                                     ----------
                                                                     $   54,894
                                                                     ==========

   Transactions effected through the intercompany account with TCIC for periods prior to the Distribution have been considered to be constructive cash receipts and payments for purposes of the accompanying statements of cash flows.

   The non-cash effects of the Distribution are set forth in the accompanying statements of equity.

   Accounts payable includes accrued capital expenditures of $26,593,000, $35,645,000 and $7,713,000 at December 31, 1998, 1997 and 1996, respectively, which have been excluded from the accompanying statements of cash flows.

                        PRIMESTAR, INC. AND SUBSIDIARIES

(8)Debt

   The components of debt are as follows:

                                                                December 31,
                                                            ----------------------
                                                               1998       1997
                                                            ----------- ----------
                                                            amounts in thousands
Bank Credit Facility(a).................................... $   513,200   48,000
Interim Loan Agreement(b)..................................     350,000      --
Partnership Credit Facility(c).............................     575,000      --
Senior Subordinated Notes(d)...............................     200,000  200,000
Senior Subordinated Discount Notes(d)......................     189,722  168,781
Other......................................................       5,273    1,948
                                                            ----------- --------
                                                            $ 1,833,195  418,729
                                                            =========== ========

--------
(a) In connection with the Restructuring, the Company amended and restated the Bank Credit Facility. As amended, the Bank Credit Facility provides for maximum commitments of up to $700 million, comprising $550 million of revolving loan commitments and $150 million of term commitments, subject to the Company's compliance with operating and financial covenants and other customary conditions. In addition to the outstanding borrowings at December 31, 1998, $30 million of availability under the Bank Credit Facility had been utilized to obtain two outstanding letters of credit. Commencing March 31, 2001, the revolving loan commitments will be reduced quarterly, and outstanding borrowings under the term loan commitments will be payable in quarterly installments, in each case in accordance with a schedule, until final maturity at June 30, 2005.

  Borrowings under the Bank Credit Facility bear interest at variable rates (6.7% at December 31, 1998). In addition, the Company must pay a commitment fee equal to 0.375% on the average daily unused portion of the available commitments, payable quarterly in arrears and at maturity. Such commitment fees were not significant during any of the years presented.

  Borrowings under the Bank Credit Facility are guaranteed by all restricted subsidiaries of the Company (defined under the Bank Credit Facility to mean each of the Company's domestic subsidiaries of which the Company owns directly or indirectly at least 80% of the outstanding capital stock), and secured by collateral assignments or other security interests. The Bank Credit Facility contains covenants regarding debt service coverage and leverage, as well as negative covenants restricting, among other things indebtedness, liens and other encumbrances, mergers or consolidation transactions, transactions with affiliates, investments, capital expenditures, and payment of dividends and other distributions.

  At April 1, 1999, the Company was not in compliance with one of the covenants in the Bank Credit Facility regarding the provision of audited financial statements to the lenders under the Bank Credit Facility (the "Banks") within 90 days of the Company's fiscal year-end. The Company will remedy such event of noncompliance in accordance with the terms of the Bank Credit Facility by providing its audited financial statements to the Banks prior to April 30, 1999.

(b) On the Closing Date, the Company entered into the Interim Loan Agreement with certain financial institutions (the "Lenders") with respect to a $350 million unsecured senior subordinated interim loan (the "Interim Loan"). The Interim Loan Agreement provided for commitments of $350 million. The commitments were fully funded to the Company on the Closing Date.

  The obligations under the Interim Loan Agreement were due in full one year from the Closing Date. However, the Company had the option to convert any outstanding principal amount of the Interim Loan on

                        PRIMESTAR, INC. AND SUBSIDIARIES
  such date (the "Conversion Date") into a term loan maturing on April 1, 2008. The Company gave notice of such conversion on March 29, 1999, in accordance with the terms of the Interim Loan Agreement.

     In addition, on the Conversion Date, the Company became obligated to enter into a stock warrant agreement with the Lenders providing for the issuance of warrants to purchase common stock of the Company equal to 2% of the Company's outstanding common stock on the Conversion Date. The warrants are to be exercisable over a ten-year period at a nominal exercise price.

     The outstanding principal under the Interim Loan Agreement bears interest at a rate per annum equal to the greater of 10% or, at the election of the Lenders, (i) a rate per annum that is equal to the corporate base rate, as provided for in the Interim Loan Agreement, (ii) the Federal Funds effective rate, plus 0.50%, or (iii) the London interbank offered rate ("LIBOR") for such period, plus in each case the Applicable Spread (as defined in the Interim Loan Agreement). The interest rate on the Interim Loan in effect at December 31, 1998 was 11.5% which included the Applicable Spread of 650 basis points. The Applicable Spread increases monthly thereafter, with a final increase to 750 basis points from and after April 1, 1999.

     At any time after the Conversion Date, the applicable spread is to be 850 basis points. In addition, at the request of any Lender, the interest rate on all or any portion of the term loan owing to such Lender will be converted to a fixed rate equal to the rate in effect as of the date such Lender gave notice to the Company.

     Interest was payable monthly in arrears on the last day of each month until the Conversion Date. Thereafter, interest is payable quarterly in arrears, except for any term loan converted to a fixed rate loan, in which event interest is payable on March 31 and September 30 of each year. If interest payable by the Company exceeds 15%, the Company may elect to pay all or a portion of the interest in excess of 15% by issuance of notes in an aggregate principal amount equal to such excess amount.

     Prior to the Conversion Date, the Company could prepay the Interim Loan without penalty. After the Conversion Date, certain limited prepayments are permitted until April 1, 2001 out of the proceeds of certain equity offerings. Otherwise, prepayment is not permitted until on or after April 1, 2003. Prepayment penalties apply to any prepayment prior to April 1, 2006, which penalties are calculated with reference to the interest rate in effect at the time of prepayment. The Interim Loan Agreement provides for mandatory prepayments of the Interim Loan upon the occurrence of certain asset sales, capital contributions, securities issuances and a change of control (as defined in the Interim Loan Agreement) of the Company.

(c) The Partnership Credit Facility, as amended, allows for borrowings up to $585 million, and borrowings thereunder are collateralized by letters of credit (the "Partnership Letters of Credit"), which were arranged for by affiliates of the partners of the Partnership (the "Partners") (or, in the case of TSAT, affiliates of TCI) other than GE Americom. In connection with the Restructuring, the Partnership became an indirect, wholly-owned subsidiary of the Company. In addition, the Partners and TCI agreed to maintain their respective Partnership Letters of Credit through June 1999, and the Company entered into Reimbursement Agreements with respect to such letters of credit, whereby the Company agreed to indemnify the parties arranging for such letters of credit from and against all obligations thereunder and/or other existing documentation relating thereto, including all existing and future payment obligations. The obligations of the Company under such Reimbursement Agreements are subordinated in right of payment, in the manner set forth in the Reimbursement Agreement, to all indebtedness of the Company under the Bank Credit Facility, the Interim Loan Agreement and the Notes.

                        PRIMESTAR, INC. AND SUBSIDIARIES

     Borrowings under the Partnership Credit Facility bear interest at variable rates (5.6% at December 31, 1998). In addition, the Company must pay quarterly, in arrears, a commitment fee of 3/16% per annum on the daily unused portion of the facility. Such commitment fees were not significant during the year ended December 31, 1998.

     The maturity date of the Partnership Credit Facility is June 30, 1999.

(d) On February 20, 1997, the Company issued the Senior Subordinated Notes having an aggregate principal amount of $200,000,000 and the Senior Subordinated Discount Notes having an aggregate principal amount at maturity of $275,000,000.

     Cash interest on the Senior Subordinated Notes is payable semi-annually in arrears on February 15 and August 15. Cash interest will not accrue or be payable on the Senior Subordinated Discount Notes prior to February 15, 2002. Thereafter cash interest will accrue at a rate of 12 1/4% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing August 15, 2002, provided however, that at any time prior to February 15, 2002, the Company may make a Cash Interest Election (as defined) on any interest payment date to commence the accrual of cash interest from and after the Cash Election Date (as defined). The Notes will be redeemable at the option of the Company, in whole or in part, at any time after February 15, 2002 at specified redemption prices. In addition, prior to February 15, 2000, the Company may use the net cash proceeds from certain specified equity transactions to redeem up to 35% of the Notes at specified redemption prices.

   The fair value of the Company's debt is estimated based upon the quoted market prices for the same or similar issuances or on the current rates offered to the Company for debt of the same remaining maturities. With the exception of the Notes, which had an aggregate fair value of $158,090,000 at December 31, 1998, PRIMESTAR believes that the fair value and the carrying value of its debt were approximately equal at December 31, 1998.

   As of December 31, 1998, annual maturities of the Company's debt for each of the next five years were as follows (amounts in thousands):

             1999............................ $575,921
             2000............................    1,013
             2001............................   15,342
             2002............................   30,368
             2003............................  153,596

(9) Stockholders' Equity

 PRIMESTAR Preferred Stock

   The Restated Certificate of Incorporation of the Company authorizes the PRIMESTAR Board of Directors (the "Board") to provide for the issuance of all or any shares of preferred stock of the Company in one or more series and to fix for each series the number of shares constituting such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such series. As of December 31, 1998, no series of preferred stock have been designated.

                        PRIMESTAR, INC. AND SUBSIDIARIES

 PRIMESTAR Common Stock

   Holders of Class A Common Stock are entitled to one vote for each share of such stock held, holders of Class B Common Stock are entitled to ten votes for each share of such stock held and holders of Class C Common Stock are entitled to ten votes for each share of such stock held. Holders of Class D Common Stock are not entitled to any voting rights with respect to such shares, except as may be required by law.

   Each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock. Each share of Class C Common Stock is convertible, at the option of the holder, into one share of Class B Common Stock, and will be mandatorily and automatically so converted upon the tenth anniversary of the Closing Date.

 TSAT Preferred Stock

   Prior to the Restructuring, TSAT was authorized to issue 5,000,000 shares of Preferred Stock.

 TSAT Common Stock

   Prior to the Restructuring, the TSAT Series A Common Stock had one vote per share and the TSAT Series B Common Stock had ten votes per share. Each share of TSAT Series B Common Stock was convertible, at the option of the holder, into one share of TSAT Series A Common Stock.

 Employee Retirement Plan

   Prior to the Restructuring, TSAT maintained an employee stock purchase plan (the "TSAT Plan") pursuant to which employees could contribute up to 10% of their compensation. TSAT, by annual resolution of the TSAT Board of Directors (the "TSAT Board"), could elect to contribute up to 100% of the amount contributed by employees. In connection with the Restructuring and effective June 30, 1998, the TSAT Plan was merged with and into the Partnership's amended and restated retirement plan, which has been renamed the PRIMESTAR, Inc. 401(k) Savings Plan.

 Stock Options

   In June 1996, the Board of Directors of TCI (the "TCI Board") authorized TCI to permit certain of its executive officers to acquire equity interests in certain of TCI's subsidiaries. In connection therewith, the TCI Board approved the acquisition by each of two executive officers of TCI who were not employees of TSAT (the "TCI Officers"), of 1.0% of the net equity of TSAT. The TCI Board also approved the acquisition by the chief executive officer and a director of TSAT (the "TSAT Officer"), of 1.0% of the net equity of TSAT and the acquisition by an executive officer of certain TCI subsidiaries who is also a director, but not an employee, of TSAT (the "TCI Subsidiary Officer"), of 0.5% of the net equity of TSAT. The TCI Board determined to structure such transactions as grants by TSAT to such persons of options to purchase shares of TSAT Series A Common Stock representing 1.0% (in the case of each of the TCI Officers and the TSAT Officer) and 0.5% (in the case of the TCI Subsidiary Officer) of the shares of TSAT Series A Common Stock and TSAT Series B Common Stock issued and outstanding on the Distribution Date, determined immediately after giving effect to the Distribution, but before giving effect to any exercise of such options (the "Distribution Date Options").

   Pursuant to the Reorganization Agreement, and (in the case of the TCI Officers and the TCI Subsidiary Officer) in partial consideration for the capital contribution made by TCI to TSAT in connection with the Distribution, TSAT agreed, effective as of the Distribution Date, to bear all obligations under such options and to enter into stock option agreements with respect to such options with each of the TCI Officers, the TSAT Officer and the TCI Subsidiary Officer.

                        PRIMESTAR, INC. AND SUBSIDIARIES

   Distribution Date Options to purchase 2,324,266 shares of TSAT Series A Common Stock at a per share price of $8.86 were granted on the Distribution Date. The market price of the TSAT Series A Common Stock on such date was $12.63. As originally granted, the Distribution Date Options vest in 20% cumulative increments on each of the first five anniversaries of February 1, 1996, and will be exercisable for up to ten years following February 1, 1996. Compensation expense with respect to the Distribution Date Options held by the TSAT Officer aggregated $1,026,000, $1,101,000 and $95,000 during the years ended December 31, 1998, 1997 and 1996, respectively.

   On the Distribution Date, the TSAT Board adopted, and TCI as the sole stockholder of TSAT prior to the Distribution, approved, the TCI Satellite Entertainment, Inc. 1996 Stock Incentive Plan (the "TSAT 1996 Plan"). The TSAT 1996 Plan provides for awards to be made in respect of a maximum of 3,200,000 shares of TSAT Series A Common Stock (subject to certain anti-dilution adjustments). Awards may be made as grants of stock options, stock appreciation rights ("SARs"), restricted shares, stock units, performance awards or any combination thereof. As originally granted, options granted pursuant to the TSAT 1996 Plan vest evenly over five years from the date of grant and expire 10 years from the date of grant.

   In March 1998, stockholders of TSAT approved the TCI Satellite Entertainment, Inc. 1997 Nonemployee Director Stock Option Plan (the "TSAT DSOP") including the grant, effective as of February 3, 1997, to each person that as of that date was a member of the TSAT Board and was not an employee of TSAT or any of its subsidiaries, of options to purchase 50,000 shares of TSAT Series A Common Stock. Pursuant to the TSAT DSOP, options to purchase 200,000 shares of TSAT Series A Common Stock were granted at an exercise price of $8.00 per share. As originally granted, options issued pursuant to the TSAT DSOP vest and become exercisable over a five-year period from the date of grant and expire 10 years from the date of grant. In November 1997, the TSAT Board voted to increase the number of directors by one, and the director named to fill such newly created directorship received options to purchase 50,000 shares of TSAT Series A Common Stock at an exercise price of $6.50.

   In February 1997, certain key employees of TSAT were granted, pursuant to the TSAT 1996 Plan, an aggregate of 325,000 restricted shares of TSAT Series A Common Stock. Such restricted shares had a grant-date fair value of $8.00. As originally granted, such restricted shares vest as to 50% on January 1, 2001 and as to the remaining 50% on January 1, 2002. Compensation expense with respect to the restricted shares aggregated $1,570,000 and $585,000 during the years ended December 31, 1998 and 1997, respectively.

   In November 1997, the TSAT Board and the compensation committee of the TSAT Board approved modifications to the vesting provisions of all options and restricted stock awards issued pursuant to the TSAT 1996 Plan, (i) accelerating the vesting schedules under such options, to provide for vesting in three equal annual installments, commencing February 1998, and (ii) accelerating the vesting schedules under such restricted stock awards to provide for vesting of 50% on each of the second and third anniversaries of the date of granting. Options granted prior to the Distribution, which were 40% vested in February 1998, will become two-thirds vested in February 1999 and fully vested in February 2000.

   On April 2, 1998, the PRIMESTAR Board of Directors approved the PRIMESTAR, Inc. 1998 Incentive Plan (the "1998 PRIMESTAR Plan"). The 1998 PRIMESTAR Plan provides for awards to be made in respect of a maximum of 7,000,000 shares of Class A Common Stock. Awards may be made as grants of stock options, SARs, restricted shares, stock units, performance awards or any combination thereof. Options granted pursuant to the 1998 PRIMESTAR Plan vest evenly over three years from the date of grant and expire 10 years from the date of grant.

   The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock options, and accordingly, compensation expense has been recognized for its stock options in the accompanying financial

                        PRIMESTAR, INC. AND SUBSIDIARIES
statements using the intrinsic value method. Had the Company determined compensation expense based on the grant-date fair value method pursuant to Statement of Financial Accounting Standards No. 123, the Company's net loss and loss per share would have been $240,384,000 and $3.61 for 1997 and would not have been significantly different than the amounts reported for 1998 or 1996.

   The following table presents the number, weighted-average exercise price and weighted-average grant-date fair value of options to buy TSAT Series A Common Stock and Class A Common Stock.

                                     Number of options
                                                           Weighted- Weighted-
                                                            average   average
                                       TSAT     PRIMESTAR  exercise  grant-date
                                     Series A    Class A     price   fair value
                                    ----------  ---------  --------- ----------
Granted in connection with
 Distribution.....................   2,324,266               $8.86     $8.74
                                    ----------
Outstanding at December 31, 1996..   2,324,266                8.86
  Granted.........................   1,070,000                7.93      4.77
                                    ----------
Outstanding at December 31, 1997..   3,394,266                8.57
  Options not assumed by PRIMESTAR
   (1)............................  (3,394,266)
  Granted.........................         --   4,934,993     7.69      5.95
  Canceled........................         --    (242,285)    7.69
                                    ----------  ---------
Outstanding at December 31, 1998..         --   4,692,708     7.69
                                    ==========  =========
Exercisable at December 31, 1996..         --
                                    ==========  =========
Exercisable at December 31, 1997..     464,853                8.86
                                    ==========
Exercisable at December 31, 1998..                    --
                                                =========

--------
(1) At the time of the Restructuring, none of the outstanding options to acquire TSAT common stock were converted into options to acquire PRIMESTAR common stock. However, PRIMESTAR assumed TSAT's liability with respect to any future cash payment to be made upon exercise by any PRIMESTAR employee of an option or SAR issued by TSAT prior to the Restructuring.

   Options outstanding at December 31, 1998 have an exercise price of $7.69 and a weighted-average remaining contractual life of approximately nine years.

   The respective estimated grant-date fair values of the options noted above are based on the Black-Scholes model and are stated in current annualized dollars on a present value basis. The key assumptions used in the model for purposes of these calculations include the following: (a) a discount rate equal to the 10-year Treasury rate on the date of grant; (b) a 65% volatility rate;
(c) the 10-year option term; (d) the closing price of the TSAT Series A Common Stock on the date of grant; and (e) an expected dividend rate of zero.

   Pursuant to the Reorganization Agreement, TSAT granted to TCI an option to purchase up to 4,765,000 shares of TSAT Series A Common Stock, at an exercise price of $1.00 per share, as required by TCI from time to time to meet its obligations under the conversion features of certain convertible securities of TCI as such conversion features were adjusted as a result of the Distribution. During 1998, 1997 and 1996, TCI purchased 989,000 shares, 258,000 shares and 5,000 shares, respectively, of TSAT Series A Common Stock pursuant to such option.

   In connection with the Distribution, TCI and the Company also entered into a "Share Purchase Agreement" to sell to each other from time to time, at the then current market price, shares of Series A TCI

                        PRIMESTAR, INC. AND SUBSIDIARIES

Group Stock and TSAT Series A Common Stock, respectively, as necessary to satisfy their respective obligations after the Distribution Date under certain stock options and SARs held by their respective employees and non-employee directors.

 Other

   At December 31, 1998, a total of 4,692,708 shares of Class A Common Stock were reserved for issuance pursuant to the 1998 PRIMESTAR Plan. In addition, one share of Class A Common Stock is reserved for each outstanding share of Class B Common Stock and Class C Common Stock.

(10)Restructuring Charges

   During 1998, the Company reorganized its operations. In connection therewith, the Company closed certain of its local offices and reduced its corporate work force. As a result, the Company terminated approximately 700 employees. In connection with such reorganization, the Company recognized restructuring charges of $26,025,000. Such restructuring charges related to (i) severance costs for terminated employees ($18,828,000), (ii) lease cancellation fees and other office shutdown costs ($3,617,000) and (iii) the net book value of abandoned equipment ($3,580,000). As of December 31, 1998, the Company had paid approximately $6,388,000 of the restructuring charges and has a remaining accrual of $16,057,000.

(11)Income Taxes

   Through the Distribution Date, TSAT's results of operations were included in TCI's consolidated U.S. Federal income tax returns, in accordance with the existing tax sharing arrangements among TCI and its consolidated subsidiaries. Effective July 1, 1995, TCI, TCIC and certain other subsidiaries of TCI entered into a tax sharing agreement (the "Tax Sharing Agreement"), which formalized such pre-existing tax sharing arrangements and implemented additional provisions regarding the allocation of certain consolidated income tax attributes and the settlement procedures with respect to the intercompany allocation of current tax attributes. In connection with the Distribution, the Tax Sharing Agreement was amended to provide that TSAT be treated as if it had been a party to the Tax Sharing Agreement, effective July 1, 1995. TSAT's intercompany income tax allocation through the Distribution Date has been calculated in accordance with the Tax Sharing Agreement. Subsequent to the Distribution Date, the Company files separate U.S. Federal and state income tax returns.

   Income tax benefit (expense) for the years ended December 31, 1998, 1997 and 1996 consists of:

                                                      Current Deferred   Total
                                                      ------- --------  -------
                                                        amounts in thousands
Year ended December 31, 1998:
  Federal............................................ $   --  128,243   128,243
  State and local....................................     --   19,285    19,285
                                                      ------- -------   -------
                                                      $   --  147,528   147,528
                                                      ======= =======   =======
Year ended December 31, 1997:
  Federal............................................ $   --      --        --
  State and local....................................     --      --        --
                                                      ------- -------   -------
                                                      $   --      --        --
                                                      ======= =======   =======
Year ended December 31, 1996:
  Intercompany allocation............................ $70,645     --     70,645
  Federal............................................     --  (17,699)  (17,699)
  State and local....................................     --   (7,009)   (7,009)
                                                      ------- -------   -------
                                                      $70,645 (24,708)   45,937
                                                      ======= =======   =======

                        PRIMESTAR, INC. AND SUBSIDIARIES

   Income tax benefit (expense) differs from the amounts computed by applying the Federal income tax rate of 35% as a result of the following:

                                                   Years ended December 31
                                                   --------------------------
                                                     1998     1997     1996
                                                   --------  -------  -------
                                                     amounts in thousands
Computed "expected" tax benefit................... $521,931   83,419   65,079
State and local income taxes, net of Federal
 income tax benefit...............................   12,535   13,009   (2,672)
Change in valuation allowance..................... (238,739) (98,521) (16,371)
Amortization of goodwill.......................... (145,915)     --       --
Other.............................................   (2,284)   2,093      (99)
                                                   --------  -------  -------
                                                   $147,528      --    45,937
                                                   ========  =======  =======

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

                                                              December 31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
                                                               amounts in
                                                                thousands
Deferred tax assets:
  Net operating loss carry forwards........................ $226,823   133,024
  Investment in the Partnership:
   Due to an increase in tax basis upon transfer from TCIC
    to the Company.........................................   29,305    29,305
   Due principally to losses recognized for financial
    statement purposes in excess of losses recognized for
    tax purposes...........................................       57     2,671
  Property and equipment principally due to impairment
   write-offs for financial statement purposes.............   11,801       --
  Future deductible amounts principally due to accruals
   deductible in later periods.............................   12,310     5,028
                                                            --------  --------
  Total deferred tax assets................................  280,296   170,028
   Less-valuation allowance................................ (238,739) (114,892)
                                                            --------  --------
  Net deferred tax assets..................................   41,557    55,136
Deferred tax liabilities:
  Intangible assets recorded in purchase accounting for
   financial statement purposes............................  116,614       --
  Property and equipment, principally due to differences in
   depreciation............................................      --     55,136
                                                            --------  --------
Net deferred tax liability................................. $ 75,057       --
                                                            ========  ========

   The valuation allowance for deferred tax assets as of December 31, 1998 was $238,739,000. Such balance increased $123,847,000 from December 31, 1997. The valuation allowance at December 31, 1997 related to TSAT's net operating loss carryforwards which were not contributed to PRIMESTAR in the Restructuring.

   The Company has analyzed the sources and expected reversal periods of its deferred tax assets. The Company believes that the tax benefits attributable to deductible temporary differences will be realized to the extent of future reversals of existing taxable temporary differences.

   At December 31, 1998, the Company had net operating loss carry forwards for income tax purposes aggregating approximately $593,001,000 of which, if not utilized to reduce taxable income in future periods,

                        PRIMESTAR, INC. AND SUBSIDIARIES

$900,000 expire in 2005, $1,200,000 expire in 2006, $2,170,000 expire in 2008,
$2,003,000 expire in 2011, $6,200,000 expire in 2012 and $580,528,000 expire in
2018.

(12)Transactions with Related Parties

   Pursuant to the terms of the TSAT Merger Agreement, PRIMESTAR reimbursed TSAT for all reasonable costs and expenses incurred by TSAT (i) to comply with its tax and financial reporting obligations, (ii) to maintain certain insurance coverage and (iii) to maintain its status as a publicly traded company. During the year ended December 31, 1998, such reimbursements aggregated $152,000, and have been reflected as a reduction of PRIMESTAR's equity.

   In addition, PRIMESTAR makes advances to TSAT for the payment of certain costs related to the Tempo Satellites and the proposed high power strategy. Such advances aggregated $6,365,000 during 1998 and have been included in intangible assets in the accompanying consolidated balance sheet. PRIMESTAR anticipates that it will recover the advances upon the sale of the Tempo Satellites to Hughes.

   The Company is a party to a satellite transponder service agreement, as amended (the "GE-2 Agreement") with an affiliate of GE Americom for satellite service on GE-2. As originally executed, the GE-2 Agreement had an initial term extending through February 2003 at an annual rate of $86,340,000, with an option to extend the term through the end-of-life of GE-2. The option to extend has expired without exercise. However, the Company remains in discussions with GE Americom regarding other alternatives for extension of the GE-2 Agreement, and the Company will continue to assess other alternatives if the Hughes Medium Power Transaction is not consummated. No assurance can be given that the parties will agree to any such extension, if necessary, or that any other alternatives will be confirmed. Charges to the Company for the use of GE-2 and other services provided by GE Americom aggregated $64,755,000 for the period from April 1, 1998 through December 31, 1998, and are included in operating expenses in the accompanying consolidated statement of operations.

   Pursuant to the GE-2 Agreement, GE Americom provides the Company with service on 24 transponders on GE-2. The Company is currently entitled to non-preemptible service on 18 of the transponders on GE-2 and preemptible service on six transponders. Preemptible transponders are transponders that may be reassigned to restore service to protected customers if such protected customers experience transponder or satellite failure. The Company does not believe that, during the early stages of GE-2's operational life, the use of preemptible transponders is likely to interfere in any material respect with the operation of the PRIMESTAR(R) service. The Company currently receives "orbital location protected service" on all 24 of its transponders, meaning that if there is a failure of GE-2, the Company will be entitled to restore the lost service on another GE Americom medium power satellite, GE-3, which was successfully launched on September 4, 1997, into the same 85(degrees) W.L. orbital position used by GE-2. Even in those circumstances, the six preemptible transponders, although protected, would remain preemptible. Upon the successful launch of another GE Americom medium power satellite, GE-4, the Company's six preemptible transponders will become non-preemptible.

   TCI and the Non-TSAT Parties, other than GE Americom, have arranged for letters of credit (the "GE-2 Letters of Credit") to support the Company's obligations under the GE-2 Agreement. Pursuant to the Restructuring Agreement, the Company reimburses TCI and the Non-TSAT Parties for fees related to the Partnership Letters of Credit and the GE-2 Letters of Credit. Such reimbursements aggregated $10,004,000 during the year ended December 31, 1998 and are included in interest expense in the accompanying consolidated statements of operations.

                        PRIMESTAR, INC. AND SUBSIDIARIES

   Since April 1, 1998, a subsidiary of TCI has provided satellite uplink services to the Company. Charges for such services aggregated $10,659,000 during 1998 and are included in operating expenses in the accompanying consolidated statement of operations.

   Since March 1997, TCI has provided the Company with customer support services from TCI's Boise, Idaho call center. Amounts charged by TCI to the Company for such services aggregated $24,938,000 and $12,173,000 during the years ended December 31, 1998 and 1997, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

   Subsequent to the Restructuring, the Non-TSAT Parties continued to operate certain non-strategic local offices (the "Transition Offices") for approximately three months (the "Transition Period") while the responsibilities of such offices were transferred to other PRIMESTAR offices. By the end of the Transition Period, all of the Transition Offices had been closed. Transition expenses include costs incurred through December 31, 1998 and charged to the Company by the Non-TSAT Parties to operate the Transition Offices during the Transition Period.

   Certain key employees of the Company hold stock options in tandem with stock appreciation rights with respect to certain common stock of TCI. Estimates of the compensation related to the options and/or stock appreciation rights granted to employees of the Company have been recorded in the accompanying consolidated financial statements, but are subject to future adjustment based upon the market value of the underlying common stock of TCI and, ultimately, on the final determination of market value when the rights are exercised. Stock compensation recognized by the Company related to such options aggregated ($2,182,000), $6,134,000 and $(541,000) during the years ended December 31,
1998, 1997 and 1996, respectively.

   Prior to the Restructuring, the Partnership provided programming services to TSAT and other authorized distributors in exchange for a fee based upon the number of subscribers receiving programming services. In addition, the Partnership arranged for satellite capacity and uplink services, and provided national marketing and administrative support services in exchange for a separate authorization fee.

   TCI also provided corporate administrative services to the Company pursuant to a transition services agreement (the "Transition Services Agreement"). Pursuant to the Transition Services Agreement, the Company was required to pay TCI a monthly fee of $1.50 per qualified subscriber up to a maximum of $3,000,000 per month, and to reimburse TCI quarterly for direct, out-of-pocket expenses incurred by TCI to third parties in providing the services. Charges under the Transition Services Agreement aggregated $3,174,000 and $11,579,000 during the years ended December 31, 1998 and 1997, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. The Transition Services Agreement was terminated in connection with the consummation of the Restructuring.

   Through the Distribution Date, the effects of all transactions between the Company and TCI were reflected as adjustments to a non-interest bearing intercompany account. As described in note 4, all but $250,000,000 of this intercompany account was forgiven in connection with the Distribution. Subsequent to the Distribution Date, the effects of all transactions (other than those related to the TCIC Credit Facility) have been reflected in a non-interest bearing account between the Company and TCIC and are settled periodically in cash.

   Through December 31, 1996, TCI provided certain installation, maintenance, retrieval and other customer fulfillment services to the Company. The costs associated with such services were allocated to the Company based upon a standard charge for each of the various customer fulfillment activities performed by TCI. During the year ended December 31, 1996, the Company's capitalized installation costs included amounts allocated from TCI of $53,169,000. Maintenance, retrieval and other operating expenses allocated from TCI to the Company aggregated $20,365,000 during the year ended December 31, 1996.

                        PRIMESTAR, INC. AND SUBSIDIARIES

   Effective January 1, 1997, charges for customer fulfillment services provided by TCI were made pursuant to the Fulfillment Agreement entered into by the Company and TCI in connection with the Distribution. Pursuant to the Fulfillment Agreement, TCI continued to provide fulfillment services on an exclusive basis to the Company following the Distribution with respect to customers of the PRIMESTAR(R) medium power service. Such services were performed in accordance with specified performance standards. Charges to TSAT pursuant to the Fulfillment Agreement aggregated $54,823,000 during 1997, of which $46,498,000 were capitalized installation costs. The Fulfillment Agreement terminated on December 31, 1997.

(13)Commitments and Contingencies

   At December 31, 1998, the Company's future minimum commitments to purchase satellite reception equipment aggregated approximately $44 million The Company currently purchases all of its integrated receiver/decoders ("IRDs") from one supplier and all of its home satellite dishes ("HSDs") from a different supplier. Each supplier has certain disaster recovery plans. However, a break in production of either IRDs or HSDs could result in a slow down in the addition of new customers and a corresponding reduction in the Company's revenue.

   As part of the compensation paid to the Company's various sales agents, the Company has agreed to pay certain residual sales commissions during specified periods following the initiation of service (generally five years). Residual payments to sales agents aggregated $25,639,000, $15,364,000, and $11,848,000 during 1998, 1997 and 1996, respectively and were charged to expense in the accompanying consolidated statements of operations.

   In addition to leasing transponder capacity on GE-2, the Company leases business offices and uses certain equipment under lease arrangements. Rental expense under such arrangements amounted to $9,847,000, $2,237,000, and $2,095,000 in 1998, 1997 and 1996, respectively. Included in the 1998 amount is $2,013,000 related to lease cancellation fees. It is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the rental expense incurred during 1998, exclusive of the amounts for lease cancellations.

   In February 1990, Tempo entered into an option agreement with the Partnership granting the Partnership the right and option (the "Tempo Capacity Option"), upon exercise, to purchase or lease 100% of the capacity of the DBS system to be built, launched and operated by Tempo with the purchase price (or aggregate lease payments) being sufficient to cover the costs of constructing, launching and operating such DBS system. In connection with the Tempo Capacity Option and certain related matters, Tempo and the Partnership subsequently entered into two letter agreements (the "Tempo Letter Agreements") which provided for, among other things, the funding by the Partnership of milestone and other payments due under a satellite construction agreement, and certain related costs, through advances by the Partnership to Tempo. The Tempo Letter Agreements permit the Partnership to apply its advances to Tempo against any payments due under the Tempo Capacity Option with respect to its purchase or lease of satellite capacity. The aggregate funding provided to Tempo by the Partnership ($469,498,000 at December 31, 1998) is reflected as satellite rights in the accompanying consolidated balance sheet. On February 7, 1997, the Partnership exercised the Tempo Capacity Option, but no capacity lease or purchase agreement has been entered into in connection therewith. In connection with the Hughes High Power Transaction, Hughes has agreed to assume, and to satisfy and discharge, $465 million of Tempo's obligation to the Partnership for such advances, and the Partnership has agreed to forgive the remaining balance. In addition, the Partnership has agreed to terminate and relinquish its rights under the Tempo Capacity Option.

                        PRIMESTAR, INC. AND SUBSIDIARIES

   Pursuant to the Restructuring Agreement, the Company has indemnified each of the Non-TSAT Parties against (i) any and all losses and liabilities, suffered or incurred by any such indemnified party resulting from any liabilities of such party assumed by the Company in the Restructuring, (ii) any and all losses and liabilities resulting from the operation by the Company of the digital satellite business, whether before, on or after the Closing Date and (iii) any and all losses and liabilities resulting from the business, affairs, assets or liabilities of the Company whether arising before, on or after the Closing Date.

   In addition, the Company is required to indemnify each of the Non-TSAT Parties against (i) all liability for taxes, other than transfer taxes, incurred as a result of the Restructuring ("Covered Taxes") of PRIMESTAR for the taxable period that begins after the Closing Date or the portion that begins after the Closing Date of any taxable period that begins before and ends after the Closing Date, (ii) all liability for Covered Taxes failing to qualify under Section 368(a) of the Code if such failure is attributable to any action taken after the Closing by the Company (other than any such action expressly required or contemplated by the Restructuring Agreement) and (iii) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

   The International Bureau of the FCC has granted a subsidiary of EchoStar Communications Corporation ("EchoStar") a conditional authorization to construct, launch and operate a Ku-band domestic fixed satellite into the orbital position at 83(degrees) W.L., immediately adjacent to that occupied by GE-2, the medium power satellite now used to provide the PRIMESTAR(R) service. Contrary to previous FCC policy, which would have permitted operation of a satellite at the 83(degrees) W.L. orbital position at a power level of only 60 to 90 watts (subject to coordination requirements), EchoStar has been authorized to operate at a power level of 130 watts. If EchoStar were to launch its high power satellite authorized to 83(degrees) W.L. and commence operations at that location at a power level of 130 watts, it would likely cause harmful interference to the reception of the PRIMESTAR(R) signal from GE-2 by subscribers to the PRIMESTAR(R) medium power service.

   GE Americom and PRIMESTAR have each requested reconsideration of the International Bureau's authorization for EchoStar to operate at 83(degrees) W.L. These requests, which were opposed by EchoStar and others, currently are pending at the International Bureau. There can be no assurance that the International Bureau will change slot assignments, or power levels, in a fashion that eliminates the potential for harmful interference. Accordingly, the ultimate outcome of this matter cannot presently be predicted.

   GE Americom and PRIMESTAR have attempted to resolve potential coordination problems directly with EchoStar, and EchoStar has advanced a proposition to resolve this matter. PRIMESTAR is currently evaluating such proposition. It is uncertain whether any agreement in respect of such coordination between the Partnership and EchoStar will be reached, or that if such agreement is reached that coordination will resolve such interference.

   The Company has contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying financial statements.

                                                                     Schedule II

                                PRIMESTAR, INC.

                       Valuation and Qualifying Accounts

                  Years ended December 31, 1998, 1997 and 1996

                                                  Additions  Deductions
                                                  ---------- ----------
                                       Balance at Charged to Write-offs Balance
                                       beginning    profit     net of   at end
Description                             of year    and loss  recoveries of year
-----------                            ---------- ---------- ---------- -------
                                                 amounts in thousands
Year ended December 31, 1998:
  Allowance for doubtful receivables--
   trade..............................   $5,307     43,460    (41,325)   7,442
                                         ======     ======    =======    =====
Year ended December 31, 1997:
  Allowance for doubtful receivables--
   trade..............................   $4,666     18,339    (17,698)   5,307
                                         ======     ======    =======    =====
Year ended December 31, 1996:
  Allowance for doubtful receivables--
   trade..............................   $4,819     19,235    (19,388)   4,666
                                         ======     ======    =======    =====

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (unaudited)

                                                        March 31,  December 31,
                                                          1999         1998
                                                        ---------  ------------
                                                         amounts in thousands
                        ASSETS
Cash and cash equivalents.............................. $     752         --
Investment in Phoenixstar, Inc. (formerly PRIMESTAR,
 Inc.) ("Phoenixstar") (notes 3 and 7).................       --          --
Satellites, at cost (note 8)...........................   239,118     463,133
                                                        ---------    --------
                                                        $ 239,870     463,133
                                                        =========    ========
         LIABILITIES AND STOCKHOLDERS' DEFICIT
Due to Phoenixstar (note 8)............................ $ 332,818     469,498
                                                        ---------    --------
Stockholders' Deficit:
  Preferred stock, $.01 par value; authorized 5,000,000
   shares; none issued.................................       --          --
  Series A common stock, $1 par value; authorized
   85,000,000 shares; issued 59,354,966 in 1999 and
   59,280,466 in 1998..................................    59,355      59,280
  Series B common stock, $1 par value; authorized
   10,000,000 shares; issued 8,465,324 in 1999 and
   1998................................................     8,465       8,465
  Additional paid-in capital...........................   825,382     825,276
  Accumulated deficit..................................  (986,150)   (899,386)
                                                        ---------    --------
    Total stockholders' deficit........................   (92,948)     (6,365)
                                                        ---------    --------
                                                        $ 239,870     463,133
                                                        =========    ========


          See accompanying notes to consolidated financial statements.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (unaudited)

                                                        Three months ended
                                                            March 31,
                                                     --------------------------
                                                         1999         1998
                                                     ------------  ------------
                                                      amounts in thousands,
                                                     except per share amounts
Revenue............................................. $        --       168,500
Operating cost and expenses:
  Charges from PRIMESTAR Partners L.P. (note 9).....          --        82,235
  Operating.........................................        2,777        9,847
  Selling, general and administrative...............           43       55,341
  Stock compensation (note 9).......................          181        4,869
  Depreciation......................................          --        65,105
                                                     ------------  -----------
                                                            3,001      217,397
                                                     ------------  -----------
    Operating loss..................................       (3,001)     (48,897)
Other income (expense):
  Loss on sale of satellite (note 2)................      (83,765)         --
  Interest expense..................................          --       (14,177)
  Share of losses of PRIMESTAR Partners L.P.........          --        (5,822)
  Other, net........................................            2         (621)
                                                     ------------  -----------
                                                          (86,763)     (20,620)
                                                     ------------  -----------
    Loss before income taxes........................      (86,764)     (69,517)
Income tax benefit (note 10)........................          --           --
                                                     ------------  -----------
    Net loss........................................ $    (86,764)     (69,517)
                                                     ============  ===========
Basic and diluted loss per common share (note 5).... $      (1.28)       (1.07)
                                                     ============  ===========


          See accompanying notes to consolidated financial statements.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                       Three months ended March 31, 1999
                                  (unaudited)

                            Common stock    Additional                 Total
                          -----------------  paid-in   Accumulated stockholders'
                          Series A Series B  capital     deficit      deficit
                          -------- -------- ---------- ----------- -------------
                                           amounts in thousands
Balance at January 1,
 1999...................  $59,280   8,465    825,276    (899,386)      (6,365)
Net loss................      --      --         --      (86,764)     (86,764)
Recognition of stock
 compensation related to
 stock options and
 restricted stock awards
 (note 9)...............      --      --         181                      --
Issuance of Series A
 Common Stock related to
 restricted stock
 awards.................       75     --         (75)        --           --
                          -------   -----    -------    --------      -------
Balance at March 31,
 1999...................  $59,355   8,465    825,382    (986,150)     (92,948)
                          =======   =====    =======    ========      =======



          See accompanying notes to consolidated financial statements.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)

                                                               Three months
                                                             ended March 31,
                                                             -----------------
                                                               1999     1998
                                                             --------  -------
                                                                amounts in
                                                                thousands
                                                               (see note 6)
Cash flows from operating activities:
  Net loss.................................................. $(86,764) (69,517)
  Adjustments to reconcile net loss to net cash provided
   (used)
   by operating activities:
    Loss on sale of satellite...............................   83,765      --
    Depreciation............................................      --    65,105
    Share of losses of PRIMESTAR Partners L.P. .............      --     5,822
    Accretion of debt discount..............................      --     4,682
    Stock compensation......................................      181    4,869
    Other non-cash charges..................................      --     7,956
    Changes in operating assets and liabilities:
      Change in receivables.................................      --    10,845
      Change in other assets................................      --      (736)
      Change in accruals and payables.......................      --   (10,209)
      Change in subscriber advance payments.................      --    (3,114)
                                                             --------  -------
        Net cash provided (used) by operating activities....   (2,818)  15,703
                                                             --------  -------
Cash flows from investing activities:
  Proceeds from sale of satellite...........................      750      --
  Capital expended for property and equipment...............      --   (73,966)
  Additional investments in and advances to PRIMESTAR
   Partners L.P. ...........................................      --       (75)
                                                             --------  -------
        Net cash provided (used) by investing activities....      750  (74,041)
                                                             --------  -------
Cash flows from financing activities:
  Borrowings of debt........................................      --   113,000
  Repayments of debt........................................      --   (61,735)
  Increase in due to Phoenixstar............................    2,820      --
  Proceeds from issuance of common stock....................      --       989
                                                             --------  -------
        Net cash provided by financing activities...........    2,820   52,254
                                                             --------  -------
        Net increase (decrease) in cash and cash
         equivalents........................................      752   (6,084)
Cash and cash equivalents:
  Beginning of period.......................................      --     6,084
                                                             --------  -------
  End of period............................................. $    752      --
                                                             ========  =======

          See accompanying notes to consolidated financial statements.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1998
                                  (unaudited)

(1) Basis of Presentation

   The accompanying consolidated financial statements include the accounts of TCI Satellite Entertainment, Inc. and those of all majority-owned subsidiaries ("TSAT" or the "Company"). All significant inter-company transactions have been eliminated.

   As a result of the TSAT Asset Transfer described in note 3, TSAT is currently a holding company, with no substantial assets or liabilities other than (i) 100% of the outstanding capital stock of Tempo Satellite, Inc. ("Tempo"), (ii) its ownership interest in Phoenixstar, and (iii) its rights and obligations under certain agreements with Phoenixstar and others.

   In addition, the Company has no operations subsequent to the TSAT Asset Transfer other than (i) expenses associated with the operation and maintenance of the Tempo Satellites, as defined below and (ii) general and administrative expenses incurred to maintain the Company's status as a publicly traded company.

   Tempo holds a permit (the "FCC Permit") issued by the Federal Communications Commission ("FCC") authorizing the construction of a direct broadcast satellite ("DBS") system in the 119 degrees West Longitude ("W.L.") orbital position. Tempo is also a party to a construction agreement (the "Satellite Construction Agreement") with Space Systems/Loral, Inc. ("Loral"), pursuant to which Tempo arranged for the construction of two high power communications satellites (the "Tempo Satellites"), one of which is currently in orbit at 119 degrees W.L. ("Tempo DBS-1") and one of which was sold on March 10, 1999 ("Tempo DBS-2").

   The accompanying interim consolidated financial statements of TSAT are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring accruals) have been made which are necessary to present fairly the financial position of TSAT as of March 31, 1999 and the results of its operations for the periods ended March 31, 1999 and 1998. The results of operations for any interim period are not necessarily indicative of the results for the entire year. These financial statements should be read in conjunction with the financial statements and related notes thereto included in TSAT's December 31, 1998 Annual Report on Form 10-K.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Certain amounts have been reclassified for comparability with the 1999 presentation.

(2) Hughes Transactions

  On January 22, 1999, the Company announced that the Company and Phoenixstar had reached an agreement with Hughes Electronics Corporation ("Hughes"), a subsidiary of General Motors Corporation, to sell (i) the Tempo Satellites,
(ii) the FCC Permit and (iii) Phoenixstar's rights relating to Tempo's DBS system to Hughes, for aggregate consideration valued at $500 million (the "Hughes High Power Transaction"). Pursuant to the agreement, Hughes has agreed to assume $465 million of TSAT's liability to PRIMESTAR Partners, pay TSAT $2.5 million in cash and pay Phoenixstar and PRIMESTAR Partners $32.5 million in cash. In addition, Phoenixstar and PRIMESTAR Partners have agreed to forgive certain amounts due from TSAT in

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES excess of the $465 million to be assumed by Hughes. Due to the fact that regulatory approval is required to transfer Tempo DBS-1 and the FCC Permit to Hughes, the Hughes High Power Transaction will be completed in two steps.

  Effective March 10, 1999, the first closing of the Hughes High Power Transaction (the "First Closing") was consummated whereby Hughes acquired Tempo DBS-2 and Phoenixstar's option to acquire Tempo DBS-2 (the "Tempo DBS-2 Option") for aggregate consideration of $150 million. Such consideration was comprised of the following: (i) $9,750,000 paid to Phoenixstar and PRIMESTAR Partners for the Tempo DBS-2 Option and the termination of PRIMESTAR Partners' rights with respect to the capacity of Tempo's high power DBS assets, (ii) $750,000 paid to TSAT to exercise the Tempo DBS-2 Option and (iii) the assumption by Hughes of $139,500,000 due to PRIMESTAR Partners from TSAT in exchange for Tempo DBS-2, which had a carrying value of $224 million at the time of closing.

  The sale of the remaining assets contemplated by the Hughes High Power Agreement (the "Second Closing") is subject to the receipt of appropriate regulatory approvals and other customary closing conditions and is expected to be consummated in mid-1999. Tempo has been notified that Tempo DBS-1 experienced power reductions which occurred on March 29, 1999 and April 2, 1999. Although the Company does not believe the extent of such power reductions is significant, a definitive assessment of the impact on Tempo DBS-1 is not yet complete. Upon completion of the sale of the Company's high power assets, which had a carrying value of $239 million at March 31, 1999, the Company will receive additional consideration of $327 million in the form of cash and debt assumption.

  In a separate transaction completed on April 28, 1999 (the"Hughes Medium Power Transaction"), Phoenixstar sold to Hughes Phoenixstar's medium-power DBS business and assets for $1.1 billion in cash and 4.871 million shares of General Motors Class H common stock ("GMH Stock") valued at approximately
$258 million on the date of closing. Phoenixstar is responsible for the payment of certain obligations not assumed by Hughes, satisfaction of its funded indebtedness and the payment of costs, currently estimated to range from $270 million to $340 million, associated with the termination of certain vendor and service contracts and lease agreements not assumed by Hughes. Affiliates of stockholders of Phoenixstar, other than the Company, and an affiliate of Tele-Communications, Inc. ("TCI") have committed to make funds available to Phoenixstar, up to an aggregate of $1,013 million to fund such payments.

   In connection with their approval of the Hughes Medium Power Transaction, the stockholders of Phoenixstar approved the payment to TSAT of consideration in the form of 1.407 million shares of GMH Stock (the "Phoenixstar Payment"), subject to the terms and considerations set forth in an agreement (the "Phoenixstar Payment Agreement") dated as of January 22, 1999. In consideration of the Phoenixstar Payment, the Company agreed to approve the Hughes Medium Power Transaction and Hughes High Power Transaction as a stockholder of Phoenixstar, to modify certain agreements to facilitate the Hughes High Power Transaction, and to issue Phoenixstar a share appreciation right (the "TSAT GMH SAR") with respect to the shares of GMH Stock received as the Phoenixstar Payment, granting Phoenixstar the right to any market price appreciation in such GMH Stock during the one-year period following the date of issuance, over an agreed strike price of $47.00. On the Hughes Closing Date, the Company received 1.407 million shares of GMH Stock from Phoenixstar in satisfaction of the Phoenixstar Payment.

   The TSAT GMH SAR is secured by a first priority pledge and security interest in the underlying shares of GMH Stock, and both the TSAT GMH SAR and such pledge and security interest have been pledged by Phoenixstar for the benefit of certain holders of share appreciation rights issued by Phoenixstar with respect to shares of GMH Stock (the "Phoenixstar GMH SARs"). The shares of GMH Stock issued to TSAT pursuant to the Phoenixstar Payment Agreement are subject to certain restrictions on transfer during the first year after the closing of the Hughes Medium Power Transaction, and TSAT will be entitled (together with Phoenixstar) to

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES certain registration rights with respect to such shares following the expiration of such one-year period. Pursuant to the Phoenixstar Payment Agreement, TSAT has also agreed to forego any liquidating distribution or other payment that may be made in respect of the outstanding shares of Phoenixstar upon any dissolution and winding-up of Phoenixstar, or otherwise in respect of Phoenixstar's existing equity.

(3) The Restructuring

   Effective April 1, 1998 (the "Closing Date") and pursuant to (i) a Merger and Contribution Agreement dated as of February 6, 1998, (the "Restructuring Agreement"), among TSAT, Phoenixstar, prior to the Restructuring a wholly-owned subsidiary of TSAT, Time Warner Entertainment Company, L.P. ("TWE"), Advance/Newhouse Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne"), and GE American Communications, Inc., and (ii) an Asset Transfer Agreement dated as of February 6, 1998, (the "TSAT Asset Transfer Agreement") between TSAT and Phoenixstar, a business combination (the "Restructuring") was consummated. In connection with the Restructuring, TSAT contributed and transferred to Phoenixstar (the "TSAT Asset Transfer") all of TSAT's assets and liabilities except (i) the capital stock of Tempo, (ii) the consideration to be received by TSAT in the Restructuring and (iii) the rights and obligations of TSAT under certain agreements with Phoenixstar and others. In addition, the business of PRIMESTAR Partners L.P. ("PRIMESTAR Partners") and the business of distributing the PRIMESTAR(R) programming service ("PRIMESTAR(R)") of each of TWE, Newhouse, Comcast, Cox and affiliates of MediaOne were consolidated into Phoenixstar.

   In connection with the TSAT Asset Transfer, Phoenixstar assumed all of TSAT's indebtedness on such date, and TSAT received from Phoenixstar 66.3 million shares of Class A Common Stock of Phoenixstar ("Phoenixstar Class A Common Stock") and 8.5 million shares of Class B Common Stock of Phoenixstar ("Phoenixstar Class B Common Stock" and together with the Phoenixstar Class A Common Stock, "Phoenixstar Common Stock"), in accordance with the Restructuring Agreement and the TSAT Asset Transfer Agreement. As a result, TSAT owns approximately 37% of the outstanding shares of common equity of Phoenixstar, representing approximately 38% of the combined voting power of such common equity. As a result of the dilution of TSAT's investment in Phoenixstar from 100% to approximately 37%, TSAT recognized an increase in its investment in Phoenixstar and an increase in additional paid-in capital of $299,046,000, net of income taxes. Such increase represents the difference between TSAT's historical investment basis in Phoenixstar and TSAT's proportionate share of Phoenixstar's equity subsequent to the Restructuring.

(4) Comprehensive Loss

   The Company's total comprehensive loss for all periods presented herein did not differ from those amounts reported as net loss in the consolidated statements of operations.

(5) Loss Per Common Share

   The basic and diluted loss per common share is based on the weighted average number of shares outstanding during the period (67,783,000 and 67,633,000 shares for the three months ended March 31, 1999 and 1998, respectively). Excluded from the computation of diluted loss per common share for the three months ended March 31, 1999 and 1998 are options and convertible securities to acquire 8,515,000 and 8,855,000 shares of Series A Common Stock, respectively, because inclusion of such options would be anti-dilutive.

(6) Supplemental Disclosures to Combined Statements of Cash Flows

   Cash paid for interest was $0 and $13,844,000 during the three months ended March 31, 1999 and 1998, respectively. Cash paid for income taxes was not significant during either of such periods.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

   Significant non-cash investing and financing activities for the three months ended March 31, 1999 are as follows (amounts in thousands):

            Assumption of amounts due to
             Phoenixstar
             in exchange for Tempo DBS-2........ $139,500

(7) Investment in Phoenixstar

   Prior to the Hughes Medium Power Transaction, Phoenixstar owned and operated the PRIMESTAR(R) direct to home satellite service throughout the continental United States. TSAT's basis in Phoenixstar had been reduced to zero as of December 31, 1998.

(8) Satellites

 Tempo DBS System

   TSAT, through Tempo, holds the FCC Permit issued by the FCC authorizing construction for a high-power DBS system consisting of up to two satellites delivering DBS service in 11 frequencies at the 119 degrees W.L. orbital position.

   Tempo is also a party to the Satellite Construction Agreement with Loral, pursuant to which Tempo has arranged for the construction of the Tempo Satellites at a fixed contract price of $487,159,500, and has an option to purchase up to three additional satellites.

   Tempo DBS-1 was launched into geosynchronous orbit on March 8, 1997. During 1997, Loral notified TSAT of nine separate occurrences of power reductions on Tempo DBS-1. In addition, Loral notified TSAT of two additional power reductions that occurred on March 29, 1999 and April 2, 1999. TSAT does not currently know the extent of such power reductions, and cannot confirm the precise causes thereof; however, such reductions could eventually affect the proposed operation of Tempo DBS-1, either alone or together with other events that may arise during the expected life of the satellite. As a result of such power reductions, in-orbit testing has been extended and Tempo DBS-1 has not yet been accepted. Pursuant to the Satellite Construction Agreement, Loral bears the risk of loss of Tempo DBS-1 until Tempo accepts delivery of Tempo DBS-1. TSAT currently believes that Tempo DBS-1 may not fully comply with specifications, but has not yet determined the extent of any such non-compliance. Tempo and Loral are currently engaged in negotiations regarding this matter, including the timing, extent and methodology of any further tests to be conducted and the terms of any monetary settlement with respect to the satellite to which Tempo may be entitled under the Satellite Construction Agreement. Certain launch defects or damages affecting Tempo DBS-1 could cause a substantial monetary loss to TSAT.

   Under the FCC Permit, the time by which the Tempo Satellites must be operational was due to expire in May 1998. On April 3, 1998, Tempo filed a request with the FCC for an extension of that deadline pending FCC review of TSAT's request for consent to the transfer of control of Tempo to Phoenixstar (the "Transfer Application") should the FCC determine that an extension is necessary for Tempo to maintain its FCC authorizations at 119 degrees W.L. and 166 degrees W.L.

   On April 30, 1998, the FCC determined that Tempo's satellite at 119 W.L. was not operational. It did find, however, that an extension of time was warranted for that orbital location and granted an extension to Tempo for 119 W.L. Such extension was granted until six months after the FCC determination on the Transfer Application, with the condition that Tempo not enter into a lease agreement with Phoenixstar or any similar lease arrangement prior to the FCC's decision on the Transfer Application. In addition, Tempo voluntarily surrendered its permit for 166 W.L.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

   On November 25, 1998, Tempo and Phoenixstar requested expedited action by the FCC on the Transfer Application. Several parties filed responses to that request, objecting to the proposed transfer. Phoenixstar and Tempo filed a joint reply to those objections. On January 27, 1999, Tempo filed a joint application with DIRECTV Enterprises, Inc. seeking FCC approval to assign Tempo's DBS authorization to DIRECTV ("DIRECTV Application"). In addition, Tempo and Phoenixstar jointly filed a letter seeking to maintain the status quo with respect to the Transfer Application until the FCC decides the DIRECTV Application. Therefore, Tempo and Phoenixstar requested that the Transfer Application be held in abeyance and, subject to and contemporaneously with approval of the DIRECTV Application, that the FCC dismiss the Transfer Application.

   Upon delivery of Tempo DBS-1, Phoenixstar, on behalf of Tempo, is obligated to make a $10 million incentive payment to Loral. Phoenixstar is eligible to receive a pro rata warranty payback of each such incentive payment to the extent that transponder failures occur during the twelve-year period following delivery. Satellite incentive payments and any related warranty paybacks are treated as adjustments of the cost of the applicable Tempo Satellite.

 Tempo Option

   In February 1997, PRIMESTAR Partners exercised its option (the "Tempo Capacity Option"), to purchase or lease 100% of the capacity of the DBS system to be built, launched and operated by Tempo pursuant to the FCC Permit. The purchase price (or aggregate lease payments) are to be sufficient to cover the costs of constructing, launching and operating such DBS system. In connection with the Tempo Capacity Option and certain related matters, Tempo and PRIMESTAR Partners entered into two letter agreements (the "Tempo Letter Agreements"), which provided for, among other things, the funding by PRIMESTAR Partners of milestone and other payments due under the Satellite Construction Agreement, and certain related costs, through advances by PRIMESTAR Partners to Tempo. The aggregate funding provided to Tempo by PRIMESTAR Partners is reflected in due to Phoenixstar, Inc. in the accompanying consolidated balance sheets.

   In connection with the Hughes High Power Transaction, Hughes has agreed to assume, and to satisfy and discharge $465 million of Tempo's obligation to PRIMESTAR Partners, and PRIMESTAR Partners has agreed to forgive the remaining balance. In addition, PRIMESTAR Partners has agreed to terminate its rights under the Tempo Capacity Option.

(9) Transactions with Related Parties

   Prior to the Restructuring, PRIMESTAR Partners provided programming services to the Company and other authorized distributors in exchange for a fee based upon the number of subscribers receiving programming services. In addition, PRIMESTAR Partners arranged for satellite capacity and uplink services, and provided national marketing and administrative support services in exchange for a separate authorization fee.

   Prior to the Restructuring, certain key employees of TSAT held stock options in tandem with stock appreciation rights with respect to certain common stock of TCI. Estimates of the compensation related to the options and/or stock appreciation rights granted to employees of TSAT have been recorded in the accompanying consolidated financial statements. Compensation expense recognized by TSAT related to such options aggregated $3,814,000 during the three months ended March 31, 1998.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

(10) Income Taxes

   TSAT recognized no income tax benefit during either of the three month periods ended March 31, 1999 and 1998. TSAT is only able to realize income tax benefits for financial reporting purposes to the extent that such benefits offset TSAT's income tax liabilities or TSAT generates taxable income. For financial reporting purposes, all of TSAT's income tax liabilities had been fully offset by income tax benefits at March 31, 1999 and December 31, 1998. Additionally, during the foreseeable future, TSAT believes that it will incur net losses for income tax purposes, and accordingly, will not be in a position to realize income tax benefits on a current basis.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
TCI Satellite Entertainment, Inc.:

   We have audited the accompanying consolidated balance sheets of TCI Satellite Entertainment, Inc. and subsidiaries (as defined in note 1) as of December 31, 1998 and 1997 and the related consolidated statements of operations, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule included herein. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TCI Satellite Entertainment, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG LLP

Denver, Colorado
April 15, 1999

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1998 and 1997

                                                            1998        1997
                                                         ----------  ----------
                                                         amounts in thousands
Assets
Cash and cash equivalents..............................  $      --        6,084
Accounts receivable, net of allowance for doubtful ac-
 counts................................................         --       35,079
Investment in PRIMESTAR, Inc. ("PRIMESTAR") (note 8)...         --          --
Investment in, and related advances to, PRIMESTAR
 Partners L.P. ("PRIMESTAR Partners")..................         --       11,093
Property and equipment, at cost:
  Satellites (note 9)..................................     463,133     463,133
  Satellite reception equipment........................         --      674,387
  Subscriber installation costs........................         --      227,131
  Support equipment....................................         --       34,389
                                                         ----------  ----------
                                                            463,133   1,399,040
  Less accumulated depreciation........................         --      277,103
                                                         ----------  ----------
                                                            463,133   1,121,937
                                                         ----------  ----------
Deferred financing costs and other assets, net of accu-
 mulated amortization..................................         --       30,663
                                                         ----------  ----------
                                                         $  463,133   1,204,856
                                                         ==========  ==========
Liabilities and Stockholders' Equity (Deficit)
Accounts payable.......................................  $      --       50,755
Accrued charges from PRIMESTAR Partners................         --       48,591
Accrued charges from TCI Communications, Inc.
 ("TCIC")..............................................         --       14,225
Accrued commissions....................................         --       10,435
Accrued interest payable...............................         --        8,658
Other accrued expenses.................................         --       24,386
Subscriber advance payments............................         --       29,675
Due to PRIMESTAR (note 9)..............................     469,498     463,133
Debt...................................................         --      418,729
                                                         ----------  ----------
    Total liabilities..................................     469,498   1,068,587
                                                         ----------  ----------
Stockholders' Equity (Deficit) (note 10):
  Preferred stock, $.01 par value; authorized 5,000,000
   shares; none issued.................................         --          --
  Series A common stock, $1 par value; authorized
   185,000,000 shares; issued 59,280,466 in 1998 and
   58,239,136 in 1997..................................      59,280      58,239
  Series B common stock, $1 par value; authorized
   10,000,000 shares; issued 8,465,324 in 1998 and
   1997................................................       8,465       8,465
Additional paid-in capital.............................     825,276     523,685
Accumulated deficit....................................    (899,386)   (454,120)
                                                         ----------  ----------
    Total stockholders' equity (deficit)...............      (6,365)    136,269
                                                         ----------  ----------
Commitments (note 9)
                                                         $  463,133   1,204,856
                                                         ==========  ==========

          See accompanying notes to consolidated financial statements.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  Years ended December 31, 1998, 1997 and 1996

                                                  1998       1997      1996
                                                ---------  --------  --------
                                                   amounts in thousands,
                                                 except per share amounts
Revenue:
  Programming and equipment rental............. $ 154,257   512,894   351,548
  Installation.................................    14,243    49,096    65,913
                                                ---------  --------  --------
                                                  168,500   561,990   417,461
                                                ---------  --------  --------
Operating costs and expenses:
  Charges from PRIMESTAR Partners (note 12)....    82,235   259,600   188,724
  Operating (note 12)..........................    16,211    23,992    28,546
  Selling, general and administrative (note
   12).........................................    55,495   198,263   193,566
  Stock compensation...........................     4,869     8,092      (446)
  Depreciation (note 5)........................    65,105   243,642   191,355
                                                ---------  --------  --------
                                                  223,915   733,589   601,745
                                                ---------  --------  --------
    Operating loss.............................   (55,415) (171,599) (184,284)
                                                ---------  --------  --------
Other income (expense):
  Interest expense.............................   (14,177)  (47,992)   (2,023)
  Share of losses of PRIMESTAR (note 8)........  (369,231)      --        --
  Share of losses of PRIMESTAR Partners........    (5,822)  (20,473)   (3,275)
  Other, net...................................      (621)    1,723     3,641
                                                ---------  --------  --------
                                                 (389,851)  (66,742)   (1,657)
                                                ---------  --------  --------
    Loss before income taxes...................  (445,266) (238,341) (185,941)
Income tax benefit (note 11)...................       --        --     45,937
                                                ---------  --------  --------
    Net loss................................... $(445,266) (238,341) (140,004)
                                                =========  ========  ========
Basic and diluted loss per common share (note
 6)............................................ $   (6.58) $  (3.58)    (2.11)
                                                =========  ========  ========


          See accompanying notes to consolidated financial statements.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                  Years ended December 31, 1998, 1997 and 1996

                           Common Stock
                         -----------------
                                           Additional                            Total
                                            paid-in   Accumulated  Due to    stockholders'
                         Series A Series B  capital     deficit     TCIC    equity (deficit)
                         -------- -------- ---------- ----------- --------  ----------------
                                                amounts in thousands
Balance at January 1,
 1996................... $   --      --         --      (75,775)   559,359       483,584
  Net loss..............     --      --         --     (140,004)       --       (140,004)
  TCIC intercompany
   allocations..........     --      --         --          --      21,009        21,009
  Net cash transfers
   from TCIC............     --      --         --          --     228,622       228,622
  Recognition of
   deferred tax assets
   upon transfer of
   PRIMESTAR Partners
   investment in
   connection with Spin-
   off..................     --      --         --          --      29,142        29,142
  Adjustment to reflect
   consummation of Spin-
   off (note 4).........  57,941   8,467    521,724         --    (838,132)     (250,000)
  Issuance of Series A
   Common Stock upon
   conversion of notes
   of Tele-
   Communications,
   Inc..................       5     --         --          --         --              5
                         -------   -----    -------    --------   --------      --------
Balance at December 31,
 1996...................  57,946   8,467    521,724    (215,779)       --        372,358
  Net loss..............     --      --         --     (238,341)       --       (238,341)
  Recognition of stock
   compensation related
   to stock options and
   restricted stock
   awards...............     --      --       1,781         --         --          1,781
  Issuance of Series A
   Common Stock related
   to restricted stock
   awards...............      33     --         180         --         --            213
  Issuance of Series A
   Common Stock upon
   conversion of
   convertible
   securities of Tele-
   Communications,
   Inc..................     258     --         --          --         --            258
  Conversion of Series B
   to Series A..........       2      (2)       --          --         --            --
                         -------   -----    -------    --------   --------      --------
Balance at December 31,
 1997...................  58,239   8,465    523,685    (454,120)                 136,269
  Net loss..............     --      --         --     (445,266)       --       (445,266)
  Recognition of stock
   compensation related
   to stock options and
   restricted stock
   awards...............     --      --       2,595         --         --          2,595
  Issuance of Series A
   Common Stock related
   to restricted stock
   awards...............      50     --         (50)        --         --            --
  Issuance of Series A
   Common Stock upon
   conversion of
   convertible
   securities of Tele-
   Communications,
   Inc..................     991     --         --          --         --            991
  Issuance of common
   stock by subsidiary
   (note 3).............     --      --     299,046         --         --        299,046
                         -------   -----    -------    --------   --------      --------
Balance at December 31,
 1998................... $59,280   8,465    825,276    (899,386)       --         (6,365)
                         =======   =====    =======    ========   ========      ========

          See accompanying notes to consolidated financial statements.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 1998, 1997 and 1996

                                                   1998       1997      1996
                                                 ---------  --------  --------
                                                    amounts in thousands
                                                        (see note 7)
Cash flows from operating activities:
 Net loss....................................... $(445,266) (238,341) (140,004)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Depreciation..................................    65,105   243,642   191,355
  Share of losses of PRIMESTAR..................   369,231       --        --
  Share of losses of PRIMESTAR Partners.........     5,822    20,473     3,275
  Accretion of debt discount....................     4,682    16,719       --
  Stock compensation............................     4,869     8,092      (446)
  Deferred income tax expense...................       --        --     24,708
  Other non-cash charges (credits)..............     8,108     6,919      (311)
  Changes in operating assets and liabilities,
   net of the effect of the Restructuring:
   Change in receivables........................    10,845   (15,014)    4,364
   Change in other assets.......................      (736)     (335)     (841)
   Change in accruals and payables..............   (10,210)   42,056    24,096
   Change in subscriber advance payments........    (3,114)    7,426     9,005
                                                 ---------  --------  --------
    Net cash provided by operating activities...     9,336    91,637   115,201
                                                 ---------  --------  --------
Cash flows from investing activities:
 Capital expended for property and equipment....   (73,966) (227,327) (326,621)
 Capital expended for construction of satel-
  lites.........................................       --     (5,448)  (74,785)
 Additional investments in, and related advances
  to, PRIMESTAR Partners........................       (75)   (7,073)  (17,552)
 Repayments of advances to PRIMESTAR Partners...       --      7,815       --
 Other investing activities.....................       --     (1,581)   (5,458)
                                                 ---------  --------  --------
    Net cash used in investing activities.......   (74,041) (233,614) (424,416)
                                                 ---------  --------  --------
Cash flows from financing activities:
 Borrowings of debt.............................   113,000   498,061   259,000
 Repayments of debt.............................   (61,735) (344,699) (263,000)
 Payment of deferred financing costs............       --    (17,780)   (7,000)
 Increase in due to PRIMESTAR...................     6,365     5,448    74,785
 Proceeds from issuance of common stock.........       991       471       --
 Increase in due to TCIC........................       --        --    250,189
                                                 ---------  --------  --------
    Net cash provided by financing activities...    58,621   141,501   313,974
                                                 ---------  --------  --------
    Net increase (decrease) in cash and cash
     equivalents................................    (6,084)     (476)    4,759
    Cash and cash equivalents:
     Beginning of year..........................     6,084     6,560     1,801
                                                 ---------  --------  --------
     End of year................................ $     --      6,084     6,560
                                                 =========  ========  ========

          See accompanying notes to consolidated financial statements.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1998, 1997 and 1996

(1)Basis of Presentation

   The accompanying financial statements of TCI Satellite Entertainment, Inc. ("TSAT" or the "Company") include the historical financial information of (i) certain satellite television assets (collectively, "TCI SATCO") of TCIC, a subsidiary of Tele-Communications, Inc. ("TCI") for periods prior to the December 4, 1996 consummation of the distribution transaction (the "Spin-off") described in note 4, and (ii) TSAT and its consolidated subsidiaries for the period following such date. Upon consummation of the Spin-off, TSAT became the owner of the assets that comprise TCI SATCO, which assets included (i) a 100% ownership interest in the TCIC business that distributed the PRIMESTAR(R) programming service to subscribers within specified areas of the continental United States, (ii) a 100% ownership interest in Tempo Satellite, Inc. ("Tempo"), and (iii) a 20.86% aggregate ownership interest in PRIMESTAR Partners, which owned and operated the PRIMESTAR(R) service.

   As a result of the TSAT Asset Transfer described in note 3, TSAT is currently a holding company, with no substantial assets or liabilities other than (i) 100% of the outstanding capital stock of Tempo, (ii) its ownership interest in PRIMESTAR, and (iii) its rights and obligations under certain agreements with PRIMESTAR and others.

   In addition, the Company has no operations subsequent to the TSAT Asset Transfer other than (i) expenses associated with the operation and maintenance of the Tempo Satellites, as defined below and (ii) general and administrative expenses incurred to maintain the Company's status as a publicly traded company.

   Tempo holds a permit (the "FCC Permit") issued by the Federal Communications Commission ("FCC") authorizing the construction of a direct broadcast satellite ("DBS") system in the 119(degrees) West Longitude ("W.L.") orbital position. Tempo is also a party to a construction agreement (the "Satellite Construction Agreement") with Space Systems/Loral, Inc. ("Loral"), pursuant to which Tempo arranged for the construction of two high power communications satellites (the "Tempo Satellites"), one of which is currently in orbit at 119(degrees) W.L. ("Tempo DBS--1") and one of which is currently used as a ground spare ("Tempo DBS-2").

   All significant inter-entity and intercompany transactions have been eliminated.

(2)Proposed Hughes Transactions

   On January 22, 1999, the Company announced that the Company and PRIMESTAR had reached an agreement with Hughes to sell (i) the Tempo Satellites, (ii) Tempo's 119(degrees) W.L. orbital location license and (iii) PRIMESTAR's rights relating to Tempo's DBS system to Hughes, for aggregate consideration of $500 million. Pursuant to the agreement, Hughes has agreed to assume $465 million of TSAT's liability to PRIMESTAR Partners, pay TSAT $2.5 million in cash and pay PRIMESTAR and PRIMESTAR Partners $32.5 million in cash. In addition, PRIMESTAR Partners has agreed to forgive amounts due from TSAT in excess of the $465 million to be assumed by Hughes ($4,498,000 at December 31, 1998). Due to the fact that regulatory approval is required to transfer Tempo DBS-1 and Tempo's FCC authorization for 119(degrees) W.L. to Hughes, the Hughes High Power Transaction will be completed in two steps.

   Effective March 10, 1999, the first closing of the Hughes High Power Transaction (the "First Closing") was consummated whereby Hughes acquired Tempo DBS-2 and PRIMESTAR's option to acquire Tempo DBS-2 (the "Tempo DBS-2 Option") for aggregate consideration of $150 million. Such consideration was comprised of the following: (i) $9,750,000 paid to PRIMESTAR and PRIMESTAR Partners for the Tempo

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

DBS-2 Option and the termination of PRIMESTAR Partners rights with respect to the capacity of Tempo's high power DBS assets, (ii) $750,000 paid to TSAT to exercise the Tempo DBS-2 Option and (iii) the assumption by Hughes of $139,500,000 due to PRIMESTAR Partners from TSAT in exchange for Tempo DBS-2, which had a carrying value of $224 million at December 31, 1998.

   With regard to the sale of the remaining assets contemplated by the Hughes High Power Agreement (the "Second Closing"), Tempo has been notified that Tempo DBS-1 experienced power reductions which occurred on March 29, 1999 and April 2, 1999. Although the Company does not believe the extent of such power reductions is significant, a definitive assessment of the impact on Tempo DBS-1 is not yet complete. Notwithstanding the foregoing, the Second Closing, which is subject to the receipt of appropriate regulatory approvals and other customary closing conditions, is expected to be consummated in the second quarter of 1999. Upon completion of the sale of the Company's high power assets, which had a carrying value of $239 million at December 31, 1998, the Company will receive additional consideration of $327 million in the form of cash and debt assumption. In the event the Second Closing is not consummated and the Hughes High Power Agreement is abandoned, there can be no assurance that the Company will be able to recover the carrying amount of its satellites.

   In a separate transaction (the "Hughes Medium Power Transaction"), PRIMESTAR also announced that it had reached an agreement with Hughes to sell PRIMESTAR's medium-power DBS business and assets for $1.1 billion in cash and 4.871 million shares of General Motors Class H common stock ("GMH Stock") valued at approximately $225 million, based on the closing price of GMH Stock on the date of the purchase agreements. The foregoing purchase price is subject to adjustments for working capital at the date of closing. PRIMESTAR is responsible for the payment of certain obligations not assumed by Hughes, satisfaction of its funded indebtedness and the payment of costs, currently estimated to range from $270 million to $340 million, associated with the termination of PRIMESTAR's high power business strategy and sale of its medium power assets. The consummation of the Hughes Medium Power Transaction is subject to various consents from PRIMESTAR's lenders, restructuring of certain of PRIMESTAR's indebtedness, and other customary conditions.

   In addition, completion of the Hughes High Power Transaction is not dependent on consummation of the Hughes Medium Power Transaction, and consummation of the Hughes Medium Power Transaction is not dependent on completion of the Hughes High Power Transaction.

   In connection with their approval of the Hughes Medium Power Transaction, the stockholders of PRIMESTAR approved the payment to TSAT of consideration (the "PRIMESTAR Payment") in the amount of $65 million, payable in shares of GMH Stock, valued at $46.1875 (the closing price of such stock on the date of the purchase agreements with Hughes), subject to the terms and considerations set forth in an agreement (the "PRIMESTAR Payment Agreement") dated as of January 22, 1999. In consideration of the PRIMESTAR Payment, the Company agreed to approve the Hughes Medium Power Transaction and Hughes High Power Transaction as a stockholder of PRIMESTAR, to modify certain agreements to facilitate the Hughes High Power Transaction, and to issue PRIMESTAR a share appreciation right (the "TSAT GMH SAR") with respect to the shares of GMH Stock received as the PRIMESTAR Payment, granting PRIMESTAR the right to any appreciation in such GMH Stock over the one year period following the date of issuance, over an agreed strike price of $47.00.

   The TSAT GMH SAR will be secured by a first priority pledge and security interest in the underlying shares of GMH Stock, and both the TSAT GMH SAR and such pledge and security interest will be pledged by PRIMESTAR for the benefit of certain holders of share appreciation rights issued by PRIMESTAR with respect to shares of GMH Stock (the "PRIMESTAR GMH SARs"). The shares of GMH Stock issued to

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

TSAT pursuant to the PRIMESTAR Payment Agreement will be subject to certain restrictions on transfer during the first year after the closing of the Hughes Medium Power Transaction, and TSAT will be entitled (together with PRIMESTAR) to certain registration rights with respect to such shares following the expiration of such one-year period. Pursuant to the PRIMESTAR Payment Agreement, TSAT has also agreed to forego any liquidating distribution or other payment that may be made in respect of the outstanding shares of PRIMESTAR upon any dissolution and winding-up of PRIMESTAR, or otherwise in respect of PRIMESTAR's existing equity. The PRIMESTAR Payment is conditioned upon the closing of the Hughes Medium Power Transaction.

   If the Hughes Medium Power Transaction is not consummated for any reason, PRIMESTAR currently intends to continue operating its medium power business, which may require the restructuring or refinancing of certain of its liabilities. There can be no assurance that such restructuring or refinancing, if necessary, could be accomplished on terms acceptable to PRIMESTAR.

(3)The Roll-up Plan

   On March 6, 1998, the TSAT stockholders voted to approve a proposal to adopt the provisions of certain agreements and the transactions contemplated thereby, collectively, referred to herein as the "Roll-up Plan". The Roll-up Plan is a two-step transaction comprising the Restructuring and the proposed TSAT Merger, as described below.

 Restructuring

   Effective April 1, 1998 (the "Closing Date") and pursuant to (i) a Merger and Contribution Agreement dated as of February 6, 1998, (the "Restructuring Agreement"), among TSAT, PRIMESTAR, Time Warner Entertainment Company, L.P. ("TWE"), Advance/Newhouse Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox"), MediaOne of Delaware, Inc., ("MediaOne"), US WEST Media Group, Inc. and GE American Communications, Inc., and (ii) an Asset Transfer Agreement dated as of February 6, 1998, (the "TSAT Asset Transfer Agreement") between TSAT and PRIMESTAR, a business combination (the "Restructuring") was consummated. In connection with the Restructuring, TSAT contributed and transferred to PRIMESTAR (the "TSAT Asset Transfer") all of TSAT's assets and liabilities except (i) the capital stock of Tempo, (ii) the consideration received by TSAT in the Restructuring and (iii) the rights and obligations of TSAT under certain agreements with PRIMESTAR and others. In addition, the business of PRIMESTAR Partners and the business of distributing the PRIMESTAR(R) programming service ("PRIMESTAR(R)") of each of TWE, Newhouse, Comcast, Cox and affiliates of MediaOne were consolidated into PRIMESTAR.

   In connection with the TSAT Asset Transfer, PRIMESTAR assumed all of TSAT's indebtedness on such date, and TSAT received from PRIMESTAR such number of shares of Class A Common Stock of PRIMESTAR ("PRIMESTAR Class A Common Stock") and Class B Common Stock of PRIMESTAR ("PRIMESTAR Class B Common Stock" and together with the PRIMESTAR Class A Common Stock, "PRIMESTAR Common Stock"), respectively, as equals the number of shares of Series A Common Stock of TSAT ("Series A Common Stock") and Series B Common Stock of TSAT ("Series B Common Stock"), respectively, issued and outstanding on the Closing Date, in accordance with the Restructuring Agreement and the TSAT Asset Transfer Agreement. In addition, TSAT received one share of PRIMESTAR Class A Common Stock for each share of Series A Common Stock issuable at the Closing Date ("Issuable TSAT Shares") pursuant to certain TSAT stock options, restricted stock awards and other arrangements. TSAT received 66.3 million shares of PRIMESTAR Class A Common Stock and 8.5 million shares of PRIMESTAR Class B Common Stock, and as a result, owns approximately 37% of the outstanding shares of common equity of PRIMESTAR at the closing of the Restructuring, representing approximately 38% of the combined voting

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES power of such common equity. As a result of the dilution of TSAT's investment in PRIMESTAR from 100% to approximately 37%, TSAT recognized an increase in its investment in PRIMESTAR and an increase in additional paid-in capital of $299,046,000, net of income taxes. Such increase represents the difference between TSAT's historical investment basis in PRIMESTAR and TSAT's proportionate share of PRIMESTAR's equity subsequent to the Restructuring.

 TSAT Merger

   Effective February 6, 1998, TSAT and PRIMESTAR entered into an Agreement and Plan of Merger (the "TSAT Merger Agreement"), providing for the merger of TSAT with and into PRIMESTAR, with PRIMESTAR as the surviving corporation (the "TSAT Merger"). In connection with the First Closing, the Company and PRIMESTAR terminated the TSAT Merger Agreement.

(4)TSAT Spin-off Transaction

 General

   On December 4, 1996 (the "Spin-off Date"), TCI distributed (the "Spin-off") all the capital stock of the Company to the holders of Tele-Communications, Inc. Series A TCI Group Common Stock (the "Series A TCI Group Stock") and Tele-Communications, Inc. Series B TCI Group Common Stock (the "Series B TCI Group Stock" and, together with the Series A TCI Group Stock, the "TCI Group Stock"). The Spin-off did not involve the payment of any consideration by the holders of TCI Group Stock (such holders, the "TCI Group Stockholders"), and was intended to qualify as a tax-free spinoff. TCI Group Stockholders received one share of Series A Common Stock for each ten shares of Series A TCI Group Stock owned and one share of Series B Common Stock for each ten shares of Series B TCI Group Stock owned.

   Since the Spin-off, the Company and TCI have operated independently. For the purposes of governing certain of the ongoing relationships between the Company and TCI after the Spin-off, and to provide mechanisms for an orderly transition, the Company and TCI entered into various agreements, including the "Reorganization Agreement" (see 10), the "Fulfillment Agreement" and the "Transition Services Agreement" (see note 12), and an amendment to TCI's existing "Tax Sharing Agreement" (see note 11).

(5)Changes in Accounting

   During the fourth quarter of 1996, the Company changed its depreciation policy for subscriber installation costs. Such change was adopted effective October 1, 1996 and was treated as a change in accounting policy that was inseparable from a change in estimate. Accordingly, the cumulative effect of such change for periods prior to October 1, 1996, together with the fourth quarter 1996 effect of such change, was included in the Company's depreciation expense for the fourth quarter of 1996. Consequently, this change in policy resulted in increases to the Company's depreciation expense, net loss and net loss per share for the year ended December 31, 1996 of $55,304,000 ($8,754,000 of which relates to periods prior to January 1, 1996), $41,478,000 ($6,566,000 of which relates to periods prior to January 1, 1996) and $.62 ($.10 of which relates to periods prior to January 1, 1996), respectively.

   The Company also revised the estimated useful life of certain satellite reception equipment on a prospective basis as of October 1, 1996. Such change in estimate resulted in increases to the Company's depreciation expense, net loss and net loss per share for the year ended December 31, 1996 of $7,796,000, $5,847,000 and $.09, respectively.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

(6)Summary of Significant Accounting Policies

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

 Equity Method Investments

   The Company uses the equity method to account for its investment in PRIMESTAR Partners and PRIMESTAR. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of the net earnings or losses as they occur, rather than as dividends or other distributions are received, limited to the extent of the Company's investment in, and advances and commitments to, the investee.

   Changes in the Company's proportionate share of the underlying equity of a subsidiary or equity method investee, which result from the issuance of additional securities by such subsidiary or equity investee, are recognized as increases to or reductions of additional paid-in capital in the consolidated statements of stockholders' equity.

 Property and Equipment

   Property and equipment is stated at cost. Upon acceptance by the Company of delivery of a satellite, the satellite is depreciated using the straight-line method over the estimated useful life of such satellite.

   The Company periodically reviews the carrying amount of its long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. The Company considers historical and expected future net operating losses to be its primary indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets ("Assets"). The Company deems Assets to be impaired if the Company is unable to recover the carrying value of its Assets over their expected remaining useful life through a forecast of undiscounted future operating cash flows directly related to the Assets. If Assets are deemed to be impaired, the loss is measured as the amount by which the carrying amount of the Assets exceeds their fair values. TSAT generally measures fair value by considering sales prices for similar assets or by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

 Deferred Financing Costs

   Deferred financing costs are amortized over the term of the related loan facility.

 Revenue Recognition

   Programming and equipment rental revenue is recognized in the period that services are delivered. Installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. To date, direct selling costs have exceeded installation revenue.

 Advertising Costs

   Advertising costs generally are expensed as incurred. Amounts expensed for advertising aggregated $5,066,000, $23,062,000 and $25,622,000 during 1998,
1997 and 1996, respectively.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

 Marketing and Direct Selling Costs

   Marketing and direct selling costs are expensed as incurred. The excess cost of customer premises equipment over proceeds received upon sale of such equipment is recognized at the time of sale and is included in selling expense.

 Residual Sales Commissions

   Residual sales commissions, which become payable upon the collection of programming revenue from certain subscribers, are expensed during the period in which such commissions become payable.

 Stock Based Compensation

   The Company accounts for stock-based employee compensation using the intrinsic value method pursuant to Accounting Principles Board Opinion No. 25.

 Income Taxes

   TSAT accounts for its income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Loss Per Common Share

   The loss per common share for the years ended December 31, 1998 and 1997 is based on 67,718,000 and 66,658,000 weighted average shares outstanding during the respective period. TSAT issued 66,408,000 shares of Company Common Stock pursuant to the Spin-off. The loss per share amounts set forth in the accompanying statements of operations assume that the shares issued pursuant to the Spin-off were issued and outstanding since January 1, 1996. Accordingly, the calculation of the loss per share assumes weighted average shares outstanding of 66,408,000 for the year ended December 31, 1996. Excluded from the computation of diluted EPS for the years ended December 31, 1998, 1997 and 1996 are options to acquire 6,929,000, 7,894,000 and 591,000 weighted average shares of Series A Common Stock, respectively, because inclusion of such options would be anti-dilutive.

 Comprehensive Income (Loss)

   The Company's total comprehensive loss for all periods presented herein did not differ from those amounts reported as net loss in the consolidated statements of operations.

 Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

(7)Supplemental Disclosures to Statements of Cash Flows

   Cash paid for interest was $13,844,000, $20,224,000 and $1,946,000 during the years ended December 31, 1998, 1997 and 1996. Cash paid for income taxes was not material during the years ended December 31, 1998, 1997 and 1996.

     Significant non-cash investing and financing activities for the year ended December 31 1998 are as follows (amounts in thousands):

     Contribution of operating assets and liabilities to subsidiary in Restructuring.............................................. $ 68,796
                                                                     ========
     Increase in equity due to issuance of stock by subsidiary in
      Restructuring................................................. $299,046
                                                                     ========

   Transactions effected through the intercompany account with TCIC for periods prior to the Spin-off have been considered to be constructive cash receipts and payments for purposes of the accompanying statements of cash flows.

   The non-cash effects of the Spin-off are set forth in the accompanying statements of equity.

   Accounts payable include accrued capital expenditures of $35,645,000 and $7,713,000 at December 31, 1997 and 1996, respectively, which have been excluded from the accompanying statements of cash flows.

(8)Investment in PRIMESTAR, Inc.

   As a result of the Restructuring, PRIMESTAR owns and operates the PRIMESTAR(R) direct to home satellite service throughout the continental U.S.

   Summarized unaudited financial information for PRIMESTAR is as follows:

                                                             December 31,
                                                         ---------------------
                                                            1998       1997
                                                         ----------  ---------
                                                         amounts in thousands
   Financial Position
   Current assets....................................... $  143,567     42,425
   Property and equipment, net..........................  1,148,590  1,121,937
   Intangible assets, net...............................    786,373        --
   Other assets, net....................................     33,557     40,494
                                                         ----------  ---------
     Total assets....................................... $2,112,087  1,204,856
                                                         ==========  =========
   Current liabilities.................................. $  448,514    180,051
   Debt.................................................  1,833,195    418,729
   Deferred income taxes................................     75,057        --
   Other liabilities....................................     40,095    469,807
   Stockholders' equity (deficit).......................   (284,774)   136,269
                                                         ----------  ---------
     Total liabilities and stockholders' equity
      (deficit)......................................... $2,112,087  1,204,856
                                                         ==========  =========

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

                                                 Year ended December 31,
                                              -------------------------------
                                                 1998        1997      1996
                                              -----------  --------  --------
                                                  amounts in thousands
   Results of Operations
   Revenue................................... $ 1,289,666   561,990   417,461
   Operating, selling, general and
    administrative expenses..................  (1,133,834) (489,947) (410,390)
   Impairment of long-lived assets...........    (950,289)      --        --
   Depreciation and amortization.............    (543,087) (243,642) (191,355)
                                              -----------  --------  --------
     Operating loss..........................  (1,337,544) (171,599) (184,284)
   Interest expense..........................    (145,939)  (47,992)   (2,023)
   Other, net................................      (7,749)  (18,750)      366
   Income tax benefit........................     147,528       --     45,937
                                              -----------  --------  --------
     Net loss................................ $(1,343,704) (238,341) (140,004)
                                              ===========  ========  ========

(9)Satellites

 Tempo DBS System

   The Company, through Tempo, holds the FCC Permit authorizing construction of a high power DBS system consisting of two or more satellites delivering DBS service in 11 frequencies at the 119(degrees) W.L. orbital position.

   Tempo is also a party to the Satellite Construction Agreement with Loral, pursuant to which Tempo has arranged for the construction of the Tempo Satellites at a fixed contract price of $487,159,500, and has an option to purchase up to three additional satellites.

   Tempo DBS-1 was launched into geosynchronous orbit on March 8, 1997. During 1997, Loral notified TSAT of nine separate occurrences of power reductions on Tempo DBS-1. In addition, Loral notified Tempo of two additional power reductions that occurred on March 29, 1999 and April 2, 1999. TSAT does not currently know the extent of such power reductions, and cannot confirm the precise causes thereof; however, such reductions could eventually affect the proposed operation of Tempo DBS-1, either alone or together with other events that may arise during the expected life of the satellite. As a result of such power reductions, in-orbit testing has been extended and Tempo DBS-1 has not yet been accepted. Pursuant to the Satellite Construction Agreement, Loral bears the risk of loss of the Tempo Satellites until Tempo accepts delivery of the Tempo Satellites. TSAT currently believes that Tempo DBS-1 may not fully comply with specifications, but has not yet determined the extent of any such non-compliance. Tempo and Loral are currently engaged in negotiations regarding this matter, including the timing, extent and methodology of any further tests to be conducted and the terms of any monetary settlement with respect to the satellite to which Tempo may be entitled under the Satellite Construction Agreement. Certain launch defects or damages affecting Tempo DBS-1 could cause a substantial monetary loss to TSAT.

   Under the FCC Permit, the time by which the Tempo Satellites must be operational was due to expire in May 1998. On April 3, 1998, Tempo filed a request with the FCC for an extension of that deadline pending FCC review of TSAT's request for consent to the transfer of control of Tempo to PRIMESTAR (the "Transfer Application") should the FCC determine that an extension is necessary for Tempo to maintain its FCC authorizations at 119(degrees) W.L. and 166(degrees) W.L.

   On April 30, 1998, the FCC determined that Tempo's satellite at 119(degrees) W.L. was not operational. It did find, however, that an extension of time was warranted for that orbital location and granted an extension to

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

Tempo for 119(degrees) W.L. Such extension was granted until six months after the FCC determination on the Transfer Application, with the condition that Tempo not enter into a lease agreement with PRIMESTAR or any similar lease arrangement prior to the FCC's decision on the Transfer Application. In addition, Tempo voluntarily surrendered its permit for 166(degrees) W.L.

   On November 25, 1998, Tempo and PRIMESTAR requested expedited action by the FCC on the Transfer Application. Several parties filed responses to that request, objecting to the proposed transfer. PRIMESTAR and Tempo filed a joint reply to those objections. On January 27, 1999, Tempo filed a joint application with DIRECTV Enterprises, Inc. seeking FCC approval to assign Tempo's DBS authorization to DIRECTV ("DIRECTV Application"). In addition, Tempo and PRIMESTAR jointly filed a letter seeking to maintain the status quo with respect to the Transfer Application until the FCC decides the DIRECTV Application. Therefore, Tempo and PRIMESTAR requested that the Transfer Application be held in abeyance and, subject to and contemporaneously with approval of the DIRECTV Application, that the FCC dismiss the Transfer Application.

   Upon delivery of each of the Tempo Satellites, Tempo is obligated to make a $10 million incentive payment to Loral. Tempo is eligible to receive a pro rata warranty payback of each such incentive payment to the extent that transponder failures occur during the twelve-year period following delivery. Satellite incentive payments and any related warranty paybacks are treated as adjustments of the cost of the applicable Tempo Satellite.

 Tempo Option

   In February 1990, Tempo entered into an option agreement (the "Tempo Option Agreement") with PRIMESTAR Partners granting PRIMESTAR Partners the right and option (the "Tempo Capacity Option"), upon exercise, to purchase or lease 100% of the capacity of the DBS system to be built, launched and operated by Tempo pursuant to the FCC Permit. Under the Tempo Option Agreement, upon the exercise of the Tempo Capacity Option, PRIMESTAR Partners was obligated to pay Tempo $1,000,000 (the "Exercise Fee") and to lease or purchase the entire capacity of the DBS system with the purchase price (or aggregate lease payments) being sufficient to cover the costs of constructing, launching and operating such DBS system. In connection with the Tempo Capacity Option and certain related matters, Tempo and PRIMESTAR Partners subsequently entered into two letter agreements (the "Tempo Letter Agreements"), which provided for, among other things, the funding by PRIMESTAR Partners of milestone and other payments due under the Satellite Construction Agreement, and certain related costs, through advances by PRIMESTAR Partners to Tempo (the "PRIMESTAR Advances"). The PRIMESTAR Advances aggregated $469,498,000 at December 31, 1998 and are reflected in due to PRIMESTAR, Inc. in the accompanying consolidated balance sheets.

   On February 7, 1997, the Partners Committee of PRIMESTAR Partners adopted a resolution (i) affirming that PRIMESTAR Partners had unconditionally exercised the Tempo Capacity Option, (ii) approving the proposed launch of Tempo DBS-1 into the 119(degrees) W.L. orbital position and the use of Tempo DBS-2 as a spare or back-up for Tempo DBS-1, pending other deployment or disposition as determined by PRIMESTAR Partners, and (iii) authorizing the payment by PRIMESTAR Partners to Tempo of the Exercise Fee and other amounts in connection with the Tempo Capacity Option and the Tempo Letter Agreements, including funding of substantially all construction and related costs relating to the Tempo Satellites not previously funded by PRIMESTAR Partners.

   The Tempo Letter Agreements permit PRIMESTAR Partners to apply its advances to Tempo against any payments (other than the Exercise Fee) due under the Tempo Capacity Option with respect to its purchase or lease of satellite capacity. Although TSAT and PRIMESTAR Partners have not entered into an agreement with respect to the purchase or lease of 100% of the capacity of the proposed Tempo DBS system pursuant to the

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

Tempo Capacity Option, TSAT believes that its obligations to PRIMESTAR Partners with respect to such advances will be satisfied in connection with the completion of such purchase or lease, including the Hughes High Power Transaction. However, if notwithstanding the exercise of the Tempo Capacity Option such purchase or lease of satellite capacity is not completed, TSAT believes that alternative courses of action are available that would allow TSAT to recover its costs of constructing the Tempo Satellites.

   In connection with the Hughes High Power Transaction, Hughes has agreed to assume, and to satisfy and discharge $465 million of Tempo's obligation to PRIMESTAR Partners for the PRIMESTAR Advances, and PRIMESTAR Partners has agreed to forgive the remaining balance. In addition, PRIMESTAR Partners has agreed to terminate its rights under the Tempo Capacity Option.

(10)Stockholders' Equity

 Common Stock

   The Series A Common Stock has one vote per share and the Series B Common Stock has ten votes per share. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock.

 Preferred Stock

   TSAT is authorized to issue 5,000,000 shares of Preferred Stock. The Preferred Stock may be issued from time to time as determined by the Board of Directors, without stockholder approval. Such Preferred Stock may be issued in such series and with such designations, preferences, conversion or other rights, voting powers, qualifications, limitations, or restrictions as shall be stated or expressed in a resolution or resolutions providing for the issue of such series adopted by the Company's Board of Directors (the "TSAT Board"). The TSAT Board has not authorized the issuance of any shares of Preferred Stock and has no current plans for the issuance of any shares of Preferred Stock.

 Employee Retirement Plan

   TSAT's Employee Stock Purchase Plan (the "TSAT ESPP") became effective on January 1, 1997 and was merged into PRIMESTAR Partners' retirement plan in connection with the Restructuring. The TSAT Plan provided eligible employees with an opportunity to invest in TSAT and to create a retirement fund. Terms of the TSAT ESPP provided for eligible employees to contribute up to 10% of their compensation to a trust for investment in TSAT common stock. TSAT, by annual resolution of the TSAT Board, could elect to contribute up to 100% of the amount contributed by employees. TSAT contributions to the TSAT ESPP aggregated $317,000 and $1,200,000 for 1998 and 1997.

 Stock Options

   On the Spin-off Date, the TSAT Board adopted, and TCI as the sole stockholder of the Company prior to the Spin-off, approved, the TCI Satellite Entertainment, Inc. 1996 Stock Incentive Plan (the "TSAT 1996 Plan"). The TSAT 1996 Plan provides for awards to be made in respect of a maximum of 3,200,000 shares of Series A Common Stock (subject to certain anti-dilution adjustments). Awards may be made as grants of stock options, stock appreciation rights ("SARs"), restricted shares, stock units, performance awards or any combination thereof (collectively, "Awards"). Awards may be made to employees and to consultants and advisors to the Company who are not employees. Shares of Series A Common Stock that are subject to Awards that expire, terminate or are annulled for any reason without having been exercised (or deemed exercised, by virtue of the exercise of a related SAR), or are forfeited prior to becoming vested, will return to the pool of

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES such shares available for grant under the TSAT 1996 Plan. Options granted pursuant to the TSAT 1996 Plan vest evenly over five years from the date of grant and expire 10 years from the date of grant.

   In June 1996, the Board of Directors of TCI (the "TCI Board") authorized TCI to permit certain of its executive officers to acquire equity interests in certain of TCI's subsidiaries. In connection therewith, the TCI Board approved the acquisition by each of two executive officers of TCI who are not employees of the Company (the "TCI Officers"), of 1.0% of the net equity of the Company. The TCI Board also approved the acquisition by the chief executive officer and a director of the Company (the "Company Officer"), of 1.0% of the net equity of the Company and the acquisition by an executive officer of certain TCI subsidiaries who is also a director, but not an employee, of the Company (the "TCI Subsidiary Officer"), of 0.5% of the net equity of the Company. The TCI Board determined to structure such transactions as grants by the Company to such persons of options to purchase shares of Series A Common Stock representing 1.0% (in the case of each of the TCI Officers and the Company Officer) and 0.5% (in the case of the TCI Subsidiary Officer) of the shares of Series A Common Stock and Series B Common Stock issued and outstanding on the Spin-off Date, determined immediately after giving effect to the Spin-off, but before giving effect to any exercise of such options (the "Spin-off Date Options").

   Spin-off Date Options to purchase 2,324,266 shares of Series A Common Stock at a per share price of $8.86 were granted on the Spin-off Date. As originally granted, the Spin-off Date options were to vest in 20% cumulative increments on each of the first five anniversaries of February 1, 1996, and were to be exercisable for up to ten years following February 1, 1996. In November 1997, the TSAT Board approved modifications to the vesting provisions of the Spin-off Date Options accelerating the vesting schedule such that the Spin-off Date Options will be two-thirds vested in February 1999 and fully vested in February 2000. Compensation expense with respect to the Spin-off Date Options held by the Company Officer aggregated $621,000, $1,101,000 and $95,000 during the years ended December 31, 1998, 1997 and 1996, respectively.

   Pursuant to the Reorganization Agreement, and (in the case of the TCI Officers and the TCI Subsidiary Officer) in partial consideration for the capital contribution made by TCI to the Company in connection with the Spin-off, the Company agreed, effective as of the Spin-off Date, to bear all obligations under such options and to enter into stock option agreements with respect to such options with each of the TCI Officers, the Company Officer and the TCI Subsidiary Officer

   On March 6, 1998, stockholders of the Company approved the TCI Satellite Entertainment, Inc. 1997 Nonemployee Director Stock Option Plan (the "TSAT DSOP") including the grant, effective as of February 3, 1997, to each person that as of that date was a member of the TSAT Board and was not an employee of the Company or any of its subsidiaries, of options to purchase 50,000 shares of Series A Common Stock. Pursuant to the TSAT DSOP, options to purchase 200,000 shares of Series A Common Stock were granted at an exercise price of $8.00 per share. As originally granted, options issued pursuant to the TSAT DSOP vest and become exercisable over a five-year period from the date of grant and expire 10 years from the date of grant. In November 1997, the TSAT Board approved modifications to the vesting provisions to provide for vesting in three annual installments, commencing February 1998. In November 1997, the TSAT Board also voted to increase the number of directors by one, and the director named to fill such newly created directorship received options to purchase 50,000 shares of Series A Common Stock at an exercise price of $6.50.

   The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock options, and accordingly, compensation expense has been recognized for its stock options in the accompanying financial statements using the intrinsic value method. Had the Company determined compensation expense based on the grant-date fair value method pursuant to Statement of Financial Accounting Standards No. 123, the Company's

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES net loss and loss per share would have been $447,012,000 and $6.60 for 1998, $240,384,000 and $3.61 for 1997 and would not have been significantly different than the amounts reported for 1996.

   The following table presents the number, weighted-average exercise price and weighted-average grant-date fair value of options to buy Series A Common Stock.

                                                           Weighted- Weighted-
                                                            average   average
                                                 Number of exercise  grant-date
                                                  options    price   fair value
                                                 --------- --------- ----------
   Granted in connection with Spin-off.......... 2,324,266   $8.86     $8.74
                                                 ---------
   Outstanding at December 31, 1996............. 2,324,266
     Granted in 1997............................ 1,070,000    7.93      4.77
                                                 ---------
   Outstanding at December 31, 1997 and 1998.... 3,394,266    8.57
                                                 =========
   Exercisable at December 31, 1996.............       --
                                                 =========
   Exercisable at December 31, 1997.............   464,853    8.86
                                                 =========
   Exercisable at December 31, 1998............. 1,241,706    8.64
                                                 =========

   As originally granted, options granted to employees vest evenly over five years with such vesting period beginning January 1, 1997, first become exercisable on January 1, 1998 and expire on December 31, 2006. In November 1997, the TSAT Board approved modifications to the vesting provisions to provide for vesting in three equal annual installments, commencing February 1998.

   Options outstanding at December 31, 1998 have a range of exercise prices from $6.50 to $8.86 and a weighted-average remaining contractual life of approximately eight years.

   The respective estimated grant-date fair values of the options noted above are based on the Black-Scholes model and are stated in current annualized dollars on a present value basis. The key assumptions used in the model for purposes of these calculations include the following: (a) a discount rate equal to the 10-year Treasure rate on the date of grant; (b) a 35% volatility rate;
(c) the 10-year option term; (d) the closing price of the Series A Common Stock on the date of grant; and (e) an expected dividend rate of zero.

   In February 1997, certain key employees of the Company were granted, pursuant to the TSAT 1996 Plan, an aggregate of 325,000 restricted shares of Series A Common Stock. As originally granted, such restricted shares vest as to 50% on January 1, 2001 and as to the remaining 50% on January 1, 2002. In November 1997, the TSAT Board approved modifications to the vesting provisions accelerating the vesting schedules under such restricted stock awards to provide for vesting of 50% on each of the second and third anniversaries of the date of granting. Compensation expense with respect to the restricted shares aggregated $434,000 and $585,000 during the years ended December 31, 1998 and 1997, respectively.

 Other

   Pursuant to the Reorganization Agreement, the Company granted to TCI an option to purchase up to 4,765,000 shares of Series A Common Stock, at an exercise price of $1.00 per share, as required by TCI from time to time to meet its obligations under the conversion features of certain convertible securities of TCI as such conversion features were adjusted as a result of the Spin-off. During 1998 and 1997, TCI purchased 991,000 shares and 258,000 shares, respectively, of Series A Common Stock pursuant to such option.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

   In connection with the Spin-off, TCI and the Company also entered into a "Share Purchase Agreement" to sell to each other from time to time, at the then current market price, shares of Series A TCI Group Stock and Series A Common Stock, respectively, as necessary to satisfy their respective obligations after the Spin-off Date under certain stock options and SARs held by their respective employees and non-employee directors.

   At December 31, 1998, a total of 8,790,209 shares of Series A Common Stock were reserved for issuance pursuant to the Spin-off Date Options, the Share Purchase Agreements, the Reorganization Agreement, the TSAT 1996 Plan and the TSAT DSOP. In addition, one share of Series A Common Stock is reserved for each outstanding share of Series B Common Stock.

(11) Income Taxes

   Through the Spin-off Date, TSAT's results of operations were included in TCI's consolidated U.S. Federal income tax returns, in accordance with the existing tax sharing arrangements among TCI and its consolidated subsidiaries. Effective July 1, 1995, TCI, TCIC and certain other subsidiaries of TCI entered into a tax sharing agreement (the "Tax Sharing Agreement"), which formalized such pre-existing tax sharing arrangements and implemented additional provisions regarding the allocation of certain consolidated income tax attributes and the settlement procedures with respect to the intercompany allocation of current tax attributes. In connection with the Spin-off, the Tax Sharing Agreement was amended to provide that TSAT be treated as if it had been a party to the Tax Sharing Agreement, effective July 1, 1995. TSAT's intercompany income tax allocation through the Spin-off Date has been calculated in accordance with the Tax Sharing Agreement. Subsequent to the Spin-off Date, TSAT files separate U.S. Federal and state income tax returns.

   In connection with the Restructuring, TSAT and TCI entered into a tax sharing agreement dated June 1997, to confirm that pursuant to the amended Tax Sharing Agreement (i) neither TSAT nor any of its subsidiaries has any obligation to indemnify TCI or the TCI shareholders for any tax resulting from the Spin-off failing to qualify as a tax-free distribution pursuant to Section 355 of the Internal Revenue Code of 1986 (the "Code"); (ii) TCI is obligated to indemnify TSAT and its subsidiaries for any taxes resulting from the Spin-off failing to qualify as a tax-free distribution pursuant to Section 355 of the Code; (iii) to the best knowledge of TCI, TSAT's total payment obligation under the Tax Sharing Agreement could not reasonably be expected to exceed $5 million; and (iv) the sole agreement between TCI and TSAT or any of its subsidiaries relating to taxes is the Tax Sharing Agreement.

   TSAT recognized no income tax benefit during either of the years ended December 31, 1998 and 1997. As a result of the Spin-off, TSAT is no longer a part of the TCI consolidated tax group, and accordingly, is only able to realize income tax benefits for financial reporting purposes to the extent that such benefits offset TSAT's income tax liabilities or TSAT generates taxable income. For financial reporting purposes, all of TSAT's income tax liabilities had been fully offset by income tax benefits at December 31, 1998 and 1997. Additionally, during the foreseeable future, TSAT believes that it will incur net losses for income tax purposes, and accordingly, will not be in a position to realize income tax benefits on a current basis.

   Income tax benefit (expense) for the year ended December 31, 1996 consists of:

                                                      Current Deferred   Total
                                                      ------- --------  -------
                                                        amounts in thousands
   Year ended December 31, 1996:
     Intercompany allocation......................... $70,645     --     70,645
     Federal.........................................     --  (17,699)  (17,699)
     State and local.................................     --   (7,009)   (7,009)
                                                      ------- -------   -------
                                                      $70,645 (24,708)   45,937
                                                      ======= =======   =======

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

   Income tax benefit (expense) differs from the amounts computed by applying the Federal income tax rate of 35% as a result of the following (amounts in thousands):

                                                   Years ended December 31
                                                   --------------------------
                                                     1998     1997     1996
                                                   --------  -------  -------
                                                     amounts in thousands
   Computed "expected" tax benefit................ $155,843   83,419   65,079
   State and local income taxes, net of Federal
    income tax benefit............................      --    13,009   (2,672)
   Issuance of common stock by subsidiary......... (104,666)     --       --
   Change in valuation allowance..................  (51,736) (98,521) (16,371)
   Other..........................................      559    2,093      (99)
                                                   --------  -------  -------
                                                   $    --       --    45,937
                                                   ========  =======  =======

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

                                                              December 31,
                                                           -------------------
                                                             1998       1997
                                                           ---------  --------
                                                               amounts in
                                                               thousands
   Deferred tax assets:
     Net operating loss carryforwards....................  $ 152,468   133,024
     Investment in PRIMESTAR, principally due to losses
      recognized for financial statement purposes in
      excess of losses recognized for tax purposes.......     15,827       --
     Investment in PRIMESTAR Partners:
       Due to an increase in tax basis upon transfer from
        TCIC to the Company..............................        --     29,305
       Due principally to losses recognized for financial
        statement purposes in excess of losses recognized
        for tax purposes.................................        --      2,671
     Future deductible amounts principally due to
      accruals deductible in later periods...............        --      5,028
                                                           ---------  --------
     Total deferred tax assets...........................    168,295   170,028
       Less-valuation allowance..........................   (166,628) (114,892)
                                                           ---------  --------
     Net deferred tax assets.............................      1,667    55,136
   Deferred tax liability:
     Property and equipment, principally due to
      differences in depreciation net of increase in tax
      basis resulting from intercompany transfer.........        --     55,136
     Other...............................................      1,667       --
                                                           ---------  --------
   Net deferred tax liability............................  $     --        --
                                                           =========  ========

   Immediately prior to the Spin-off, the investment in PRIMESTAR Partners was transferred from TCIC to the Company. Such transfer, which resulted in an increased tax basis for the investment in PRIMESTAR Partners, was recorded at TCIC's carryover basis for financial reporting purposes. In connection with such transfer, the Company recorded a $29,142,000 non-cash increase to the intercompany account owed to TCIC and $29,142,000 non-cash decrease to the Company's deferred tax liability.

   The valuation allowance for deferred tax assets as of December 31, 1998 was $166,628,000. Such balance increased $51,736,000 from December 31, 1997.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

   The Company has analyzed the sources and expected reversal periods of its deferred tax assets. The Company believes that the tax benefits attributable to deductible temporary differences will be realized to the extent of future reversals of existing taxable temporary differences.

   At December 31, 1998, the Company had net operating loss carry forwards for income tax purposes aggregating approximately $398,609,000 of which, if not utilized to reduce taxable income in future periods, $526,000 expire in 2006, $13,967,000 expire in 2010, $55,145,000 expire in 2011, $258,347,000 expire in
2012 and $70,624,000 expire in 2018.

(12)Transactions with Related Parties

   Pursuant to the terms of the TSAT Merger Agreement, PRIMESTAR reimbursed TSAT for all reasonable costs and expenses incurred by TSAT (i) to comply with its tax and financial reporting obligations, (ii) to maintain certain insurance coverage and (iii) to maintain its status as a publicly traded company. During the year ended December 31, 1998, such reimbursements aggregated $152,000. The effects of such reimbursements have been reflected as a reduction of TSAT's investment in PRIMESTAR.

   In addition, PRIMESTAR makes advances to TSAT for the payment of certain costs related to the Tempo Satellite and the proposed high power strategy. Such advances aggregated $6,365,000 during 1998, and are included in due to PRIMESTAR in the accompanying consolidated balance sheets.

   Certain former employees of TSAT, who are now employees of PRIMESTAR, hold stock options, stock options with tandem stock appreciation rights, and restricted shares of TSAT (collectively, the "TSAT Options"). Subsequent to the Restructuring, compensation expense related to the TSAT Options aggregated $1,541,000 and has been reflected as an increase in TSAT's investment in PRIMESTAR in the accompanying consolidated financial statements.

   Prior to the Restructuring, PRIMESTAR Partners provided programming services to the Company and other authorized distributors in exchange for a fee based upon the number of subscribers receiving programming services. In addition, PRIMESTAR Partners arranged for satellite capacity and uplink services, and provided national marketing and administrative support services in exchange for a separate authorization fee.

   Through December 31, 1996, TCIC provided certain installation, maintenance, retrieval and other customer fulfillment services to the Company. The costs associated with such services were allocated to the Company based upon a standard charge for each of the various customer fulfillment activities performed by TCIC. During the year ended December 31, 1996, the Company's capitalized installation costs included amounts allocated from TCIC of $53,169,000. Maintenance, retrieval and other operating expenses allocated from TCIC to the Company aggregated $20,365,000 during the year ended December 31, 1996.

   Effective January 1, 1997, charges for customer fulfillment services provided by TCI were made pursuant to the Fulfillment Agreement entered into by the Company and TCIC in connection with the Spin-off. Pursuant to the Fulfillment Agreement, TCIC continued to provide fulfillment services on an exclusive basis to the Company following the Spin-off with respect to customers of the PRIMESTAR(R) medium power service. Such services were performed in accordance with specified performance standards. Charges to TSAT pursuant to the Fulfillment Agreement aggregated $54,823,000 during 1997, of which $46,498,000 were capitalized installation costs. The Fulfillment Agreement terminated on December 31, 1997.

               TCI SATELLITE ENTERTAINMENT, INC. AND SUBSIDIARIES

   TCIC also provided corporate administrative services to the Company. Through the Spin-off Date, such administrative expenses, which were allocated from TCIC to the Company based primarily on the estimated cost of providing the service aggregated $18,120,000 during the year ended December 31, 1996.

   Effective on the Spin-off Date, charges for administrative services provided by TCIC were made pursuant to the Transition Services Agreement. Pursuant to the Transition Services Agreement, TCI was obligated to provide to the Company certain services and other benefits. As compensation for the services rendered and for the benefits made available to the Company pursuant to the Transition Services Agreement, the Company was required to pay TCI a monthly fee of $1.50 per qualified subscribing household or other residential or commercial unit (counted as one subscriber regardless of the number of satellite receivers), up to a maximum of $3,000,000 per month, and to reimburse TCI quarterly for direct, out-of-pocket expenses incurred by TCI to third parties in providing the services. Amounts charged to TSAT pursuant to the Transition Services Agreement aggregated $3,174,000 and $11,579,000 for the years ended December 31, 1998 and 1997, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Upon consummation of the Restructuring, TSAT and TCI agreed to terminate the Transition Services Agreement.

   Beginning in March 1997, and through the Closing Date, TCIC provided TSAT with customer support services from TCIC's Boise, Idaho call center. Amounts charged by TCIC to TSAT for such services aggregated $5,026,000 and $12,173,000 during the years ended December 31, 1998 and 1997, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

   Certain key employees of the Company hold stock options in tandem with SARs with respect to certain common stock of TCI. In connection with the Spin-off, the Company assumed the stock compensation liability with respect to such TCI options and SARs. Estimates of the compensation related to the options and/or SARs granted to employees of the Company have been recorded in the accompanying financial statements, but are subject to future adjustment based upon the market value of the underlying TCI common stock and, ultimately, on the final determination of market value when the rights are exercised. Non-cash increases (decreases) to such estimated stock compensation liability, which are included in the above-described TCIC administrative expense allocations, aggregated $(541,000) during the year ended December 31, 1996. In 1998 and 1997, the Company recognized $3,814,000 and $6,134,000, respectively, of stock compensation expense related to the aforementioned options with tandem SARs.

                                                                     Schedule II

                       TCI SATELLITE ENTERTAINMENT, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                  Years ended December 31, 1998, 1997 and 1996

                                      Additions  Deductions
                                      ---------- ----------
                           Balance at Charged to Write-offs          Balance
                           beginning    profit     net of            at end
Description                 of year    and loss  recoveries Other(1) of year
-----------                ---------- ---------- ---------- -------- -------
                                         amounts in thousands
Year ended December 31,
 1998:
  Allowance for doubtful
   receivables--trade.....   $5,307      3,062     (4,003)   (4,366)    --
                             ======     ======    =======    ======   =====
Year ended December 31,
 1997:
  Allowance for doubtful
   receivables--trade.....   $4,666     18,339    (17,698)      --    5,307
                             ======     ======    =======    ======   =====
Year ended December 31,
 1996:
  Allowance for doubtful
   receivables--trade.....   $4,819     19,235    (19,388)      --    4,666
                             ======     ======    =======    ======   =====

--------
(1) Contribution of accounts receivable and related allowance for doubtful accounts in connection with TSAT Asset Transfer.

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)
                                   unaudited

                                                                   For
                                                            the Three Months
                                                             Ended March 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
Revenues................................................... $164,161  $136,839
Cost of Sales..............................................   96,696    84,656
                                                            --------  --------
Gross Margin...............................................   67,465    52,183
Operating Expenses:
  Selling and marketing....................................   33,559    27,230
  Manufacturer Incentive...................................   11,115    11,310
  General and administrative...............................   19,817    13,437
  Commissions to retailers.................................    2,978     3,256
  Engineering and operations...............................    4,784     3,311
  Depreciation and amortization............................    5,013     3,772
                                                            --------  --------
    Net operating loss.....................................   (9,801)  (10,133)
Other Income:
  Interest income..........................................      740       996
  Other....................................................        1         8
                                                            --------  --------
    Net loss............................................... $ (9,060) $ (9,129)
                                                            ========  ========
    Net loss per share--basic and diluted.................. $  (0.10) $  (0.10)
                                                            ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                (In thousands, except share and per share data)

                                                        March 31,  December 31,
                                                          1999         1998
                                                       ----------- ------------
                                                       (Unaudited)
                        ASSETS
Current Assets:
  Cash and cash equivalents...........................  $ 67,884     $ 66,297
  Trade accounts receivable, net......................    57,828       47,843
  Prepaid expenses and other..........................     7,238        8,856
                                                        --------     --------
    Total current assets..............................   132,950      122,996
                                                        --------     --------
Property and equipment:
  Land................................................       351          351
  Buildings and improvements..........................     5,106        5,106
  Equipment...........................................   151,092      150,249
                                                        --------     --------
                                                         156,549      155,706
  Less--Accumulated depreciation......................  (101,561)     (96,548)
                                                        --------     --------
    Total property and equipment, net.................    54,988       59,158
                                                        --------     --------
Other assets:
  Long-term investments, consisting of U.S. Treasury
   securities.........................................       --         4,501
  Other...............................................     3,244        3,456
                                                        --------     --------
    Total other assets................................     3,244        7,957
                                                        --------     --------
                                                        $191,182     $190,111
                                                        --------     --------



  The accompanying notes are an integral part of these consolidated financial statements.

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

                (In thousands, except share and per share data)

                                                        March 31,  December 31,
                                                          1999         1998
                                                       ----------- ------------
                                                       (Unaudited)
    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses...............  $  74,900   $  65,743
  Deferred revenue....................................     64,368      52,956
  Manufacturer Incentive obligation...................     27,659      25,579
  Contract cancellation payable.......................        --       13,200
                                                        ---------   ---------
    Total current liabilities.........................    166,927     157,478
                                                        ---------   ---------
Long term liabilities:
  Due to HBI..........................................     10,000      10,000
  Manufacturer Incentive obligation...................     77,653      77,103
                                                        ---------   ---------
    Total long term liabilities.......................     87,653      87,103
                                                        ---------   ---------
Commitments and contingencies (Note 3)
Shareholders' equity (deficit)
  Preferred Stock, $0.01 Par Value, 50 million shares
   authorized; none issued or outstanding ............        --          --
  Class A Common Stock--Participating, voting, $.0001
   Par Value, 500 million shares authorized,
   30,451,450 shares issued and outstanding at
   March 31, 1999 and 29,390,450 at December 31,
   1998...............................................          2           2
  Common Stock--Participating, voting, $.0001 Par
   Value, 100 million shares authorized, 59,382,825
   shares issued and outstanding at March 31, 1999 and
   60,422,825 at December 31, 1998....................          7           7
  Additional paid-in capital..........................    375,032     374,896
  Accumulated deficit.................................   (438,439)   (429,380)
  Accumulated other comprehensive income..............        --            5
                                                        ---------   ---------
    Total shareholders' equity (deficit)..............    (63,398)    (54,470)
                                                        ---------   ---------
                                                        $ 191,182   $ 190,111
                                                        =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                   unaudited

                                                        For The Three Months
                                                           Ended March 31
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
Operating activities:
  Net loss............................................. $   (9,060) $   (9,129)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities--
    Depreciation and amortization......................      5,013       3,772
    Change in operating items:
      Receivables and other current assets.............     (8,367)      7,392
      Accounts payable and accrued expenses............     (4,043)      1,302
      Deferred revenue.................................     11,412       6,184
      Manufacturer Incentive...........................      2,630       7,342
      Other............................................        206        (107)
                                                        ----------  ----------
        Net cash provided by (used in) operating
         activities....................................     (2,209)     16,756
                                                        ----------  ----------
Investing activities:
  Purchase of and deposits on equipment................       (842)     (1,665)
  Proceeds from sale of long-term available-for-sale
   investments ........................................      4,501         --
                                                        ----------  ----------
        Net cash provided by (used in) investing
         activities ...................................      3,659      (1,665)
                                                        ----------  ----------
Financing activities:
  Proceeds from stock issuance.........................        137         --
                                                        ----------  ----------
        Net cash provided by financing activities......        137         --
                                                        ----------  ----------
        Increase in cash and cash equivalents..........      1,587      15,091
                                                        ----------  ----------
Cash and cash equivalents, beginning of period ........     66,297      68,646
                                                        ----------  ----------
Cash and cash equivalents, end of period .............. $   67,884  $   83,737
                                                        ==========  ==========
Supplementary cash flow information:
  Cash paid during the period for--
    Interest........................................... $      --   $      --
                                                        ==========  ==========
    Income taxes....................................... $      --   $      --
                                                        ==========  ==========


  The accompanying notes are an integral part of these consolidated financial statements.

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1. Organization:

   United States Satellite Broadcasting Company, Inc. and Subsidiaries ("USSB" or the "Company") provide subscription television programming via a high-power direct broadcast satellite ("DBS") to households throughout the continental United States. The Company broadcasts a high quality digital television signal using a digital satellite system ("DIRECTV/USSB System"). The Company's programming is available to customers who have a DIRECTV/USSB System, which consists of an 18-inch satellite dish, a receiver/decoder and a remote control. All of the Company's gross revenues and identifiable assets relate to the Company's activities in this industry.

   Hubbard Broadcasting, Inc. ("HBI") beneficially owned 51.8% of the Company as of March 31, 1999 and December 31, 1998, and had approximately 74.5% of the total voting power at March 31, 1999.

   The Company has entered into an Agreement and Plan of Merger dated as of December 11, 1998 (the "Merger Agreement") with General Motors Corporation, a Delaware Corporation ("GM"), and its subsidiary Hughes Electronics Corporation, a Delaware corporation ("Hughes"), pursuant to which, if certain conditions are satisfied, the Company will be merged with and into Hughes (the "Merger"). The Merger, which is subject to shareholder approval and to the satisfaction of other conditions contained in the Merger Agreement, is expected to take place in May 1999. If the Merger is completed, each share of USSB stock will be converted, subject to certain limitations, into either (i) a fraction of a share of Class H Common Stock of GM equal to the exchange ratio provided in the Merger Agreement or (ii) cash equal to that exchange ratio multiplied by the 20-day volume-weighted average price of the GM Class H Common Stock (the "Merger Consideration"). The Merger Consideration is dependent upon the GM Class H Common Stock price and will not exceed $18.00 per share.

Note 2. Basis of Presentation:

   The accompanying unaudited consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles for interim financial statements and, therefore, do not include all information and disclosures required by Generally Accepted Accounting Principles for complete financial statements. In the opinion of management, such statements reflect all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for interim periods presented are not necessarily indicative of the results which may be expected for the entire fiscal year. These statements should be read in conjunction with the December 31, 1998 consolidated financial statements, the notes thereto, and the Company's Report on Form 10-K.

Note 3. Commitments and Contingencies:

 Regulatory Matters

   USSB II, Inc. (a wholly owned subsidiary of the Company) holds a license from the Federal Communications Commission (the "FCC") to broadcast from five transponders at 101DEG. west longitude (the "License"). The Company must continue to maintain the License to operate its business. The License expires in June 2004 and is renewable at ten-year intervals. Although the Company expects to obtain such renewals in the ordinary course, there can be no assurance that such renewals will be granted.

   The construction and launch of broadcasting satellites and the operation of satellite broadcasting systems are subject to substantial regulation by the FCC. Under the License, the Company is subject to FCC review primarily for the following: (i) standards regarding individual satellites (e.g., meeting minimum financial, legal

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES and technical standards); (ii) avoiding interference with other satellites; and
(iii) complying with rules the FCC has established specifically for high-power DBS satellite licenses. In addition, uplink facilities are separately licensed by the FCC. The Company's National Broadcast Center and the Auxiliary Broadcast Center have each received its FCC license. FCC rules are subject to change in response to industry developments, new technology and political considerations.

   The FCC granted the Company a Construction Permit and Launch Authority (the "Permit"), held by USSB II, for satellites with three transponders at 110DEG. west longitude and eight transponders at 148DEG. west longitude. On June 24, 1998, the Company voluntarily returned to the FCC its authorization for eight transponders at 148DEG. west longitude. The return of the authorization at 148DEG. west longitude had no effect on the status of the Company's Permit for the 110DEG. orbital location.

   The Permit requires the Company to comply with specified construction and launch schedules. The FCC has the authority to revoke the Permit for the 110DEG. orbital location if the Company fails to comply with the FCC schedule for construction and launch. Under the Merger Agreement, the Company and Hughes have agreed to cooperate and use their reasonable best efforts to maintain the Permit at the 110DEG. orbital location. In connection therewith, the Company and Hughes have jointly filed an application for modification of authorization to move the DBS-1 satellite, which presently operates at the 101DEG. orbital location, to the 110DEG. orbital location to satisfy the FCC's due diligence requirements. On April 1, 1999, the FCC staff issued an order approving the transfer of control of the FCC authorization for construction at the 110DEG. orbital location to DIRECTV, conditioned upon DIRECTV initiating service on the three transponders authorized at the 110DEG. orbital location by December 31, 1999.

   Under the Merger Agreement, on December 17, 1998, Hughes, DIRECTV Enterprises, Inc., a wholly-owned subsidiary of Hughes, and the Company also filed applications with the FCC requesting consent to the transfer of control of all of the FCC authorizations held by USSB II, Inc. to Hughes. The FCC staff's April 1, 1999 order also approved the transfer of control of the FCC license for five transponders at the 101DEG. orbital location and related earth station licenses to DIRECTV.

   The order of the FCC staff issued on April 1, 1999 became final on May 12, 1999.

   While the Company has generally been successful to date with respect to compliance with regulatory matters, there can be no assurance that the Company will succeed in obtaining and maintaining all requisite regulatory approvals for its operations.

 Lockheed Martin Astro Space Agreement

   The Company originally entered into contracts with Lockheed Martin for the construction of direct broadcast satellites at the 110DEG. orbital location (the "110DEG. Contract") and at the 148DEG. orbital location (the "148DEG. Contract"). As required by the Merger Agreement, the Company has canceled the 110DEG. Contract and has allowed the 148DEG. Contract to expire in accordance with its terms. Both actions were effective December 31, 1998.

 Insurance

   The Company maintains business interruption and in-orbit insurance coverages at levels management considers necessary to address the normal risks of operating via communications satellite, including damage, destruction or failure of the satellite or its transponders. Additionally, the Company maintains general liability and directors' and officers' insurance coverages.

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

 Satellite

   All of the Company's programming is carried on a single satellite, DBS-1, which the Company co-owns with DIRECTV, a subsidiary of Hughes Electronics Corporation. As previously reported, a spacecraft control processor ("SCP") aboard the DBS-1 satellite failed on July 4, 1998, and control of DBS-1 was automatically switched to the spare SCP without interruption of service. In connection with the execution of the Merger Agreement, DIRECTV and the Company entered into a Channel Services Provision Agreement which provides that, subject to the terms of that Agreement, DIRECTV will provide to USSB, on a full time basis, channel capacity and related services on two other satellites owned by Hughes at the 101DEG. orbital location sufficient to transmit and deliver a limited number of premium movie services to USSB subscribers. At the same time, the Company and Hughes also entered into a Replacement Payload Option Agreement which clarifies USSB's right to transponder capacity on a replacement satellite, in the event the Merger Agreement is terminated due to the failure of the transponders on DBS-1. The Replacement Payload Option Agreement provides that USSB may elect to purchase five transponders at a fixed price on DIRECTV 1-R, a satellite under construction by Hughes.

 Litigation

   In November 1996, Personalized Media Communications, L.L.C. ("PMC") initiated legal proceedings against the Company and others before the United States International Trade Commission ("ITC"), and in the United States District Court for the Northern District of California. The Company does not believe that PMC is entitled to damages or any remedies from the Company, and management intends to vigorously defend both actions.

   In June 1997, IPPV Enterprises, a Georgia partnership ("IPPV") initiated a legal proceeding against the Company and others in the United States District Court for the District of Delaware. The parties have agreed in principal to settle this litigation and, pursuant to such agreement, the Company expects to contribute an amount which it does not presently anticipate to be material to the financial position of the Company.

   In September 1998, WIC Premium Television, Ltd., an Edmonton, Alberta, Canada corporation, ("WIC") initiated legal proceedings in both the Federal Court of Canada Trial Division and the Alberta Courts against numerous retailers, programming providers, and programming distributors, including the Company. The Company is challenging the jurisdiction of both courts, and management has not reached a judgement regarding whether WIC may be entitled to damages or any remedies from the Company.

   The Company is also exposed to other litigation encountered in the normal course of business. In the opinion of management, the resolution of these other litigation matters of which the Company is aware will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

 Manufacturer Incentive Program

   On August 26, 1996, the Company, together with DIRECTV, Inc., entered into financial incentive arrangements with certain manufacturers of DIRECTV/USSB System equipment to assist these manufacturers in lowering the price of DIRECTV/USSB System. Such arrangements, which run for up to four years depending on manufacturer, commit the Company to pay the manufacturers over a five-year period from the date new DIRECTV/USSB System households are authorized to receive programming. The expense and liability for such future commitments are established and recorded upon activation of the related DIRECTV/USSB System. In the quarter ended March 31, 1999, the Company charged to expense $11.1 million, representing the full amount of those future obligations for the Manufacturer Incentive program incurred during the quarter. Cash paid in the quarter ended March 31, 1999 totaled $6.2 million, and future payment obligations (all of which have been previously charged to expense) totaled $105.3 million at March 31, 1999.

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

   While the amounts to be incurred in the future by the Company under these arrangements cannot be precisely estimated, the Company expects that as the level of retail DIRECTV/USSB System unit sales increase, the cash flow related to these arrangements will increase accordingly.

Note 4. Recently Issued Accounting Pronouncements:

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative financial instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet either as an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company will be required to adopt SFAS No. 133 no later than January 1, 2000. The Company has not entered into any derivative financial instruments as of March 31, 1999. As a result, adoption of SFAS No. 133 would currently have no impact on the Company. In the future, if the Company were to enter into derivative financial instruments which are covered by SFAS No. 133, volatility in earnings and other comprehensive income could be increased.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To United States Satellite Broadcasting Company, Inc.

   We have audited the consolidated balance sheets of United States Satellite Broadcasting Company, Inc. (a Minnesota corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United States Satellite Broadcasting Company, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Minneapolis, Minnesota,
January 22, 1999

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                       As of December 31,
                                                    --------------------------
                                                        1998          1997
                                                    ------------  ------------
                                                      (In thousands, except
                                                    share and per share data)
Assets
Current Assets
 Cash and cash equivalents......................... $     66,297  $     68,646
 Trade accounts receivable, less allowance of
  $5,986 and $6,074 at December 31, 1998 and 1997,
  respectively.....................................       47,843        44,992
 Prepaid expenses and other........................        8,856        11,832
                                                    ------------  ------------
   Total current assets............................      122,996       125,470
                                                    ------------  ------------
Property and Equipment
 Land..............................................          351           351
 Buildings and improvements........................        5,106         5,075
 Equipment.........................................      150,249       138,264
                                                    ------------  ------------
                                                         155,706       143,690
                                                    ------------  ------------
Less--Accumulated depreciation.....................      (96,548)      (79,235)
                                                    ------------  ------------
   Total property and equipment, net...............       59,158        64,455
                                                    ------------  ------------
Other Assets
 Satellite deposits................................          --          8,380
 Long-term investments.............................        4,501         3,970
 Other.............................................        3,456         4,035
                                                    ------------  ------------
   Total other assets..............................        7,957        16,385
                                                    ------------  ------------
                                                    $    190,111  $    206,310
                                                    ============  ============
Liabilities and Shareholders' Equity (Deficit)
Current Liabilities
 Accounts payable and accrued expenses............. $     65,743  $     60,599
 Deferred revenue..................................       52,956        56,156
 Manufacturer Incentive obligation.................       25,579        17,023
 Contract cancellation payable.....................       13,200           --
                                                    ------------  ------------
   Total current liabilities.......................      157,478       133,778
                                                    ------------  ------------
Manufacturer Incentive Obligation..................       77,103        60,433
Due to HBI.........................................       10,000        10,000
Commitments and Contingencies (Note 4)
Shareholders' Equity (Deficit)
Preferred Stock, $.01 par value, 50 million shares
 authorized; none issued or outstanding............          --            --
Class A Common Stock--
 Participating, voting, $.0001 par value, 500
  million shares authorized, 29,390,450 and
  16,172,601 shares issued and outstanding at
  December 31, 1998 and 1997, respectively
  respectively.....................................            2             2
Common Stock--
 Participating, voting, $.0001 par value, 100
  million shares authorized, 60,422,825 and
  73,638,174 shares issued and outstanding at
  December 31, 1998 and 1997, respectively
  respectively.....................................            7             7
Additional paid-in capital.........................      374,896       374,877
Accumulated deficit................................     (429,380)     (372,777)
Accumulated other comprehensive income (deficit)...            5           (10)
                                                    ------------  ------------
   Total shareholders' equity (deficit)............      (54,470)        2,099
                                                    ------------  ------------
                                                    $    190,111  $    206,310
                                                    ============  ============

   The accompanying notes are an integral part of these consolidated balance sheets.

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                         For the Years Ended December 31,
                                      -----------------------------------------
                                          1998          1997          1996
                                      ------------  ------------  -------------
                                       (In thousands, except per share data)
Revenues............................  $    550,801  $    456,619  $     292,624
Cost of Sales.......................       327,676       292,917        193,356
                                      ------------  ------------  -------------
Gross Margin........................       223,125       163,702         99,268
Operating Expenses
Selling and marketing...............       114,983        99,399        102,715
Manufacturer Incentive..............        44,778        66,726         18,387
General and administrative..........        57,571        46,935         31,992
Commissions to retailers............        13,232        14,537         13,909
Engineering and operations..........        13,834         9,801         11,644
Depreciation and amortization.......        17,316        18,426         19,687
Early cancellation of contracts due
 to merger (Note 2).................        22,130           --             --
                                      ------------  ------------  -------------
  Net operating loss................       (60,719)      (92,122)       (99,066)
                                      ------------  ------------  -------------
Other (Income) Expense
Interest expense....................           --            --           2,326
Interest (income)...................        (4,067)       (4,919)        (6,244)
Cost to terminate Credit Agreement..           --            --           9,504
Other...............................           (49)          103            307
                                      ------------  ------------  -------------
  Net loss..........................  $    (56,603) $    (87,306) $    (104,959)
                                      ------------  ------------  -------------
  Net loss per share--basic and
   diluted..........................  $      (0.63) $      (0.97) $       (1.17)
                                      ------------  ------------  -------------
  Weighted average shares
   outstanding--basic and diluted...        89,811        89,811         89,811


  The accompanying notes are an integral part of these consolidated financial statements.

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                       Class A                                                        Accumulated
                     Common Stock    Common Stock            Additional                  Other       Unused
                    --------------- ---------------           Paid-In   Accumulated  Comprehensive    Media
                    Shares   Amount Shares   Amount Warrants  Capital     Deficit   Income (Deficit) Credits    Total
                    -------  ------ -------  ------ -------- ---------- ----------- ---------------- -------  ---------
                                                 (In thousands, except per share data)
Shareholders'
 Equity (Deficit)
 at December 31,
 1995............    16,876   $ 2    72,935   $ 7    $7,350   $127,423   $(180,512)      $ 154       $(3,396) $ (48,972)
Conversion of
 shares pursuant
 to
 Recapitalization.. (16,876)   (2)   16,876     2       --         --          --          --            --         --
Conversion of
 notes and
 cancellation of
 warrants........       --    --      7,412     1    (7,350)    44,491         --          --            --      37,142
Conversion of
 shares available
 for
 overallotment...     1,245   --     (1,245)  --        --         --          --          --            --         --
Transfer of
 common stock
 from HBI........       --    --    (15,712)   (2)      --         --          --          --            --          (2)
Sale of Class A
 common stock for
 $27 per share,
 net.............     8,300     1       --    --        --     206,200         --          --            --     206,201
Conversion of
 shares pursuant
 to certain
 shareholder
 rights..........     5,570     1    (5,570)   (1)      --         --          --          --            --         --
Media credits
 utilized........       --    --        --    --        --         --          --          --            243        243
Unrealized loss
 on investments..       --    --        --    --        --         --          --         (176)          --        (176)
Net loss.........       --    --        --    --        --         --     (104,959)        --            --    (104,959)
                    -------   ---   -------   ---    ------   --------   ---------       -----       -------  ---------
Shareholders'
 Equity (Deficit)
 at December 31,
 1996............    15,115     2    74,696     7       --     378,114    (285,471)        (22)       (3,153)    89,477
Conversion of
 shares pursuant
 to certain
 shareholder
 rights..........     1,058   --     (1,058)  --        --         --          --          --            --         --
Media credits
 utilized........       --    --        --    --        --         --          --          --            (84)       (84)
Media credits
 canceled........       --    --        --    --        --      (3,237)        --          --          3,237        --
Unrealized gain
 on investments..       --    --        --    --        --         --          --           12           --          12
Net loss.........       --    --        --    --        --         --      (87,306)        --            --     (87,306)
                    -------   ---   -------   ---    ------   --------   ---------       -----       -------  ---------
Shareholders'
 Equity (Deficit)
 at December 31,
 1997............    16,173     2    73,638     7       --     374,877    (372,777)        (10)          --       2,099
Conversion of
 shares pursuant
 to certain
 shareholder
 rights..........    13,215   --    (13,215)  --        --         --          --          --            --         --
Issuance of Class
 A Common stock..         2   --        --    --        --          19         --          --            --          19
Unrealized gain
 on investments..       --    --        --    --        --         --          --           15           --          15
Net loss.........       --    --        --    --        --         --      (56,603)        --            --     (56,603)
                    -------   ---   -------   ---    ------   --------   ---------       -----       -------  ---------
Shareholders'
 Equity (Deficit)
 at December 31,
 1998............    29,390   $ 2    60,423   $ 7       --    $374,896   $(429,380)      $   5           --   $ (54,470)
                    =======   ===   =======   ===    ======   ========   =========       =====       =======  =========

  The accompanying notes are an integral part of these consolidated financial statements.

      UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             For the Years Ended December 31
                                            -----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  -----------
                                                     (In thousands)
Operating Activities
Net Loss................................... $  (56,603) $  (87,306) $  (104,959)
Adjustments to reconcile net loss to net
 cash provided by (used in) operating
 activities--
 Depreciation and amortization.............     17,316      18,426       19,687
 Deferred loan origination fees charged to
  expense in connection with termination
  of Credit Agreement......................        --          --         5,465
 Early cancellation of contracts due to
  merger...................................      9,030         --           --
 Media credits utilized....................        --          (84)         243
 Change in operating items:
   Trade accounts receivable...............     (2,850)     (2,590)     (25,532)
   Prepaid expenses and other current
    assets.................................      2,975      (6,969)        (278)
   Accounts payable and accrued expenses...      5,144       8,679       19,851
   Contract cancellation payable...........     13,200         --           --
   Deferred revenue........................     (3,200)      9,036       23,943
   Manufacturer Incentive..................     25,225      59,146       14,632
   Other...................................        563      (3,829)        (852)
                                            ----------  ----------  -----------
     Net cash provided by (used in)
      operating activities.................     10,800      (5,491)     (47,800)
                                            ----------  ----------  -----------
Investing Activities
Purchase of and deposits on equipment......    (12,668)    (14,854)      (5,487)
Purchase of investments....................       (500)
Proceeds from sale of investments..........        --        3,000        5,996
                                            ----------  ----------  -----------
     Net cash provided by (used in)
      investing activities.................    (13,168)    (11,854)         509
                                            ----------  ----------  -----------
Financing Activities
Advances from (repayments to) affiliated
 companies.................................        --         (527)        (637)
Proceeds from debt borrowings..............        --          --           485
Repayment of debt..........................        --          --       (91,922)
Proceeds from sale of common stock.........         19         --       206,200
                                            ----------  ----------  -----------
     Net cash provided by (used in)
      financing activities.................         19        (527)     114,126
                                            ----------  ----------  -----------
     Increase (decrease) in cash and cash
      equivalents..........................     (2,349)    (17,872)      66,835
Cash and Cash Equivalents, beginning of
 period....................................     68,646      86,518       19,683
                                            ----------  ----------  -----------
Cash and Cash Equivalents, end of period... $   66,297  $   68,646  $    86,518
                                            ----------  ----------  -----------
Noncash Transactions
Conversion of notes and cancellation of
 warrants.................................. $      --   $      --   $    44,491
                                            ----------  ----------  -----------
Expiration of unused media credits......... $      --   $    3,237  $       --
                                            ----------  ----------  -----------
Supplementary Cash Flow Information
Cash paid during the period for--
 Interest.................................. $      --   $      --   $       --
 Income taxes.............................. $      --   $      --   $       --

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.Organization And Summary Of Significant Accounting Principles

   United States Satellite Broadcasting Company, Inc. and Subsidiaries ("USSB" or the "Company") provide subscription television programming via a high-power direct broadcast satellite ("DBS") to households throughout the continental United States. The Company broadcasts a high quality digital television signal using a digital satellite system ("DIRECTV/USSB System"). The Company's programming is available to customers who have a DIRECTV/USSB unit, which consists of an 18-inch satellite dish, a receiver/decoder and a remote control. All of the Company's gross revenues and identifiable assets relate to the Company's activities in this industry.

   Hubbard Broadcasting, Inc. ("HBI") beneficially owned 51.8% of the Company as of December 31, 1998 and 1997, and had approximately 73.4% of the total voting power at December 31, 1998.

   Until July 1, 1994, the Company was a development stage company. The Company has incurred losses since its inception and had an accumulated deficit of approximately $429.4 million as of December 31, 1998. Management anticipates that losses will continue into 1999.

   The Company has entered into an Agreement and Plan of Merger dated as of December 11, 1998 (the "Merger Agreement") with General Motors Corporation, a Delaware corporation ("GM"), and its subsidiary Hughes Electronics Corporation, a Delaware corporation ("Hughes"), pursuant to which, if certain conditions are satisfied, the Company will be merged with and into Hughes (the "Merger") (See
Note 2).

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly owned Subsidiaries, including USSB II, Inc. ("USSB II"). USSB II owns the Company's satellite transponders and holds the Company's FCC licenses and permits (see Note 4). All significant intercompany accounts and transactions have been eliminated in consolidation.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

 Cash and Cash Equivalents

   Cash and cash equivalents, which consist primarily of short-term United States Treasury-backed securities with original maturities of less than 90 days, are stated at cost, which approximates fair value.

 Investments

   Long-term investments at December 31, 1998, consist primarily of a U.S. Treasury security maturing in 1999, which the Company classifies as available-for-sale. The Treasury security bears interest at 5.5% and its aggregate amortized cost approximated its market value of $4,001,000 at December 31, 1998. Unrealized gains and losses are reported as other comprehensive income.

 Manufacturer Incentive Program

   The Company's costs under its financial incentive arrangements with manufacturers of DIRECTV/USSB System equipment are charged to expense as incurred. See Note 4 for additional disclosure regarding these arrangements.

 Retailer Commissions

   The Company generally pays commissions to eligible retailers for their customers who are current USSB subscribers. Commissions paid are charged to expense over the related subscription period. Accrued retailer commissions totaled $5,262,000 at December 31, 1998 and $5,996,000 at December 31, 1997.

 Property and Equipment

   Property and equipment is stated at cost. Depreciation is provided using accelerated and straight-line methods based on estimated useful lives as follows:

     Satellite Transponders..........................................   10 years
     Other Equipment................................................. 5-10 years
     Buildings & Improvements........................................   31 years

 Financial Instruments

   Unless otherwise indicated, the recorded value of the Company's financial instruments approximates their fair value.

 Revenue Recognition

   Programming revenues are recorded when the respective services are rendered. Subscriptions received in advance of the delivery of the related programming are recorded as deferred revenue.

 Advertising and Promotions

   Costs for advertising and promotional materials and activities (including the cost, if any, of programming provided to current or prospective customers free of charge) are charged to expense as incurred.

 Research and Development

   Costs related to the Company's research and development efforts are charged to expense as incurred.

 Income Taxes

   Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future based on enacted tax laws and are applicable to the periods in which the differences are expected to affect taxable income.

 Recently Issued Accounting Pronouncements

   The Company adopted FASB Statement No. 130, "Reporting Comprehensive Income" (SFAS No. 130), effective January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive earnings and its components in financial statements. Comprehensive income is defined as changes in equity of a business enterprise during a period except those resulting from investment by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on the Company's statements of operations or shareholders' equity as of December 31, 1998.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS

No. 133 establishes accounting and reporting standards requiring that every derivative financial instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet either as an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company will be required to adopt SFAS No. 133 no later than January 1, 2000. The Company has not entered into any derivative financial instruments as of December 31, 1998. As a result, adoption of SFAS No. 133 would currently have no impact on the Company. In the future, if the Company were to enter into derivative financial instruments which are covered by SFAS No. 133, volatility in earnings and other comprehensive income could be increased.

2.Agreement and Plan of Merger

   The Company has entered into an Agreement and Plan of Merger dated as of December 11, 1998 (the "Merger Agreement") with General Motors Corporation, a Delaware corporation ("GM"), and its subsidiary Hughes Electronics Corporation, a Delaware corporation ("Hughes"), pursuant to which, if certain conditions are satisfied, the Company will be merged with and into Hughes (the "Merger"). The Merger, which is subject to regulatory and shareholder approval, and to the satisfaction of other conditions contained in the Merger Agreement, is expected to take place in the first half of 1999. If the Merger is completed, each share of USSB stock will be converted, subject to certain limitations, into either
(i) a fraction of a share of Class H Common Stock of GM equal to the exchange ratio provided in the Merger Agreement or (ii) cash equal to that exchange ratio multiplied by the 20-day volume-weighted average price of the GM Class H Common Stock (the "Merger Consideration"). The Merger Consideration is dependent upon the GM Class H Common Stock price and will not exceed $18.00 per share.

   As required by the Merger Agreement, the Company has canceled contracts with Lockheed Martin and Convergys Information Management Group Inc. In connection with the cancellation of these contracts, the Company recorded a special one-time charge in the fourth quarter of 1998 of $20.7 million. This charge represents the total amount of the charge associated with such contract cancellations. The fourth quarter charge includes non-cash write-offs of satellite deposits of $7.6 million and development costs for subscriber management and billing systems of $1.3 million. The remainder of the fourth quarter charge consists of net contract termination fees, which were paid in January 1999. The charge of $22.1 million included in the statement of operations for the year ended December 31, 1998 also includes a write-off of satellite deposits of $1.43 million recorded in June 1998.

3.Shareholders' Equity

 Recapitalization and Initial Public Offering

   In the third quarter of 1995, the Company decided to proceed with an initial public offering of its Class A Common Stock. In connection with the offering, on January 31, 1996, the Company effected a recapitalization of the Company's capital structure.

   Prior to the recapitalization, the Company's capitalization consisted of two classes of common stock (referred to herein as "old common stock" and "old class A common stock"). Terms of the recapitalization included (i) a change in the authorized capital of the Company to consist of 100,000,000 shares of Common Stock, 500,000,000 shares of Class A Common Stock and 50,000,000 shares of undesignated Preferred Stock; (ii) the conversion of the Company's old common stock and old class A common stock into shares of Common Stock; (iii) the conversion of certain convertible subordinated promissory notes into shares of Common Stock and the cancellation of warrants issued to the holders of those notes; (iv) a 75-for-one split of the new capital stock; and (v) the contribution by HBI of 8,300,000 shares of Common Stock in connection with the public offering and 7,411,950 shares of Common Stock in connection with conversion of the convertible subordinated promissory notes, pursuant to HBI's agreements with certain current shareholders, in order to prevent those shareholders from experiencing dilution in their ownership of the Company. The Company's consolidated financial statements are presented as if the above changes in authorized capital and the 75-for-one split of new capital stock had been effective for all periods presented.

   The offering (which closed on February 6, 1996) consisted of the sale by the Company of 8,300,000 shares of Class A Common Stock at $27.00 per share, generating proceeds of approximately $206.2 million, net of underwriting commissions and other expenses incurred in connection with the offering.

   Pursuant to the over-allotment provisions in the underwriting agreement, certain shareholders who had purchased shares of the Company's capital stock in previous private placements sold 1,245,000 shares of newly converted Class A Common Stock in connection with the offering. The Company did not receive any of the proceeds of such sales.

 Conversion Rights

   On May 1, 1996, approximately 3.1 million shares of the Company's Common Stock, with 10 votes per share, automatically converted into Class A Common Stock, with one vote per share, at a conversion ratio of 1:1. On July 30, 1996, the remainder of the Company's Common Stock, with 10 votes per share, became eligible, at the option of the holders thereof, to convert into Class A Common Stock, with one vote per share, at a conversion ratio of 1:1.

   In accordance with certain shareholder agreements, prior to the Company's initial public offering, the ownership percentages of certain shareholders, other than HBI, were protected from dilution, based on total outstanding shares of 89,810,775, until the ownership of HBI was reduced to 51%. In connection with the Company's initial public offering, 15,711,950 shares of old common stock were contributed by HBI to the Company for no consideration in 1996. In addition, certain shareholders holding 22,645,350 shares of Common Stock have certain "piggy-back" rights to participate in certain public offerings of the Company's stock and certain "co-sale" rights to include all or a portion of their shares in certain sales by HBI of its stock of the Company.

 Unused Media Credits

   In connection with a sale of old class A common stock in 1994, the Company received a $5.0 million media credit. The unused balance of the media credit at December 31, 1997 ($3.2 million) was canceled by the Company. Such cancellation was recorded as a reduction of additional paid-in capital to reflect the actual net proceeds realized from the original stock sale.

 Convertible Subordinated Promissory Notes

   During 1994, the Company issued and sold unsecured convertible subordinated promissory notes (the "Notes") for $34.5 million. The Notes were subject to mandatory conversion into shares of old class A common stock equal to the face amount of the Notes divided by $5.66 if the gross proceeds of an initial public offering of the Company were to exceed $50 million at an offering price of at least $7.00 per share. Such conversion occurred as part of the recapitalization at which time the Notes (including cumulative accretion) had a recorded balance of $37.1 million. Issued with the convertible subordinated promissory notes were warrants valued at $7.5 million, which were canceled as a part of the recapitalization.

 Stock-Based Compensation

   In December 1995, the Company's shareholders approved a stock option plan (the "1995 Plan") and, in November 1996, the Company's shareholders approved a Non-Employee Director Stock Option Plan (the "1996 Non-Employee Director Plan") (together, the "Option Plans"). The Option Plans authorize the granting of options to purchase up to an aggregate of 2,150,000 shares of Class A Common Stock. The 1995 Plan provides for employees, officers and consultants of the Company to be granted options to purchase Class A Common Stock of two types:
(i) those that qualify as incentive stock options ("Incentive Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and (ii) those that do not qualify as Incentive Options ("Nonstatutory Options"). All options granted under the 1996 Non-Employee Director Plan are Nonstatutory Options. The Option Plans are administered by the Compensation Committee. Under the 1995 Plan, the Compensation Committee determines the persons who are to receive options, the terms and the number of shares subject to each option and whether the option is to be an Incentive Option or a Nonstatutory Option. The options vest equally over a four or five year period, and are exercisable over ten years from the date of grant. The 1996 Non-Employee Director Plan provides for the automatic, non-discretionary, grant of options. Information regarding the Option Plans is as follows:

                                                         Years Ended December 31,
                      --------------------------------------------------------------------------------------------------
                                   1998                             1997                             1996
                      -------------------------------- -------------------------------- --------------------------------
                      Shares                  Weighted Shares                  Weighted Shares                  Weighted
                       Under                  Average   Under                  Average   Under                  Average
                      Option                  Exercise Option                  Exercise Option                  Exercise
                       Plan    Exercise Price  Price    Plan    Exercise Price  Price    Plan    Exercise Price  Price
                      -------  -------------- -------- -------  -------------- -------- -------  -------------- --------
Outstanding at
 beginning of year..  690,000   $7.75-$36.00   $19.58  439,700  $11.50-$36.00   $26.55      --             --       --
Granted.............   60,000   $6.19-$10.00   $ 8.20  260,300  $ 7.75-$12.00   $ 8.04  475,300  $11.50-$36.00   $26.62
Exercised...........   (2,500)        $13.75   $13.75      --             --       --       --             --       --
Forfeited...........  (42,600)  $7.75-$27.00   $17.12  (10,000) $11.50-$27.00   $24.45  (35,600) $27.00-$28.50   $27.45
                      -------   ------------   ------  -------  -------------   ------  -------  -------------   ------
Outstanding at end
 of year............  704,900   $6.19-$36.00   $18.82  690,000  $ 7.75-$36.00   $19.58  439,700  $11.50-$36.00   $26.55
Exercisable at end
 of year............  217,547   $7.75-$36.00   $21.87  103,946  $ 7.75-$36.00   $23.64   11,000         $11.50   $11.50
Weighted average
 fair value of
 options granted....    $5.92                            $5.24                           $17.72

   As of December 31, 1998, the outstanding stock options granted in 1996 have a remaining contractual life of approximately seven years and the outstanding stock options granted in 1997 have a remaining contractual life of approximately eight years.

   The Company accounts for the Option Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the Option Plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company's pro forma net loss and pro forma loss per share would have been as follows (in thousands):

                                                  Years Ended December 31
                                                -----------------------------
                                                  1998      1997      1996
                                                --------  --------  ---------
Net loss........................... As Reported $(56,603) $(87,306) $(104,959)
                                    Pro Forma   $(58,418) $(88,670) $(112,750)
Net loss per share--basic and
 diluted........................... As Reported    $(.63)    $(.97)    $(1.17)
                                    Pro Forma      $(.65)    $(.99)    $(1.26)

   The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 5.1% in 1998 and 6.3% in 1997; expected life of 10 years for 1998 and 1997; expected volatility of 57.3% in 1998 and 39.5% in 1997.

4.Commitments and Contingencies

 Regulatory Matters

   USSB II, Inc. (a wholly owned subsidiary of the Company) holds a license from the Federal Communications Commission (the "FCC") to broadcast from five transponders at 101(degrees) west longitude (the "License"). The Company must continue to maintain the License to operate its business. The License expires in June 2004 and is renewable at ten-year intervals. Although the Company expects to obtain such renewals in the ordinary course, there can be no assurance that such renewals will be granted.

   The construction and launch of broadcasting satellites and the operation of satellite broadcasting systems are subject to substantial regulation by the FCC. Under the License, the Company is subject to FCC review primarily for the following: (i) standards regarding individual satellites (e.g., meeting minimum financial, legal and technical standards); (ii) avoiding interference with other satellites; and (iii) complying with rules the FCC has established specifically for high-power DBS satellite licenses. In addition, uplink facilities are separately licensed by the FCC. The Company's National Broadcast Center and the Auxiliary Broadcast Center have each received its FCC license. FCC rules are subject to change in response to industry developments, new technology and political considerations.

   The FCC granted the Company a Construction Permit and Launch Authority (the "Permit"), held by USSB II, for satellites with three transponders at 110(degrees) west longitude and eight transponders at 148(degrees) west longitude. On June 24, 1998, the Company voluntarily returned to the FCC its authorization for eight transponders at 148(degrees) west longitude. The return of the authorization at 148(degrees) west longitude had no effect on the status of the Company's Permit for the 110(degrees) orbital location.

   The Permit requires the Company to comply with specified construction and launch schedules. The FCC has the authority to revoke the Permit for the 110(degrees) orbital location if the Company fails to comply with the FCC schedule for construction and launch. Under the Merger Agreement, the Company and Hughes have agreed to cooperate and use their reasonable best efforts to maintain the Permit at the 110(degrees) orbital location. In connection therewith, the Company and Hughes have jointly filed an application for modification of authorization to move the DBS-1 satellite, which presently operates at the 101(degrees) orbital location, to the 110(degrees) orbital location to satisfy the FCC's due diligence requirements. On April 1, 1999, the FCC staff issued an order approving the transfer of control of the FCC authorization for construction at the 110(degrees) orbital location to DIRECTV, conditioned upon DIRECTV initiating service on the three transponders authorized at the 110(degrees) orbital location by December 31, 1999.

   Under the Merger Agreement, on December 17, 1998, Hughes, DIRECTV Enterprises, Inc., a wholly-owned subsidiary of Hughes, and the Company also filed applications with the FCC requesting consent to the transfer of control of all of the FCC authorizations held by USSB II, Inc. to Hughes. The FCC staff's April 1, 1999 order also approved the transfer of control of the FCC license for five transponders at the 101(degrees) orbital location and related earth station licenses to DIRECTV.

   Any petition requesting reconsideration by the FCC staff, or application for review by the full Commission, must be filed by May 3, 1999. In addition, the FCC may determine to review the April 1, 1999 order on its own motion until May 11, 1999. Absent any of the foregoing, the April 1, 1999 order will become final on May 12, 1999.

   While the Company has generally been successful to date with respect to compliance with regulatory matters, there can be no assurance that the Company will succeed in obtaining and maintaining all requisite regulatory approvals for its operations.

 Lockheed Martin Astro Space Agreement

   The Company originally entered into contracts with Lockheed Martin for the construction of direct broadcast satellites at the 110(degrees) orbital location (the "110(degrees) Contract") and at the 148(degrees) orbital location (the "148(degrees) Contract"). As required by the Merger Agreement, the Company has canceled the 110(degrees) Contract and has allowed the 148(degrees) Contract to expire in accordance with its terms. Both actions were effective December 31, 1998. The Company has recorded charges related to these cancellations, which represent the total amount of the charges associated with such cancellations (See Note 2).

 Advertising and Promotions

   The Company has entered into commitments to purchase or participate in joint purchases of broadcast, print and other media for advertising and promotional purposes. At December 31, 1998, such commitments totaled $4.0 million due through June 30, 1999, with the non-cancelable portion of such commitments totaling $3.0 million.

 Insurance

   The Company maintains business interruption and in-orbit insurance coverages at levels management considers necessary to address the normal risks of operating via communications satellite, including damage, destruction or failure of the satellite or its transponders. Additionally, the Company maintains general liability and directors' and officers' insurance coverages.

 Satellite

   All of the Company's programming is carried on a single satellite, DBS-1, which the Company co-owns with DIRECTV, a subsidiary of Hughes Electronics Corporation. As previously reported, a spacecraft control processor ("SCP") aboard the DBS-1 satellite failed on July 4, 1998, and control of DBS-1 was automatically switched to the spare SCP without interruption of service. In connection with the execution of the Merger Agreement, DIRECTV and the Company entered into a Channel Services Provision Agreement which provides that, subject to the terms of that Agreement, DIRECTV will provide to USSB, on a full time basis, channel capacity and related services on two other satellites owned by Hughes at the 101(degrees) orbital location sufficient to transmit and deliver a limited number of premium movie services to USSB subscribers. At the same time, the Company and Hughes also entered into a Replacement Payload Option Agreement which clarifies USSB's right to transponder capacity on a replacement satellite, in the event the Merger Agreement is terminated due to the failure of the transponders on DBS-1. The Replacement Payload Option Agreement provides that USSB may elect to purchase five transponders at a fixed price on DIRECTV 1-R, a satellite under construction by Hughes.

 Litigation

   In November 1996, Personalized Media Communications, L.L.C. ("PMC") initiated legal proceedings against the Company and others before the United States International Trade Commission ("ITC"), and in the United States District Court for the Northern District of California. The Company does not believe that PMC is entitled to damages or any remedies from the Company, and management intends to vigorously defend both actions.

   In June 1997, IPPV Enterprises, a Georgia partnership ("IPPV") initiated a legal proceeding against the Company and others in the United States District Court for the District of Delaware. The Company does not believe that IPPV is entitled to damages or any remedies from the Company, and management intends to vigorously defend the action.

   In September 1998, WIC Premium Television, Ltd., an Edmonton, Alberta, Canada corporation, ("WIC") initiated two separate legal proceedings in the Federal Court of Canada Trial Division and in the Judicial District of Edmonton against numerous retailers, programming providers, and programming distributors, including the Company. This action is in the preliminary stages of discovery and management has not reached a judgment regarding whether WIC may be entitled to damages or any remedies from the Company.

   Item 3 of this Report on Form 10-K contains additional information on these matters.

   The Company is also exposed to other litigation encountered in the normal course of business. In the opinion of management, the resolution of these other litigation matters of which the Company is aware will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

 Manufacturer Incentive Program

   On August 26, 1996, the Company, together with DIRECTV, entered into financial incentive arrangements with certain manufacturers of DIRECTV/USSB System equipment to assist these manufacturers in lowering the price of DIRECTV/USSB Systems. Such arrangements, which run for up to four years depending on manufacturer, commit the Company to pay the manufacturers over a five-year period from the date new DIRECTV/USSB System households are authorized to receive programming. The expense and liability for such future commitments are established and recorded upon activation of the related DIRECTV/USSB System. For the years ended December 31, 1998 and 1997, the Company charged to expense $44.8 and $66.7 million, respectively, representing the full amount of those future obligations for the Manufacturer Incentive program incurred for the sale of DIRECTV/USSB Systems to new households. Cash paid in 1998 related to the Manufacturers Incentive program was $21.8 million. Future obligations totaled $102.7 million at December 31, 1998, payable in the following years:

                                               In Thousands
                                               ------------
            1999..............................   $25,579
            2000..............................    25,417
            2001..............................    25,196
            2002..............................    18,250
            2003..............................     8,240

   While the amounts to be incurred in the future by the Company under these arrangements cannot be precisely estimated, the Company expects that as the level of retail DIRECTV/USSB system unit sales increase, the cash flow related to these arrangements will increase accordingly.

   The fair value of the future obligation at December 31, 1998 is approximately $86.0 million and has been calculated by discounting the future cash flows at the Company's estimated incremental borrowing rate.

5.Related-Party Transactions

   Certain officers and directors of the Company are also employed by, and spend a significant portion of their time on, the businesses of HBI and its affiliates other than the Company. Each person who is a director has indicated to the Company that, should a conflict of interest arise, he will promptly disclose such conflict to the Company's Board of Directors and refrain from voting on such matter as a director.

 Due to HBI

   Debt due to HBI consists principally of amounts accrued for management services valued at $10.0 million provided to the Company by HBI during the years 1992 through 1994 under an agreement which expired June 30, 1994. The balance does not bear interest. The Company was contingently obligated to pay these amounts and they will not become due until, in the board of director's opinion, adequate resources exist. As a result of certain significant financial performance thresholds, USSB management discontinued accruing the $3.3 million annual charge after 1992 and did not intend to accrue any additional charges until and unless it was determined payment could be considered probable. When the Company decided to proceed with its initial public stock offering, the board of directors determined that it became likely that certain preconditions would ultimately be satisfied, and therefore made payment of this obligation probable. Accordingly, during the quarter ended September 30, 1995, the Company accrued as an operating expense the remaining $6.7 million of its management fee obligation. In connection with the execution of the Merger Agreement, Hughes has agreed to pay the accrued management fee of $10 million to HBI on the first anniversary of the closing date of the Merger, but not later than April 1, 2000.

   HBI provides certain general and administrative services to the Company under an agreement that is renewed annually. The Company incurred a charge of $1,252,000 for such services for the year ended December 31, 1998, $1,124,000 for 1997, and $978,000 for 1996. The Company also purchases programming, engineering services and other services from other entities affiliated with HBI. Amounts included in the accompanying consolidated statements of operations which were purchased from these affiliated entities were $4.6 million in 1998, $5.4 million in 1997, and $3.8 million in 1996. The Company believes that the services provided between the Company and HBI and its subsidiaries and affiliates, and by entities with which certain directors are affiliated, are on terms comparable to those available from third parties and that such terms are reasonable.

 Other

   The Company's employees participate in a 401(k) plan sponsored by HBI. Under the terms of the plan, the Company may make annual base contributions and can match participant contributions for each year. HBI made contributions to the plan on behalf of the Company's employees (which amounts were reimbursed by the Company) of $237,000 for the year ended December 31, 1998, $157,000 during 1997 and $116,000 during 1996.

6.Income Taxes

   The Company's deferred tax assets and liabilities, all of which are long-term, are summarized as follows (in thousands):

                         Deferred Tax Asset (Liability)

                                                            As of December 31
                                                            -------------------
                                                              1998      1997
                                                            --------  ---------
     Deferred tax assets:
       Manufacturer Incentive..............................   41,073  $  30,983
       Preoperating capitalized costs......................      314      2,201
       Capitalized interest................................      --         181
       Management services.................................    4,000      4,337
       Other...............................................    3,800      3,995
       Net operating loss carryforward.....................  137,738    121,825
                                                            --------  ---------
         Total deferred tax assets.........................  186,925    163,522
     Deferred tax liabilities:
       Depreciation........................................  (15,951)   (15,149)
         Total deferred tax liability......................  (15,951)   (15,149)
                                                            --------  ---------
     Valuation allowance...................................  170,974   (148,373)
                                                            --------  ---------
         Net deferred tax balance.......................... $    --   $     --
                                                            ========  =========

   The Company has net operating losses for federal tax reporting purposes totaling $344.3 million available for carryover to subsequent years as of December 31, 1998, expiring in years 2000 through 2014. The valuation allowance applied against the Company's net deferred tax assets increased by $22.6 million for the year ended December 31, 1998, $37.5 million for 1997, and $39.3 million for 1996.

   The Company and HBI file separate federal tax returns and a combined state tax return in Minnesota and New Mexico. HBI has benefited from this unitary relationship as it has utilized USSB losses to reduce its combined income subject to apportionment in Minnesota and New Mexico through December 31, 1996. The benefit that HBI realized was approximately $0.1 million for the year ended December 31, 1998, $0.2 million for 1997, and $1.4 million for 1996. This unitary relationship has reduced the Company's Minnesota net operating loss carryforward. Benefits realized by HBI in years preceding 1994 were not significant. Under a tax sharing agreement dated November 30, 1995, HBI has agreed to reimburse the Company for such benefits in the year they would otherwise have been realized by the Company. In connection with the execution of the Merger Agreement, HBI has agreed to pay Hughes, as the successor to the Company, an amount sufficient to satisfy this obligation on the first anniversary of the closing date of the Merger, but not later than April 1, 2000.

7.Quarterly Condensed Financial Information (Unaudited)

   Summarized unaudited quarterly data for 1998 and 1997 is as follows (in thousands, except per share amounts):

                         First Quarter Second Quarter Third Quarter Fourth Quarter Full Year
                         ------------- -------------- ------------- -------------- ---------
1998
Revenues................   $136,839       $132,710      $136,567       $144,685    $550,801
Cost of Sales...........     84,656         78,742        80,225         84,053     327,676
                           --------       --------      --------       --------    --------
Gross Margin............     52,183         53,968        56,342         60,632     223,125
Operating Expenses......     62,316         62,899        66,204         92,425     283,844
                           --------       --------      --------       --------    --------
Net Operating Loss......    (10,133)        (8,931)       (9,862)       (31,793)    (60,719)
Other (income) expense,
 net....................     (1,004)        (1,041)       (1,132)          (939)     (4,116)
                           --------       --------      --------       --------    --------
Net Loss................     (9,129)        (7,890)       (8,730)       (30,854)    (56,603)
                           ========       ========      ========       ========    ========
Weighted Average Shares
 Outstanding............     89,811         89,811        89,811         89,811      89,811
                           ========       ========      ========       ========    ========
Net loss per share--
 basic and diluted......   $  (0.10)      $  (0.09)     $  (0.10)      $  (0.34)   $  (0.63)
                           ========       ========      ========       ========    ========
1997
Revenues................   $ 99,231       $114,236      $114,383       $128,769    $456,619
Cost of Sales...........     64,930         73,223        73,557         81,207     292,917
                           --------       --------      --------       --------    --------
Gross Margin............     34,301         41,013        40,826         47,562     163,702
Operating Expenses......     57,925         51,620        70,082         76,197     255,824
                           --------       --------      --------       --------    --------
Net Operating Loss......    (23,624)       (10,607)      (29,256)       (28,635)    (92,122)
Other (income) expense,
 net....................     (1,174)        (1,324)       (1,109)        (1,209)     (4,816)
                           --------       --------      --------       --------    --------
Net Loss................    (22,450)        (9,283)      (28,147)       (27,426)    (87,306)
                           ========       ========      ========       ========    ========
Weighted Average Shares
 Outstanding............     89,812         89,811        89,811         89,821      89,811
                           ========       ========      ========       ========    ========
Net loss per share--
 basic and diluted......   $  (0.25)      $  (0.10)     $  (0.31)      $  (0.31)   $  (0.97)
                           ========       ========      ========       ========    ========